EXECUTION VERSION
CREDIT AND GUARANTY AGREEMENT

dated as of October 21, 2015 among

CONCORDIA HEALTHCARE CORP.,
as the Borrower, and

CERTAIN SUBSIDIARIES OF THE BORROWER,
as Guarantors,
THE LENDERS PARTY HERETO, GOLDMAN SACHS BANK USA,
CREDIT SUISSE SECURITIES (USA) LLC, JEFFERIES LLC

and

RBC CAPITAL MARKETS1,
as Joint Lead Arrangers and Joint Bookrunners, and
CREDIT SUISSE SECURITIES (USA) LLC, JEFFERIES FINANCE LLC

and

RBC CAPITAL MARKETS, LLC;
as Co-Documentation Agents and
GOLDMAN SACHS BANK USA,
as Administrative Agent and Collateral Agent

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$1,100,000,000 Dollar Term Loans
£500,000,000 Pounds Sterling Term Loans
$200,000,000 Revolving Commitments
--------------------------

_______________________________________

1	RBC Capital Markets is a brand name for the capital markets activities of Royal Bank of Canada and its affiliates.

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APPENDICES:	A-1	Initial Term Loan Commitments
	A-2	Revolving Commitments

SCHEDULES:	1.1(a)	Guarantors
	1.1(b)	Immaterial Subsidiaries
	1.1(c)	Unrestricted Subsidiaries
	2.3(a)	Existing Letters of Credit
	4.4	Filings, Governmental Approvals and Third Party Consents
	4.8	Equity Interests
	4.9	Actions, Suits and Proceedings
	4.16	Environmental Matters
	4.18	Insurance
	4.21	Intellectual Property
	5.11	Post-Closing Deliverables
	6.1(a)	Certain Indebtedness
	6.2(a)	Certain Liens
	6.3(h)	Certain Investments
	6.5(c)	Certain Restricted Payments
	6.6(b)	Certain Affiliate Transactions
	6.8	Non-Permitted Encumbrances
	10.1	Notice Addresses

EXHIBITS:	A-1	Funding notice
	A-2	Conversion/Continuation Notice
	A-3	Request for L/C Credit Extension
	B-1	Dollar Term Loan Note
	B-2	Pounds Sterling Term Loan Note
	B-3	Revolving Loan Note
	C	Compliance Certificate
	D	Joinder Agreement
	E	Assignment Agreement
	F	[Reserved]
	G	Solvency Certificate
	H	Affiliated Lender Assignment Agreement
	I-1	Pledge and Security Agreement
	I-2	Canadian Pledge and Security Agreement
	I-3	English Closing Date Debenture
	I-4-A	Luxembourg Receivables Pledge Agreement
	I-4-B	Luxembourg Share Pledge Agreement
	I-5	[Reserved]
	I-6	[Reserved]
	I-7	[Reserved]
	I-8	[Reserved]
	I-9	[Reserved]
	I-10	[Reserved]
	I-11-A	Jersey Receivables Security Agreement
	I-11-B	Jersey Share Security Agreement
	I-12	[Reserved]
	J	Prepayment Notice

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K	Intra-Group Subordination Agreement
L	Additional Borrower Agreement

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CREDIT AND GUARANTY AGREEMENT

This CREDIT AND GUARANTY AGREEMENT, dated as of October 21, 2015, is entered into by and among CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), CERTAIN SUBSIDIARIES OF THE BORROWER, as Guarantors, any Additional Borrowers that become party to this Agreement from time to time, the Lenders party hereto from time to time, GOLDMAN SACHS BANK USA (“GS”) as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”) and as Collateral Agent (together with its permitted successor in such capacity, “Collateral Agent”).

RECITALS:

WHEREAS, pursuant to the terms of that certain Sale and Purchase Agreement, dated as of September 4, 2015, by and among the Borrower and the Sellers (as defined herein) (together with all exhibits, schedules and disclosure letters thereto, collectively, the “Acquisition Agreement”), the Borrower will directly or indirectly acquire the Target (as defined herein) from the Sellers (the “Acquisition”);

WHEREAS, on September 30, 2015, the Borrower completed an underwritten public offering of 8,000,000 common shares for aggregate gross proceeds of $520,000,000 (the “Equity Offering”);

WHEREAS, the Borrower will issue and sell senior unsecured notes due 2022 providing for gross proceeds of up to $790,000,000 (the “9.50% Senior Notes”) pursuant to a Rule 144A and/or Regulation S offering, or other private placement;

WHEREAS, certain lenders will make senior increasing rate loans to the Borrower providing for gross proceeds in an aggregate principal amount of up to $135,000,000 (the “Extended Bridge Loans”);

WHEREAS, certain lenders will make senior loans to the Borrower providing for gross proceeds in an aggregate principal amount of up to $45,000,000 (the “Equity Bridge Loans”);

WHEREAS, (i) the Existing Credit Agreement (as defined herein) , except for Indebtedness permitted under Section 6.1, and (ii) all indebtedness of the Target and its subsidiaries , except for Indebtedness permitted under Section 6.1, will be repaid and all commitments thereunder terminated, and all security and guaranties in respect thereof discharged and released (the “Refinancing”);

WHEREAS, Lenders have agreed to extend certain credit facilities to the Borrower, consisting of
(i) $1,100,000,000 aggregate principal amount of Dollar Term Loans, (ii) £500,000,000 aggregate principal amount of Pounds Sterling Term Loans and (ii) $200,000,000 aggregate principal amount of Initial Revolving Commitments (together, the “Facilities”); and

WHEREAS, the proceeds of the Initial Term Loans, the proceeds of the 9.50% Senior Notes, the proceeds of the Extended Bridge Loans, the proceeds of the Equity Bridge Loans and the proceeds from the Equity Offering will be applied, as applicable, (i) to pay the Acquisition consideration, (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) and (iii) to pay for the Refinancing.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1.    DEFINITIONS AND INTERPRETATION

1.1Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“7.0% Senior Notes” means the $735,000,000 in aggregate principal amount of 7.000% Senior Notes due 2023 issued by the Borrower on April 21, 2015.

“9.50% Senior Notes” as defined in the recitals hereto.

“9.50% Senior Notes Indenture” means the Indenture dated as of October 21, 2015 among the Borrower, as the issuer, the guarantors thereunder and U.S. Bank National Association, as trustee thereunder and pursuant to which the 9.50% Senior Notes have been issued.
“Acquisition” as defined in the recitals hereto.
“Acquisition Agreement” as defined in the recitals hereto.

“Acquisition Agreement Representations” means such of the representations and warranties made by or on behalf of the sellers party to the applicable acquisition agreement associated with the relevant Permitted Acquisition or Specified Investment as are material to the interests of the Lenders, but only to the extent that a breach of such representations and warranties results in the Borrower (or its Affiliates) having the right to terminate the Borrower’s (or its Affiliates’) obligation to consummate the applicable acquisition under such acquisition agreement or to decline to consummate such acquisition under such acquisition agreement (in each case, without giving effect to notice or lapse of time or both).

“Additional Borrower” shall have the meaning provided in Section 1.14(a).

“Additional Borrower Agreement” means the Additional Borrower Agreement substantially in the form of Exhibit L.

“Additional Lender” means any Person (other than a natural Person) that is not an existing Lender and that has agreed to provide Incremental Commitments pursuant to Section 2.20 or Refinancing Commitments pursuant to Section 2.21.

“Adjusted LIBOR” means, (I) in relation to a Eurocurrency Rate Loan in Dollars, the rate per annum obtained by dividing (i)(a) the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other Person which takes over the administration of that rate) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, for the relevant Interest Period displayed on page LIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate); provided that if such Reuters page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower or (b) if the rates referenced in the preceding clause (a) are not available, the rate per annum determined by the Administrative Agent as the rate of interest, expressed based upon a 360 day year, at which deposits in Dollars, for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by the Administrative Agent and with a term and amount comparable to such Interest Period and principal amount of such Eurocurrency Rate Loan as would be offered by the Administrative Agent’s London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London, England time) two (2) Business Days prior to the first day of such Interest Period; provided that if

(a) and (b) are not available, the terms of Section 2.15(a) shall apply; by (ii) an amount equal to (x) one minus (y) the Applicable Reserve Requirement, and (II) with respect to an Interest Period in relation to a Eurocurrency Rate Loan in Pounds Sterling: (a) the Screen Rate or (b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the Interpolated Screen Rate for that Loan; provided, however, that notwithstanding the foregoing clauses (I) and (II) above, (x) the Adjusted LIBOR with respect to the Initial Term Loans shall at no time be less than 1.00% per annum and (y) the Adjusted LIBOR with respect to the Revolving Loans shall not be less than 0% and there shall otherwise be no Adjusted LIBOR “floor” for the Revolving Loans.

“Administrative Agent” as defined in the preamble hereto.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person.

“Affiliated Lender Assignment Agreement” as defined in Section 10.4(i).
“Agent(s)” means each of the Administrative Agent and the Collateral Agent.
“Aggregate Amounts Due” as defined in Section 2.14.

“Aggregate Payments” as defined in Section 7.2.

“Agreement” means this Credit and Guaranty Agreement, dated as of October 21, 2015 as it may be amended, restated, supplemented or otherwise modified from time to time.

“All-In-Yield” means, as to any Indebtedness, the yield thereof calculated in good faith consistent with generally accepted financial practices, whether in the form of interest rate, margin, original issue discount, upfront fees, Adjusted LIBOR floor (in the case of an Incremental Revolving Commitment, to the extent the operation of such Adjusted LIBOR floor would increase the yield on drawn amounts under any applicable existing Revolving Commitment on the proposed date of the initial availability thereof), or otherwise, in each case, incurred or payable by the Borrower generally to all the lenders or holders of such Indebtedness; provided that original issue discount and upfront fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of its incurrence of the applicable Indebtedness); provided, further, that “All-In-Yield” shall not include ticking fees, unused line fees, amendment fees, arrangement fees, structuring fees, commitment fees, underwriting fees and similar fees (regardless of whether paid, in whole or in part, to any or all lenders or holders of such Indebtedness) or other fees not paid generally to all lenders or holders of such Indebtedness.

“AML Legislation” as defined in Section 3.1(k).

“Amortizing Amount” means the aggregate principal amount of each class of Initial Term Loans.
“Amortization Payment Date” as defined in Section 2.10(a).
“Anti-Corruption Laws” as defined in Section 4.23.

“Anti-Terrorism Laws” as defined in Section 4.22.

“Applicable Margin” means (a) with respect to Initial Term Loans that are Dollar Term Loans and that are Eurocurrency Rate Loans, 4.25% per annum and with respect to Initial Term Loans that are Base Rate Loans, 3.25% per annum), (b) with respect to Initial Term Loans that are Pounds Sterling Term Loans and that are Eurocurrency Rate Loans, 5.00% , and (c) with respect to Initial Revolving Loans, Unused Commitment Fees and Letter of Credit Fees, (i) until delivery of financial statements for the first full fiscal quarter commencing on or after the Closing Date pursuant to Section 5.4, (A) for Eurocurrency Rate Loans in Dollars and Bankers’ Acceptance Loans, 3.50%, (B) for Eurocurrency Rate Loans in Pounds Sterling, 3.50%, (C) for Base Rate Loans, Canadian Prime Rate Loans and any Designated Foreign Currency Alternate Rate Loans (other than Loans denominated in Pounds Sterling), 2.50%, and (D) for Unused Commitment Fees, 0.500%, and (ii) thereafter, with respect to the Revolving Loans, Unused Commitment Fees and Letter of Credit Fees for standby Letters of Credit, the following percentages per annum, based upon the Senior Secured Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 5.4(c):

Applicable Margin for Revolving Facility Eurocurrency Rate Loans, Base Rate Loans, Etc.
Pricing Level	Senior Secured Net Leverage Ratio	Eurocurrency Rate (Dollars), BA Rate Loans and letter of Credit Fees	Eurocurrency Rate (Pounds Sterling) Loans	Base Rate, Canadian Prime Rate Loans and Designated Foreign Currency Alternate Rate Loans (other than Loans denominated in Pounds Sterling)
1	> 2.50:1.00	3.50%	3.50%	2.50%
2	≤ 2.50:1.00 but ≥ 2.00:1.00	3.25%	3.25%	2.25%
3	< 2.00:1.00	3.00%	3.00%	2.00%

Pricing Level	Senior Secured Net Leverage Ratio	Unused Commitment Fees
1	> 2.50:1.00	0.500%
2	≤ 2.50:1.00	0.375%

Any increase or decrease in the Applicable Margin resulting from a change in the Senior Secured Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 5.4(c); provided that “Pricing Level 1” in the table immediately above shall apply (x) as of the first Business Day after the date on which a Compliance Certificate was required to have been delivered but was not delivered, and shall continue to so apply to and including the date on which such Compliance Certificate is so delivered (and thereafter the pricing level otherwise determined in accordance with this definition shall apply) or (y) at the option of the Administrative Agent and upon written notice to the Borrower (provided, that in the case of an Event of Default pursuant to Sections 8.1(g) or (h), such notice shall automatically be deemed to have been provided), as of the first Business Day after an Event of Default shall have occurred and be continuing, and shall continue to so apply to but excluding the date on which such Event of Default is cured or waived (and thereafter the pricing level otherwise determined in accordance with this definition shall apply).

If it is subsequently determined before the date on which all Loans have been repaid and all Commitments have been terminated that the Senior Secured Net Leverage Ratio set forth in any

Compliance Certificate delivered to the Administrative Agent is inaccurate for any reason and the result thereof is that the Lenders received interest or fees for any period based on an Applicable Margin that is less than that which would have been applicable had the Senior Secured Net Leverage Ratio been accurately determined, then, for all purposes of this Agreement, the “Applicable Margin” for any day occurring within the period covered by such Compliance Certificate shall retroactively be deemed to be the relevant percentage as based upon the accurately determined Senior Secured Net Leverage Ratio for such period, and any shortfall in the interest or fees theretofore paid by any Borrower for the relevant period as a result of the miscalculation of the Senior Secured Net Leverage Ratio shall be deemed to be (and shall be) due and payable by such Borrower upon the date that is three (3) Business Days after notice by the Administrative Agent to such Borrower of such miscalculation (even if, for the avoidance of doubt, such third Business Day occurs on or after the Maturity Date). During such three (3) Business Day period and thereafter, if the preceding sentence is complied with, the failure to previously pay such interest and fees at the correct Applicable Margin and the delivery of such inaccurate certificate shall not in and of themselves constitute a Default or Event of Default and no amounts shall be payable at the Default Rate in respect of any such interest or fees.

“Applicable Reserve Requirement” means, at any time, for any Eurocurrency Rate Loan, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against “Eurocurrency liabilities” (as such term is defined in Regulation D) under regulations issued from time to time by the Board of Governors or other applicable banking regulator. Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable Adjusted LIBOR or any other interest rate of a Loan is to be determined, or (ii) any category of extensions of credit or other assets which include Eurocurrency Rate Loans. A Eurocurrency Rate Loan shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender. The rate of interest on Eurocurrency Rate Loans shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.

“Appropriate Lender” means, at any time, (a) with respect to Loans of any Class, the Lenders of such Class, (b) with respect to any Letters of Credit, (i) the relevant L/C Issuers and (ii) the Revolving Lenders and (c) with respect to the Swing Line Loans, (i) the Swing Line Lender and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.23, the Revolving Lenders.

“Approved Fund” as defined in Section 10.4(b).

“Arrangers” means Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as Joint Lead Arrangers and Joint Bookrunners.

“Asset Sale” means any sale, transfer or other disposition (other than by way of license or lease) of any assets by the Borrower or any Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall constitute “Asset Sales”: (1) issuances of Equity Interests by the Borrower, (2) issuances of Equity Interests by any subsidiary of the Borrower to the Borrower or any other subsidiary of the Borrower to the extent such issuances do not result in a reduction of the percentage of such subsidiary directly or indirectly owned by the Borrower, or such subsidiary, or (3) any disposition of assets permitted by Section 6.4 (other than clause (i) thereof).

“Assignment Agreement” means, as applicable, an assignment and assumption agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by the Administrative Agent and the Borrower.

“Assignor” as defined in Section 10.4(b)(i).

“Attributable Indebtedness” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been or may be extended).
“Australian Dollars” means lawful money of the Commonwealth of Australia.
“Authorized Agent” as defined in Section 10.15(c)(i).

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer, treasurer or controller of such Person or any other individual designated
(i) by the Board of Directors or member of such Person or (ii) in writing to the Administrative Agent by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder.
“Auto-Extension Letter of Credit” as defined in Section 2.3(b)(iii).
“Auto-Reinstatement Letter of Credit” as defined in Section 2.3(b)(iv).

“BA Discount Rate” means: (i) with respect to Bankers’ Acceptances to be purchased by a Revolving Lender which is able to accept Drafts, the BA Rate; and (ii) with respect to Bankers’ Acceptances or completed Drafts to be purchased by a BA Equivalent Lender, the BA Rate plus 10 basis points (0.10%).
“BA Equivalent Lender” has the meaning specified in Section 2.24(a)(i).
“BA Equivalent Note” has the meaning specified in Section 2.24(c)(iii).

“BA Exposure” means, as at any date of determination, the aggregate amount under all outstanding Bankers’ Acceptances, Drafts and BA Notes under Section 2.24.

“BA Instruments” means, collectively, Bankers’ Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

“BA Period” means with respect to any Bankers’ Acceptance Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is, subject to availability, one, two, three or six months thereafter, as a Borrower may elect; provided that (a) if any BA Period would end on a day other than a Business Day, such BA Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such BA Period shall end on the next preceding Business Day and (b) any BA Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such BA Period) shall end on the last Business Day of the last calendar month of such BA Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“BA Rate” means, for the interest period of each Bankers’ Acceptance Loan, the rate of interest per annum equal to the average annual rate applicable to Canadian dollar bankers’ acceptances having an identical or comparable term as the proposed Bankers’ Acceptance Loan displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited as at approximately 10:00 a.m. Toronto time on such day (or, if such day is not a business day, as of 10:00 a.m. Toronto time on the immediately preceding business day; provided that, if such rate does not appear on the CDOR Page at such time on such date, the rate for such date will be the rate of interest per annum equivalent to the annual discount rate (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. Toronto time on such day at which one of the five largest Canadian chartered banks (measured by assets) listed on Schedule I of the Bank Act (Canada) as selected by the Administrative Agent is then offering to issue Canadian dollar bankers’ acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term); provided that in no event shall the BA Rate be less than 0.00%.

“Bankers’ Acceptance” has the meaning specified in Section 2.24(a).

“Bankers’ Acceptance Loans” means (i) the creation of Bankers’ Acceptances by a Revolving Lender that is not a BA Equivalent Lender and (ii) the creation and purchase of completed Drafts by a BA Equivalent Lender, in each case, as a component of the Canadian Dollar Revolving Loans and as contemplated by Section 2.24.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Base Rate” means, for any day a fluctuating rate per annum equal to the highest of (i) the Federal Funds Effective Rate plus 1/2 of 1.0%, (ii) the Prime Rate in effect for such day as announced from time to time and (iii) the Adjusted LIBOR for a one-month Interest Period for a deposit in Dollars on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.0%; provided that any change in such rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBOR shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBOR, as the case may be; provided, further, that for the purpose of clause (iii), the Adjusted LIBOR for any day shall be based on the rate determined on such day at approximately 11:00 a.m. (London, England time).

“Base Rate Loan” means a Loan bearing interest at a rate determined by reference to the Base Rate. For the avoidance of doubt, Base Rate Loans shall be denominated in Dollars.

“Below Threshold Asset Sale Proceeds” as defined in the definition of “Net Cash Proceeds.”

“Beneficiary” means each Agent, L/C Issuer, Swing Line Lender, Lender and Lender Counter-party.

“Board of Directors” means (i) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; (ii) in the case of a limited liability company, the board of directors or managers, manager or managing member of such Person or duly authorized committee thereof; (iii) in the case of a partnership, the general partner of such Person or duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Borrower” as defined in the preamble hereto and “Borrowers” means the Borrower and the Additional Borrowers, if any.

“Borrower Materials” as defined in Section 10.17.

“Borrowing” means any Loans of the same Class and Type of Loan made, converted or continued on the same date and, in the case of Eurocurrency Rate Loans or Bankers’ Acceptance Loans, as to which a single Interest Period or BA Period, as the case may be, is in effect.

“Borrowing Minimum” means (a) with respect to a Borrowing of Revolving Loans denominated in Dollars, $1,000,000, (b) with respect to a Borrowing of Revolving Loans denominated in Canadian Dollars, Cdn. $1,000,000, (c) with respect to a Borrowing of Revolving Loans denominated in Pounds Sterling, £1,000,000, (d) with respect to a Borrowing of Revolving Loans denominated in Euros, €1,000,000, and (e) with respect to a Borrowing of Revolving Loans denominated in any other Designated Foreign Currency, as the Administrative Agent and the applicable Borrower shall agree.

“Borrowing Multiple” means (a) with respect to a Borrowing of Revolving Loans denominated in Dollars, $100,000, (b) with respect to a Borrowing of Revolving Loans denominated in Canadian Dollars, Cdn. $100,000, (c) with respect to a Borrowing of Revolving Loans denominated in Pounds Sterling, £100,000, (d) with respect to a Borrowing of Revolving Loans denominated in Euros, €100,000, and (e) with respect to a Borrowing of Revolving Loans denominated in any other Designated Foreign Currency, as the Administrative Agent and the applicable Borrower shall agree.

“Business Day” means (i) any day excluding Saturday, Sunday and any day on which banking institutions are authorized or required by law or other governmental action to close in the province of Ontario or New York, New York and (ii) with respect to all notices, determinations, fundings and payments in connection with any Eurocurrency Rate Loans, the term “Business Day” means any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in deposits in the applicable currency in the London interbank market.

“Calculation Date” means (a) the date of delivery of each Funding Notice, (b) the date of issuance, extension or renewal of any Letter of Credit, (c) the date of conversion or continuation of any Borrowing of a Loan, (d) each date a calculation of fees due under this Agreement is required to be made, (e) the last Business Day of each calendar quarter and (f) the first Business Day of each calendar month.

“Canadian Dollars” and “Cdn.$” means lawful money of Canada.

“Canadian Domiciled Credit Party” means the Borrower and any other Credit Party incorporated or otherwise organized under the laws of Canada or any province or territory thereof.

“Canadian Pension Plan” means a “registered pension plan,” as that term is defined in subsection 248(1) of the Income Tax Act (Canada), which is sponsored, administered or contributed to by the Borrower of any of its subsidiaries or under which the Borrower or any of its subsidiaries has any liability, contingent or otherwise.

“Canadian Pledge and Security Agreement” means the Canadian Pledge and Security Agreement to be executed by each Canadian Domiciled Credit Party substantially in the form of Exhibit I-2, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Canadian Prime Rate” means, for any day, a fluctuating rate of interest per annum equal to the higher of (a) the rate of interest in effect for such day as determined from time to time by the Administrative Agent as its reference rate then in effect for determining interest rates on Canadian dollar denominated commercial loans made in Canada and (b) the interest rate per annum equal to the sum of (i) the BA Rate applicable to bankers’ acceptances with a term of 30 days on such day and (ii) 0.50% per annum. The Canadian Prime Rate is a rate set by the Administrative Agent based upon various factors and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the Canadian Prime Rate so determined by the Administrative Agent shall be adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to the Borrower or any other Person.

“Canadian Prime Rate Loans” means any Revolving Loans that bear interest with reference to the Canadian Prime Rate.

“Canadian Securities Laws” means all applicable securities statutes of each of the provinces of Canada and the respective regulations and rules under such statutes, together with applicable multilateral or national instruments issued or adopted by the securities regulatory authorities in such provinces.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS; provided that any obligations that would not be accounted for as Capital Lease Obligations under IFRS as of the Closing Date shall not be included in Capital Lease Obligations after the Closing Date due to any changes in IFRS or interpretations thereunder or otherwise.

“Cash Collateral Account” means a blocked account at GS (or any successor Administrative Agent or another commercial bank selected by the Administrative Agent and reasonably acceptable to the Borrower) in the name of the Administrative Agent and under the sole dominion and control of the Administrative Agent, and otherwise established in a manner reasonably satisfactory to the Administrative Agent.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent, the Swing Line Lender, the applicable L/C Issuer and the Lenders, as collateral for L/C Obligations, the Swing Line Loans or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances in immediately available funds equal to 103% of the L/C Exposure as of such date plus any accrued and unpaid interest thereon, or, if the applicable L/C Issuer or Swing Line Lender benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent, (b) the applicable L/C Issuer and (c) the Swing Line Lender.

“Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Consideration” means the proceeds of the 9.50% Senior Notes, the proceeds of the Extended Bridge Loans, the cash proceeds of the Equity Offering, the proceeds of the Equity Bridge Loans and other cash on hand.

“Cash Equivalents” means, as at any date of determination, any of the following: (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government or the Government of Canada or (b) issued by any agency of the United States or Canada the obligations of which are backed by the full faith and credit of the United States or Canada, respectively, in each case, maturing within one year after such date; (ii) marketable direct obligations issued by any state of the United States of America, any province or territory of Canada or any political subdivision of any such state or province or territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS; (iv) certificates of deposit, Dollar-denominated or Canadian Dollar-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Foreign Subsidiaries, the foreign equivalent) maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province or territory thereof or any bank listed in Schedule III of the Bank Act (Canada) that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $250,000,000 or Dollar Equivalent (or, in the case of Foreign Subsidiaries, any local office of any commercial bank organized under the law of the relevant jurisdiction or any political subdivision thereof which has combined capital and surplus and undivided profits in excess of the Dollar Equivalent of $250,000,000); (v) repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and (vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $250,000,000 or Dollar Equivalent, and (c) has one of the two highest ratings obtainable from either S&P or Moody’s or at least R-1(low) from DBRS provided, that, in the case of any Investment by any Foreign Subsidiary of the Borrower, “Cash Equivalents” shall also include: (x) direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case, maturing within a year after such date and having, at the time of the acquisition thereof, a rating equivalent to at least A-2 from S&P and at least P-2 from Moody’s, (y) investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (z) shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso).

“Cash Management Agreement” means any agreement to provide to Borrower or any of its subsidiaries cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services allocation.

“Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain or expropriation of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Borrower or any Restricted Subsidiary.

“Certain Funds Change of Control” means when any Person or group of Persons acting in concert gains direct or indirect control of the Borrower.

For the purposes of this definition:

(a)“control” of the Borrower means:

(1)the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the Borrower; or

(2)the holding beneficially of more than 50% of the issued share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); and

(b)“acting in concert” means, a group of Persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender (or, for purposes of Section 2.16, by any lending office of such Lender or by such Lender’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority, made or issued after the Closing Date; provided, however, that, notwithstanding anything herein to the contrary, (x) all requests, rules, guidelines or directives under or issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any equivalent Canadian or European regulation, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated under or in connection with, all interpretations and applications of, and any compliance by a Lender with any request or directive relating to the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, amended or issued, but only to the extent such rules, regulations, or published interpretation, written requests, guidelines or directives are applied to the Borrower and its subsidiaries by the Administrative Agent or any Lender in substantially the same manner as applied to other similarly situated borrowers under comparable syndicated credit facilities, including, without limitation, for purposes of Section 2.16.

“Change of Control” means:

(a)the Borrower becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), directly or indirectly, of more than 50% of the Equity Interests of the Borrower (or its successor by way of merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets);

(b)the merger, amalgamation, consolidation or arrangement of the Borrower, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the Borrower, or the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a subsidiary of the Borrower, unless the holders of a majority of the aggregate voting power of the Equity Interests of the Borrower, immediately prior to such transaction, directly or indirectly, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Equity Interests of the surviving or transferee Person;

(c)the Borrower sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than a Restricted Subsidiary of the Borrower; or

(d)any “change of control” or similar event under the 7.0% Senior Notes, the 9.50% Senior Notes, the Extended Bridge Facility, the Equity Bridge Facility, Permitted Pari Passu Secured Refinancing Debt, Permitted Junior Secured Refinancing Debt, Permitted Unsecured Refinancing Debt or any Junior Financing shall occur.

“Charges” as defined in Section 10.9.

“Class” (a) when used with respect to Lenders, refers to whether such Lenders have Loans or Commitments with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Initial Dollar Term Loan Commitments, Initial Pounds Sterling Term Loan Commitments, Initial Revolving Commitments, Incremental Revolving Commitments, Refinancing Revolving Commitments, Extended Revolving Commitments of a given Extension Series, Incremental Term Commitments, Refinancing Term Commitments or Commitments in respect of Extended Term Loans of a given Extension Series, in each case, not designated part of another existing Class and (c) when used with respect to Loans, refers to whether such Loans, or the Loans, are Initial Dollar Term Loans, Initial Pounds Sterling Term Loans, Initial Revolving Loans, Incremental Term Loans, Incremental Revolving Loans, Refinancing Revolving Loans, Extended Term Loans, Loans made pursuant to Extended Revolving Commitments or Refinancing Term Loans, in each case not designated part of another existing Class. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have different terms and conditions shall be construed to be in different Classes. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have the same terms and conditions shall be construed to be in the same Class.

“Closing Date” means the date that all of the conditions set forth in Section 3.1 are satisfied or waived and the Transactions have been consummated.

“Closing Date Collateral Documents” means the Canadian Pledge and Security Agreement, the English Closing Date Debenture, that certain Jersey Share Security Agreement dated as of the Closing Date, those certain Jersey Receivables Security Agreements dated as of the Closing Date, the Luxembourg receivables pledge agreement substantially in the form of Exhibit I-4-A and the Luxembourg share pledge agreements substantially in the form of Exhibit I-4-B.

“Collateral” means, all the “Collateral” (or equivalent term) as defined in any Collateral Document and real property subject to a Required Mortgage.

“Collateral Agent” as defined in the preamble hereto.

“Collateral and Guarantee Requirement” means the requirement that:

(a)on the Closing Date, the Administrative Agent shall have received from each Credit Party, a counterpart of this Agreement and of each Security Agreement to which such Credit Party is a party, in each case, duly executed and delivered on behalf of such Credit Party;

(b)on the Closing Date, (i) the Collateral Agent shall have received subject to the exceptions (if any) set forth in the Security Agreements, a pledge of all the issued and outstanding Equity Interests of each wholly-owned direct subsidiary (other than any Immaterial Subsidiary) of the Borrower and each Guarantor and (ii) the Administrative Agent (or a designated bailee thereof) shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto (endorsed in blank) and bought and sold notes required to effect transfer of pledged Equity Interests;

(c)(i) on the Closing Date, all Indebtedness of the Borrower and each subsidiary of the Borrower having, in the case of each instance of Indebtedness, an aggregate principal amount in excess of $5,000,000 (other than (A) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Borrower and its subsidiaries, (B) the intercompany loans incurred on the Closing Date in connection with the Acquisition (which, to the extent that evidencing any such loan shall not result in material adverse tax consequences to the Borrower or any of its Restricted Subsidiaries as reasonably determined by the Borrower in consultation with the Administrative Agent, shall be evidenced in the form of a promissory note or other instrument on a post-closing basis as set forth on Schedule 5.11) or (C) to the extent that a pledge of such promissory note or instrument would violate applicable law) that is owing to any Credit Party shall be evidenced by a promissory note or an instrument and shall have been pledged pursuant to the applicable Security Agreement (or other applicable Collateral Document as reasonably required by the Collateral Agent); provided that in no event shall any Credit Party be required to pledge more than 65%
of the issued and outstanding voting Equity Interests of any Foreign Subsidiary that is a CFC or a Qualified CFC Holding Company; and (ii) the Collateral Agent (or a designated bailee thereof) shall have received all such promissory notes or instruments, together with note powers or other instruments of transfer with respect thereto endorsed in blank;

(d)in the case of any Person that becomes or is required to become a Credit Party after the Closing Date, the Administrative Agent shall have received a Joinder Agreement and supplements to the applicable Security Agreement and the other applicable Credit Documents, in form and substance reasonably satisfactory to the Collateral Agent, duly executed and delivered on behalf of such Credit Party and in accordance with Section 5.11;

(e)after the Closing Date, subject to the exceptions set forth in the Pledge and Security Agreements, (i) all the outstanding Equity Interests of (A) any Person that becomes a Credit Party after the Closing Date and (B) subject to Section 5.11(c), all the Equity Interests that are acquired by a Credit Party after the Closing Date, shall have been pledged pursuant to the Pledge and Security Agreement or other Collateral Documents; and (ii) the Collateral Agent (or a designated bailee thereof) shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto (endorsed in blank) and bought and sold notes required to effect transfer of pledged Equity Interests, to the extent required by the Security Agreements;

(f)all Obligations shall have been guaranteed unconditionally by each Restricted Subsidiary (other than any Excluded Subsidiary) of the Borrower and, other than in the case of Obligations incurred by it, the Borrower, including, as of the Closing Date, those Restricted Subsidiaries that are listed on Schedule 1.1(a); except as otherwise contemplated by the Collateral Documents, all documents and instruments, including UCC financing statements, PPSA financing statements (and similar filings under any other applicable law, including the law of Luxembourg, England, Jersey, Ireland, the Netherlands, Sweden and Switzerland), filings with the United States Patent and Trademark Office, filings with the United States Copyright Office, filings with the Canadian Intellectual Property Office, filings with the United Kingdom Intellectual Property Office, filings with the Irish Patents Office, filings with the World Intellectual Property Organization, the European Patent Office and the Office for Harmonization in the Internal Market and all other instruments reasonably requested by the Collateral Agent to be filed, registered, recorded or delivered to create the Liens intended to be created by the Collateral Documents (in each case, including any supplements thereto) and perfect such Liens to the extent required by, and with the priority required by, the Collateral Documents, shall have been delivered to the Collateral Agent (or a designated bailee thereof), together with the payment of any associated fees, for filing, registration or the recording concurrently with, or promptly following, the execution and delivery of each such Collateral Document;

(g)except as otherwise contemplated by any Collateral Document, each Credit Party shall have obtained all consents and approvals required to be obtained by it in connection with (i) the execution and delivery of all Collateral Documents (or supplements thereto) to which it is a party and the granting by it of the Liens thereunder and (ii) the performance of its obligations thereunder; and

(h)after the Closing Date, the Administrative Agent shall have received (i) such other Collateral Documents as may be required to be delivered pursuant to Section 5.11 and (ii) upon reasonable request by the Administrative Agent, evidence of compliance with any other requirements of Section 5.11.

“Collateral Documents” means the Security Agreements, the Herrera Subordination Agreement, any Intercreditor Agreement, if executed and delivered, and all other instruments, documents and agreements delivered by or on behalf of any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to, or perfect in favor of, Collateral Agent, for the benefit of Secured Parties, a Lien on any real, personal or mixed property of that Credit Party as security for the Obligations.

“Commitment” means any Revolving Commitment or Term Loan Commitment.

“Commitment Letter” means the Second Amended and Restated Commitment Letter, dated as of September 14, 2015, among the Borrower, the Arrangers and the Administrative Agent, as amended and supplemented prior to the date hereof.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C or another form as may be agreed by the Borrower and Administrative Agent from time to time.

“Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower:

(a)increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i)provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus

(ii)	Consolidated Interest Expense for such period; plus

(iii)	depreciation and amortization expense of such Person for such period; plus

(iv)extraordinary, non-recurring, unusual or exceptional losses, charges and expenses; plus

(v)losses, charges and expenses relating to the Transactions regardless of when paid (including, without limitation, the write-off of deferred financing fees capitalized on the balance sheet corresponding to the Existing Credit Agreement, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, discounts and commissions, including with regard to arranging or syndication); plus

(vi)(A) actual expenses, costs and charges related to business optimization, relocation or integration; (B) actual expenses, costs and charges related to Permitted Acquisitions after the Closing Date and (C) severance and other restructuring charges actually incurred; plus

(vii)losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower; plus

(viii)losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations; plus

(ix)losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid); plus

(x)charges, expenses and fees incurred, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, acquisition, merger, amalgamation, investment, recapitalization, asset disposition, incurrence or repayment of Indebtedness (including deferred financing expenses), refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any transaction undertaken but not completed) and any non-recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; plus

(xi)the amount of cost savings and synergies projected by the Borrower in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by an Authorized Officer of the Borrower and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within eighteen (18) months after the date of such action and (C) the aggregate amount added back pursuant to this clause (xi) for any four Fiscal Quarter period shall not exceed, (x) solely with respect to the Transactions, amounts set forth for such four Fiscal Quarter Period in a schedule delivered to the Administrative Agent prior to the Closing Date and (y) otherwise, 20.0% of Consolidated Adjusted EBITDA; plus

(xii)any other non-cash losses, charges and expenses, including any write offs or write downs, reducing Consolidated Net Income for such period;

(b)decreased (in each case to the extent added in Consolidated Net Income), by (without duplication):

(i)net unrealized gains on Hedge Agreements; plus

(ii)gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus

(iii)cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(iv)non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

“Consolidated Current Assets” means, as at any date of determination, the total assets of the Borrower and its Restricted Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with IFRS, excluding cash and Cash Equivalents, as of the most recent date for which for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Consolidated Current Liabilities” means, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis at any date of determination, all liabilities that would, in accordance with IFRS, be classified on a consolidated balance sheet of the Borrower and its Restricted Subsidiaries as current liabilities at such date of determination, other than (a) the current portion of any Indebtedness, (b) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid),

(c) accruals for current or deferred Taxes based on income or profits, (d) accruals, if any, of transaction costs resulting from the Transactions, (e) accruals of any costs or expenses related to (i) severance or termination of employees prior to the Closing Date or (ii) bonuses, pension and other post-retirement benefit obligations, and (f) accruals for add-backs to Consolidated Adjusted EBITDA included in clauses (a)(v), (a)(vi), (a)(xi) and (a)(xii) of the definition thereof, as of the most recent date for which for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation:

(a)any amortization of Indebtedness discount;

(b)the net payments (less net payments received) under any Hedge Agreement in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of obligations pursuant to any Hedge Agreement);

(c)	the interest portion of any deferred payment obligation;

(d)all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and

(e)	all accrued interest;

(2)the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(3)all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means the net income (or loss) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication:

(a)the cumulative effect of a change in accounting principles shall be excluded;

(b)the net after-Tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded;

(c)the net after-Tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower, shall be excluded;

(d)the net after-Tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-Tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded;

(e)the net after-Tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded;

(f)the net income for such period of any Person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Borrower or any Restricted Subsidiary thereof in such period in cash;

(g)the effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transaction, any acquisition or any joint venture investments or the amortization or write off of any amounts thereof, net of taxes, shall be excluded;

(h)impairment and amortization charges, asset write offs and write downs, including impairment and amortization charges, asset write offs and write downs related to goodwill, intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded;

(i)non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded;

(j)(i) charges and expenses pursuant to any management equity plan, long-term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Equity Interests held by management of the Borrower or any of the Restricted Subsidiaries, in the case of each of (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of the Borrower or any direct or indirect parent of the Borrower shall be excluded;

(k)any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation;

(l)to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within 270 days and (ii) such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded;

(m)(i) non-cash or unrealized gains or losses in respect of obligations under Hedge Agreements or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of obligations under Hedge Agreements, and (ii) gains or losses resulting from currency translation gains or losses related to currency re-measurements of Indebtedness (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Indebtedness) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

(n)non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded;

(o)any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Borrower or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded; and

(p)solely for the purpose of determining the amount available under clause (a)(ii) of the definition of “Cumulative Credit,” the net income (or loss) for such period of any Restricted Subsidiary (other than any of the Guarantors) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, is otherwise restricted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its equityholders; provided that Consolidated Net Income of the Borrower will be increased by the amount of dividends or other distributions or other payments actually paid in cash to the Borrower or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

“Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Borrower and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, as of the most recent date for which for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of all Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on such date and determined on a consolidated basis in accordance with IFRS consisting of the types of Indebtedness set forth in clauses (a), (b), (d), (f), (h) (to the extent of unreimbursed amounts under Letters of Credit) and (i) of the definition of “Indebtedness” and all guarantees by the Borrower or any of its Restricted Subsidiaries of Indebtedness described in the foregoing clauses of others; provided that, Consolidated Total Debt shall not include (i) Indebtedness in respect of letters of credit, except to the extent of drawn and unreimbursed amounts thereunder and (ii) obligations under Hedge Agreements.

“Consolidated Working Capital” means, as of any date of determination, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, Consolidated Current Assets at such date of determination minus Consolidated Current Liabilities at such date of determination; provided that, increases or decreases in Consolidated Working Capital shall be calculated without regard to any changes in Consolidated Current Assets or Consolidated Current Liabilities as a result of (i) any reclassification in accordance with IFRS of assets or liabilities, as applicable, between current and non-current, (ii) the effects of purchase accounting or (iii) any changes in fair value of derivative instruments, to the extent those changes are excluded from Consolidated Net Income due to hedge accounting treatment of derivative instruments.

“continuing” means, with respect to any default or event of default, that such default or event of default has not been cured or waived.

“Contributing Guarantors” as defined in Section 7.2.

“Conversion/Continuation Date” means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.

“Conversion/Continuation Notice” means a Conversion/Continuation Notice substantially in the form of Exhibit A-2.

“Corresponding Liability” means the Obligations of each Credit Party, but excluding its Parallel Liability.

“Covenant Trigger Event” means if as of the last day of the most recent Fiscal Quarter covered by the financial statements delivered pursuant to Section 5.4 the aggregate principal amount of outstanding
Revolving Loans made pursuant to Section 2.2(a) and outstanding Letters of Credit (in the case of drawn Letters of Credit, excluding any drawn Letters of Credit that have been Cash Collateralized) is greater than 30% of the aggregate amount of Revolving Commitments (without giving effect to any adjustment or reduction due to the issuance or cancellation of a Letter of Credit or borrowing or repayment of a Revolving Loan subsequent to such day).

“Credit Date” means the date of a Credit Extension.

“Credit Document” means any of this Agreement, the Notes, if any, the Collateral Documents, the Intra-Group Subordination Agreement, any Issuer Documents, the Fee Letter and all other documents, certificates, instruments or agreements executed and delivered by or on behalf of a Credit Party for the benefit of any Agent, any L/C Issuer or any Lender in connection herewith on or after the date hereof.

“Credit Extension” means the making of a Loan or the issuing or amending in a manner that extends the maturity (other than an automatic extension under Section 2.3(b)(iii)) or increases the then effective undrawn amount (other than an automatic reinstatement under Section 2.3(b)(iv)), a Letter of Credit.

“Credit Party” means each of the Borrowers and each Guarantor.

“Cumulative Credit” means, at any time, an amount (which shall not be less than zero) equal to:

(a)	(i) the Retained Excess Cash Flow Amount at such time; plus

(ii)the aggregate amount of cash proceeds from the sale of Qualified Stock of the Borrower (including upon exercise of warrants or options or upon the conversion of Indebtedness of the Borrower or any Restricted Subsidiary owed to a Person other than a Restricted Subsidiary) received by the Borrower after the Closing Date and at or prior to such time; provided that this clause (ii) shall exclude the proceeds of any Specified Equity Contribution; plus

(iii)the cumulative amount of (x) capital contributions made to the Borrower in cash or Cash Equivalents (other than proceeds from (1) the issuance of Disqualified Stock, (2) Equity Interests issued in connection with the cure right pursuant to Section 8.2 and (3) capital contributions made on or prior to the Closing Date) and (y) the fair market value, as determined by the Borrower in good faith, of property or assets (other than cash) received by the Borrower as a capital contribution, in each case after the Closing Date; plus

(iv)an amount equal to the net reduction in Investments made pursuant to Section 6.3(dd) in respect of any returns in cash, Cash Equivalents and assets (valued at the fair market value thereof, as determined by the Borrower in good faith) (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received by the Borrower or any Restricted Subsidiary from such Investments after the Closing Date and in each case to the extent not included in Consolidated Net Income used in calculating Excess Cash Flow and not required to be used for prepayments pursuant to Section 2.12 or are reinvested pursuant to Section 2.12; plus

(v)in the event any Unrestricted Subsidiary has been predesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Borrower or any of its Restricted Subsidiaries after the Closing Date, the lesser of (x) the fair market value of the Investments of the Borrower or the applicable Restricted Subsidiary made with the Cumulative Credit in such Unrestricted Subsidiary at the time of such predestination, merger or consolidation (or of the assets transferred or conveyed, as applicable) and (y) the fair market value of the original Investments by the Borrower or the applicable Restricted Subsidiary made with the Cumulative Credit in such Unrestricted Subsidiary, in each case, as determined by the Borrower in good faith; plus

(vi)the cumulative amount of mandatory prepayments declined by a Lender under Section 2.12(e) to the extent not used or required to make other permitted prepayments of permitted Indebtedness; minus

(b)    the aggregate amount of any Investments made pursuant to Section 6.3(dd), any Restricted Payments made pursuant to Section 6.5(j) and any payments or distributions in respect of any Junior Financing made pursuant to Section 6.8(a)(d)(2) after the Closing Date and at or prior to such time.

“DB Plan” as defined in Section 6.11(a).

“DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, and any successors to their rating agency businesses.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, winding-up, reorganization, examinership or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect, including (i) the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)) and the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)), and (ii) the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means an interest rate equal to (a) with respect to the amount of any principal or interest of any Loan not paid when due, the interest rate (including any Applicable Margin) otherwise applicable to such Loan plus 2.0% per annum or (b) with respect to all other overdue amounts, the Base Rate (or Canadian Prime Rate, to the extent applicable), plus the Applicable Margin applicable to Revolving Loans which are Base Rate Loans (or Canadian Prime Rate Loans, to the extent applicable), plus 2.0% per annum.

“Defaulting Lender” means any Lender whose acts or failure to act, whether directly or indirectly, cause it to meet any part of the definition of “Lender Default.”

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Borrower) of non-cash consideration received by the Borrower or any Restricted Subsidiary in connection with an asset disposition that is so designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Borrower, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration.

“Designated Foreign Currencies” means Canadian Dollars, Pounds Sterling, Euros, and any other currency acceptable to the Administrative Agent, each applicable Lender and, in the case of Letters of Credit, the L/C Issuer, that is freely convertible into Dollars and readily available in the London interbank market and designated in writing by the Administrative Agent, each applicable Lender, the Borrower and, in the case of Letters of Credit, the L/C Issuer, as a “Designated Foreign Currency.”

“Designated Foreign Currency Alternate Rate” means, for any day, the rate per annum which is quoted at approximately 10:00 a.m. (local time) to leading banks in the European, Canadian or other applicable interbank market by the Administrative Agent for the offering of overnight deposits in the relevant Designated Foreign Currency or, at the option of the Administrative Agent in respect of an outstanding reimbursement obligation in a Designated Foreign Currency, such other base rate as the Administrative Agent would customarily charge on similar obligations of companies of comparable credit standing.

“Designated Foreign Currency Alternate Rate Loan” means any Loan that bears interest with reference to the Designated Foreign Currency Alternate Rate.

“Disqualified Persons” means (a) Persons identified by name in writing to the Arrangers by the Borrower on or prior to September 4, 2015, (b) any Person which (x) is or becomes a competitor of the Borrower that is identified by name in writing to the Administrative Agent by the Borrower from time to time after the Closing Date and at any time from time to time or (y) has been identified by name in writing to the Arrangers before the Closing Date, and (c) any Affiliate (other than an Approved Fund) of a Person specified pursuant to clause (a) or (b) that is either (x) identified by name in writing by the Borrower to the Administrative Agent from time to time or (y) clearly identifiable by name as an Affiliate of such Person by the Lenders or the Administrative Agent.

“Disqualified Stock” means any Equity Interests of such Person that, by their terms (or by the terms of any security into which such Equity Interests are convertible or for which such Equity Interests are redeemable or exchangeable), or upon the happening of any event or condition, (a) mature or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are convertible or exchangeable for Indebtedness or Disqualified Stock, or (c) are redeemable at the option of the holder thereof, in whole or in part, in each case prior to 91 days following the latest Maturity Date at the time of issuance of such Equity Interests; provided, however, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Equity Interests are issued to any employee or to any plan for the benefit of employees of the Borrower or its subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Stock solely because they may be required to be repurchased by the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Distress Event” means, with respect to any Person (a “Distressed Person”), a voluntary or involuntary case filed with respect to such Distressed Person, under any debt relief law, or a custodian, conservator, receiver or similar official being appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person or any Person that directly or indirectly controls such Distressed Person being subject to a forced liquidation, or such Distressed Person making a general assignment for the benefit of creditors or being otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt; provided that a Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in any Person or any Person that directly or indirectly controls such Person by a Governmental Authority or an instrumentality thereof.

“Distressed Person” as defined in the definition of “Distress Event.”

“Documentation Agent” means, collectively, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC and RBC Capital Markets, LLC, as co-Documentation Agents.

“Dollar Equivalent” as defined in Section 1.5.

“Dollar Term Loan” means any Term Loan denominated in Dollars.

“Dollar Term Loan Note” means a promissory note in the form of Exhibit B-1, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Dollars” and the sign “$” mean the lawful money of the United States of America.

“Domestic Subsidiary” means each subsidiary of the Borrower organized under (i) the laws of the United States of America, any State thereof or the District of Columbia or (ii) the laws of Canada or any province or territory thereof.

“Draft” means, at any time, (i) a bill of exchange, within the meaning of the Bills of Exchange Act (Canada), drawn by a Borrower on a Revolving Lender and bearing such distinguishing letters and numbers as the Revolving Lender may determine; or (ii) a depository bill within the meaning of the Depository Bills and Notes Act (Canada).

“Drawing” means (i) the creation and purchase of Bankers’ Acceptances by a Revolving Lender pursuant to Section 2.24(c)(i); or (ii) the purchase of completed Drafts by a Revolving Lender pursuant to Section 2.24(c)(ii).
“Drawing Date” means any Business Day fixed for a Drawing pursuant to Section 2.24. “Drawing Fee” means, with respect to each Draft drawn by a Borrower and purchased by any
Revolving Lender on any Drawing Date, an amount equal to the Applicable Margin for Bankers’ Acceptance Loans, multiplied by the product of (i) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of such Draft, and the denominator of which is 365; and (ii) the face amount of such Draft.

“Drawing Notice” has the meaning specified in Section 2.24(c)(i).

“Drawing Price” means, in respect of Drafts drawn by a Borrower to be purchased by one or more Revolving Lenders on any Drawing Date, the amount by which (i) the result (rounded to the nearest whole cent, with one-half of one cent being rounded up) obtained by dividing the aggregate face amount of the Drafts by the sum of one plus the product of (x) the BA Discount Rate multiplied by (y) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of the Drafts and the denominator of which is 365; exceeds (ii) the applicable aggregate Drawing Fee.

“Dutch Auction” means an auction of Term Loans conducted pursuant to Section 10.4(i) to allow a Purchasing Borrower Party to prepay Term Loans at a discount to par value and on a non pro rata basis, in each case, in accordance with the applicable Dutch Auction Procedures.

“Dutch Auction Procedures” means, with respect to a purchase or prepayment of Term Loans by a Purchasing Borrower Party pursuant to Section 10.4(i), Dutch auction procedures as reasonably agreed upon by such Purchasing Borrower Party, as the case may be, and the Administrative Agent.

“Dutch Pledge and Security Agreement” means (i) the security agreement between each Dutch Domiciled Credit Party as pledger and the Collateral Agent as pledge creating a right of pledge over the collateral stated therein, substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time and (ii) the deed of pledge of shares between each shareholder of a Dutch Domiciled Credit Party as pledger, the Collateral Agent as pledge and the Dutch Domiciled Credit Party creating a right of pledge over all of the issued and outstanding shares in the Dutch Domiciled Credit Party, substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Dutch Civil Code” means the Burgerlijk Wetboek of the Netherlands.

“Dutch Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of the European part of the Netherlands.

“EDGAR” as defined in the definition of Consolidated Adjusted EBITDA.

“Eligible Assignee” means any Person other than a natural Person that is (i) a Lender, an affiliate of any Lender or an Approved Fund (any two or more Approved Funds being treated as a single Eligible Assignee for all purposes hereof), or (ii) a commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act or, if resident or domiciled in Canada, as defined in National Instrument 45-106 of the Canadian Securities Administrators) and which extends credit or buys loans in the ordinary course of business; provided, no (a) Defaulting Lender, Credit Party or Affiliate of a Credit Party shall be an Eligible Assignee (except assignments pursuant to Section 10.4(i)) and (b) Disqualified Person shall be an Eligible Assignee.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) which is or was sponsored, maintained or contributed to by, or required to be contributed by, the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates, including any Canadian Pension Plan and any employee health, welfare or other pension or retirement plans or arrangement maintained for employees employed in Canada.

“English Closing Date Debenture” means the English law governed security agreement to be executed by Concordia Investment Holdings (UK) Limited, substantially in the form of Exhibit I-3, as it may be amended, restated, supplemented or otherwise modified from time to time.

“English Debentures” means the English law governed security agreements to be executed by each U.K. Domiciled Credit Party, as it may be amended, restated, supplemented or otherwise modified from time to time.

“English Security Agreements” means the English Closing Date Debenture, the English Debentures and the English Share Charges.

“English Share Charges” means the English law governed share charge agreements to be executed in respect of the shares in each U.K. Domiciled Credit Party, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Environmental Claim” means any investigation, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Materials Activity; or (iii) in connection with any actual or alleged environmental damage, injury or harm.

“Environmental Laws” means any and all current or future foreign or domestic, federal, provincial or state (or any subdivision of any of them) laws, statutes, ordinances, orders, rules, or regulations relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) the protection of human, plant or animal health from exposure to any Hazardous Materials, in any manner applicable to the Borrower or any of its subsidiaries.

“Equity Bridge Facility” means the credit agreement dated as of the Closing Date by and among the Borrower, the guarantors party thereto the administrative agent party thereto and the lenders party thereto governing the Equity Bridge Loans, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Equity Bridge Loans” as defined in the recitals hereto.

“Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing (in each case, other than debt securities convertible into the foregoing, and royalties).

“Equity Offering” as defined in the recitals hereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043(c) of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Sections 412 and 430 of the Internal Revenue Code and Sections 302 and 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code and Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or is “endangered” or “critical” status (within the meaning of Section 432 of the Internal Revenue Code or Section 305 or ERISA), or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) receipt from the Internal Revenue Service of written notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; (ix) the imposition of a lien pursuant to Section 430(k) of the Internal Revenue Code or Section 303(k) of ERISA or a violation of Section 436 of the Internal Revenue Code; (x) any event with respect to any Non-U.S. Plan which is similar to any event described in any of subsections (i) through (ix) hereof; (xi) the failure to make required contributions in a timely manner to any Canadian Pension Plan in accordance with its terms and applicable laws; (xii) the occurrence of any event which constitutes grounds under applicable pension standards legislation for the applicable pension regulator to remove the administrator of any Canadian Pension Plan; or (xiii) the revocation of the registration under the Income Tax Act (Canada) of any Canadian Pension Plan.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states.

“Eurocurrency Rate Loan” means a Loan bearing interest at a rate determined by reference to the Adjusted LIBOR.

“European Insolvency Regulation” means The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings, as amended from time to time.

“Event of Default” means each of the conditions or events set forth in Section 8.1; provided that a Financial Covenant Default shall not be an Event of Default with respect to the Term Loans in the circumstances described in the last sentence of Section 8.1.

“Excess Cash Flow” means, for any period, an amount (if positive) equal to:

(1)the Consolidated Net Income of the Borrower and its Restricted Subsidiaries for such period determined on a consolidated basis, increased, in each case, without duplication, by:

(a)an amount equal to the amount of all non-cash charges (including depreciation and amortization) to the extent deducted in arriving at such Consolidated Net Income, but excluding (i) any such non-cash charges representing an accrual or reserve for potential cash items in any future period and (ii) amortization of a prepaid cash item that was paid in a prior period;

(b)	decreases in Consolidated Working Capital for such period;

(c)net cash receipts in respect of Hedge Agreements during such period to the extent not otherwise included in such Consolidated Net Income;

(d)the aggregate amount of any non-cash loss recognized as a result of any Asset Sale or Casualty Event (other than any Asset Sale in the ordinary course of business) that resulted in a decrease to Consolidated Net Income (up to the amount of such decrease);

reduced by (without duplication):

(2)	the sum, in each case, without duplication, of:

(a)an amount equal to the amount of all (i) non-cash credits included in arriving at such Consolidated Net Income (excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in clause (1)(a) above) and (ii) cash charges excluded by virtue of clauses (a) through (p) of the definition of “Consolidated Net Income”;

(b)the amount of any prepaid cash item deducted in part for such period, with the balance amortized over a subsequent period;

(c)the aggregate amount of all principal payments of Indebtedness of the Borrower and its Restricted Subsidiaries (including (i) the principal component of payments in respect of Capital Lease Obligations and (ii) the amount of any mandatory or voluntary prepayment of Indebtedness (excluding (A) all prepayments in respect of any revolving credit facility (including Revolving Commitments), except to the extent there is an equivalent permanent reduction in commitments thereunder, (B) prepayments of the Term Loans and (C) prepayments and payments of the 7.0% Senior Notes, the 9.50% Senior Notes, the Extended Bridge Loans or the Equity Bridge Loans)) made during such period, in each case financed with Internally Generated Cash of the Borrower and its Restricted Subsidiaries;

(d)	increases in Consolidated Working Capital for such period;

(e)cash payments by the Borrower and its Restricted Subsidiaries during such period in respect of the permanent reduction of long-term liabilities of the Borrower and its Restricted Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income;

(f)	[Reserved];

(g)without duplication of amounts deducted pursuant to clause (j) below in prior Fiscal Years, (i) the amount of capital expenditures, including but not limited to the purchase of fixed assets, and (ii) the aggregate amount of cash consideration paid by the Borrower and its Restricted Subsidiaries in connection with Investments constituting Permitted Acquisitions, Specified Investments and permitted acquisitions of Intellectual Property made during such period, in each case, to the extent financed with Internally Generated Cash of the Borrower and its Restricted Subsidiaries;

(h)the amount of Restricted Payments made in cash pursuant to clauses (d) and (f) of Section 6.5 paid during such period in each case to the extent such Restricted Payments were financed with Internally Generated Cash of the Borrower and its Restricted Subsidiaries;

(i)the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and its Restricted Subsidiaries during such period that are made in connection with any prepayment, early extinguishment or conversion of

Indebtedness to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income;

(j)without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the Borrower or any of its Restricted Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to Permitted Acquisitions or other Investments, capital expenditures or permitted acquisitions of Intellectual Property to be consummated or made during the period of four consecutive Fiscal Quarters of the Borrower following the end of such period;

(k)the amount of cash taxes (including penalties and interest) paid or tax reserves set aside or payable (without duplication) in such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period;

(l)cash expenditures in respect of Hedge Agreements during such period to the extent not deducted in arriving at such Consolidated Net Income;

(m)proceeds of any Asset Sale or Casualty Event to the extent otherwise included in the definition of Excess Cash Flow and to the extent the Borrower is in compliance with the applicable mandatory prepayment requirements set forth in Section 2.12;

(n)the aggregate amount of any non-cash gain recognized as a result of any Asset Sale or Casualty Event (other than any Asset Sale in the ordinary course of business) that resulted in an increase to Consolidated Net Income (up to the amount of such increase), and cash indemnity payments received pursuant to indemnification provisions in any acquisition or any other Investment permitted under this Agreement, in each case that resulted in an increase to Consolidated Net Income (up to the amount of such increase);

(o) the aggregate amount of fees, costs and expenses in connection with any Permitted Acquisition or Asset Sale, and any payments of Transaction Costs, to the extent not expensed and not deducted in calculating Consolidated Net Income; and

(p)to the extent not already deducted in calculating Consolidated Net Income, losses, charges and expenses related to internal software development that are expenses but could have been capitalized under alternative accounting policies in accordance with IFRS.

“Excess Cash Flow Calculation Date” as defined in Section 2.12(b).

“Excess Cash Flow Period” means each Fiscal Year of the Borrower, commencing with the Fiscal Year of the Borrower ending on December 31, 2015 (it being agreed that with respect to the Fiscal Year ending December 31, 2015, the period shall commence on the Closing Date).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Exchange Rate” means, on any day, with respect to any Designated Foreign Currency, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 12:00 noon, Toronto time, on such day on the Bank of Canada noon mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada). In the event that such rate does not appear on the Bank of Canada noon spot page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 12:00 noon, Toronto time, on such date for the purchase of Dollars for delivery two (2) Business Days later; provided, however, that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrower, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be presumed correct absent manifest error.

“Excluded Amounts” as defined in Section 2.12(g).

“Excluded Indebtedness” means all Indebtedness not incurred in violation of Section 6.1 (other than Refinancing Loans and Refinancing Equivalent Debt).

“Excluded Property” means (a) (1) all owned real property interests with a fair market value equal to or less than $10,000,000 (as reasonably determined by the Borrower in good faith); and (2) all leasehold interests in real property (it is understood that there shall be no requirement to obtain landlord waivers, estoppels or collateral access agreements or acknowledgments, bailee waivers and similar letters), (b) motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims below $5,000,000, (c) any lease, license or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation or similar arrangements permitted hereunder, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than a Credit Party), (d) (1) Equity Interests which constitute Margin Stock, (2) Equity Interests in Unrestricted Subsidiaries and (3) Equity Interests in any Person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision, (e) pledges and security interests (including in respect of interests in partnerships, joint ventures and other non-wholly owned entities) to the extent prohibited by law or prohibited by agreements containing anti assignment clauses not overridden by the UCC, PPSA or other applicable law, (f) Intellectual Property to the extent a security interest therein specifically requires a filing other than with the United States Patent and Trademark Office or the United States Copyright Office, the Canadian Intellectual Property Office, the Intellectual Property Office of the United Kingdom, the World Intellectual Property Organization, the European Patent Office or the Office for Harmonization in the Internal Market or in a jurisdiction outside of the United States, Canada or each other jurisdiction where a Credit Party is organized, (g) assets to the extent a security interest in such assets would result in material adverse tax consequences to any Credit Party (as reasonably determined by the Borrower in consultation with the Administrative Agent), (h) deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of any

Credit Party (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted hereunder and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of any Credit Party, accounts in jurisdictions other than in the jurisdiction of organization of the applicable granting Credit Party, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Jersey, Ireland, Luxembourg, the Netherlands, Sweden or Switzerland and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law, (i) ”intent-to-use” trademark applications to the extent and during the period in which the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, including prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, (j) assets in circumstances where the Administrative Agent and the Borrower reasonably determine in good faith in writing that the cost, burden or consequences of obtaining or perfecting a security interest in such assets is excessive in relation to the practical benefit to the Lenders of the security to be afforded thereby and (k) the Borrower’s or its subsidiaries’ rights in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; provided that clauses (c), (d), (e) and (f) shall not include (x) items to the extent the prohibition or restriction on the assignment or pledge thereof under the Collateral Documents is ineffective under applicable anti-assignment provisions of the UCC or other applicable law or (y) proceeds and receivables of the assets referred to in such clause, the assignment of which is expressly deemed effective under applicable anti-assignment provisions of the UCC or other applicable law notwithstanding such prohibition.

“Excluded Subsidiary” means (a) Unrestricted Subsidiaries, (b) Immaterial Subsidiaries, (c) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation existing on the Closing Date or on the date any such subsidiary is acquired (so long as, in respect of any such contractual prohibition, such prohibition is not incurred in contemplation of such acquisition), from guaranteeing the payment of the Obligations or which would require consent, approval, license or authorization from any Governmental Authority to provide a guarantee, (d) any Qualified CFC Holding Companies, (e) Foreign Subsidiaries that are CFCs, (f) direct or indirect subsidiaries of CFCs, (g) any not-for-profit subsidiaries, captive insurance subsidiaries or other special purpose entities, if any, and (h) notwithstanding the foregoing, additional subsidiaries may be excluded from the guarantee requirements in circumstances where the Administrative Agent and the Borrower determine in good faith that the cost or burden of providing such a guarantee is excessive in relation to the value afforded to the Lenders thereby.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such

Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of a Credit Party hereunder, the following Taxes:

(a)any Taxes imposed on (or measured by) its net income, net profits, net gains or franchise Taxes, or, in the case of Canada, capital, that (x) are imposed by the country in which the applicable recipient is legally organized or any political subdivision thereof, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, in each case including any political subdivision thereof or (y) are Other Connection Taxes,

(b)any branch profits Taxes or any similar Tax (x) imposed by the United States of America or Canada, (y) imposed by any other jurisdiction described in clause (a) above or (z) that is an Other Connection Tax,

(c)any withholding Tax that is attributable to a Lender’s failure to comply with Section 2.17(c),

(d)in the case of a Lender, any withholding Tax imposed by the United States or Canada on amounts payable by a Credit Party (or the Administrative Agent) to the applicable lending office of such Lender at the time such Lender becomes a party to this Agreement (other than pursuant to an assignment request by the Borrower under Section 2.18(b)) or designates a new lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changes its lending office,

(e)any withholding Tax payable under Part XIII of the Income Tax Act (Canada) that is imposed on amounts payable to or for the account of a Lender as a consequence of the Lender not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Borrower at the time of such payment,

(f)any withholding Tax payable under Part XIII of the Income Tax Act (Canada) that is imposed on amounts payable to or for the account of a Lender as a consequence of the Lender being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, or, at any time, not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, and

(g)any U.S. withholding Taxes imposed under FATCA. “Executive Order” as defined in Section 4.22(a).

“Existing Credit Agreement” means the Credit and Guaranty Agreement, dated as of April 21, 2015, among the Borrower, the lenders party thereto and Royal Bank of Canada, as administrative agent, as the same may be amended, modified or supplemented from time to time.

“Existing Letters of Credit” as defined in Section 2.3(a).

“Existing Revolver Tranche” as defined in Section 2.22(b).
“Existing Term Loan Tranche” as defined in Section 2.22(a).

“Extended Bridge Facility” means the credit agreement dated as of the Closing Date by and among the Borrower, the guarantors party thereto, the administrative agent party thereto and the lenders party thereto governing the incurrence of the Extended Bridge Loans, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Extended Bridge Loans” as defined in the recitals hereto.
“Extended Revolving Commitment” as defined in Section 2.22(b).
“Extended Term Loans” as defined in Section 2.22(a).
“Extending Lender” means Extending Term Lender or Extending Revolving Lender, as the context may require.

“Extending Revolving Lender” as defined in Section 2.22(c).
“Extending Term Lender” as defined in Section 2.22(c).

“Extension” means the establishment of an Extension Series by amending a Loan and/or Commitment pursuant to Section 2.22 and the applicable Extension Amendment.
“Extension Amendment” as defined in Section 2.22(d). “Extension Election” as defined in Section 2.22(c).

“Extension Minimum Condition” means a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower’s sole discretion) of any or all applicable Class or Classes be submitted for Extension.

“Extension Request” means any Term Loan Extension Request or a Revolver Extension Request, as the case may be.

“Extension Series” means any Term Loan Extension Series or a Revolver Extension Series, as the case may be.

“Fair Share” as defined in Section 7.2.

“Fair Share Contribution Amount” as defined in Section 7.2.

“FATCA” means (a) Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code, and (c) any intergovernmental agreement between the U.S. and that other jurisdiction, which facilitates the implementation of any law or regulation referred to in paragraph (a) above.

“Federal Funds Effective Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, (i) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means (x) the Second Amended and Restated Fee Letter, dated as of September 14, 2015, by and among the Borrower, the Arrangers and the other parties thereto, and (y) the Administrative Agent Fee Letter, dated as of September 4, 2015, by and among the Borrower, Goldman Sachs Lending Partners LLC and Goldman Sachs Bank USA, in each case, as amended, restated, supplemented or otherwise modified from time to time.
“Fees” means the fees set forth in the Fee Letter and relating hereto.
“Financial Covenant Default” as defined in Section 8.1.

“Financial Officer” means, of any Person, the Chief Financial Officer, principal accounting officer, vice-president of finance, Treasurer, Assistant Treasurer or Controller of such Person (and, in the case of the Borrower, shall also mean each Person performing similar duties as the foregoing (including any director, manager or member of the Borrower)).

“Financial Performance Covenant” means the covenant set forth in Section 6.10.

“Fiscal Quarter” means any of the quarterly accounting periods of the Borrower ending on March 31, June 30, September 30 and December 31.

“Fiscal Year” means the twelve-month accounting period of the Borrower ending on December
31.

“Flood Hazard Property” means any real estate asset located in the United States of America subject to a mortgage and located in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Foreign Official” means a Person acting in an official capacity for or on behalf of any Governmental Authority.

“Foreign Subsidiary” means each subsidiary of the Borrower which is not a Domestic Subsidiary.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to any L/C Issuer, such Defaulting Lender’s Pro Rata Share of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Funding Guarantors” as defined in Section 7.2.

“Funding Notice” means a notice substantially in the form of Exhibit A-1.

“GAAP” means, subject to the provisions of Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof.

“Governmental Authority” means any applicable foreign or domestic, federal, state, provincial, territorial, municipal, supranational, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof (which shall include, without limitation, the European Central Bank and the Council of Ministers of the European Union) or any entity, officer or examiner exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

“GS” as defined in the preamble hereto.
“Guaranteed Obligations” as defined in Section 7.1.

“Guarantor” means each Restricted Subsidiary listed on Schedule 1.1(a) and each other Restricted Subsidiary of the Borrower thereafter that becomes, or is required to become, a Guarantor after the Closing Date in accordance with the Collateral and Guarantee Requirement; it being understood that the Borrower is a Guarantor of the Obligations as described in Section 7.

“Guaranty” as defined in Section 7.2.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited, governed or regulated by any Governmental Authority pursuant to any Environmental Law, including petroleum and petroleum byproducts, asbestos and asbestos-containing materials and medical and pharmaceutical waste.

“Hazardous Materials Activity” means any use, manufacture, possession, storage, holding, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means any agreement of the Borrower or any of the Restricted Subsidiaries with respect to any swap, spot, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, foreign exchange, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes. For the avoidance of doubt, Hedge Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedge Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any debt securities or debt facilities of the Borrower or its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Borrower or its Restricted Subsidiaries may have to counterparties under other Hedge Agreements such that the combination of such Hedge Agreements is not speculative taken as a whole.

“Herrera Subordination Agreement” means that certain Subordination and Postponement Agreement dated as of the Closing Date, among the Administrative Agent, the Borrower and Guillermo Herrera.

“Honor Date” as defined in Section 2.3(d)(i).

“IFRS” means International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Immaterial Subsidiary” means any subsidiary of the Borrower (a) identified on Schedule 1.1(b) or (b) designated by the Borrower as an Immaterial Subsidiary hereunder after the Closing Date by prior written notice to the Administrative Agent, that (x) as of the last day of the Fiscal Quarter of the Borrower most recently ended, (i) such subsidiary did not have assets with a value in excess of 5% of Consolidated Total Assets or revenues representing in excess of 5% of Consolidated Adjusted EBITDA as of such date and (ii) when taken together with all other Immaterial Subsidiaries as of such date, such Immaterial Subsidiaries did not have assets with a value in excess of 10% of the Consolidated Total Assets or revenues representing in excess of 10% of Consolidated Adjusted EBITDA as of such date, and (y) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by an Authorized Officer of the Borrower, certifying to such officer’s knowledge, compliance with the requirements of clause (x) above. Any Immaterial Subsidiary may be designated to be a Material Subsidiary for the purposes of this Agreement by written notice from the Borrower to the Administrative Agent. Any determination of whether a subsidiary shall cease to qualify as an Immaterial Subsidiary shall be made on the date that financial statements are delivered pursuant to Section 5.4(a). To the extent a subsidiary ceases to be an Immaterial Subsidiary in connection with such determination, the Borrower shall have 90 days from the date of delivery of such financial statements to cause such subsidiary to comply with any applicable requirements of the Collateral and Guarantee Requirement with extensions of such 90-day period as may be reasonably requested by the Borrower and consented to by the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed).

“Increased Amount” of any Indebtedness means any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Borrower and the accretion of original issue discount or liquidation preference.

“Incremental Amendment” as defined in Section 2.20(f).
“Incremental Commitments” as defined in Section 2.20(a).

“Incremental Equivalent Debt” means Indebtedness issued in accordance with Section 2.20(h) consisting of one or more series of pari passu notes, junior lien notes, junior lien or subordinated loans, subordinated notes or unsecured notes or unsecured loans, in each case, issued in a public offering, Rule 144A or other private placement transaction, a bridge facility in lieu of the foregoing, or secured or unsecured mezzanine Indebtedness or debt securities, in each case, subject to the terms set forth in Section 2.20(i).
“Incremental Lenders” as defined in Section 2.20(c).
“Incremental Loan” as defined in Section 2.20(b).
“Incremental Loan Request” as defined in Section 2.20(a).
“Incremental Revolving Commitments” as defined in Section 2.20(a).
“Incremental Revolving Lender” as defined in Section 2.20(c).

“Incremental Revolving Loan” as defined in Section 2.20(b).
“Incremental Term Commitments” as defined in Section 2.20(a).
“Incremental Term Lender” as defined in Section 2.20(c).
“Incremental Term Loan” as defined in Section 2.20(b).
“Incremental Tranche Closing Date” as defined in Section 2.20(d).

“Indebtedness” means, with respect to any Person, without duplication (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (e) all guarantees by such Person of Indebtedness described in the other clauses of this definition of others, (f) all Capital Lease Obligations of such Person, (g) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding Hedge Agreements, (h) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (other than letters of credit issued in respect of trade payables),
(i)the principal component of all obligations of such Person in respect of bankers’ acceptances (other than bankers’ acceptances issued in respect of trade payables) and (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); provided that Indebtedness shall not include (i) current trade liabilities and current intercompany liabilities (other than any refinancing, extensions, renewals or replacements thereof) incurred in the ordinary course of business, (ii) prepaid or deferred revenue arising in the ordinary course of business and not overdue for more than 60 days, (iii) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy unperformed obligations of the seller of such asset, (iv) earn-out obligations (other than earn-out obligations existing on the Closing Date) until such obligations become a liability on the balance sheet of such Person in accordance with IFRS, (v) obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables or (vi) interest, fees, premium, and expenses and additional payments, if any. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Costs” as defined in Section 9.5.

“Indemnified Taxes” means all Taxes (other than Excluded Taxes and Other Taxes) imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Credit Document.

“Indemnitee” as defined in Section 10.5(b).

“Individual L/C Sub-Commitment” means, as of any date of determination, as to any L/C Issuer, such L/C Issuer’s committed portion of the Letter of Credit Sublimit as may be agreed upon by the L/C Issuers, the Administrative Agent and the Borrower from time to time, including in connection with any reallocation of such L/C Issuer’s committed portion of the Letter of Credit Sublimit as a result of the addition of a new L/C Issuer or otherwise. The Individual L/C Sub-Commitments of the L/C Issuers as of the Closing Date are as follows: (i) as to GS, $6,666,666.67, (ii) as to Credit Suisse AG, $6,666,666.67

and (iii) as to Royal Bank of Canada, $6,666,666.66. In the event the Letter of Credit Sublimit is reduced in accordance with the terms of this Agreement, the Individual L/C Sub-Commitments of the L/C Issuers in effect at such time shall be reduced on a pro rata basis. The sum of the Individual L/C Sub-Commitments of all of the L/C Issuers shall equal the Letter of Credit Sublimit.

“Information” as defined in Section 4.14(a).

“Initial Dollar Term Loan Commitment” means the commitment of a Lender to make or otherwise fund an Initial Term Loan in Dollars. The aggregate amount of the Initial Dollar Term Loan Commitments as of the Closing Date is $1,100,000,000.

“Initial Dollar Term Loans” means the Dollar Term Loans made by a Lender to the Borrower pursuant to Section 2.1(a) on the Closing Date.

“Initial Pounds Sterling Term Loans” means the Pounds Sterling Term Loans made by a Lender to the Borrower pursuant to Section 2.1(a) on the Closing Date.

“Initial Pounds Sterling Term Loan Commitment” means the commitment of a Lender to make or otherwise fund an Initial Term Loan in Pounds Sterling. The aggregate amount of the Initial Pounds Sterling Term Loan Commitments as of the Closing Date is £500,000,000.

“Initial Revolving Commitment” means the commitments as of the Closing Date of any Lender to make or otherwise fund any Revolving Loan and to acquire participations in Letters of Credit and Swing Line Loans hereunder and any Incremental Revolving Commitments deemed to be of the same Class as the Initial Revolving Commitments pursuant to Section 2.20. The aggregate amount of the Initial Revolving Commitments as of the Closing Date is $200,000,000.

“Initial Revolving Loan” means a Loan made by a Lender to a Borrower in respect of an Initial Revolving Commitment pursuant to Section 2.2 or Section 2.20

“Initial Term Loans” means the Initial Dollar Term Loans and the Initial Pounds Sterling Term Loans.

“Initial Term Loan Commitment” means the Initial Dollar Term Loan Commitments and the Initial Pounds Sterling Term Loan Commitments, and “Initial Term Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Initial Term Loan Commitment, if any, is set forth on Appendix A-1 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof.

“Initial Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Initial Term Loans of such Lender; provided, at any time prior to the making of the Initial Term Loans, the Initial Term Loan Exposure of any Lender shall be equal to such Lender’s Initial Term Loan Commitment.

“Intellectual Property” shall have the definition assigned thereto in each Security Agreement, as applicable.

“Intercreditor Agreement” means collectively, any customary intercreditor agreement entered into by the Agents pursuant to Section 9.11 hereof, each as amended, restated, modified, supplemented or replaced from time to time in accordance with this Agreement or the terms of such intercreditor agreements and, in each case, in form and substance reasonably satisfactory to the Agents.

“Interest Payment Date” means with respect to (i) any Loan that is a Base Rate Loan or Canadian Prime Rate Loan, the last Business Day of each March, June, September and December of each year, commencing on the first such date to occur after the Closing Date and the final maturity date of such Loan and (ii) any Loan that is a Eurocurrency Rate Loan, the last day of each Interest Period applicable to such Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period.

“Interest Period” means, in connection with a Eurocurrency Rate Loan, an interest period of one, two, three or six months or, if agreed to by all relevant Lenders, twelve months, as selected by the applicable Borrower in the applicable Funding Notice or Conversion/Continuation Notice, (i) initially, commencing on the Credit Date or Conversion/Continuation Date thereof, as the case may be; and (ii) thereafter, commencing on the day on which the immediately preceding Interest Period expires; provided (a) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d) of this definition, end on the last Business Day of a calendar month; (c) no Interest Period with respect to any portion of any Class of Term Loans shall extend beyond such Class’s Maturity Date; and (d) no Interest Period with respect to any portion of the Revolving Loans shall extend beyond the Revolving Commitment Termination Date.

“Interest Rate Determination Date” means, with respect to any Interest Period for Loan in a currency other than Pounds Sterling, the date that is two Business Days prior to the first day of such Interest Period and with respect to any Interest Period for a Loan in Pounds Sterling, the first day of such Interest Period.

“Interpolated Screen Rate” means, in relation to Adjusted LIBOR for any Loan in Pounds Sterling, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis using the method recommended by the International Swaps and Derivatives Association (ISDA) between (a) the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan in Pounds Sterling and (b) the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan in Pounds Sterling, in each case, as of 11:00 a.m. (London, England time) on the Interest Rate Determination Date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Internally Generated Cash” means, with respect to any period, any cash of the Borrower or any subsidiary generated during such period, excluding Net Cash Proceeds and any cash that is generated from an incurrence of Indebtedness, an issuance of Equity Interests or a capital contribution.

“Intra-Group Subordination Agreement” means the Intra-Group Subordination Agreement among GS, as Administrative Agent (as defined therein), each other agent party thereto, the Borrower and each subsidiary of the Borrower listed on the signature pages thereto or that becomes a party thereto pursuant to Section 3.12 thereof substantially in the form of Exhibit K, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

“Investment” means (a) any purchase or other acquisition by the Borrower or any of its Restricted Subsidiaries of, or of a beneficial interest in, any of the Equity Interests of any other Person (other than the Borrower or any Restricted Subsidiary), (b) the acquisition by purchase or otherwise (other than purchases or other acquisitions of inventory, goods, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any Person or any division or line of business or other business unit of any Person (in each case, other than the Borrower or any Restricted Subsidiary to the extent the purchaser is a Credit Party following consummation thereof) and (c) any loan, advance (other than (i) advances to current or former employees, officers, directors and consultants of the Borrower or any Restricted Subsidiary for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business, (ii) advances made on an intercompany basis in the ordinary course of business for the purchase of inventory, (iii) accounts receivable and other extensions of trade credit in accordance with customary practices and (iv) prepaid expenses and workers’ compensation, utility, lease (including leases and other agreements related to aircraft) and similar deposits in the ordinary course of business) or capital contribution by the Borrower or any Restricted Subsidiary to any other Person (other than the Borrower or any Credit Party). Subject to Section 6.3, the amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, but giving effect to any repayments of principal in the case of Investments in the form of loans and any return of capital or return on Investment in the case of equity Investments (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the initial Investment).

“Irish Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Ireland.

“Irish Pledge and Security Agreements” means (i) the Irish law debenture to be executed by, among others, each Irish Domiciled Credit Party and the Collateral Agent substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time, and (ii) the Irish law share charge to be executed by Amdipharm B.V. and the Collateral Agent substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by any L/C Issuer and the Borrower (or any subsidiary of the Borrower) or in favor of the L/C Issuer and relating to such Letter of Credit.

“Issuing Country” as defined in Section 9.13(a).

“Jersey Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Jersey.

“Jersey Guarantor” as defined in Section 7.18(a).

“Jersey Receivables Security Agreements” means the Jersey security interest agreements in respect of certain receivables due from a Jersey Domiciled Credit Party to be executed by each Credit Party entitled to such receivables substantially in the form of Exhibit I-11-A, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Jersey Security Agreements” means the Jersey Share Security Agreements and the Jersey Receivables Security Agreements.

“Jersey Share Security Agreements” means the Jersey security interest agreements in respect of the issued shares in each Jersey Domiciled Credit Party to be executed by each Credit Party holding such shares substantially in the form of Exhibit I-11-B, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Joinder Agreement” means an agreement substantially in the form of Exhibit D, with such changes as may be required by or reasonably acceptable to the Borrower and the Agent.

“judgment currency” as defined in Section 10.19.
“Junior Financing” as defined in Section 6.8(a).

“L/C Advance” means, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Pro Rata Share.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Loan.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Exposure” means at any time the sum of (a) the aggregate undrawn amount of all Letters of Credit outstanding at such time and (b) the aggregate principal amount of all L/C Advances that have not yet been reimbursed at such time. The L/C Exposure of any Lender at any time means its Pro Rata Share of the aggregate L/C Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the International Standard Practices, International Chamber of Commerce No. 590, or by the reason of article 36 of UCP 600 being excluded as a governance, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided that, with respect to any Letter of Credit that by its terms or the terms of any document related thereto provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

“L/C Issuer” means with respect to any Letter of Credit, GS, Credit Suisse AG and Royal Bank of Canada, together with their respective successors and permitted assigns in such capacity, and any Revolving Lender (including any Person who is a Revolving Lender as of the date such Person becomes an L/C Issuer but subsequently, after agreeing to become an L/C Issuer, ceases to be a Revolving Lender and is subject to Section 2.3(m)) which, at the request of the Borrower, and with the consent of the Administrative Agent (not to be unreasonably withheld), agrees in such Revolving Lender’s sole discretion to become an L/C Issuer for the purposes of issuing such Letter of Credit, together with its permitted successors and assigns in such capacity. For the avoidance of doubt, Royal Bank of Canada will issue commercial letters of credit out of its Toronto branch. GS (through itself or through one of its designated Affiliates or branch offices) shall not be required to have more than ten (10) Letters of Credit outstanding at any time.

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.4. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Overnight Rate” means for any day, the greater of (i) the Federal Funds Effective Rate and
(ii)an overnight rate determined by the applicable L/C Issuer in accordance with banking industry rules on interbank compensation.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Incremental Revolving Commitments, Incremental Term Commitments, Incremental Revolving Loans, Incremental Term Loans, Refinancing Revolving Loans, Refinancing Term Loans, Extended Revolving Commitments or Extended Term Loans, in each case as extended in accordance with this Agreement from time to time.

“LCT Election” as defined in Section 1.6.
“LCT Test Date” as defined in Section 1.6.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, the Swing Line Lender and any other Person that becomes a party hereto pursuant to an Assignment Agreement or a Joinder Agreement.

“Lender Counterparty” means each Lender, each Agent and each of their respective Affiliates counterparty to a Cash Management Agreement or a Hedge Agreement (including any Person who was an Agent or a Lender or an Affiliate thereof as of the date on which such Person became a counterparty to a Cash Management Agreement or a Hedge Agreement but subsequently ceases to be an Agent or a Lender or an Affiliate thereof, as the case may be); provided, at the time of entering into a Cash Management Agreement or a Hedge Agreement, no Lender Counterparty shall be a Defaulting Lender.

“Lender Default” means (a) the refusal (which may be given orally or in writing and has not been retracted) or failure of any Lender to make available its portion of any Loans, which refusal or failure is not cured within one (1) Business Day after the date of such refusal or failure, unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied; (b) the failure of any Lender to pay over to the Administrative Agent or any other Lender or any L/C Issuer, as applicable, any other amount required to be paid by it hereunder within one (1) Business Day of the date when due; (c) a Lender having notified the Borrower, the Administrative Agent or any L/C Issuer that it does not intend to comply with its funding obligations or having made a public statement to that effect with respect to any of its funding obligations hereunder or under other agreements in which it commits to extend credit; (d) a Lender has failed, within three (3) Business Days after request by the Administrative Agent or by any L/C Issuer, to confirm that it will comply with any of its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (d) upon receipt of such written confirmation by the Administrative Agent and the Borrower); or

(a)	a Lender becomes subject to a Distress Event or has admitted in writing that it is insolvent.

“Lender Party” means any of the Administrative Agent, the Collateral Agent, any Arranger or any Lender.

“Letter of Credit” means any letter of credit issued hereunder. A Letter of Credit shall be a standby letter of credit unless otherwise agreed to by the applicable L/C Issuer.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by any L/C Issuer.

“Letter of Credit Expiration Date” means the day that is five Business Days prior to the Revolving Commitment Termination Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Fee” as defined in Section 2.3(i).

“Letter of Credit Sublimit” means an amount equal to the lesser of $20,000,000 and the aggregate unused amount of the Revolving Commitments in effect. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Commitments.

“Lien” means with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge, assignment by way of security or security interest in or on such asset or any other agreement or arrangement having a similar effect, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a subsidiary), any purchase option, call or similar right of a third party with respect to such securities; provided that in no event shall an operating lease (including aircraft leases) or an agreement to sell be deemed to constitute a Lien.

“Limited Condition Transaction” means any Permitted Acquisition or similar permitted Investment whose consummation is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan” means an Initial Term Loan, a Revolving Loan, Swing Line Loan, an Incremental Loan, a Refinancing Loan or an Extended Term Loan as the context may require.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Luxembourg.

“Luxembourg Guarantor” has the meaning specified in Section 7.14.

“Luxembourg Pledge Agreements” means the Luxembourg receivables pledge agreement substantially in the form of Exhibit I-4-A, and the Luxembourg share pledge agreements substantially in the form of Exhibit I-4-B, each to be executed by the relevant Luxembourg Domiciled Credit Party and, in each case, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Major Event of Default” means (i) any Event of Default (ignoring for this purpose any applicable grace periods) with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) only as specified in Sections 8.1(a) (but only insofar as it relates to a breach of any Major Representation), (b), (c), (d) (but only insofar as it relates to a breach of any Major Undertaking), (g), (h) and (k) or (ii) a Certain Funds Change of Control.

“Major Representation” means a representation or warranty with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) only as contemplated by Sections 4.1, 4.2, 4.3, 4.4, 4.10, 4.11, 4.20, 4.22 and 4.23.

“Major Undertaking” means with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) any of the undertakings contemplated by Sections 5.6, 6.1, 6.2, 6.3, 6.4, 6.5 and 6.7.

“Margin Stock” as defined in Regulation U.

“Market Disruption Event” as defined in Section 2.15(a).

“Material Adverse Effect” means a material adverse effect on (i) the assets, business, financial condition or results of operations, of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under any Credit Document or (iii) the rights and remedies of the Administrative Agent, the Lenders or any Secured Party under any Credit Document.

“Material Indebtedness” means Indebtedness (other than the Term Loans) of the Borrower or any subsidiary in an aggregate principal amount exceeding $50,000,000.

“Material Subsidiary” means any (x) subsidiary of the Borrower that is not an Immaterial Subsidiary and (y) Additional Borrower.

“Maturity Date” means (i) with respect to the Initial Term Loans, the earlier of (a) the sixth anniversary of the Closing Date, and (b) the date on which all Initial Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise, (ii) with respect to the Revolving Loans, the earlier of (a) the fifth anniversary of the Closing Date and (b) the date on which all Revolving Loans shall become due and payable in full hereunder, whether by acceleration or otherwise, (iii) with respect to any tranche of Extended Term Loans and Extended Revolving Commitments, the final maturity date as specified in the applicable Extension Request accepted by the respective Lender or Lenders, (iv) with respect to any Refinancing Term Loans or Refinancing Revolving Commitments, the final maturity date as specified in the applicable Refinancing Amendment and (v) with respect to any Incremental Loans or Incremental Revolving Commitments, the final maturity date as specified in the applicable Incremental Amendment; provided that, in each case, if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Amount” as defined in Section 7.16(a).
“Maximum Rate” as defined in Section 10.9.
“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business

“Mortgage Policies” as defined in Section 5.11(b).

“Multiemployer Plan” means any Employee Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a customary “managements’ discussion and analysis” report describing the operations of the Borrower and its subsidiaries for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate. For the avoidance of doubt, such Narrative Report need not comply with the requirements of Regulation S-K of the Securities Act or of National Instrument 51-102 of the Canadian Securities Administrators applicable to a Management’s Discussion and Analysis of Financial Conditions and Result of Operations.

“Net Cash Proceeds” means:

(a)100% of the cash proceeds actually received by the Borrower or any of its Restricted Subsidiaries (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when actually received) in respect of any Asset Sale (except as provided below) or Casualty Event, net of (i) reasonable, documented and invoiced attorneys’ fees, auditors’ fees, securities laws filing fees, printers’ fees, accountants’ fees, consultant fees, investment banking, placement agent and advisory fees actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (ii) documented search and recording charges actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (iii) required debt payments and required payments of other obligations in respect of Indebtedness secured by a Permitted Lien on any asset that is the subject of such Asset Sale or Casualty Event (other than any Lien created pursuant to a Collateral Document or a Lien which is pari passu with the Liens created pursuant to any Collateral Document (in which case the pro rata portion (determined based on the then outstanding principal amount of all pari passu Indebtedness that would otherwise be required to be prepaid with such Net Cash Proceeds) of such Net Cash Proceeds applied in respect of any such payments secured by the Liens pursuant to any Collateral Document shall not constitute Net Cash Proceeds for purposes hereof) or junior to the Liens created pursuant to the Collateral Documents)), (iv) other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (v) Taxes, including sales, goods and services, harmonized sales, transfer, deed or mortgage recording Taxes, paid or payable as a result thereof, and any other payment required by applicable law as a result of such Asset Sale, (vi) any reserve established in accordance with IFRS (provided that such reserved amounts shall be Net Cash Proceeds to the extent and at the time of any reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount)), and (vii) any payment amount required to be paid by law, rule or regulation upon receipt to a third party related to the transaction (including to labor unions and environmental trusts) in each case, as determined in good faith by an Authorized Officer of the Borrower; provided that, with respect to any Asset Sale or Casualty Event, no proceeds realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds unless such proceeds shall exceed $20,000,000 in any Fiscal Year (the proceeds described in this proviso, the “Below Threshold Asset Sale Proceeds”); and

(b)100% of the cash proceeds from the incurrence, issuance or sale by the Borrower or any of its Restricted Subsidiaries of (x) any Indebtedness not permitted to be incurred under this Agreement and (y) Refinancing Loans and Refinancing Equivalent Debt, net of all Taxes and fees (including investment banking fees), underwriting discounts, commissions, costs and other expenses, in each case, incurred in connection with such incurrence, issuance or sale.
“New York Courts” as defined in Section 10.15(a).
“Non-Consenting Lender” as defined in Section 2.18(c).

“Non-Credit Party Limitation” as defined in the definition of “Permitted Acquisition.”

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Extension Notice Date” as defined in Section 2.3(b)(iii).

“Non-Public Information” means material non-public information (within the meaning of Canadian Securities Laws) with respect to the Borrower or its subsidiaries or securities.
“Non-Reinstatement Deadline” as defined in Section 2.3(b)(iv).
“Non-Swedish Credit Party” as defined in Section 10.22.

“Non-U.S. Plan” means any Employee Benefit Plan maintained by the Borrower or any of its subsidiaries for employees outside the United States.

“Note” means a Dollar Term Loan Note, a Pounds Sterling Term Loan Note or a Revolving Loan Note, as the case may be.

“Obligated Party” as defined in Section 1.12.

“Obligations” means all obligations of every nature of each Credit Party, including obligations from time to time owed to Agents (including former Agents), Lenders, L/C Issuers, or any of them and Lender Counterparties, under any Credit Document, Secured Cash Management Agreement or Secured Hedge Agreement, whether for principal, interest (including interest and fees which, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest or fees in the related bankruptcy proceeding), reimbursement of amounts drawn under Letters of Credit, payments for early termination of Secured Hedge Agreements, fees, expenses, indemnification or otherwise, excluding, in each case (but only in respect of a Guarantor), Excluded Swap Obligations.

“Obligations of the Borrowers” means all obligations of every nature of the Borrower (and the Additional Borrowers, if any), including obligations from time to time owed to Agents (including former Agents), Lenders, L/C Issuers, or any of them and Lender Counterparties, under any Credit Document, Secured Cash Management Agreement or Secured Hedge Agreement, whether for principal, interest (including interest and fees which, but for the filing of a petition in bankruptcy with respect to the Borrowers, would have accrued on any Obligation, whether or not a claim is allowed against the Borrowers for such interest or fees in the related bankruptcy proceeding), reimbursement of amounts drawn under Letters of Credit, payments for early termination of Secured Hedge Agreements, fees, expenses, indemnification or otherwise.

“Obligee Guarantor” as defined in Section 7.7.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OFAC Lists” means, collectively, the List of Specially Designated Nationals and Blocked persons maintained by OFAC, as amended from time to time, or any similar lists issued by OFAC.

“Organizational Documents” means (i) with respect to any corporation or company, its certificate, memorandum or articles of incorporation, amalgamation or continuance, organization or association, as amended, its by-laws, as amended, and its certificates of change of name, as amended, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, (iv) with respect to any limited liability company, its articles of organization, as amended, and its operating agreement, as amended, (v) with respect to each Credit Party incorporated in Sweden, the Certificate of Registration (Sw. Registeringsbevis) and the Articles of Association (Sw. Bolagsordning) of such Credit Party incorporated in Sweden, and (v) with respect to any Foreign Subsidiary, the equivalent thereof in its jurisdiction of incorporation or organization. In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official including an official of a non-United States government, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official in such official’s relevant jurisdiction.

“Other Applicable Indebtedness” as defined in Section 2.12(a)(ii).

“Other Connection Taxes” means, with respect to the Administrative Agent and any Lender, Taxes imposed as a result of a present or former connection between such Administrative Agent or Lender and the jurisdiction imposing such Tax (other than connections arising solely from the Administrative Agent and such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Credit Document).

“Other Taxes” means any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes, charges or similar Taxes, charges or levies arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Credit Document, and any interest, fines, penalties and additions related thereto, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.18(b)).

“Outstanding Amount” means (i) with respect to Loans on any date, the amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Loans occurring on such date; (ii) with respect to any L/C Obligations on any date, the amount of the aggregate outstanding amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrower of Unreimbursed Amounts and (iii) with respect to Bankers’ Acceptances and Drafts on any date, the aggregate outstanding BA Exposure.

“Parallel Liability” means a Credit Party’s undertaking pursuant to Section 10.22.
“Participant” as defined in Section 10.4(d).

“Participant Register” as defined in Section 10.4(d).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

“Permitted Acquisition” means any acquisition, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a Person or division or line of business of a Person or franchisee rights, assets or operations (or any subsequent investment made in a Person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto: (a) no Event of Default shall have occurred and be continuing or would result therefrom,
(b) to the extent subject to testing, before and after giving effect to such acquisition on a Pro Forma Basis, the Borrower shall be in compliance with the Financial Performance Covenant, (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Credit Party making such acquisition and any Person acquired in such acquisition comply with Section 5.11, (e) a substantial portion of the property acquired (or a substantial portion of the property of the Person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Credit Party for any and all such acquisitions of any Person that is not and will not become a Credit Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to Section 6.3(l) and Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties owing to a Credit Party pursuant to Section 6.1(g)(ii), exceed the greater of (i) $150,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non-Credit Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Credit Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Credit Parties or any combination of the foregoing, such Investment shall not reduce the Non-Credit Party Limitation.

“Permitted Junior Secured Refinancing Debt” as defined in Section 2.21(h)(i).
“Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.
“Permitted Pari Passu Secured Refinancing Debt” as defined in Section 2.21(h)(i). “Permitted Unsecured Refinancing Debt” as defined in Section 2.21(h)(i).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Platform” as defined in Section 10.17.

“Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by the Borrower and each Guarantor substantially in the form of Exhibit I-1, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Pounds Sterling” or “£” means lawful money of the United Kingdom.

“Pounds Sterling Term Loan” means any Term Loan denominated in Pounds Sterling.

“Pounds Sterling Term Loan Note” means a promissory note in the form of Exhibit B-2, as it may be amended, restated, supplemented or otherwise modified from time to time.

“PPSA” means the Personal Property Security Act (Ontario); provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by a Personal Property Security Act as in effect in a Canadian jurisdiction other than Ontario or the Civil Code of Québec, “PPSA” means the Personal Property Security Act as in effect from time to time in such other jurisdiction or the Civil Code of Québec, as applicable, for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority in such Collateral.

“Prepayment Minimum” means, with respect to a payment of Loans or a reduction in Commitments, as the case may be, (a) with respect to Revolving Loans or Revolving Commitments denominated in Dollars, $1,000,000, (b) with respect to Revolving Loans or Revolving Commitments denominated in Canadian Dollars, Cdn. $1,000,000, (c) with respect to Revolving Loans or Revolving Commitments denominated in Pounds Sterling, £1,000,000, and (d) with respect to Revolving Loans or Revolving Commitments denominated in any other Designated Foreign Currency, as the Administrative Agent and the applicable Borrower shall agree.

“Prepayment Multiple” means, with respect to a payment of Loans or a reduction in Commitments, as the case may be, (a) with respect to Revolving Loans or Revolving Commitments denominated in Dollars, $100,000, (b) with respect to Revolving Loans or Revolving Commitments denominated in Canadian Dollars, Cdn. $100,000, (c) with respect to Revolving Loans or Revolving Commitments denominated in Pounds Sterling, £100,000, and (d) with respect to Revolving Loans or Revolving Commitments denominated in any other Designated Foreign Currency, as the Administrative Agent and the applicable Borrower shall agree.

“Previously Absent Financial Maintenance Covenant” means, at any time, any financial maintenance covenant that (a) is not included in the Credit Documents at such time or (b) is only applied to the Revolving Loans at such time.

“Prime Rate” means (a) for the purpose of Dollar denominated Loans made available to a Borrower in the United States, at any time, the rate of interest from time to time publicly announced by the principal office of the Administrative Agent as its prime commercial lending rate for Dollar loans in the United States for such day and (b) for the purpose of Dollar denominated Loans made available to a Borrower in Canada, at any time, the annual rate of interest from time to time publicly announced by the principal office of the Administrative Agent in Toronto, Ontario as its prime rate in effect for determining interest rates on Dollar denominated commercial loans made in Canada. The Prime Rate is based upon various factors including GS’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by GS shall take effect at the opening of business on the day specified in the public announcement of such change.

“Principal Office” means, for each of the Administrative Agent and L/C Issuers, such Person’s “Principal Office” as set forth on Schedule 10.1, or such other office or office of a third party or subagent, as appropriate, as such Person may from time to time designate in writing to the Borrower, the Administrative Agent and each Lender.

“Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Agreement, including the determination of any financial ratio or test or the amount of revenue or Consolidated Total Assets or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that, any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a “Pro Forma Basis.” Upon giving effect to a transaction on a “Pro Forma Basis,” (i) any Indebtedness incurred by the Borrower or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been incurred as of the first day of the relevant period, (ii) if such Indebtedness has a floating or formula rate, then the rate of interest for such Indebtedness for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of such calculations, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all property disposed of in any Specified Transaction (including any income statement items attributable to disposed, abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period, (v) such other pro forma adjustments which would be permitted or required by Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test) and (vi) such other adjustments made by the Borrower with the consent of the Administrative Agent (not to be unreasonably withheld, delayed or conditioned) shall be taken into account. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Borrower to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or the applicable Restricted Subsidiary may designate. Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized.

“Pro Rata Share” means (i) with respect to all payments, computations and other matters relating to the Initial Term Loan of any Lender, the percentage obtained by dividing (a) the Initial Term Loan Exposure of that Lender by (b) the aggregate Initial Term Loan Exposure of all Lenders, (ii) with respect to all payments, computations and other matters relating to the Revolving Commitment or Revolving Loans of any Lender or any Letters of Credit issued or participations purchased therein by any Lender, the percentage obtained by dividing (a) the Revolving Exposure of that Lender by (b) the aggregate Revolving Exposure of all Lenders and (iii) with respect to all payments, computations and other matters relating to any other Class of Loan of any Lender, the percentage obtained by dividing (a) an amount equal to the sum of the outstanding principal amount of the Loans of such Class held by such Lender by (b) an amount equal to the sum of the outstanding principal amount of the Loans of such Class held by all Lenders. For all other purposes with respect to each Lender, “Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the sum of the Initial Term Loan Exposure and the Revolving Exposure of that Lender, by (B) an amount equal to the sum of the aggregate Initial Term Loan Exposure and the aggregate Revolving Exposure of all Lenders.

“Prohibited Person” means any Person subject to international economic sanctions adopted, administered or enforced by the United Nations Security Council, the European Union, Canada (including any Persons subject to country-specific or activity-specific sanctions administered by the Department of Foreign Affairs, Trade and Development), the United Kingdom, OFAC (including any persons subject to country-specific or activity-specific sanctions administered by OFAC and any persons named on any OFAC List), the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State or pursuant to any other law, rules, regulations or other official acts of the United States (each of the foregoing, collectively, “Sanctions”). As of the date hereof, certain information regarding Prohibited Persons issued by the United States can be found on the website of the United States Department of Treasury at www.treas.gov/ofac/.

“Projections” means the financial projections of the Borrower, dated as of October 2015.

“Public Lenders” means Lenders that do not wish to receive material Non-Public Information with respect to the Borrower, its subsidiaries or their securities.

“Purchasing Borrower Party” means the Borrower or any Restricted Subsidiary that becomes an assignee hereof or Participant pursuant to Section 10.4.

“Qualified CFC Holding Company” means, in relation to any Credit Party, a Person (a) that is a wholly owned subsidiary of such Credit Party and (b) who has no material assets other than Equity Interests in Foreign Subsidiaries that are CFCs in relation to such Credit Party or such Person.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Credit Party that constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Stock” of any Person means any Equity Interests of such Person that is not Disqualified Stock.

“Refinance” as defined in the definition of “Refinancing Indebtedness.”
“Refinanced Debt” as defined in Section 2.21(a).
“Refinanced Loans” as defined in Section 2.21(h)(i).
“Refinancing” as defined in the recitals hereto.
“Refinancing Amendment” as defined in Section 2.21(f).
“Refinancing Closing Date” as defined in Section 2.21(d).
“Refinancing Commitments” as defined in Section 2.21(a).
“Refinancing Equivalent Debt” as defined in Section 2.21(h)(i).

“Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”) the Indebtedness being Refinanced (or previous refinancings thereof constituting Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus the amount of unpaid accrued or capitalized interest and premiums thereon (including tender premiums), underwriting discounts, original issue discount, defeasance costs, fees (including upfront fees, underwriting fees, legal fees, accounting and audit fees and other similar or customary fees), commissions and expenses), (b) except with respect to Section 6.1(c), the Weighted Average Life to Maturity of such Refinancing Indebtedness is greater than or equal to the shorter of (i) the Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being Refinanced that were due on or after the date that is one year following the Latest Maturity Date were instead due on the date that is one year following the Latest Maturity Date; provided that no Refinancing Indebtedness incurred in reliance on this subclause (ii) shall have any scheduled principal payments due prior to the Latest Maturity Date in excess of, or prior to, the scheduled principal payments due prior to such Latest Maturity Date for the Indebtedness being Refinanced, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms at least as favorable taken as a whole to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced; provided, further, that with respect to a Refinancing of any Indebtedness permitted hereunder that is subordinated in right of payment, such Refinancing Indebtedness shall (A) be expressly subordinated in right of payment to the guarantee by the Borrower and the Guarantors of the Obligations and (B) be otherwise on terms not materially less favorable to the Lenders than those contained in the documentation governing the Indebtedness being Refinanced; provided, further, that Indebtedness constituting Refinancing Indebtedness shall not cease to constitute Refinancing Indebtedness as a result of the subsequent extension of the Latest Maturity Date, (d) no Refinancing Indebtedness shall have different obligors, or greater guarantees or security than, the Indebtedness being Refinanced (provided that (i) Indebtedness (A) of any Credit Party may be Refinanced to add or substitute as an obligor another Credit Party and (B) of any subsidiary that is not a Credit Party may be Refinanced to add or substitute as an obligor another subsidiary that is not a Credit Party, in each case to the extent not prohibited by Section 6, and (ii) other guarantees and security may be added to the extent then permitted by Section 6) and (e) if the Indebtedness being Refinanced is secured by a Lien on any Collateral (whether equally and ratably with, or junior to, the Lien of the Secured Parties or otherwise), such Refinancing Indebtedness may be secured by a Lien on such Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Indebtedness being Refinanced) on terms relating to such Collateral not materially less favorable to the Secured Parties (as determined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower) than those contained in the documentation (including any intercreditor agreement) governing the Indebtedness being Refinanced, or on terms otherwise then permitted by Section 6.2.

“Refinancing Lenders” as defined in Section 2.21(c).
“Refinancing Loan” as defined in Section 2.21(b).
“Refinancing Loan Request” as defined in Section 2.21(a).
“Refinancing Revolving Commitments” as defined in Section 2.21(a).
“Refinancing Revolving Lender” as defined in Section 2.21(c).
“Refinancing Revolving Loan” as defined in Section 2.21(b).
“Refinancing Term Commitments” as defined in Section 2.21(a).

“Refinancing Term Lender” as defined in Section 2.21(c).
“Refinancing Term Loan” as defined in Section 2.21(b).
“Refunded Swing Line Loans” shall have the meaning assigned to such term in Section 2.23(b)(iv).

“Register” as defined in Section 2.5(b).

“Regulation D” means Regulation D of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate amount of Net Cash Proceeds received by the Borrower or any Restricted Subsidiary in connection therewith that are not applied to prepay the Term Loans as a result of the delivery of a Reinvestment Notice.

“Reinvestment Event” means any Asset Sale or Casualty Event in respect of which the Borrower has delivered a Reinvestment Notice.

“Reinvestment Notice” means a written notice executed by an Authorized Officer of the Borrower stating that the Borrower or any Restricted Subsidiary intends and expects to use all or a portion of the amount of Net Cash Proceeds of an Asset Sale or Casualty Event to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or such Restricted Subsidiary’s business.

“Reinvestment Prepayment Amount” means, with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or any Restricted Subsidiary’s business.

“Reinvestment Prepayment Date” means, with respect to any Reinvestment Event, the earlier of
(a) the date (which shall be a Business Day) occurring twelve (12) months after such Reinvestment Event (or, if the Borrower or any Restricted Subsidiary shall have entered into a legally binding commitment within one year after such Reinvestment Event to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or such Restricted Subsidiary’s business with the applicable Reinvestment Deferred Amount, the date occurring eighteen (18) months after such Reinvestment Event) and (b) the date on which the Borrower shall have determined not to, or shall have otherwise ceased to, restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or such Restricted Subsidiary’s business with all or any portion of the relevant Reinvestment Deferred Amount.

“Related Fund” as defined in Section 10.4(b).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, sub-agents, trustees, advisors and attorneys of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Relevant Four Fiscal Quarter Period” as defined in Section 8.2.
“Repatriation Limitation” as defined in Section 2.12(g).

“Repricing Transaction” means, in connection with a transaction the primary purpose of which is to prepay, refinance, substitute or replace the Initial Term Loans or to amend this Agreement to reduce the All-In-Yield of any Initial Term Loans, (a) the voluntary or mandatory prepayment, refinancing, substitution or replacement of all or a portion of the Initial Term Loans with the net cash proceeds of issuances, offerings or placements or debt obligations or refinancing by the Borrower or any of its Restricted Subsidiaries having an All-In-Yield at the time of incurrence thereof that is less than the All-In-Yield of such Initial Term Loans at the time of such incurrence or (b) any amendment to this Agreement that, directly or indirectly, reduces the All-In-Yield of such Initial Term Loans (or any Lender must assign its Loans under the Term Loans as a result of its failure to consent to any such amendment). No “Repricing Transaction” shall be deemed to occur in connection with any Change of Control.

“Required Mortgages” as defined in Section 5.11(f).

“Required Percentage” means, with respect to any Excess Cash Flow Period, 50.0%; provided that (a) if the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the applicable Excess Cash Flow Period is less than or equal to 5.00:1.00 but greater than 4.25:1.00, such percentage shall be 25.0%, and (b) if the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the applicable Excess Cash Flow Period is less than or equal to 4.25:1.00, such percentage shall be 0%.

“Requisite Class Lenders” means, as of any date of determination, with respect to one or more Classes, Lenders having more than 50% of the sum of (a) the Outstanding Amount under such Class or Classes (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations under such Class or Classes being deemed “held” by such Lender for purposes of this definition) and (b) the aggregate unused Commitments under such Class or Classes. The Outstanding Amount and Commitments of any Defaulting Lender shall be disregarded in determining Requisite Class Lenders at any time.

“Requisite Lenders” means one or more Lenders having or holding Initial Term Loan Exposure and/or Revolving Exposure and representing more than 50% of the sum of the aggregate Voting Power Determinants of all Lenders. The Initial Term Loan Exposure and/or Revolving Exposure, as applicable, of any Defaulting Lender shall be disregarded in determining Requisite Lenders at any time.

“Reset Date” as defined in Section 1.5.

“Responsible Officer” of any Person means the chief executive officer, the president, any vice president, the chief operating officer or any Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Closing Date (but subject to the express requirements set forth in Section 3), shall include any company secretary or assistant company secretary of a Credit Party.

“Restricted Payment” means (a) any dividend or other distribution on account of any class of Equity Interests of the Borrower now or hereafter outstanding, except a dividend payable solely in shares of Equity Interests, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Equity Interests of the Borrower now or hereafter outstanding; and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Equity Interests of the Borrower now or hereafter outstanding.

“Restricted Subsidiary” means any subsidiary other than an Unrestricted Subsidiary.

“Retained Excess Cash Flow Amount” means, at any date of determination, an amount equal to
(a)the sum of the amounts of Excess Cash Flow for all Excess Cash Flow Periods ending on or prior to the date of determination, minus (b) the sum at the time of determination of the aggregate amount of prepayments required to be made pursuant to Section 2.12(b) through the date of determination (if such prepayments are accepted by the Lenders) calculated without regard to any reduction in such sum that resulted from voluntary prepayments of the Term Loans or Revolving Loans referred to in Section 2.12(b) (provided that, in the case of any Excess Cash Flow Period in respect of which the amount of Excess Cash Flow shall have been calculated as contemplated by Section 2.12(b) but the prepayment required pursuant to Section 2.12(b) is not yet due and payable in accordance with the provisions of Section 2.12(b) as of the date of determination, the amount of prepayments that will be so required to be made in respect of such Excess Cash Flow shall be deemed to be made for purposes of this paragraph).

“Revolver Extension Request” as defined in Section 2.22(b). “Revolver Extension Series” as defined in Section 2.22(b).

“Revolving Commitment” means the commitment of a Lender to make or otherwise fund any Revolving Loan and to acquire participations in Letters of Credit and Swing Line Loans hereunder and “Revolving Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Revolving Commitment, if any, is set forth on Appendix A-2 or in the applicable Assignment Agreement, Joinder Agreement, Incremental Amendment, Refinancing Amendment or Extension as applicable, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Revolving Commitments as of the Closing Date is $200,000,000.

“Revolving Commitment Period” means the period from the Closing Date to but excluding the Revolving Commitment Termination Date.

“Revolving Commitment Termination Date” means, with respect to any Class of Revolving Commitments, the earliest to occur of (a)(i) in the case of the Revolving Commitments in respect of the Initial Revolving Commitments, the fifth anniversary of the Closing Date, (ii) in the case of any Extended Revolving Commitments, the date specified in the applicable Extension Amendment and (iii) in the case of any Refinancing Revolving Commitments, the date specified in the relevant Refinancing Amendment,
(b)the date the Revolving Commitments of such Class are permanently reduced to zero pursuant to Section 2.11(c), and (c) the date of the termination of the Revolving Commitments pursuant to Section 8.1.

“Revolving Exposure” means, with respect to any Lender as of any date of determination, (i) prior to the termination of the Revolving Commitments, that Lender’s Revolving Commitment; and (ii) after the termination of the Revolving Commitments, the sum of (a) the aggregate outstanding principal amount of the Revolving Loans of that Lender, (b) in the case of any L/C Issuer, the aggregate L/C Obligations in respect of all Letters of Credit issued by that L/C Issuer (net of any participations by Lenders in such Letters of Credit), (c) the aggregate amount of all participations by that Lender in any outstanding Letters of Credit or any Unreimbursed Amount, (d) in the case of the Swing Line Lender, the aggregate outstanding principal amount of all Swing Line Loans (net of any participations therein by other Lenders), and (e) the aggregate amount of all participations therein by that Lender in any outstanding Swing Line Loans.

“Revolving Lender” means, at any time, a Lender that has a Revolving Commitment or a Revolving Loan at such time.

“Revolving Loan” means a Loan made by a Lender to a Borrower pursuant to Section 2.2(a), Section 2.20, Section 2.21 or Section 2.22 (and pursuant to Sections 2.3 and 2.23 as provided therein).

“Revolving Loan Note” means a promissory note in the form of Exhibit B-3, as it may be amended, restated, supplemented or otherwise modified from time to time.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement, direct or indirect, with any Person whereby the Borrower sells or transfers any property, real or personal, used or useful in the Borrower’s business, whether now owned or hereafter acquired, and thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Same Day Funds” means immediately available funds.

“Sanctioned Jurisdiction” means any of Iran, North Korea, Sudan, Syria or any other country or territory, in each case, to the extent that such country or territory itself is the subject (or becomes the subject) of Sanctions.

“Sanctions” as defined in the definition of “Prohibited Person.”

“Screen Rate” means the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other Person which takes over the administration of that rate) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period of any Loans denominated in Pounds Sterling, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, for the relevant Interest Period displayed on page LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate); provided that if such Reuters page or service ceases to be available, on the appropriate page of such other information service which publishes that rate from time to time. If such page ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.

“SEC” as defined in the definition of Consolidated Adjusted EBITDA.

“Secured Cash Management Agreement” means a Cash Management Agreement entered into with a Lender Counterparty.

“Secured Hedge Agreement” means a Hedge Agreement of the Borrower or any of the Restricted Subsidiaries entered into with a Lender Counterparty.

“Secured Parties” means the Agents, the L/C Issuers, the Swing Line Lender, the Lenders and the Lender Counterparties and shall include, without limitation, all former Agents, L/C Issuers, Swing Line Lenders, Lenders and Lender Counterparties to the extent that any Obligations owing to such Persons were incurred while such Persons were Agents, L/C Issuers, Swing Line Lenders, Lenders or Lender Counterparties and such Obligations have not been paid or satisfied in full.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Security Agreements” means, collectively, the Pledge and Security Agreement, the Luxembourg Pledge Agreements, the English Security Agreements, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Swedish Security Agreements and the Swiss Pledge and Security Agreements, and “Security Agreement” means each of them.

“Security Property” means (a) the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements expressed to be granted in favour of the Collateral Agent as trustee for the Secured Parties and all proceeds of the same; (b) all obligations expressed to be undertaken by a Credit Party to pay amounts in respect of any liabilities to the Collateral Agent as trustee for the Secured Parties and secured by the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements, together with all representations and warranties expressed to be given by a Credit Party in favour of the Collateral Agent as trustee for the Secured Parties; and (c) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Collateral Agent is required by the terms of the Security Agreements or this Agreement to hold as trustee on trust for the Secured Parties.

“SEDAR” as defined in Section 5.4(a).

“Sellers” has the meaning specified in the Acquisition Agreement.

“Senior Secured Net Leverage Ratio” means the ratio of (i) Consolidated Total Debt secured by a Lien on the assets of any Credit Party (net of unrestricted cash and Cash Equivalents of the Borrower or any Restricted Subsidiary in an aggregate amount not to exceed $150,000,000, except the proceeds of Indebtedness that is incurred for which the Senior Secured Net Leverage Ratio is to be calculated and the proceeds of other Indebtedness incurred substantially contemporaneously therewith) to (ii) Consolidated Adjusted EBITDA for the trailing four Fiscal Quarter period ending on the most recent Fiscal Quarter for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Solvency Certificate” means a Solvency Certificate of any Financial Officer of the Borrower substantially in the form of Exhibit G.

“Specified Equity Contribution” as defined in Section 8.2.

“Specified Event of Default” means any Event of Default under Section 8.1(b), Section 8.1(c), Section 8.1(g) or Section 8.1(h).

“Specified Investment” means an Investment permitted by Section 6.3(a), (h), (o), (u), (cc) (provided that such investment is to finance the purchase of assets by the Borrower or its Restricted Subsidiaries) or (dd), in each case, in the nature of an acquisition or an investment in a joint venture; provided that for purposes of calculating Excess Cash Flow with respect to Section 6.3(u), to the extent such Restricted Payments would be subtracted pursuant to clause (2)(h) of the definition of Excess Cash Flow.

“Specified Representations” means the representations and warranties set forth in Sections 4.1(a), (b) and (d), 4.2(a), 4.2(b)(A)(i) and (ii), 4.3, 4.10, 4.11, 4.17, 4.19, 4.22 and 4.23.

“Specified Transaction” means with respect to any period, any (i) Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a Person and involves the payment of consideration by the Borrower and its Restricted Subsidiaries in excess of $5,000,000, (ii) sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Borrower or any of its Restricted Subsidiaries in excess of $5,000,000 or involves the abandonment or discontinuation of operations with a value in excess of $5,000,000, (iii) incurrence, amendment, modification, repayment or refinancing of Indebtedness, (iv) Restricted Payment, (v) designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary, (vi) provision of Incremental Revolving Commitment increases or (vii) other event, in each case that by the terms of the Credit Documents requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Subsequent Transaction” as defined in Section 1.6.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding

“Subsidiary Redesignation” as defined in the definition of “Unrestricted Subsidiary.”
“Supplemental Agent” as defined in Section 9.1(c).

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swedish Companies Act” means the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)).

“Swedish Guarantor” means any Guarantor incorporated in Sweden.

“Swedish Security Agreements” means (i) the Swedish law share pledge agreement, substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, between Mercury Pharma Group Ltd (England and Wales) (Company No: 02330913) and the Collateral Agent (for itself and as agent for each of the Secured Parties) relating to the shares in Abcur AB (corporate identity no. 556701-3957) and (ii) any other agreement, instrument or document governed by Swedish law and delivered by or on behalf of any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to, or perfect in favor of, the Collateral Agent, for and on behalf of the Secured Parties, a Lien on any assets of that Credit Party as security for the Obligations.

“Swedish Transaction Security” means any Lien granted or created (or purported to be granted or created) under a Swedish Security Agreement.

“Swing Line Lender” means GS in its capacity as Swing Line Lender hereunder, together with its permitted successors and assigns in such capacity, and any Revolving Lender (including any Person who is a Revolving Lender as of the date such Person becomes a Swing Line Lender but subsequently, after agreeing to become a Swing Line Lender, ceases to be a Revolving Lender and is subject to Section 2.23(c)) which, at the request of the Borrower, and with the consent of the Administrative Agent (not to be unreasonably withheld), agrees in such Revolving Lender’s sole discretion to become a Swing Line Lender for the purposes of making such Swing Line Loan, together with its permitted successors and assigns in such capacity.

“Swing Line Loan” means a Loan made by Swing Line Lender to a Borrower pursuant to Section 2.23.

“Swing Line Sublimit” means the lesser of (a) $10,000,000 and (b) the aggregate unused amount of Revolving Commitments then in effect.
“Swiss Accessory Security Documents” as defined in Section 9.1(d).
“Swiss Guarantor” as defined in Section 7.16.

“Swiss Pledge and Security Agreements” means each of the Swiss-law governed (i) agreement on the pledge of all shares in Amdipharm AG between Amdipharm Holdings S.à r.l. (Luxembourg) as pledgor, the Collateral Agent and the Secured Parties, (ii) receivables assignment agreement regarding the assignment of receivables between Amdipharm AG, as assignor, and the Collateral Agent and the Secured Parties, and (iii) agreement on the pledge of bank accounts between Amdipharm AG, as pledgor, the Collateral Agent and the Secured Parties, substantially in the form circulated as a draft prior to the date of this Agreement or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer).

“Target” means Amdipharm Mercury Limited, a company incorporated in Jersey.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (together with interest, penalties and other additions thereto) of any nature and whatever called imposed, levied, collected, withheld or assessed by any Governmental Authority.

“Term Loan” means an Initial Term Loan, an Incremental Term Loan, a Refinancing Term Loan or Extended Term Loan as the context may require.

“Term Loan Commitment” means the Initial Dollar Term Loan Commitment, the Initial Pounds Sterling Term Loan Commitment, the Incremental Term Commitment or the Refinancing Term Commitment of a Lender, and “Term Loan Commitments” means such commitments of all Lenders.

“Term Loan Extension Request” as defined in Section 2.22(a).
“Term Loan Extension Series” as defined in Section 2.22(a).
“Term Loan Increase” as defined in Section 2.20(a).

“Term Loan Lender” means at any time, a Lender that has a Term Loan Commitment or holds a Term Loan, in each case, at such time.

“Test Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of the Borrower ending on or prior to such date for which financial statements have been or are required to be delivered pursuant to Section 5.4.

“Total Net Leverage Ratio” means the ratio of (i) Consolidated Total Debt (net of unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries in an aggregate amount not to exceed $150,000,000, except proceeds of Indebtedness that is incurred for which the Total Net Leverage Ratio is to be calculated and the proceeds of other Indebtedness incurred substantially contemporaneously therewith) to (ii) Consolidated Adjusted EBITDA for the trailing four Fiscal Quarter period ending on the most recent Fiscal Quarter for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Total Utilization of Revolving Commitments” means, as at any date of determination, the sum of (i) the aggregate principal amount of all outstanding Revolving Loans (other than Revolving Loans made for the purpose of repaying any Refunded Swing Line Loans or reimbursing any L/C Issuer for any amount drawn under any Letter of Credit, but not yet so applied), (ii) the aggregate principal amount of all outstanding Swing Line Loans and (iii) the aggregate L/C Obligations.

“Transaction Costs” as defined in the recitals hereto.

“Transactions” means, collectively, (a) the consummation of the transactions contemplated by the Acquisition Agreement, (b) the execution, delivery and performance by the Credit Parties of the Credit Documents and the borrowings contemplated hereby, (c) the Equity Offering, (d) the making of the Equity Bridge Loans, (e) the issuance and sale of the 9.50% Senior Notes and the performance of obligations contemplated by the 9.50% Senior Notes Indenture, (f) the making of the Extended Bridge Loans, (g) the Refinancing and (h) the payment of Transaction Costs.
“Trust Beneficiary” as defined in Section 1.12.
“TSD” as defined in Section 4.16.

“Type of Loan” means with respect to either Term Loans or Revolving Loans, a Base Rate Loan, a Eurocurrency Rate Loan, a Canadian Prime Rate Loan, a Bankers’ Acceptance Loan or a Designated Foreign Currency Alternate Rate Loan.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in any applicable jurisdiction.

“U.K. Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of England and Wales or any province or territory thereof.

“U.K. Market Disruption Event” means (a) at or about noon on the Interest Rate Determination Date for the relevant Interest Period, the Screen Rate or, as the case may be, the Interpolated Screen Rate is not available or (b) before close of business in London on the Interest Rate Determination Date for the relevant Interest Period, the Administrative Agent receives notifications from a Lender or Lenders (whose participations in a Eurocurrency Rate Loan denominated in Pounds Sterling exceed 75% of such Loan) that the cost to it of funding its participation in such Loan from whatever source it may reasonably select would be in excess of the applicable Adjusted LIBOR rate.

“Unreimbursed Amount” as defined in Section 2.3(d)(i). For the avoidance of doubt, any expense reimbursement under this Agreement shall not include Unreimbursed Amounts.

“Unrestricted Subsidiary” means (a) any subsidiary of the Borrower identified on Schedule 1.1(c), (b) any additional subsidiary of the Borrower that is designated by the Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided that the Borrower shall only be permitted to so designate a new Unrestricted Subsidiary so long as (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation and (iv) such subsidiary is not an Additional Borrower; provided further that such designation shall constitute an Investment by the Borrower therein at the date of designation in an amount equal to the portion of the fair market value of the net assets of such subsidiary attributable to the Borrower’s equity interest therein (and such designation shall only be permitted to the extent such Investment is permitted under Section 6.3), and (c) any subsidiary of an Unrestricted Subsidiary. The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by an Authorized Officer of the Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clause (i) and (iii) if immediately after giving effect to such designation the Borrower would be in Pro Forma Basis compliance with the Financial Performance Covenant (whether or not then in effect); provided, further, that no Credit Party may be designated as an Unrestricted Subsidiary (unless such Credit Party ceases to be a Credit Party in accordance with the terms hereof in connection with such designation).

“Unused Commitment Fee” as defined in Section 2.9.

“Upstream or Cross-Stream Secured Obligations” as defined in Section 7.16(a).

“Voting Power Determinants” means, collectively, Initial Term Loan Exposure and/or Revolving Exposure.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal (excluding nominal amortization), including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest 1/12) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.

1.2Accounting Terms. (a) Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS and all terms of an accounting or financial nature that are used in the computation of any covenant (including the computation of any financial covenant) set forth in any Credit Document shall be construed and interpreted in accordance with IFRS; provided that, in the event of any change in IFRS or the application thereof, or any conversion from IFRS to GAAP, in each case, from that applied in the preparation of the financial statements of the Sellers relating to the Target most recently delivered on or prior to the Closing Date that would affect the computation of any financial covenant, ratio, accounting definition or requirement set forth in this Agreement or any other Credit Document, if the Borrower or the Requisite Lenders shall so request, the Administrative Agent, the Requisite Lenders and the Borrower shall negotiate in good faith, each acting reasonably (and without the requirement of any fee), to amend such financial covenant, ratio, accounting definition or requirement to preserve the original intent thereof in light of such change in IFRS or the application thereof or conversion to GAAP; provided, further, that, until so amended as provided in the preceding proviso, (a) such financial covenant, ratio, accounting definition or requirement shall continue to be computed in accordance with IFRS or the application thereof without regard to such change or conversion therein, and (b) the Borrower shall furnish to the Administrative Agent and the Lenders the financial statements required under this Agreement, and a reconciliation between such financial statements and the calculations of such financial covenant, ratio, accounting definition or requirement made before and after giving effect to such change in IFRS or conversion to GAAP; provided that (i) no amendment fee shall be payable in connection therewith, (ii) any such amendments that relate to Section
6.10 shall be subject to the prior written consent of the Requisite Class Lenders with respect to Revolving Loans (such consent not to be unreasonably withheld or delayed) and not the Requisite Lenders and (iii) all amendments relating to the Total Net Leverage Ratio and Senior Secured Net Leverage Ratio (other than in connection with Section 6.10) shall be subject to the prior written consent of the Requisite Lenders (such consent not to be unreasonably withheld or delayed) and not the Requisite Class Lenders with respect to Revolving Loans. Notwithstanding any other provision contained herein, (x) each financial covenant, ratio, accounting definition or requirement used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under IFRS to value any Indebtedness or other liabilities of the Borrower or any subsidiary at “fair value,” as defined therein and (y) Capital Lease Obligations shall be excluded for purposes of (1) calculating Consolidated Interest Expense, Consolidated Total Debt and Indebtedness and (2) any restriction, basket, covenant or carve-out, in each case, to the extent such Capital Lease Obligations would have been characterized as operating leases in accordance with IFRS as of the Closing Date, shall instead be treated as operating leases.

1.3Interpretation, Etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease, charter (including related to corporate aircraft leases) and sub-license, as applicable. Unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person. Any definition of or reference to any Credit Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein).

1.4Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.5Currency Translation. For purposes of this Agreement and the other Credit Documents, where the permissibility of a transaction or determinations of required actions or circumstances depend upon compliance with, or are determined by reference to, amounts stated in Dollars, any requisite currency translation shall be based on the rate of exchange between the applicable currency and Dollars (as quoted by the Administrative Agent or if the Administrative Agent does not quote a rate of exchange on such currency, by a known dealer in such currency reasonably acceptable to the Borrower and the Administrative Agent) in effect on the Business Day immediately preceding the date of such transaction (except for such other time periods as provided for in Section 6.1) or determination and shall not be affected by subsequent fluctuations in exchange rates; provided that notwithstanding the foregoing, except as otherwise expressly set forth herein, all references herein and in the other Credit Documents to the amount of a Letter of Credit mean the Dollar Equivalent of such amount. “Dollar Equivalent” means, at any time, with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars, as determined by the Administrative Agent at the rate at which such currency may be exchanged into Dollars, as set forth at approximately 12:00 noon (New York time) on such day on the Reuters Fedspot page for such currency; provided that in the event that such rate does not appear on any Reuters page, the Dollar Equivalent shall be determined by the Administrative Agent to be the rate quoted by it at the spot rate purchased by it of Dollars through its principal foreign exchange trading office at approximately 12:00 noon on the date as of which the foreign exchange computation is made; provided, further, that if the Administrative Agent does not have, as of the relevant date of determination, a spot buying rate for any such currency, the Administrative Agent may obtain such spot rate from another major financial institution reasonably designated by the Administrative Agent.

On each Calculation Date, the Administrative Agent shall (a) determine the Exchange Rate as of such Calculation Date with respect to each Designated Foreign Currency and (b) give written notice thereof to the Borrower. The Exchange Rates so determined shall become effective on such Calculation Date (a “Reset Date”), shall remain effective until the next succeeding Reset Date, and shall for all purposes of this Agreement (other than any provision expressly requiring the use of a current Exchange Rate and except for purposes of financial statements delivered by the Credit Parties hereunder or calculating financial ratios hereunder) be the Exchange Rates employed in converting any amounts between Dollars and Designated Foreign Currencies.

1.6Elections. To the extent that any provision hereof requires (x) compliance with any financial ratio or test, including the Senior Secured Net Leverage Ratio and the Total Net Leverage Ratio,
(y) the absence of any Default or Event of Default (or any type of Default or Event of Default) (other than, for the avoidance of doubt, the absence of any Specified Events of Default to the extent such is required by Section 2.20(d)(i)(A)) or (z) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets as a condition to (1) the consummation of any transaction in connection with any Limited Condition Transaction or (2) the incurrence of any Indebtedness (and any Liens related thereto) incurred to finance, or in connection with, such Limited Condition Transaction, the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower: (A) in the case of any Limited Condition Transaction, either (I) at the time of the execution of the definitive agreement with respect to the relevant acquisition or investment (the Borrower’s election to exercise the option pursuant to this clause (A)(I) in connection with such Limited Condition Transaction, an “LCT Election”) or (II) at the time of the consummation of the relevant acquisition or investment, in either case after giving effect to the acquisition and any related Indebtedness and Liens on a Pro Forma Basis or (B) in the case of any Indebtedness (or any Liens related thereto) incurred to finance or in connection with such Limited Condition Transaction, either (I) at the time of entry into the commitment for such Indebtedness (provided that such election shall be required to have been made if the election under (A)(I) has been made) or (II) at the time of the incurrence of such Indebtedness or Liens (provided that such election shall be required to have been made if the election under (A)(II) has been made), in either case after giving effect to the relevant Indebtedness, Liens and any related acquisition on a Pro Forma Basis. For the avoidance of doubt, if the Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the date the definitive agreements for the Limited Condition Transaction are entered into (such date, the “LCT Test Date”) would have failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated Adjusted EBITDA or Consolidated Total Assets of the Borrower or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been complied with as a result of such fluctuations. If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any calculation of any ratio, test or basket availability with respect to the incurrence of Indebtedness or Liens, the making of Restricted Payments, the making of any Investment, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Borrower, the prepayment, redemption, purchase, defeasance or other satisfaction of Indebtedness, or the designation of an Unrestricted Subsidiary (each, a “Subsequent Transaction”) following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or irrevocable notice for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, for purposes of determining whether such Subsequent Transaction is permitted under this Agreement, any such ratio, test or basket shall be required to be satisfied (i) on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated and (ii) assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have not been consummated.

1.7Québec Matters. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property,” (b) “real property” or “real estate” shall include “immovable property,” (c) “tangible property” shall include “corporeal property,” (d) “intangible property” shall include “incorporeal property,” (e) “security interest,” “mortgage” and “lien” shall include a “hypothec,” “right of retention,” “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset,” “right of setoff” or similar expression shall include a “right of compensation,” (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary,” (k) “construction liens” shall include “legal hypothecs,”
(l) “joint and several” shall include “solidary,” (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault,” (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary,” (o) “easement” shall include “servitude,” (p) “priority” shall include “prior claim,” (q) “survey” shall include “certificate of location and plan,” (r) “state” shall include “province,” (s) “fee simple title” shall include “absolute ownership,” (t) “accounts” shall include “claims.” The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

1.8Luxembourg Terms. In this Agreement, where it relates to company incorporated under the laws of Luxembourg or a security governed by Luxembourg law, a reference to:a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(b)a receiver, administrative receiver, administrator, liquidator, compulsory manager or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur;

(c)a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect including any transfer of title by way of security;

(d)a guarantee means, so far as a guarantee is given by a Credit Party incorporated under the laws of Luxembourg under this Agreement, a first demand independent, autonomous and abstract guarantee, which does not, and is not intended to, constitute a suretyship (cautionnement) in the sense of articles 2011 et seq of the Luxembourg civil code; and

(e)a person being unable or admitting inability to pay its debts includes that person being in a state of cessation of payments (cessation de paiements).

1.9Dutch Terms. In this Agreement, where it relates to a Dutch Domiciled Credit Party, or Dutch security, a reference to:

(a)a necessary action to authorize where applicable, includes without limitation:

(i)any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii)obtaining an unconditional positive advice (advies) from the competent works council(s) if a positive advice is required pursuant to the Dutch Works Councils Act (Wet op de ondernemingsraden);

(b)	gross negligence means grove schuld;

(c)	negligence means schuld;

(d)a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(e)	willful misconduct means opzet;

(f)a winding-up, administration or dissolution (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(g)a moratorium includes surseance van betaling and a moratorium is declared or occurs includes surseance verleend;

(h)any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Dutch Tax Collection Act (Invorderingswet 1990);

(i)an administrative receiver or receiver includes a curator and a beoogd curator or stille bewindvoerder;

(j)	an administrator includes a bewindvoerder and a beoogd curator or stille bewindvoerder;

(k)	an attachment includes a beslag;

(l)	a merger includes a juridische fusie;

(m)	a demerger includes a juridische splitsing; and

(n)financial assistance means any action or contemplated action prohibited under section 2:98(c) of the Dutch Civil Code.

1.10Jersey Terms. In this Agreement, where it relates to a company incorporated under the laws of Jersey or a security governed by Jersey law, a reference to:

(a)a “winding up”, “administration” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991, and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;

(b)a “receiver”, “administrative receiver”, “administrator” or the like includes without limitation, the Viscount of the Royal Court of Jersey, Autorisés or any other person performing the same function of each of the foregoing; and

(c)“Security” or a “security interest” includes, without limitation, any hypothèque whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation.

1.11Swedish Terms. In this Agreement, unless the contrary intention appears, a reference to:a “composition”, “assignment” or “arrangement with any creditor” includes any write-down of debt (Ackord) following from any procedure of “företagsrekonstruktion” under the Swedish Act on Reconstruction (Lag om företagsrekonstruktion (1996:764)) or “konkurs” under the Swedish Bankruptcy Act (Konkurslag (1987:672));

(b)a “compulsory manager”, “receiver”, “liquidator” or “administrator” includes a “rekonstruktör” under the Swedish Act on Reconstruction, “konkursförvaltare” under the Swedish Bankruptcy Act, or “likvidator” under the Swedish Companies Act; and

(c)a “bankruptcy”, “winding-up” or “dissolution” includes a “likvidation” or “konkurs” under Chapter 25 of the Swedish Companies Act.

1.12Trust Provisions. If any party to this Agreement that is incorporated in Sweden (or any other jurisdiction which does not recognize the concept of a “trust”) (the “Obligated Party”) is required to hold an amount “in trust” or “as trustee” on behalf of another party (the “Trust Beneficiary”), the Obligated Party shall hold such amount as agent for the Beneficiary and shall promptly pay or transfer the same to the Trust Beneficiary or as the Trust Beneficiary may direct.

1.13Swiss Terms. In this Agreement, where it relates to a company incorporated in Switzerland, a reference to a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy proceedings (Konkurs), any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), any proceedings leading to an emergency moratorium (Notstundung), or any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub).

1.14Additional Borrowers.

(a)Notwithstanding anything in Section 10.8 to the contrary, following the Closing Date, the Borrower may request that one or more of its subsidiaries that is a wholly-owned Restricted Subsidiary be added as an additional borrower (the “Additional Borrower”) under the Revolving Loans by delivering to the Administrative Agent an Additional Borrower Agreement executed by such subsidiary and the Borrower. Such subsidiary shall for all purposes of this Agreement be a borrower hereunder no earlier than the latest of (i) ten (10) Business Days (or such shorter period as the Administrative Agent may in its discretion agree) after delivery of such Additional Borrower Agreement; (ii) ten (10) Business Days after receipt by the Lenders and the Administrative Agent of such documentation and other information reasonably requested by the Lenders or the Administrative Agent for purposes of complying with all necessary “know your customer” or other similar checks under all applicable laws and regulations provided that there has been no written objection submitted by any of the Lenders or the Administrative Agent within ten (10) Business Days of the date of receipt of such documentation and other information; and (iii) if the applicable Additional Borrower is organized or incorporated in or under the laws of, or for applicable Tax purposes is resident of or treated as engaged in a trade or business in, any jurisdiction other a jurisdiction in or under the laws of which at least one then-existing Borrower is organized or incorporated as of the date the Additional Borrower Agreement is delivered to the Administrative Agent, the date of the effectiveness of an amendment of this Agreement, which amendment must be as mutually agreed by the Administrative Agent, the Borrower, such Additional Borrower and each Lender (including, without limitation, Section 2.17 and the definition of Excluded Taxes” and whether a carve out for any “day one” Taxes is appropriate); provided that (x) each Additional Borrower shall also be a Guarantor, (y) neither the Administrative Agent nor any Lender shall be adversely affected by the addition of such Additional Borrower and (z) the jurisdiction of organization and the organizational form of Additional Borrower shall be acceptable to the Administrative Agent and each Revolving Lender. Any obligations in respect of borrowings by any Additional Borrower under this Agreement will constitute “Obligations” for all purposes of the Credit Documents. Promptly following receipt of any Additional Borrower Agreement the Administrative Agent shall send a copy thereof to each Lender.

(b)Each Additional Borrower hereby irrevocably appoints the Borrower as the borrowing agent and attorney-in-fact for the Additional Borrowers, which appointment shall remain in full force and effect unless and until the Administrative Agent shall have received prior written notice signed by all of the Additional Borrowers that such appointment has been revoked and that another Person has been appointed in such capacity. Each Additional Borrower hereby irrevocably appoints and authorizes the Borrower (or its successor) (i) to provide to the Administrative Agent and the Lenders and receive from the Administrative Agent and the Lenders all notices with respect to Loans obtained for the benefit of any Additional Borrower and all other notices and instructions under this Agreement and (ii) to take such action as the Borrower deems appropriate on its behalf to obtain Loans and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement.

(c)The Borrower may from time to time, upon not less than three Business Days’ notice from the Borrower to the Administrative Agent (or such shorter period as may be agreed by the Administrative Agent in its reasonable discretion), terminate an Additional Borrower’s status as such, provided that there are no outstanding Loans payable by such Additional Borrower, or other amounts payable by such Additional Borrower on account of any Loans made to it, as of the effective date of such termination. The Administrative Agent will promptly notify the Lenders of any such termination of an Additional Borrower’s status

SECTION 2.    LOANS AND LETTERS OF CREDIT

2.1Term Loans.

(a)Loan Commitments. Subject to the terms and conditions hereof, (x) each Lender with an Initial Dollar Term Loan Commitment severally agrees to make, on the Closing Date, a Dollar Term Loan to the Borrower in an amount equal to such Lender’s Initial Dollar Term Loan Commitment and (y) each Lender with an Initial Pounds Sterling Term Loan Commitment severally agrees to make, on the Closing Date, an Initial Pounds Sterling Term Loan to the Borrower in an amount equal to such Lender’s Initial Pounds Sterling Term Loan Commitment. The Borrower may make only one borrowing under the Initial Dollar Term Loan Commitment and only one borrowing under the Initial Pounds Sterling Term Loan Commitment, which, in each case, shall be on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. Subject to Sections 2.11(a) and 2.12, all amounts owed hereunder with respect to the Initial Term Loans shall be paid in full no later than the Maturity Date applicable to such Initial Term Loans. Each Lender’s Initial Term Loan Commitment shall terminate immediately and without further action on the Closing Date after giving effect to the funding of such Lender’s Initial Term Loan Commitment on such date.

(b)	Borrowing Mechanics for Term Loans.

(i)The Borrower shall deliver to the Administrative Agent a fully executed Funding Notice no later than (x) 12:00 noon (New York City time) one day prior to the Closing Date with respect to Base Rate Loans and (y) three days prior to the Closing Date with respect to Eurocurrency Rate Loans (or such shorter period as may be acceptable to Administrative Agent). Promptly upon receipt by the Administrative Agent of such Funding Notice, the Administrative Agent shall notify each Lender of the proposed borrowing.

(ii)Each Lender shall make (x) its Initial Dollar Term Loans available to the Administrative Agent not later than 9:00 a.m. (New York City time) on the Closing Date, by wire transfer of Same Day Funds in Dollars, and (y) its Initial Pounds Sterling Term Loans available to the Administrative Agent not later than 9:00 a.m. (New York City time) on the Closing Date, by wire transfer of Same Day Funds in Pounds Sterling, in each case, at the Principal Office designated by the Administrative Agent. Upon satisfaction or waiver of the conditions precedent specified herein, the Administrative Agent shall make the proceeds of (x) the Initial Dollar Term Loans available to the Borrower on the Closing Date by causing an amount of Same Day Funds in Dollars and (y) the Initial Pounds Sterling Term Loans available to the Borrower on the Closing Date by causing an amount of Same Day Funds in Pounds Sterling, in each case, equal to the proceeds of all such Loans received by the Administrative Agent from Lenders to be credited to the account of the Borrower at the Principal Office designated by the Administrative Agent or to such other account as may be designated in writing to Administrative Agent by the Borrower.

2.2	Revolving Loans.

(a)Revolving Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, each Lender severally agrees to make Revolving Loans in Dollars and each Designated Foreign Currency to the Borrower or, if applicable an Additional Borrower, in an aggregate amount up to but not exceeding such Lender’s Revolving Commitment; provided, that after giving effect to the making of any Revolving Loans in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.2(a) may be repaid and reborrowed during the Revolving Commitment Period. Each Lender’s Revolving Commitment shall expire on the Revolving Commitment Termination Date and all Revolving Loans and all other amounts owed hereunder with respect to the Revolving Loans and the Revolving Commitments shall be paid in full no later than such date.

(b)	Borrowing Mechanics for Revolving Loans.

(i)Revolving Loans shall be made in an aggregate minimum amount of the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount.

(ii)Whenever a Borrower desires that Lenders make Revolving Loans, such Borrower shall deliver to the Administrative Agent a fully executed and delivered Funding Notice no later than 11:00
a.m. (New York City time) (x) in the case of a borrowing denominated in Dollars, Canadian Dollars or Pounds Sterling (A) at least three Business Days in advance of the proposed Credit Date (which shall be a Business Day) in the case of a Eurocurrency Rate Loan or Bankers’ Acceptance Loan, (B) at least one Business Day in advance of the proposed Credit Date (which shall be a Business Day) in the case of a Revolving Loan that is a Base Rate Loan or Canadian Prime Rate Loan and (y) in the case of a Loan denominated in a Designated Foreign Currency other than Canadian Dollars or Pounds Sterling, not less than four (4) Business Days in advance of the proposed Credit Date (which shall be a Business Day), or, in each case, such later time as shall be acceptable to the Administrative Agent. Except as otherwise provided herein, a Funding Notice for a Revolving Loan that is a Eurocurrency Rate Loan shall be irrevocable on and after the related Interest Rate Determination Date, and the requesting Borrower shall be bound to make a borrowing in accordance therewith.

(iii)Notice of receipt of each Funding Notice in respect of Revolving Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the applicable interest rate, shall be provided by the Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided Administrative Agent shall have received such notice by 10:00 a.m. (New York City time)) not later than 3:00 p.m. (New York City time) on the same day as Administrative Agent’s receipt of such Funding Notice from the Borrower unless the date on which the Funding Notice is received is the Credit Date, in which case by 12:00 p.m. (New York City time); provided, however, that if, on the date the Funding Notice with respect to such Revolving Loans is given by such Borrower, there are L/C Borrowings or Swing Line Loans outstanding, then the proceeds of such Revolving Loan, first, shall be applicable to the payment in full of any such L/C Borrowing and Swing Line Loans and second, shall be made available to such Borrower.

(iv)Each Lender shall make the amount of its Revolving Loan available to Administrative Agent not later than 2:00 p.m. (New York City time) on the applicable Credit Date by wire transfer of Same Day Funds in Dollars or the applicable Designated Foreign Currency at the Principal Office of the Administrative Agent. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, the Administrative Agent shall make the proceeds of such Revolving Loans available to such Borrower on the applicable Credit Date by causing an amount of Same Day Funds in Dollars or the applicable Designated Foreign Currency equal to the proceeds of all such Revolving Loans received by the Administrative Agent from Lenders to be credited to the account of such Borrower at the Principal Office designated by the Administrative Agent or such other account as may be designated in writing to Administrative Agent by such Borrower.

2.3	Letters of Credit.

(a)The Letter of Credit Commitment.

(i)Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon, among other things, the agreements of the Borrower and the Lenders set forth in this Section 2.3, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars, Canadian Dollars, Euros, Pounds Sterling or Australian Dollars, subject, in each case, to the ability of such L/C Issuer to issue Letters of Credit in such currency, for the account of the Borrower or its subsidiaries (subject to the approval of the applicable subsidiary by the applicable L/C Issuer), and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or its subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (w) the Total Utilization of Revolving Commitments shall not exceed the Revolving Commitments then in effect, (x) the aggregate Outstanding Amount of the Revolving Loans of any Lender, plus such Lender’s Pro Rata Share of the Outstanding Amount of L/C Obligations, shall not exceed such Lender’s Revolving Commitment then in effect, (y) the Outstanding Amount of L/C Obligations with respect to Letters of Credit issued by any L/C Issuer shall not exceed such L/C Issuer’s Individual L/C Sub-Commitment and (z) the Outstanding Amount of L/C Obligations shall not exceed the Letter of Credit Sublimit. Each request by the Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. It is hereby acknowledged that each of the letters of credit described on Schedule 2.3(a) (the “Existing Letters of Credit”) shall constitute a “Letter of Credit” for all purposes of this Agreement and shall be deemed issued under this Agreement on the Closing Date.

(ii)	No L/C Issuer shall issue any Letter of Credit, if:

(A)subject to Section 2.3(b)(iii), the expiry date of the requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Requisite Lenders and such L/C Issuer have approved such expiry date; or

(B)the expiry date of the requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Lenders and the applicable L/C Issuer have approved such expiry date.

(iii)	No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing the Letter of Credit, or any law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or the Letter of Credit in particular or shall impose upon such L/C Issuer with respect to the Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such L/C Issuer in good faith deems material to it;

(B)the issuance of the Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit;

(C)such Letter of Credit is a commercial Letter of Credit (unless the applicable L/C Issuer consents to the issuance of a commercial Letter of Credit);

(D)except as otherwise agreed by the Administrative Agent and the applicable L/C Issuer, the Letter of Credit is in an initial stated amount less than $250,000;

(E)any Lender is at that time a Defaulting Lender, unless the applicable L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, satisfactory to such L/C Issuer (in its sole discretion) with the Borrower or such Lender to eliminate such L/C Issuer’s actual or potential Fronting Exposure (after giving effect to Section 2.18(a)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which such L/C Issuer has actual or potential Fronting Exposure, as it may elect in its sole discretion; or

(F)the Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

(iv)No L/C Issuer shall amend any Letter of Credit if such L/C Issuer would not be permitted at such time to issue the Letter of Credit in its amended form under the terms hereof.

(v)An L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of the Letter of Credit does not accept the proposed amendment to the Letter of Credit.

(vi)Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the L/C Issuers shall have all of the benefits and immunities (A) provided to the Administrative Agent in Section 9 with respect to any acts taken or omissions suffered by any L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Agent” as used in

Section 9 included such L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to each L/C Issuer.

(b)	Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application and Request for L/C Credit Extension substantially in the form of Exhibit A-3, appropriately completed and signed by an Authorized Officer of the Borrower. Such Letter of Credit Application and Request for L/C Credit Extension must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least five Business Days (or such later date and time as the Administrative Agent and the applicable L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof (including a final expiration date in the case of an Auto-Extension Letter of Credit); (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as the applicable L/C Issuer may require (which may include the form of the requested Letter of Credit). In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the applicable L/C Issuer may require. Additionally, the Borrower shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the applicable L/C Issuer or the Administrative Agent may require.

(ii)Unless the applicable L/C Issuer has received written notice from the Administrative Agent (or any Lender or Credit Party through the Administrative Agent), at least one (1) Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Section 3 shall not then be satisfied, then, subject to the terms and conditions hereof, the applicable L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower (or the applicable subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with such L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to agree, and hereby absolutely, irrevocably and unconditionally agree to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Pro Rata Share times the amount of such Letter of Credit.

(iii)If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit such L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (which shall be a Business Day) (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Once an Au-to-Extension

Letter of Credit has been issued, unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the applicable L/C Issuer shall not permit any such extension if (A) such L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.3(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Requisite Lenders have elected not to permit such extension or (2) from the Administrative Agent (or any Lender or Credit Party through the Administrative Agent) or the Borrower that one or more of the applicable conditions specified in Section 3.2 is not then satisfied (or a Default or Event of Default has occurred and is continuing), and in each such case directing such L/C Issuer not to permit such extension.

(iv)If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an “Auto-Reinstatement Letter of Credit”). Once an Auto-Reinstatement Letter of Credit has been issued, unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer to permit such reinstatement. Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit. Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits such L/C Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the “Non-Reinstatement Deadline”), such L/C Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Reinstatement Deadline (A) from the Administrative Agent that the Requisite Lenders have elected not to permit such reinstatement or (B) from the Administrative Agent, any Lender or the Borrower that one or more of the applicable conditions specified in Section 3.2 is not then satisfied (or a Default or Event of Default has occurred and is continuing) (treating such reinstatement as an L/C Credit Extension for purposes of this clause) and, in each case, directing such L/C Issuer not to permit such reinstatement.

(v)Promptly after the delivery by the applicable L/C Issuer of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the Administrative Agent will deliver to the Borrower a true and complete copy of such Letter of Credit or amendment.

(vi)Anything herein to the contrary notwithstanding, in the event of any conflict between the terms of any Letter of Credit Application and those of this Agreement, the terms of this Agreement shall be controlling.

(c)Provisions Related to Extended Revolving Commitments. If the Letter of Credit Expiration Date in respect of any Class of Revolving Commitments occurs prior to the expiry date of any Letter of Credit, then (i) if consented to by such L/C Issuer which issued such Letter of Credit, if one or more other Classes of Revolving Commitments under which Letters of Credit are issued in respect of which the Letter of Credit Expiration Date shall not have occurred are then in effect, such Letters of Credit for which consent of the respective L/C Issuer has been obtained shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Lenders to purchase participations therein and to make Revolving Loans and payments in respect thereof pursuant to Sections 2.3(d) and (e)) under (and ratably participated in by Revolving Lenders pursuant to) the Revolving Commitments in respect of such non-terminating Classes up to an aggregate amount not to exceed the aggregate principal amount of the unutilized Revolving Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and (ii) to the extent not reallocated pursuant to immediately preceding clause (i) and unless provisions reasonably satisfactory to the applicable L/C Issuer for the treatment of such Letter of Credit as a letter of credit under a successor credit facility have been agreed upon, the Borrower shall, on or prior to the applicable Maturity Date, cause all such Letters of Credit to be replaced and returned to the applicable L/C Issuer undrawn and marked “cancelled” or to the extent that the Borrower is unable to so replace and return any Letter(s) of Credit, such Letter(s) of Credit shall be secured by a “back to back” letter of credit reasonably satisfactory to the applicable L/C Issuer or the Borrower shall provide Cash Collateral for any such Letter of Credit. Commencing with the Maturity Date of any Class of Revolving Commitments, the sublimit for Letters of Credit shall be agreed solely with such L/C Issuer; provided that, at the request of the Borrower, the Letter of Credit Sublimit immediately following such Maturity Date shall be no less than the Letter of Credit Sublimit immediately prior to such Maturity Date multiplied by a fraction, the numerator of which is the aggregate amount of the Revolving Commitments immediately following such Maturity Date and the denominator of which is the aggregate amount of the Revolving Commitments immediately prior to such Maturity Date.

(d)	Drawings and Reimbursements; Funding of Participations.

(i)Upon receipt by the applicable L/C Issuer from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the Administrative Agent shall notify the Borrower thereof. Not later than 11:00 a.m. (New York City time) on the date of any payment by the applicable L/C Issuer, in accordance with normal banking procedures in the place of payment (each such date, an “Honor Date”), the Borrower shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing in Dollars, Canadian Dollars, Pounds Sterling or Euros, as applicable, or, with respect to a Letter of Credit denominated in Australian Dollars, the Dollar Equivalent. If the Borrower fails to so reimburse such L/C Issuer by such time, the Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Lender’s Pro Rata Share thereof. In such event, the Borrower shall be deemed to have requested a Revolving Loan that is a Base Rate Loan (if denominated in Dollars or Australian Dollars), a Eurocurrency Rate Loan (if denominated in Pounds Sterling or Euros) or Canadian Prime Rate Loan (if denominated in Canadian Dollars) to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.2 for the principal amount of Base Rate Loans, Eurocurrency Rate Loans or Canadian Prime Rate Loans, but subject to the amount of the unutilized portion of the Revolving Commitments and the conditions set forth in Section 3.2 (other than the delivery of a Funding Notice). Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.3(d)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)Each Lender shall upon any notice pursuant to Section 2.3(d)(i) make funds available (and the Administrative Agent may apply Cash Collateral provided for this purpose) for the account of the applicable L/C Issuer, in Dollars, Canadian Dollars, Pounds Sterling or Euros, as applicable, at the Principal Office designated by such L/C Issuer in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative

Agent, whereupon, subject to the provisions of Section 2.3(d)(iv), each Lender that so makes funds available shall be deemed to have made a Revolving Loan that is a Base Rate Loan or Canadian Prime Rate Loan, as the case may be, to the Borrower in such amount. The Administrative Agent shall reasonably promptly remit the funds so received to the applicable L/C Issuer in Dollars, Canadian Dollars, Pounds Sterling or Euros, as applicable.

(iii)With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Loan that is a Base Rate Loan because the conditions set forth in Section 3.2 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Letter of Credit Fees Default Rate. In such event, each Lender’s payment to the Administrative Agent for the account of such L/C Issuer pursuant to Section 2.3(d)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.3.

(iv)Until each Lender funds its Revolving Loan or L/C Advance pursuant to this Section 2.3(d) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of such L/C Issuer.

(v)Each Lender’s obligation to make Revolving Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.3(d), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default or Event of Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Revolving Loans pursuant to this Section 2.3(d) is subject to the conditions set forth in Section 3.2 (other than delivery by the Borrower of a Funding Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the applicable L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)If any Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.3(d) by the time specified in Section 2.3(d)(ii), then, without limiting the other provisions of this Agreement, such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the L/C Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Loan included in the relevant Revolving Commitment or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the applicable L/C Issuer submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(e)	Repayment of Participations.

(i)At any time after the applicable L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.3(d), if the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Pro Rata Share thereof in the same funds as those received by the Administrative Agent.

(ii)If any payment received by the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.3(a)(i) is required to be returned under any of the circumstances described in Section 10 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the L/C Overnight Rate. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(f)Obligations Absolute. The obligation of the Borrower to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing (whether made to the Borrower or any of its subsidiaries) shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Credit Document;

(ii)the existence of any claim, counterclaim, setoff, defense or other right that the Borrower or any subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), any L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)any payment by the applicable L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the applicable L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver, curator or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower or any subsidiary.

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the applicable L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against such L/C Issuer and its correspondents unless such notice is given as aforesaid.

(g)Role of an L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Requisite Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and nonappealable judgment); or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.3(d); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against any L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by such L/C Issuer’s willful misconduct or gross negligence (as determined by a court of competent jurisdiction in a final and nonappealable judgment) or such L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of all the documents specified in such Letter of Credit strictly complying with the terms and conditions of such Letter of Credit. In furtherance and not in limitation of the foregoing, any L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(h)Applicability of ISP and UCP. Unless otherwise expressly agreed by the applicable L/C Issuer and the Borrower when a Letter of Credit is issued or when it is amended with the consent of the beneficiary thereof, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(i)Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Lender in accordance with its Pro Rata Share, in Dollars, a Letter of Credit fee (the “Letter of Credit Fee”) (i) for each commercial Letter of Credit equal to an amount per annum to be agreed at the time of issuance times the daily amount available to be drawn under such Letter of Credit, and (ii) for each standby Letter of Credit equal to the Applicable Margin times the daily amount available to be drawn under such Letter of Credit; provided, however, any Letter of Credit Fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the applicable L/C Issuer pursuant to Section 2.19 shall be payable, to the maximum extent permitted by applicable law, to the other Lenders in accordance with the upward adjustments in their respective Pro Rata Share allocable to such Letter of Credit pursuant to

Section 2.19(a)(iv), with the balance of such fee, if any, payable to such L/C Issuer for its own account. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.4. Letter of Credit Fees shall be
(i) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Margin during any quarter, the daily amount available to be drawn under each standby Letter of Credit shall be computed and multiplied by the Applicable Margin separately for each period during such quarter that such Applicable Margin was in effect.

(j)Fronting Fee and Documentary and Processing Charges Payable to applicable L/C Issuer. The Borrower shall pay directly to the applicable L/C Issuer for its own account, in Dollars, a fronting fee
(i) with respect to each commercial Letter of Credit, at the rate equal to an amount to be agreed at the time of issuance of each such commercial Letter of Credit, computed on the amount of such Letter of Credit, and payable upon the issuance thereof, (ii) with respect to any amendment of a commercial Letter of Credit increasing the amount of such Letter of Credit, at a rate separately agreed between the Borrower and the applicable L/C Issuer, computed on the amount of such increase, and payable upon the effectiveness of such amendment, and (iii) with respect to each standby Letter of Credit, at the rate per annum equal to 0.125% per annum, computed on the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable on the fifth Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.4. In addition, the Borrower shall pay directly to the applicable L/C Issuer for its own account, in Dollars, the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k)Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(l)Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a subsidiary, the Borrower shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such subsidiaries.

(m)Resignation as L/C Issuer. Any L/C Issuer may, upon 30 days’ notice to the Borrower and the Lenders resign as L/C Issuer. In the event of any such resignation as L/C Issuer the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of any L/C Issuer. If a Lender resigns as L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all Letters of Credit that it issued, including Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Revolving Loans that are Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.3(d)). Upon the appointment of a successor L/C Issuer, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer as the case may be, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the applicable L/C Issuer to effectively assume the obligations of such L/C Issuer with respect to such Letters of Credit.

2.4	Pro Rata Shares; Availability of Funds.

(a)Pro Rata Shares. All Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment or any Revolving Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

(b)Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Loan requested on such Credit Date, the Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such Credit Date and the Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to a Borrower a corresponding amount on such Credit Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by the Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. In the event that (i) Administrative Agent does not make available to the applicable Borrower a requested amount on the applicable Credit Date until such time as all applicable Lenders have made payment to Administrative Agent, (ii) any payment by or on behalf of a Lender hereunder is not made in Same Day Funds prior to the time period specified herein and (iii) such delay causes Administrative Agent’s failure to fund to such Borrower in accordance with its Funding Notice, such payment shall be deemed a non-conforming payment and such Lender shall not receive interest hereunder with respect to the requested amount of such Lender’s Loans for the period commencing with the time specified in this Agreement for receipt of payment by such Borrower through and including the time of such Borrower’s receipt of the requested amount. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify such Borrower and such Borrower shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate payable hereunder for Base Rate Loans for such Class of Loans. Nothing in this Section 2.4(b) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments and Revolving Commitments hereunder or to prejudice any rights that such Borrower may have against any Lender as a result of any default by such Lender hereunder.

2.5	Evidence of Debt; Register; Disqualified Persons; Lenders’ Books and Records; Notes.

(a)Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of the Borrowers to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof. In addition to the accounts and records referred to in subsection (b), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit. Any such recordation shall be conclusive and binding on such Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or such Borrower’s Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b)Register. The Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and the Revolving Commitments and Loans of each Lender from time to time (the “Register”). The Administrative Agent shall record, or shall cause to be recorded, in the Register the Revolving Commitments and the Loans in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Loans, and any such recordation shall be conclusive and binding on such Borrower and each Lender, absent manifest error; provided, that failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or such Borrower’s Obligations in respect of any Loan. Each Borrower hereby designates Administrative Agent to serve as the Borrowers’ non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section 2.5, and each Borrower hereby agrees that, to the extent Administrative Agent serves in such capacity, the Administrative Agent and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees.”

(c)Disqualified Persons. The list of Disqualified Persons will be available to the Lenders and the Agents upon request to the Administrative Agent. The parties to this Agreement hereby acknowledge and agree that the Administrative Agent shall not be deemed to be in default under this Agreement or to have any duty or responsibility or to incur any liabilities as a result of a breach of this Section 2.5(c), nor shall the Administrative Agent have any duty, responsibility or liability to monitor or enforce assignments, participations or other actions in respect of Disqualified Persons, or otherwise take (or omit to take) any action with respect thereto. The parties to this Agreement further acknowledge and agree that, notwithstanding the right of the Borrower to supplement the list of Disqualified Persons pursuant to clause (b) of the definition thereof, in no event shall any such supplement apply retroactively to disqualify any Person or Persons that have previously acquired an assignment or participation interest under this Agreement that is otherwise permitted hereunder; provided that upon the effectiveness of any such supplement, any such Person or Persons shall not be permitted to acquire additional Loans or Commitments hereunder.

(d)Notes. If so requested by any Lender by written notice to the applicable Borrower (with a copy to Administrative Agent) at least three Business Days prior to the Closing Date, (or, if such notice is delivered after the Closing Date, promptly after receipt by such Borrower of such notice) such Borrower shall execute and deliver to such Lender (or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.4) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after such Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Initial Term Loan or Revolving Loan, as the case may be; provided that any excise, stamp or similar tax required to be paid by the Borrower or any other Credit Party pursuant to Rule 12B-4 of the Florida Administrative Code (or any successor or replacement provision thereto) as a result of the delivery of such Note shall be for the account of the Lender requesting such Note.

2.6	Interest on Loans.

(a)Except as otherwise set forth herein, each Class of Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof as follows:

(i)if a Base Rate Loan, at the Base Rate plus the Applicable Margin;

(ii)	if a Eurocurrency Rate Loan, at the Adjusted LIBOR plus the Applicable Margin;

(iii)if a Canadian Prime Rate Loan, at the Canadian Prime Rate plus the Applicable Margin;

(iv)	if a Bankers’ Acceptance Loan, at the BA Rate plus the Applicable Margin; or

(v)if a Designated Foreign Currency Alternate Rate Loan (other than a Loan denominated in Canadian Dollars or Pounds Sterling), at the Designated Foreign Currency Alternate Rate plus the Applicable Margin.

(b)The basis for determining the rate of interest with respect to any Loan, and the Interest Period with respect to any Eurocurrency Rate Loan, and BA Period with respect to any Bankers’ Acceptance Loan shall be selected by the applicable Borrower and notified to Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be.

(c)In connection with Eurocurrency Rate Loans, there shall be initially no more than six (6) Interest Periods plus three (3) Interest Periods in respect of each additional Class of Commitments but in any event no more than an aggregate of twelve (12) Interest Periods outstanding at any time. In connection with Bankers’ Acceptance Loans, there shall be no more than an aggregate of five (5) BA Periods outstanding at one time. With respect to the Initial Term Loans and Revolving Loans borrowed by a Borrower, in the event a Borrower fails to specify between a Base Rate Loan and a Eurocurrency Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Loan, (i) if outstanding as a Eurocurrency Rate Loan denominated in Dollars, will be automatically converted into a Base Rate Loan on the last day of the then-current Interest Period for such Loan, (ii) if outstanding as a Base Rate Loan, will remain as a Base Rate Loan, (iii) if denominated in Canadian Dollars, will be a Canadian Prime Rate Loan, (iv) if not then outstanding, will be made as a Base Rate Loan or (v) if denominated in Euros, Pounds Sterling or any other Designated Foreign Currency, a Eurocurrency Rate Loan with an Interest Period of one (1) month. In the event a Borrower fails to specify an Interest Period or BA Period for any Eurocurrency Rate Loan or Bankers’ Acceptance Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Borrower shall be deemed to have selected an Interest Period or BA Period, as applicable, of one month. As soon as practicable after 10:00 a.m. (New York City time) on each Interest Rate Determination Date, the Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurocurrency Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to such Borrower and each Lender.

(d)All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest computed by reference to the Base Rate at times when the Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day), (ii) interest computed by reference to the Canadian Prime Rate at times when the Canadian Prime Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day) and (iii) interest computed by reference to the BA Rate shall be computed on the basis of a year of 365 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Base Rate, Designated Foreign Currency Alternate Rate, Canadian

Prime Rate, Adjusted LIBOR or BA Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Term Loan, the last Interest Payment Date with respect to such Term Loan or, with respect to a Base Rate Loan being converted from a Eurocurrency Rate Loan, the date of conversion of such Eurocurrency Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurocurrency Rate Loan, the date of conversion of such Base Rate Loan to such Eurocurrency Rate Loan, as the case may be, shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(e)Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans; provided, however, with respect to any voluntary prepayment of a Base Rate Loan, accrued and unpaid interest shall instead be payable on the applicable Interest Payment Date.

(f)For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360day year (or any other period that is less than a calendar year), the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 (or such other period that is less than a calendar year), as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

2.7	Conversion/Continuation.

(a)Subject to Section 2.15 and so long as no Event of Default shall have occurred and then be continuing.

(i)The applicable Borrower shall have the option to convert at any time all or any part of any Revolving Loans or any Initial Term Loan, in each case, equal to or greater than
$1,000,000 from one Type of Loan to another Type of Loan; provided, a Eurocurrency Rate Loan or Bankers’ Acceptance Loan, as applicable, may only be converted on the expiration of the Interest Period or BA Period applicable thereto unless such Borrower shall pay all amounts due under Section 2.15 in connection with any such conversion; or

(ii)The applicable Borrower shall have the option upon the expiration of any Interest Period or BA Period applicable to any Eurocurrency Rate Loan or Bankers’ Acceptance Loan, to continue all or any portion of such Loan equal to or greater than $1,000,000 as a Eurocurrency Rate Loan or Bankers’ Acceptance Loan;

provided, that, in each case, no such continuation or conversion shall be made in a different currency than the subject Borrowing.

(b)Subject to Section 3.2(b), the applicable Borrower shall deliver a Conversion/Continuation Notice to Administrative Agent no later than 10:00 a.m. (New York City time) at least one (1) Business Day in advance of the proposed conversion date (in the case of a conversion to a Base

Rate Loan or Canadian Prime Rate Loan), at least three (3) Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurocurrency Rate Loan or Bankers’ Acceptance Loan) and in the case of an election to convert to or continue as a Eurocurrency Rate Loan in a Designated Foreign Currency, four (4) Business Days before the date of the proposed conversion or continuation. Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to (solely with respect to Initial Term Loans), or continuation of, any Eurocurrency Rate Loans shall be irrevocable on and after 9:00 a.m. (New York City time) on the related Interest Rate Determination Date and such Borrower shall be bound to effect a conversion or continuation in accordance therewith. If on any day a Loan is outstanding with respect to which a Funding Notice or Conversion/Continuation Notice has not been delivered to Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Loan shall be a Base Rate Loan or Canadian Prime Rate Loan, as applicable (or in the case of a Designated Foreign Alternate Currency Rate Loan, a Borrowing in the applicable currency bearing interest at the Designated Foreign Currency Alternate Rate).

2.8Default Interest. During the continuance of any Specified Event of Default, the Borrower shall pay interest on past due amounts owing by it hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable laws; provided that no interest at the Default Rate shall accrue or be payable to a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Accrued and unpaid interest on such amounts (including interest on past due interest) shall be due and payable upon demand.

2.9	Commitment Fees.

(a)The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender in accordance with its Pro Rata Share or other applicable share provided for under this Agreement, an unused commitment fee (the “Unused Commitment Fee”) equal to the Applicable Margin for Unused Commitment Fees times the actual daily amount by which the aggregate Revolving Commitments exceeds the sum of (A) the Outstanding Amount of Revolving Loans (for the avoidance of doubt, excluding Swing Line Loans) and (B) the Outstanding Amount of L/C Obligations; provided that any Unused Commitment Fee accrued with respect to any of the Revolving Commitments of a Defaulting Lender so long as such Lender shall be a Defaulting Lender during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Borrower so long as such Lender shall be a Defaulting Lender except to the extent that such commitment fee shall otherwise have been due and payable by the Borrower prior to such time; and provided, further, that no Unused Commitment Fee shall accrue on any of the Revolving Commitments of a Defaulting Lender. The Unused Commitment Fee on the Revolving Commitments shall accrue at all times from the Closing Date until the Maturity Date for the Revolving Loans, and shall be due and payable quarterly in arrears on the last Business Day of each of March, June, September and December, commencing with the last Business Day of the first full fiscal quarter after the Closing Date, and on the Maturity Date for the Revolving Loans. The Unused Commitment Fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Margin during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Margin separately for each period during such quarter that such Applicable Margin was in effect.

(b)Other Fees. The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the applicable Agent).

2.10	Scheduled Payments.

(a)Term Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Lenders of the applicable Class (A) on the last Business Day of each March, June, September and December (each such date, an “Amortization Payment Date”) commencing with the last Business Day of the first full fiscal quarter after the Closing Date, an aggregate amount equal to (i) for each Amortization Payment Date on or prior to December 31, 2016, 0.25% of the Amortizing Amount, (ii) for each such Amortization Payment Date subsequent to December 31, 2016 and on or prior to December 31, 2018, 0.625% of the Amortizing Amount and (iii) for each Amortization Payment Date subsequent to December 31, 2018 and thereafter, 1.25% of the Amortizing Amount (in each case, which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.11, 2.12 and 2.13, as applicable) and (B) on the Maturity Date for any Class of the Term Loans, the aggregate principal amount of all Term Loans of such Class outstanding on such date; provided that the amount of any such payment set forth above shall be adjusted to account for the addition of any Extended Term Loan or Incremental Term Loans to contemplate (A) the reduction in the aggregate principal amount of any Term Loans that were converted in connection with the incurrence of such Extended Term Loans, and (B) any increase to payments to the extent and as required pursuant to the terms of any applicable Incremental Amendment involving a Term Loan Increase to the Term Loans, a Refinancing Amendment to the amount of Term Loans or an Extension Amendment increasing the amount of Term Loans.

(b)Revolving Loans. The Borrowers shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders on the Maturity Date for the Revolving Loans the aggregate principal amount of all of its Revolving Loans outstanding on such date.

2.11	Voluntary Prepayments/Commitment Reductions; Call Protection.

(a)Voluntary Prepayments.

(i)Any time and from time to time, the Borrowers may prepay any Loans on any Business Day in whole or in part upon notice substantially in the form of Exhibit J delivered no later than 1:00 p.m. (New York City time) one Business Day prior to such date, with any partial prepayment being (x)(1) in the case of the Term Loans denominated in Dollars, in an aggregate minimum amount of $500,000 and integral multiples of $100,000 in excess of that amount and (2) in the case of Term Loans denominated in Pounds Sterling, in an aggregate minimum amount of £500,000 and integral multiples of £100,000 in excess of that amount, and (y) in the case of the Revolving Loans, in an aggregate minimum amount of the Prepayment Minimum and integral multiples of the Prepayment Multiple in excess of that amount.

(ii)	All such prepayments shall be made:

(1)upon not less than one (1) Business Day’s prior written or telephonic notice in the case of Base Rate Loans and Canadian Prime Rate Loans;

(2)upon not less than three (3) Business Days’ prior written or telephonic notice in the case of Eurocurrency Rate Loans; and

(3)upon not less than four (4) Business Days’ prior written or telephonic notice in the case of Designated Foreign Currency Alternate Rate Loans,

in each case given to Administrative Agent by 12:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed by delivery of written notice thereof to Administrative Agent,

(and the Administrative Agent will promptly transmit such original notice for Term Loans or Revolving Loans, as the case may be, by telefacsimile or telephone to each Lender). Upon the giving of any such notice, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein; provided, that such prepayment obligation may be conditioned on the occurrence of any subsequent event (including a Change of Control, refinancing transaction or Permitted Acquisition or other Investment). Voluntary prepayments of any Class of Term Loan permitted hereunder shall be applied to the remaining scheduled installments of principal thereof pursuant to Section 2.10 in a manner determined at the sole discretion of the Borrower and specified in the notice of prepayment, and on a pro rata basis among Classes of Term Loans. In the event that the Borrower does not specify the order in which to apply prepayments to reduce scheduled installments of principal or as between Classes of Term Loans, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal in direct order of maturity on a pro rata basis among Classes of Term Loan.

(b)Term Loan Call Protection. Notwithstanding the foregoing, in the event that, on or prior to the date which is twelve (12) months after the Closing Date, the Borrower (x) prepays, refinances, substitutes or replaces any Initial Term Loans pursuant to a Repricing Transaction, or (y) effects any amendment of this Agreement resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Term Loan Lenders, (I) in the case of clause (x), a prepayment premium of 1.00% of the aggregate principal amount of the Initial Term Loans so prepaid, refinanced, substituted or replaced and (II) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the applicable Initial Term Loans outstanding immediately prior to such amendment. Such amounts shall be due and payable on the date of effectiveness of such Repricing Transaction; provided that, for the avoidance of doubt, the Borrower shall not be subject to the requirements of this Section 2.11 with respect to any Repricing Transaction occurring after the twelve (12) month anniversary of the Closing Date.

(c)	Voluntary Commitment Reductions.

(i)The Borrowers may, upon not less than three Business Days’ prior written or telephonic notice promptly confirmed by delivery of written notice thereof to Administrative Agent (which original written notice Administrative Agent will promptly transmit by telefacsimile or telephone to each applicable Lender), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the Revolving Commitments in an amount up to the amount by which the Revolving Commitments exceed the Total Utilization of Revolving Commitments at the time of such proposed termination or reduction; provided, any such partial reduction of the Revolving Commitments shall be in an aggregate minimum amount of $500,000 and integral multiples of $100,000 in excess of that amount.

(ii)A Borrower’s notice to Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Revolving Commitments shall be effective on the date specified in such Borrower’s notice and shall reduce the Revolving Commitment of each Lender proportionately to its Pro Rata Share thereof; provided, that any such termination or reduction may be conditioned on the occurrence of any subsequent event (including a Change of Control, refinancing transaction, Permitted Acquisition or other Investment).

(iii)If, after giving effect to any reduction of the Revolving Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the amount of the Revolving Commitments, such sublimit shall be automatically reduced by the amount of such excess.

2.12	Mandatory Prepayments.

(a)Asset Sales; Casualty Events; Debt. The Borrower shall apply all Net Cash Proceeds to prepay Term Loans:

(i)within five (5) Business Days following actual receipt of the Net Cash Proceeds from an Asset Sale or the Net Cash Proceeds from a Casualty Event (unless the Borrower shall have delivered a Reinvestment Notice on or prior to such fifth Business Day); provided that notwithstanding the foregoing, (A) on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied to such prepayment (together with accrued interest thereon); (B) the Borrower shall only be required to make a mandatory prepayment with the Net Cash Proceeds of any Asset Sale or Casualty Event pursuant to this Section 2.12(a)(i) if the aggregate Net Cash Proceeds in any Fiscal Year in respect of all Asset Sales or all Casualty Events, respectively, exceeds $35,000,000; and
(C) to the extent such aggregate Net Cash Proceeds do not exceed $35,000,000 in any Fiscal Year, then the Borrower and its Restricted Subsidiaries shall be entitled to retain any such Net Cash Proceeds, with no prepayment obligation, and use such Net Cash Proceeds for any purposes not prohibited under this Agreement; and

(ii)within one (1) Business Day following receipt of Net Cash Proceeds from the incurrence, issuance or sale by the Borrower or any Restricted Subsidiary of any Indebtedness (other than Excluded Indebtedness);

provided, in the case of each of (i) and (ii) above, if at the time that any such prepayment would be required, the Borrower shall be required to, or to offer to, repurchase or redeem or repay or prepay any Refinancing Loans or any Indebtedness secured on a pari passu basis with or senior to the Obligations pursuant to the terms of the documentation governing such Indebtedness with the Net Cash Proceeds of such Asset Sale, Casualty Event or incurrence, issuance or sale of Indebtedness (such Indebtedness required to be offered to be so repurchased, “Other Applicable Indebtedness”), then the Borrower (or any Restricted Subsidiary) may apply such Net Cash Proceeds on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans (but not the Revolving Loans) and Other Applicable Indebtedness at such time); provided, that if no Term Loans subject to such mandatory prepayment requirement are outstanding or will be outstanding after the application of such prepayment, then the Borrower may apply all such Net Cash Proceeds after the repayment of such Term Loans to repay the Other Applicable Indebtedness; provided, further, that the portion of such Net Cash Proceeds allocated to the Other Applicable Indebtedness shall not exceed the amount of such Net Cash Proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such Net Cash Proceeds shall be allocated to the Term Loans (in accordance with the terms hereof); provided, further, that to the extent the holders of Other Applicable Indebtedness decline to have such Indebtedness repurchased or repaid with such Net Cash Proceeds, the declined amount of such Net Cash Proceeds shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the Term Loans in accordance with the terms hereof (to the extent such Net Cash Proceeds would otherwise have been required to be so applied if such Other Applicable Indebtedness was not then outstanding).

(b)Excess Cash Flow. Commencing with respect to the Fiscal Year ending December 31, 2016, not later than ten (10) Business Days after the earlier of the date on which the Borrower is required to deliver financial statements with respect to the end of such Excess Cash Flow Period under Section 5.4(a) and the date on which the Borrower actually delivers the financial statements required under Section 5.4(a) for such Excess Cash Flow Period, the Borrower shall calculate Excess Cash Flow for the relevant Excess Cash Flow Period (the “Excess Cash Flow Calculation Date”) and the Borrower shall prepay the Term Loans in an amount equal to (i) the Required Percentage times the amount of such Excess Cash Flow, minus (ii) the amount of any voluntary prepayments of principal during such Excess Cash Flow Period or on or prior to the Excess Cash Flow Calculation Date (to the extent not financed with (A) the proceeds of the incurrence of Indebtedness having a maturity of more than twelve (12) months from the date of incurrence thereof or (B) the proceeds of Refinancing Loans or the proceeds of Refinancing Equivalent Debt, in each case, not previously deducted pursuant to this clause (ii) in any prior period, (w) ofTerm Loans (provided, that with respect to any prepayment of Term Loans below the par value thereof, the aggregate amount of such prepayment for purposes of this clause shall be the amount of the Borrower’s cash payment in respect of such prepayment), (x) Revolving Loans or Incremental Revolving Loans (in each case, to the extent commitments in respect thereof are permanently reduced by the amount of such prepayments), (y) Refinancing Loans, Incremental Loans, Incremental Equivalent Debt and any other Indebtedness permitted under Section 6.1 that in each case is secured by the Collateral on a pari passu basis with the Obligations and (z) any Refinancing Indebtedness in respect of any of the foregoing that is secured by the same collateral, and with the same priority, as the Indebtedness being refinanced, in each case, permitted hereunder.

(c)[Reserved].

(d)Exceeding Revolving Commitments. (i) If for any reason (other than with respect to any Currency Excess Amount) the aggregate Outstanding Amount of Revolving Loans, Swing Line Loans and L/C Obligations at any time exceeds the aggregate Revolving Commitments then in effect, the Borrowers shall promptly (but in any event, within one Business Day) prepay Revolving Loans and all Unreimbursed Amounts, ratably, Swing Line Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess; provided that the Borrowers shall not be required to Cash Collateralize any other L/C Obligations pursuant to this Section 2.12(d). If any such excess amount resulting from fluctuations in Exchange Rates on a Calculation Date (any such excess being referred to in this Section 2.12(d) as a “Currency Excess Amount”) with respect to any Revolving Lender is equal to or greater than 2% of the Revolving Commitment of such Revolving Lender, then the repayment of the Currency Excess Amount to such Revolving Lender shall be made by the Borrowers within one Business Day after the Administrative Agent requests such repayment. To the extent the Currency Excess Amount of any Revolving Lender is less than 2%, any such Revolving Lender may request that its then existing Currency Excess Amount (the “Specified Excess”) be paid on the next Interest Payment Date to the extent of the lesser of such Specified Excess and the Currency Excess Amount as determined on the second Business Day prior to such Interest Payment Date; provided that the Borrowers shall only be obligated to pay such amounts to a Revolving Lender that has made such request by delivery of written notice to the Borrowers and the Administrative Agent on or prior to such second Business Day prior to such Interest Payment Date. The Administrative Agent shall request repayment of any Currency Excess Amount forthwith upon request therefor by any Revolving Lender, but the Administrative Agent is not otherwise required to monitor Currency Excess Amount levels or to request repayment thereof.

(e)Declining Lender. Notwithstanding anything in this Section 2.12 to the contrary, any Lender may elect, by notice to the Administrative Agent by telephone (confirmed by hand delivery, facsimile transmission or PDF attachment to an e-mail) at least one Business Day prior to the required prepayment date, to decline all or any portion of any mandatory prepayment of its Loans pursuant to this Section 2.12, in which case the aggregate amount of the mandatory prepayment that would have been applied to prepay Loans but was so declined shall be applied as required under the terms of any permitted Indebtedness of the Borrower or its Restricted Subsidiaries and may otherwise be retained by the Borrower and shall increase the Cumulative Credit.

(f)	[Reserved].

(g)Other Foreign Entities. Notwithstanding the foregoing, to the extent that any Net Cash Proceeds in respect of any Asset Sale or Casualty Event or any Excess Cash Flow attributable to a Foreign Subsidiary that is required to be applied to prepay the Term Loans pursuant to Sections 2.12(a)(i) or (b), (i) would be prohibited or restricted under applicable local law (including, without limitation, as a result of laws or regulations relating to financial assistance, corporate benefit, restrictions on upstreaming of cash intragroup and fiduciary and statutory duties of directors of relevant subsidiaries) (provided that the Borrower and its Restricted Subsidiaries shall take all commercially reasonable actions available under local law to permit such repatriation) or (ii) would result in material adverse tax consequences as determined in good faith by the Borrower (which shall be conclusively evidenced by a certificate of the Borrower) in consultation with the Administrative Agent (including, without limitation, as a result of any withholding tax), then in each case, the Borrower shall not be required to prepay such amounts (the “Excluded Amounts”) as required under Sections 2.12(a)(i) or (b) (any such limitation, a “Repatriation Limitation”). The non-application of the Excluded Amounts as a consequence of any Repatriation Limitation will not constitute an Event of Default hereunder. For purposes of the foregoing, Excess Cash Flow shall be allocated among Restricted Subsidiaries in various jurisdictions determined by the Borrower and the Excluded Amounts shall be available for working capital or other purposes of the Borrower, the Foreign Subsidiary or any Restricted Subsidiary. Excluded Amounts shall not be deemed to be Net Cash Proceeds or Excess Cash Flow, regardless of whether the Repatriation Limitation ceases to apply after such initial determination.

(h)Order of Payments. Except as may be otherwise set forth with respect to Loans incurred in connection with any Refinancing Amendment, Term Loan Extension Request, or any Incremental Amendment, (i) each prepayment of Term Loans pursuant to this Section 2.12 shall be applied ratably to each Class of Term Loans then outstanding, except that the Borrower may direct that any proceeds of Refinancing Term Loans, Refinancing Revolving Loans or Refinancing Equivalent Debt shall be applied to the Class or Classes of Term Loans being refinanced as selected by the Borrower (provided that any Class of Incremental Term Loans, Refinancing Term Loans or Extended Term Loans may specify that one or more other Classes of Term Loans may be prepaid prior to such Class of Incremental Term Loans, Refinancing Term Loans or Extended Term Loans); (ii) with respect to each Class of Term Loans, each prepayment pursuant to clauses (a) and (b) of this Section 2.12 shall be applied in direct order of maturity for the 24 months following the prepayment event and thereafter, ratably to remaining installments of Term Loans and (iii) each such prepayment shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares of such prepayment.

(i)Break-Funding Savings Clause. Notwithstanding any of the other provisions of this Section 2.12, so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Rate Loans is required to be made under this Section 2.12, prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.12 in respect of any such Eurocurrency Rate Loan prior to the last day of the Interest Period therefor, the applicable Borrower may, in its sole discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made thereunder together with accrued interest to the last day of such Interest Period into a Cash Collateral Account until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from such Borrower or any other Credit Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.12. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from such Borrower or any other Credit Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of Section 8.1. Such deposit shall be deemed to be a prepayment of such Loans by such Borrower for all purposes under this Agreement.

(j)Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to Sections 2.12(a) and (b), the applicable Borrower shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable Net Cash Proceeds or Excess Cash Flow, as the case may be. In the event that such Borrower shall subsequently determine that the actual amount of Net Cash Proceeds received exceeded the amount set forth in such certificate, the such Borrower shall promptly make an additional prepayment of the Loans in an amount equal to such excess in accordance with Section 2.12(a), and such Borrower shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

2.13	General Provisions Regarding Payments.

(a)All payments by a Borrower of principal, interest, fees and other Obligations shall be made in the currency specified therefor, and if not so specified, in Dollars in Same Day Funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than, 12:00 p.m. (New York City time) on the date due at the Principal Office of the Administrative Agent for the account of Lenders; for purposes of computing interest and fees, funds received by the Administrative Agent after that time on such due date shall be deemed to have been paid by such Borrower on the next succeeding Business Day.

(b)All payments in respect of the principal amount of any Loan (other than voluntary prepayments of Revolving Loans) shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest then due and payable before application to principal.

(c)Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by the Administrative Agent.

(d)Notwithstanding the foregoing provisions hereof, if any Conversion/Continuation Notice is withdrawn as to any Lender requesting compensation pursuant to Section 2.16(b), the Administrative Agent shall give effect thereto in apportioning payments received thereafter.

(e)Subject to the provisos set forth in the definition of “Interest Period” as they may apply to Revolving Loans, whenever any payment to be made hereunder with respect to any Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and, with respect to Revolving Loans only, such extension of time shall be included in the computation of the payment of interest hereunder or of the Revolving Commitment fees hereunder.

(f)Administrative Agent shall deem any payment by or on behalf of a Borrower hereunder that is not made in Same Day Funds prior to 12:00 p.m. (New York City time) for any payments in Dollars to be a non-conforming payment. Any such payment shall not be deemed to have been received by the Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. The Administrative Agent shall give prompt telephonic notice to the applicable Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a nonconforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.6 from the date such amount was due and payable until the date such amount is paid in full.

(g)If an Event of Default shall have occurred and not otherwise been waived, and the maturity of the Obligations shall have been accelerated pursuant to Section 8.1 or pursuant to any sale of, any collection from, or other realization upon all or any part of the Collateral, all payments or proceeds received by the Administrative Agent or Collateral Agent in respect of any of the Obligations, shall be applied in accordance with the application arrangements described in Section 4.02 of the Pledge and Security Agreement.

2.14Ratable Sharing. Lenders hereby agree among themselves that, except as otherwise expressly provided in this Agreement or the Collateral Documents with respect to amounts realized from the exercise of rights with respect to Liens on the Collateral, if any of them shall, whether by voluntary or mandatory payment (other than a voluntary or mandatory prepayment of Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of Letters of Credit, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of the Borrowers or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. The Borrowers expressly consent to the foregoing arrangement and agree that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, set-off or counterclaim with respect to any and all monies owing by the Borrowers to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder. The provisions of this Section 2.14 shall not be construed to apply to (a) any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (b) any payment obtained by any Lender as consideration for the assignment or sale of a participation in any of its Loans or other Obligations owed to it.

2.15	Making or Maintaining Eurocurrency Rate Loans.

(a)Inability to Determine Applicable Interest Rate.

(I)If prior to the commencement of any Interest Period for a Eurocurrency Rate Loan denominated in a currency other than Pounds Sterling or a Bankers’ Acceptance Loan:

(i)the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBOR or BA Rate for such Interest Period or BA Period; or

(ii)the Administrative Agent is advised by the Requisite Lenders that the Adjusted LIBOR or the BA Rate, as applicable, for such Interest Period or BA Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans included for such Interest Period or BA Period (each of clause (a) and (b), a “Market Disruption Event”);

then the Administrative Agent shall give notice thereof to the applicable Borrower and the applicable Lenders by telephone, facsimile transmission or PDF attachment to an e-mail as promptly as practicable thereafter and, until the Administrative Agent notifies such Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Funding Notice that requests the conversion of any applicable Loan to, or continuation of any such Loan as, a Eurocurrency Rate Loan or Bankers’ Acceptance Loan may be revoked by such Borrower or, failing revocation, shall be ineffective and such Eurocurrency Rate Loan or Bankers’ Acceptance Loan shall be converted to (x) in the case of any Dollar-denominated Borrowing, a Base Rate Loan in Dollars, (y) in the case of Canadian Dollar-denominated Borrowing, a Canadian Prime Rate Loan in Canadian Dollars, or (z) in the case of a Borrowing denominated in a Designated Foreign Currency other than Canadian Dollars or Pounds Sterling, a Borrowing in the applicable currency bearing interest at the Designated Foreign Currency Alternate Rate, in each case on the last day of the Interest Period or BA Period applicable thereto. During any period in which a Market Disruption Event is in effect, such Borrower may request that the Administrative Agent or the Requisite Lenders, as applicable, to confirm that the circumstances giving rise to the Market Disruption Event continue to be in effect; provided that (A) such Borrower shall not be permitted to submit any such request more than once in any 30-day period and (B) nothing contained in this Section 2.15 or the failure to provide confirmation of the continued effectiveness of such Market Disruption Event shall in any way affect the Administrative Agent’s or Requisite Lenders’ right to provide any additional notices of a Market Disruption Event as provided in this Section 2.15. If the Administrative Agent or Requisite Lenders, as applicable, have not confirmed within 10 Business Days after request of such report from such Borrower that a Market Disruption Event has occurred, then such Market Disruption Event shall be deemed to be no longer existing.

(II)	In the case of a Eurocurrency Loan denominated in Pounds Sterling,

(i)If a U.K. Market Disruption Event occurs in relation to such Loan for any Interest Period, then the rate of interest on each Lender's share of such Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(A)	the Applicable Margin; and

(B)
the rate notified to the Administrative Agent by such Lender as soon as practicable and, in any event, by close of business on the date falling three Business Days after the Interest Rate Determination Date, to be that which expresses as a percentage rate per annum the cost to such Lender of funding its participation in such Loan from whatever source it may reasonably select, provided that if, (1) the percentage rate per annum notified by a Lender pursuant to clause (B) above is less than the applicable Adjusted LIBOR rate for the relevant currency; or (2) a Lender has not notified the Administrative Agent of a percentage rate per annum pursuant to clause (B) above,

then the cost to such Lender of funding its participation in such Loan for that Interest Period shall be deemed, for the purposes of this clause (i), to be the applicable Adjusted LIBOR rate for the relevant currency.

(ii)If a U.K. Market Disruption Event occurs and the Administrative Agent or the applicable Borrower so requires, the Administrative Agent and such Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)Illegality. If any Lender reasonably determines that any Change in Law has made it unlawful, or if any Governmental Authority has asserted after the Closing Date that it is unlawful, for any Lender or its applicable lending office to make or maintain any Eurocurrency Rate Loans or Bankers’ Acceptance Loans, then, upon notice thereof by such Lender to the applicable Borrower through the Administrative Agent, any obligations of such Lender to make or continue Eurocurrency Rate Loans or Bankers’ Acceptance Loans or to convert Base Rate Loans to Eurocurrency Rate Loans or to convert Canadian Prime Rate Loans to Bankers’ Acceptance Loans shall be suspended until such Lender notifies the Administrative Agent and such Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, such Borrower shall upon demand from such Lender (with a copy to the Administrative Agent), either convert all Borrowings of such Lender to (w) in the case of Dollar-denominated Borrowings, Base Rate Loans in Dollars, (x) in the case of Canadian Dollar-denominated Borrowings, Canadian Prime Rate Loans in Canadian Dollars, (y) in the case of Pounds Sterling- denominated Borrowings, at an alternative rate determined by the Administrative Agent to adequately reflect such Lender’s cost of capital, or (z) in the case of Borrowings denominated in a Designated Foreign Currency other than Canadian Dollars or Pounds Sterling, Borrowings in the applicable currency bearing interest at the Designated Foreign Currency Alternate Rate, in each case, either on the last day of the Interest Period or BA Period therefor, if such Lender may lawfully continue to maintain such Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Term Loans. Upon any such conversion, such Borrower shall also pay accrued interest on the amount so converted.

(c)	Compensation for Breakage or Non-Commencement of Interest Periods. In the event of
(a) the payment of any principal of any Eurocurrency Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Rate Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurocurrency Rate Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurocurrency Rate Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the applicable Borrower pursuant to Section 2.18, then, in any such event, such Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBOR that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue a Eurocurrency Rate Loan for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the eurocurrency market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this

Section 2.15 shall be delivered to such Borrower and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.16	Increased Costs; Capital Adequacy.

(a)If any Change in Law shall:

(i)impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or L/C Issuer (except any such reserve requirement reflected in Adjusted LIBOR);

(ii)subject the Administrative Agent or any Lender or L/C Issuer to any Taxes (other than Indemnified Taxes, Excluded Taxes or Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)impose on any Lender or L/C Issuer or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made, or Letters of Credit issued, by such Lender or L/C Issuer;

and the result of any of the foregoing shall be to increase the cost to such Lender or L/C Issuer of making or maintaining any Loan or issuing any Letter of Credit (or of maintaining its obligation to make any such Loan or issuing any such Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender or L/C Issuer (whether of principal, interest or otherwise), then the applicable Borrower will pay to such Lender or L/C Issuer such additional amount or amounts as will compensate such Lender or L/C Issuer for such additional costs incurred or reduction suffered.

(b)If any Lender or L/C Issuer determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or L/C Issuer’s capital or on the capital of such Lender’s or L/C Issuer’s holding company, if any, as a consequence of this Agreement or the Loans made, or the Letters of Credit issued, by such Lender or L/C Issuer, to a level below that which such Lender or L/C Issuer or such Lender’s or L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or L/C Issuer’s policies and the policies of such Lender’s or L/C Issuer’s holding company with respect to capital adequacy or liquidity), then from time to time the applicable Borrower shall pay to such Lender or L/C Issuer such additional amount or amounts as will compensate such Lender or L/C Issuer or such Lender’s or L/C/ Issuer’s holding company for any such reduction suffered. Notwithstanding any other provision herein, no Lender or L/C Issuer shall demand compensation pursuant to this Section 2.16(b) as a result of a Change in Law resulting from Basel III or the Dodd-Frank Wall Street Reform and Consumer Protection Act if it shall not at the time be the general policy or practice of such Lender or L/C Issuer to demand such compensation from similarly situated borrowers (to the extent that, with respect to such Change in Law, such Lender or L/C Issuer has the right to do so under its credit facilities with similarly situated borrowers).

(c)A certificate of a Lender or L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or L/C Issuer or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section 2.16 shall be delivered to the applicable Borrower and shall be conclusive absent manifest error. Such Borrower shall pay such Lender or L/C Issuer the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

(d)Promptly after any Lender or L/C Issuer has determined that it will make a request for increased compensation pursuant to this Section 2.16, such Lender or L/C Issuer shall notify the applicable Borrower. Failure or delay on the part of any Lender or L/C Issuer to demand compensation pursuant to this Section 2.16 shall not constitute a waiver of such Lender’s or L/C Issuer’s right to demand such compensation; provided that such Borrower shall not be required to compensate a Lender or L/C Issuer pursuant to this Section 2.16 for any increased costs or reductions incurred more than 90 days prior to the date that such Lender or L/C Issuer notifies the applicable Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or L/C Issuer’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.

2.17	Taxes; Withholding, Etc.

(a)Payments to Be Free and Clear. All sums payable by or on behalf of any Credit Party hereunder and under the other Credit Documents to or for the benefit of the Administrative Agent or any Lender or L/C Issuer shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax.

(b)Withholding of Taxes. If any Credit Party, other applicable withholding agent or Administrative Agent is required by applicable law or the administrative practice of any Governmental Authority to make any deduction or withholding on account of any Tax from any sum paid or payable by any Credit Party under any of the Credit Documents to or for the benefit of the Administrative Agent or any Lender or L/C Issuer: (i) the applicable Borrower shall notify Administrative Agent of any such requirement or any change in any such requirement as soon as it becomes aware of it; (ii) the applicable Credit Party shall pay, or cause to be paid, any such Tax before the date on which penalties attach thereto, if the liability to pay is imposed on any Credit Party; (iii) if the Tax is an Indemnified Tax or Other Tax, the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of the deduction, withholding or payment for Indemnified Taxes or Other Taxes (including any deduction, withholding or payment applicable to additional sums payable under this Section 2.17), the Administrative Agent or the applicable Lender or L/C Issuer, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment for Indemnified Taxes or Other Taxes been required or made; and (iv) as soon as practicable after the due date of payment of any Tax which it is required by clause (ii) above to pay, the applicable Credit Party shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence satisfactory to the Administrative Agent of such deduction, withholding or payment and of the remittance thereof to the relevant Governmental Authority.

(c)Any Lender or L/C Issuer that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver, to the extent it is legally entitled to do so, to the applicable Borrower and the Administrative Agent, at the time or times reasonably requested in writing by such Borrower or the Administrative Agent, such properly completed and executed documentation that is required by applicable law or the administrative practice of any Governmental Authority and that is reasonably requested in writing by such Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender or L/C Issuer, if reasonably requested in writing by such Borrower or the Administrative Agent, shall, to the extent it is legally entitled to do so, deliver such other documentation prescribed by applicable law and reasonably requested in writing by such Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Lender or L/C Issuer is subject to backup withholding or information reporting requirements.

(d)Each Borrower shall timely pay all Other Taxes to the relevant Governmental Authorities in accordance with applicable law, or at the option of the Administrative Agent, timely reimburse it for such Other Taxes. Each Borrower shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent in respect of any Other Taxes payable hereunder as soon as practicable after payment of such Other Taxes.

(e)Each Credit Party shall indemnify the Administrative Agent and any Lender or L/C Issuer within 10 days after written demand therefor, for the full amount of Indemnified Taxes imposed on or with respect to any payment made by or on account of an obligation of such Credit Party under any Credit Document and Other Taxes that arise from payments made hereunder by such Credit Party or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any Credit Document relating to such Credit Party (including any such Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) paid by the Administrative Agent or Lender or L/C Issuer or any of their respective Affiliates or required to be withheld or deducted from a payment to such Person, and for any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to such Credit Party shall be conclusive absent manifest error.

(f)If any party determines, in its sole discretion exercised in good faith, that it has received a refund, from the authority imposing the Tax, of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all reasonable and documented out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party as soon as reasonably practicable the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person, or to arrange its affairs in any particular manner.

(g)If a payment made to a Lender or L/C Issuer under any Credit Document would be subject to Tax imposed by FATCA if such Lender or L/C Issuer were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender or L/C Issuer shall deliver to the applicable Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by such Borrower or the Administrative Agent such documentation prescribed by applicable law

(including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by such Borrower or the Administrative Agent as may be necessary for such Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or L/C Issuer has complied with such Lender’s or L/C Issuer’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (g), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Each Lender or L/C Issuer agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify such Borrower and the Administrative Agent in writing of its legal inability to do so.

(h)Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender or L/C Issuer, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.18	Mitigation Obligations; Replacement of a Lender.

(a)If any Lender requests compensation under Section 2.16, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Term Loans, Revolving Loans or participations in L/C Advances and Swing Line Loans made hereunder or assign its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16 or 2.17, as applicable, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any respect. The Borrower hereby agrees to pay (or to cause the applicable Additional Borrower to pay) all reasonable and documented out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)If any Lender requests compensation under Section 2.16, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or a Borrower is borrowing any Extended Term Loans or Extended Revolving Commitments and such Lender is not an Extending Lender or any Lender is a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, either (i) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Loans and participations in L/C Advances and Swing Line Loans hereunder in full on a non-pro rata basis without premium or penalty or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (A) in the case of clause (ii) above, the Borrower shall have received the prior written consent of the Administrative Agent and the applicable L/C Issuer, which consent shall not unreasonably be withheld, (B) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans, Revolving Loans and participations in L/C Advances and Swing Line Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. No action by or consent of the replaced Lender shall be necessary in connection with such removal or assignment, in the case of clause (ii) above, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, the Administrative Agent, such replaced Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such replaced Lender does not comply with Section 10.4 within three Business Days after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

(c)If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which, pursuant to the terms of Section 10.8, requires the consent of all of the Lenders affected or all Lenders and with respect to which the Requisite Lenders or Requisite Class Lenders, as applicable, shall have granted their consent, then the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense, to either (i) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Term Loans, Revolving Loans and participations in L/C Advances and Swing Line Loans hereunder in full on a non-pro rata basis without premium or penalty (including with respect to the processing and recordation fee referred to in Section 10.4(b)(ii)(C)) or (ii) replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent; provided that (A) all Obligations of the Borrower owing to such Non-Consenting Lender (including accrued fees and any amounts due under Section 2.11(a), Section 2.15, Section 2.16 or Section 2.17) being removed or replaced shall be paid in full to such Non-Consenting Lender concurrently with such removal or assignment and (B) in the case of clause (ii) above, the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. No action by or consent of the Non-Consenting Lender shall be necessary in connection with such removal or assignment, in the case of clause (ii) above, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, the Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such Non-Consenting Lender does not comply with Section 10.4 within three Business Days after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

2.19	Defaulting Lenders.

(a)Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.8.

(ii)Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 8.1 or otherwise) shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to an L/C Issuer or Swing Line Lender hereunder; third, if so determined by the Administrative Agent or requested by an L/C Issuer, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation or Letter of Credit; fourth, as the Borrower may request (so long as no Default has occurred and is continuing), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the L/C Issuers or the Swing Line Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender, L/C Issuer or Swing Line Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default has occurred and is continuing, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans, L/C Borrowings or Swing Line Loans were made at a time when the conditions set forth in Section
3.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings or Swing Line Loans owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.19(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)Certain Fees. That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 2.9(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 2.3(i).

(iv)Reallocation of Pro Rata Share to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each Non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Section 2.3 or Swing Line Loans, the “Pro Rata Share” of each Non-Defaulting Lender’s Revolving Loans, L/C Obligations and Swing Line Loans shall be computed without giving effect to the Commitment of that Defaulting Lender; provided that (i) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Default has occurred and is continuing; and (ii) such reallocation does not cause the Revolving Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Commitments.

(b)Defaulting Lender Cure. If Borrower, the Administrative Agent and each L/C Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held pro rata by the Lenders in accordance with the applicable Commitments (without giving effect to Section 2.19(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

2.20	Incremental Facilities or Commitments.

(a)Incremental Commitments. The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (an “Incremental Loan Request”), indicate that it has obtained or is requesting (A) one or more new commitments which may be of the same Class as any outstanding Term Loan (a “Term Loan Increase”) or a new Class of Term Loans (collectively with any Term Loan Increase, the “Incremental Term Commitments”), and/or (B) one or more increases in the amount of the Revolving Commitments (including Extended Revolving Commitments of a given Extension Series and Refinancing Revolving Commitments) (the “Incremental Revolving Commitments” and the Incremental Revolving Commitments, collectively with any Incremental Term Commitments, the “Incremental Commitments”), whereupon the Administrative Agent shall promptly deliver a copy of such Incremental Loan Request to each of the Lenders.

(b)Incremental Loans. On any Incremental Tranche Closing Date on which any Incremental Term Commitments of any Class are effected (including through any Term Loan Increase), subject to the satisfaction of the terms and conditions in this Section 2.20, (i) each Incremental Term Lender of such Class shall make a Loan to the Borrower (an “Incremental Term Loan”) in an amount equal to its Incremental Term Commitment of such Class and (ii) each Incremental Term Lender of such Class shall become a Lender hereunder with respect to the Incremental Term Commitment of such Class and the Incremental Term Loans of such Class made pursuant thereto. On any Incremental Tranche Closing Date on which any Incremental Revolving Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.20, (i) each Incremental Revolving Lender of such Class shall make its Incremental Revolving Commitment available to the Borrower (when borrowed, an “Incremental Revolving Loan” and collectively with any Incremental Term Loan, an “Incremental Loan”) in an amount equal to its Incremental Revolving Commitment of such Class and (ii) each Incremental Revolving Lender of such Class shall become a Lender hereunder with respect to the Incremental Revolving Commitment of such Class and the Incremental Revolving Loans of such Class made pursuant thereto. Notwithstanding the foregoing, Incremental Term Loans may have identical terms (other than with respect to closing conditions, issuance date and other terms necessary to effectuate the implementation of such Incremental Term Loans) to any of the Term Loans and be treated as the same Class as any of such Term Loans.

(c)Incremental Loan Request. Each Incremental Loan Request from the Borrower pursuant to this Section 2.20 shall set forth the requested amount and proposed terms of the relevant Incremental Term Loans or Incremental Revolving Commitments. Incremental Term Loans may be made, and Incremental Revolving Commitments may be provided, by any existing Lender (but no existing Lender will have an obligation to make any Incremental Commitment, nor will the Borrower have any obligation to approach any existing Lenders to provide any Incremental Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, an “Incremental Revolving Lender” or “Incremental Term Lender,” as applicable, and, collectively, the “Incremental Lenders”); provided that the Administrative Agent, each L/C Issuer and the Swing Line Lender shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Additional Lender’s making such Incremental Term Loans or providing such Incremental Revolving Commitments to the extent such consent, if any, would be required under Section 10.4(b) for an assignment of Loans or Revolving Commitments, as applicable, to such Additional Lender.

(d)Effectiveness of Incremental Amendment. The effectiveness of any Incremental Amendment, and the Incremental Commitments thereunder, shall be subject to the satisfaction on the date thereof (the “Incremental Tranche Closing Date”) of each of the following conditions:

(i)(A) no Default or Event of Default exists or shall exist after giving effect to such Incremental Amendment; provided that if the primary purpose of proceeds of such Incremental Loans is to finance a Permitted Acquisition or Specified Investment then the foregoing shall be limited to the Specified Events of Default and (B) to the extent subject to testing, the Borrower shall be in compliance on a Pro Forma Basis with the Financial Performance Covenant after giving effect to such Incremental Amendment;

(ii)either (x) the representations and warranties of each Credit Party set forth in Section 4 and in each other Credit Document shall be true and correct in all material respects on and as of the Incremental Tranche Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates or (y) with respect to any Incremental Amendment the primary purpose of which is to finance a Permitted Acquisition or Specified Investment, and if agreed to by the Incremental Lenders providing such Incremental Commitments and/or Incremental Loans, (A) the Specified Representations and the Acquisition Agreement Representations or (B) to the extent UK-style “certain funds” conditionally is requested by the Borrower, the Major Representations mutatis mutandis (in each case conformed as necessary for such acquisition or the incurrence of the relevant Incremental Commitments and/or Incremental Loans) shall, in each case, be true and correct in all material respects on and as of the Incremental Tranche Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates;

(iii)each Incremental Term Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and shall be in an increment of $1,000,000 (or the Dollar Equivalent in Pounds Sterling) (provided that such amount may be less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and not in an increment of $1,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) if such amount represents all remaining availability under the limit set forth in clause (iv) below), and each Incremental Revolving Commitment shall be in an aggregate principal amount that is not less than $2,500,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and shall be in an increment of $500,000 (or the Dollar Equivalent in Euros or Pounds Sterling) (provided that such amount may be less than $2,500,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and not in an increment of $500,000 (or the Dollar Equivalent in Euros or Pounds Sterling) if such amount represents all remaining availability under the limit set forth in clause (iv) below); and

(iv)	the aggregate amount of the Incremental Loans shall not exceed (A)
$250,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling), plus (B) at the Borrower’s option, up to an unlimited additional amount of Incremental Term Loans or Incremental Revolving Commitments so long as, after giving effect to any such incurrence on a Pro Forma Basis (and after giving effect to any Permitted Acquisition or other Investment consummated in connection therewith on a Pro Forma Basis), and with respect to any Incremental Revolving Commitment, assuming a borrowing of the maximum amount of Loans available thereunder, the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 3.50:1.00, (1) calculated without netting the cash proceeds of any Incremental Loan or Incremental Revolving Commitment and (2) assuming, in the case of any Incremental Revolving Commitment that such Incremental Revolving Commitment was fully drawn on the date of effectiveness thereof (it being understood that Incremental Term Loans and Incremental Revolving Commitments may not be incurred under clause (B) unless there is no capacity under clause (A)).

(e)Required Terms. The terms, provisions and documentation of any Incremental Term Loan or any Incremental Term Commitment shall be as agreed between the Borrower and the applicable Incremental Lenders providing such Incremental Term Loans or Incremental Term Commitments, and except as otherwise set forth herein, to the extent not substantially consistent with the Term Loans existing on the Incremental Tranche Closing Date (as determined by the Borrower and conclusively evidenced by a certificate of the Borrower), shall be consistent with clauses (i) and (ii) below, as applicable, and otherwise shall be reasonably satisfactory to the Administrative Agent (in its capacity as such) (other than in respect of pricing, fees, rate floors, optional prepayment, redemption terms, amortization or maturity), it being understood that to the extent any Previously Absent Financial Maintenance Covenant is added for the benefit of any Incremental Loan or Incremental Commitment, no consent shall be required from the Administrative Agent or any existing Lender to the extent such Previously Absent Financial Maintenance Covenant is (A) also added for the benefit of the Term Loans or Revolving Commitments, as applicable, existing on the Incremental Tranche Closing Date (it being understood that a Previously Absent Financial Maintenance Covenant that is added solely for the benefit of any Incremental Revolving Commitments shall not be required to be added for the benefit of any Term Loans) or (B) only applicable after the Maturity Date of any Term Loan or Revolving Commitment, as applicable, existing on the Incremental Tranche Closing Date. Notwithstanding the foregoing, in the case of a Term Loan Increase or Incremental Revolving Commitment, the terms, provisions and documentation of such Term Loan Increase or Incremental Revolving Commitment shall be identical (other than with respect to underwriting, commitment or upfront fees, original issue discount or similar fees) to the applicable Term Loans or Revolving Commitments being increased. In any event,

(i)each Incremental Term Loan or Incremental Term Commitment:

(A)will rank pari passu in right of payment and in right of security with the other Loans or Commitments, as applicable, of such Class;

(B)shall not mature earlier than the Maturity Date with respect to the Initial Term Loans (prior to giving effect to any extensions thereof);

(C)shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Initial Term Loans on the date of incurrence of such Incremental Term Loans (except by virtue of amortization or prepayment of the Initial Term Loans prior to the time of such incurrence);

(D)shall have fees and, subject to clauses (e)(i)(B) and (e)(i)(C) above and clause (e)(ii) below, amortization determined by the Borrower and the applicable Incremental Term Lenders; and

(E)may provide for the ability to participate on a pro rata basis, or on a less than pro rata basis (but not on a greater than pro rata basis), in any voluntary or mandatory prepayments of Term Loans hereunder, as specified in the applicable Incremental Amendment.

(ii)the All-In-Yield applicable to the Incremental Term Loans of each Class shall be determined by the Borrower and the applicable new Lenders and shall be set forth in each applicable Incremental Amendment; provided, however, that the All-In-Yield applicable to any such Incremental Term Loans shall not be greater than the applicable All-In-Yield payable pursuant to the terms of this Agreement with respect to the Initial Term Loans plus 50 basis points per annum, unless the interest rate (together with, as provided in the proviso below, Adjusted LIBOR or Base Rate floor) with respect to such Initial Term Loans is increased so as to cause the then applicable All-In-Yield under this Agreement on such Initial Term Loans to equal the All-In-Yield then applicable to the Incremental Term Loans minus 50 basis points (with the All-In-Yield then applicable to the Revolving Loans also increased by like amount); provided that any increase in All-In-Yield to the Initial Term Loans due to the application of an Adjusted LIBOR floor or Base Rate floor on any Incremental Term Loan shall be effected solely through an increase in (or implementation of, as applicable) any Adjusted LIBOR floor or Base Rate floor applicable to the Initial Term Loans; and

(iii)there shall be no borrowers or guarantors in respect of such Incremental Term Loan or any Incremental Revolving Commitment that are not the Borrower or a Guarantor, and Incremental Term Loans and Incremental Revolving Commitments shall not be secured by assets other than Collateral (except pursuant to an escrow or similar arrangement with respect to the proceeds of such Incremental Term Loans or Incremental Revolving Commitments).

(f)Incremental Amendment. Commitments in respect of Incremental Term Loans and Incremental Revolving Commitments shall become Commitments (or in the case of an Incremental Revolving Commitment to be provided by a Lender with an existing Revolving Commitment, an increase in such Lender’s applicable Revolving Commitment), under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Credit Documents, executed by the Borrower, each Incremental Lender providing such Commitments and the Administrative Agent. The Incremental Amendment may, without the consent of any other Credit Party, Agent or Lender, effect such amendments to this Agreement and the other Credit Documents (i) as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.20, including amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect any lien subordination and associated rights of the applicable Lenders to the extent any Incremental Loans are to rank junior in right of security and/or (ii) so long as such amendments are not materially adverse to the Lenders, such other changes as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to maintain the fungibility of any such Incremental Term Loans with any tranche of then-outstanding Term Loans. The Borrower may use the proceeds, if any, of the Incremental Term Loans and Incremental Revolving Commitments for any purpose not prohibited by this Agreement. No Lender shall be obligated to provide any Incremental Term Loans or Incremental Revolving Commitments unless it so agrees.

(g)Reallocation of Revolving Exposure. Upon any Incremental Tranche Closing Date on which Incremental Revolving Commitments are effected, if, on the date of such increase, there are any Revolving Loans outstanding, each of the Lenders that has an existing Revolving Commitment or Revolving Exposure, as applicable, under such Class shall assign to each of the Incremental Revolving Lenders, and each of the Incremental Revolving Lenders shall purchase from each such Lender under such Class, at par, such interests in the Revolving Loans outstanding on such Incremental Tranche Closing Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such

Revolving Loans under such Class will be held by Lenders with existing Revolving Commitments or Revolving Exposure, as applicable, under such Class and Incremental Revolving Lenders ratably in accordance with their Revolving Commitments under such Class after giving effect to the addition of such Incremental Revolving Commitments to the Revolving Commitments under such Class. The Administrative Agent and the Lenders hereby agree that the minimum borrowing and prepayment requirements in Sections 2.2 and 2.11 of this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(h)At any time and from time to time, subject to the terms and conditions set forth herein, the Borrower may issue one or more series of Incremental Equivalent Debt in an aggregate principal amount not to exceed, as of the date of and after giving effect to the issuance of any such Incremental Equivalent Debt, the aggregate amount of Incremental Loans permitted to be incurred under Section 2.20(d)(iv); provided that the incurrence of any Incremental Equivalent Debt shall reduce, on a dollar-for-dollar basis, the aggregate amount of Incremental Loans permitted to be incurred under Section 2.20(d)(iv).

(i)The issuance of any Incremental Equivalent Debt pursuant to this Section 2.20, shall (i) in all cases, be subject to the terms and conditions applicable to Incremental Commitments set forth under Sections 2.20(d)(i), (d)(ii), (d)(iii), (e)(i) and (e)(iii), as if set forth in this Section 2.20(i), mutatis mutandis (and, for the avoidance of doubt, the interest rate, upfront fees and original issue discount for any Incremental Equivalent Debt shall be as determined by the Borrower), (ii) in all cases be subject to an Intercreditor Agreement and (iii) the covenants, events of default, guarantees and other terms of such Incremental Equivalent Debt shall be customary for similar debt instruments in light of then-prevailing market conditions at the time of issuance and in any event not materially more restrictive, taken as a whole, to the Borrower and the other Restricted Subsidiaries than those set forth in this Agreement (other than with respect to interest rate and redemption provisions), except for covenants or other provisions applicable only to periods after the Latest Maturity Date at the time of issuance, it being understood that a certificate of an Authorized Officer of the Borrower delivered to the Administrative Agent prior to or at the incurrence of such Incremental Equivalent Debt, together with a reasonably detailed description of the material terms and conditions of such Incremental Equivalent Debt or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions of the Incremental Equivalent Debt satisfy the requirement set forth in this clause (iii), shall be conclusive evidence that such terms and conditions have been satisfied.

(j)This Section 2.20 shall supersede any provisions in Section 2.14 or Section 10.8 to the contrary.

2.21	Refinancing Amendments.

(a)Refinancing Commitments. The Borrower may, at any time or from time to time after the Closing Date, by notice to the Administrative Agent (a “Refinancing Loan Request”), request (i) the establishment of one or more new Classes of term loans under this Agreement (any such new Class, “Refinancing Term Commitments”) or (ii) the establishment of one or more new Classes of revolving commitments under this Agreement (any such new Class, “Refinancing Revolving Commitments” and collectively with any Refinancing Term Commitments, “Refinancing Commitments”), in each case, established in exchange for, or to replace, repurchase, retire or refinance, in whole or in part, as selected by the Borrower, any one or more then-existing Class or Classes of Loans or Commitments (with respect to a particular Refinancing Commitment or Refinancing Loan, such existing Loans or Commitments, “Refinanced Debt”), whereupon the Administrative Agent shall promptly deliver a copy of each such notice to each of the Lenders.

(b)Refinancing Loans. Any Refinancing Term Loans made pursuant to Refinancing Term Commitments or any Refinancing Revolving Commitments made on a Refinancing Closing Date shall be designated a separate Class of Refinancing Term Loans or Refinancing Revolving Commitments, as applicable, for all purposes of this Agreement. On any Refinancing Closing Date on which any Refinancing Term Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.21, (i) each Refinancing Term Lender of such Class shall make a Term Loan to the Borrower (a “Refinancing Term Loan”) in an amount equal to its Refinancing Term Commitment of such Class and (ii) each Refinancing Term Lender of such Class shall become a Lender hereunder with respect to the Refinancing Term Commitment of such Class and the Refinancing Term Loans of such Class made pursuant thereto. On any Refinancing Closing Date on which any Refinancing Revolving Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.21, (i) each Refinancing Revolving Lender of such Class shall make its Refinancing Revolving Commitment available to the Borrower (when borrowed, a “Refinancing Revolving Loan” and collectively with any Refinancing Term Loan, a “Refinancing Loan”) and (ii) each Refinancing Revolving Lender of such Class shall become a Lender hereunder with respect to the Refinancing Revolving Commitment of such Class and the Refinancing Revolving Loans of such Class made pursuant thereto.

(c)Refinancing Loan Request. Each Refinancing Loan Request from the Borrower pursuant to this Section 2.21 shall set forth the requested amount and proposed terms of the relevant Refinancing Term Loans or Refinancing Revolving Commitments and identify the Refinanced Debt with respect thereto. Refinancing Term Loans may be made, and Refinancing Revolving Commitments may be provided, by any existing Lender (but no existing Lender will have an obligation to make any Refinancing Commitment, nor will the Borrower have any obligation to approach any existing Lender to provide any Refinancing Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, a “Refinancing Revolving Lender” or “Refinancing Term Lender,” as applicable, and, collectively, “Refinancing Lenders”); provided that the Administrative Agent, the L/C Issuer and Swing Line Lender shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Lender’s or Additional Lender’s making such Refinancing Term Loans or providing such Refinancing Revolving Commitments to the extent such consent, if any, would be required under Section 10.4(b) for an assignment of Loans or Revolving Commitments, as applicable, to such Additional Lender.

(d)Effectiveness of Refinancing Amendment. The effectiveness of any Refinancing Amendment, and the Refinancing Commitments thereunder, shall be subject to the satisfaction on the date thereof (a “Refinancing Closing Date”) of each of the following conditions, together with any other conditions set forth in the Refinancing Amendment:

(i)after giving effect to such Refinancing Commitments, the conditions of Sections 3.2(b) and 3.2(d) shall be satisfied (it being understood that all references to “the date of such Credit Extension” or similar language in such Section 3.2 shall be deemed to refer to the applicable Refinancing Closing Date);

(ii)each Refinancing Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and shall be in an increment of $1,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) (provided that such amount may be less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) and not in an increment of $1,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) if such amount is equal to (x) the entire outstanding principal amount of Refinanced Debt that is in the form of Term Loans or (y) the entire outstanding principal amount of Refinanced Debt (or commitments) that is in the form of Revolving Commitments); and

(iii)the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Refinanced Debt (plus the amount of unpaid accrued or capitalized interest and premiums thereon (including make-whole premiums, prepayment premiums, tender premiums and amounts required to be paid in connection with defeasance and satisfaction and discharge), underwriting discounts, original issue discount, defeasance costs, fees (including upfront fees), commissions and expenses).

(e)Required Terms. The terms, provisions and documentation of the Refinancing Term Loans and Refinancing Term Commitments or the Refinancing Revolving Loans and Refinancing Revolving Commitments, as the case may be, of any Class shall be as agreed between the Borrower and the applicable Refinancing Lenders providing such Refinancing Commitments, and except as otherwise set forth herein, to the extent not substantially identical to any Class of Term Loans or Revolving Commitments, as applicable, each existing on the Refinancing Closing Date, shall be consistent with clauses (i) or
(i)below, as applicable, and otherwise shall be (taken as a whole) not materially more favorable (as reasonably determined by the Borrower and conclusively evidenced by a certificate of the Borrower) to the Refinancing Lenders than those applicable to such Class (taken as a whole) being refinanced (except for
(1)covenants or other provisions applicable only to periods after the Maturity Date (as of the applicable Refinancing Closing Date) of such Class being refinanced, (2) pricing, fees, rate floors, optional prepayment, redemption terms and (3) subject to the immediately succeeding proviso, a Previously Absent Financial Maintenance Covenant); provided that, notwithstanding anything to the contrary herein, if any such terms, provisions and documentation of the Refinancing Term Loans and Refinancing Term Commitments or the Refinancing Revolving Loans and Refinancing Revolving Commitments, as the case may be, contains a Previously Absent Financial Maintenance Covenant, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of each other Loan or Commitment of such Class (provided, however, that if (I) the applicable Refinanced Debt includes a revolving tranche and a Refinancing Revolving Commitment is to be provided (whether or not the documentation therefor includes any other facilities) and (II) the applicable Previously Absent Financial Maintenance Covenant is a financial maintenance covenant solely for the benefit of Revolving Loans thereunder, the Previously Absent Financial Maintenance Covenant shall not be required to be included in this Agreement for the benefit of any Term Loans hereunder). In any event:

(i)	the Refinancing Term Loans:

(A)as of the Refinancing Closing Date, shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Debt,

(B)shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Refinanced Debt on the date of incurrence of such Refinancing Loans (except by virtue of amortization or prepayment of the Refinanced Debt prior to the time of such incurrence),

(C)shall have an Applicable Margin and, subject to clauses (e)(i)(A) and (e)(i)(B) above, amortization determined by the Borrower and the applicable Refinancing Term Lenders,

(D)shall not be subject to any guarantee by any Person other than a Credit Party and shall not include any borrower other than the Borrower hereunder,

(E)in the case of any Refinancing Term Loans secured on a pari passu basis with the Initial Term Loans, may provide for the ability to participate on a pro rata basis,

or on a less than pro rata basis (but not on a greater than pro rata basis), in any voluntary or mandatory prepayments of Term Loans hereunder, as specified in the applicable Refinancing Amendment, and

(F)(I) shall rank pari passu in right of payment with the Obligations under the then existing Term Loans and Revolving Loans and (II) shall either be (x) secured by the Collateral (and shall not be secured by any assets of the Borrower or any Restricted Subsidiary not constituting Collateral) and shall rank pari passu or junior in right of security with the Obligations or (y) unsecured; and

(ii)	the Refinancing Revolving Commitments and Refinancing Revolving Loans:

(A)(I) shall rank pari passu in right of payment with the Obligations and (II) shall either be (x) secured by the Collateral (and shall not be secured by any assets of the Borrower or any Restricted Subsidiary not constituting Collateral) and shall rank pari passu or junior in right of security with the Obligations or (y) unsecured,

(B)shall not have a final scheduled maturity date earlier than, or mandatory scheduled commitment reductions prior to, the Maturity Date with respect to the Refinanced Debt,

(C)shall provide that the borrowing and repayment (except for (1) payments of interest and fees at different rates on Refinancing Revolving Commitments (and related outstandings), (2) repayments required upon the Maturity Date of the Refinancing Revolving Commitments and (3) repayments made in connection with a permanent repayment and termination of commitments (in accordance with clause (E) below)) of Loans with respect to Refinancing Revolving Commitments after the associated Refinancing Closing Date shall be made on a pro rata basis with all other Revolving Commitments,

(D)subject to the provisions of Section 2.3(c) to the extent dealing with Letters of Credit which mature or expire after a Maturity Date when there exists Refinancing Revolving Commitments with a longer Maturity Date, all Letters of Credit shall be participated on a pro rata basis by all Lenders with Commitments in accordance with their percentage of the Revolving Commitments existing on the Refinancing Closing Date (and except as provided in Section 2.3(c), without giving effect to changes thereto on an earlier Maturity Date with respect to Letters of Credit theretofore incurred or issued),

(E)in the case of any Refinancing Revolving Commitments secured on a pari passu basis with the Revolving Commitments, shall provide that the permanent repayment of Revolving Loans with respect to, and termination or reduction of, Refinancing Revolving Commitments after the associated Refinancing Closing Date shall be made on a pro rata basis, or on a less than (but not greater than, except that Refinancing Revolving Commitments may participate on a greater than pro rata basis in any permanent prepayments and termination with other Revolving Commitments, other than the Revolving Commitments in effect on the Closing Date) pro rata basis, with all other Revolving Commitments, except that the Borrower shall be permitted to permanently repay and terminate Commitments in respect of any such Class of Revolving Loans on a greater than pro rata basis as compared to any other Class of Revolving Loans with a later Maturity Date than such Class or in connection with any refinancing thereof permitted by this Agreement,

(F)shall provide that assignments and participations of Refinancing Revolving Commitments and Refinancing Revolving Loans shall be governed by the same assignment and participation provisions applicable to Revolving Commitments and Revolving Loans existing on the Refinancing Closing Date,

(G)shall provide that any Refinancing Revolving Commitments may constitute a separate Class or Classes, as the case may be, of Commitments from the Classes constituting the applicable Revolving Commitments prior to the Refinancing Closing Date; provided at no time shall there be Revolving Commitments hereunder (including Refinancing Revolving Commitments and any original Revolving Commitments) which have more than two (2) different Maturity Dates unless otherwise agreed to by the Administrative Agent,

(H)shall have an Applicable Margin determined by the Borrower and the applicable Refinancing Revolving Lenders, and

(I)shall not be subject to any guarantee by any Person other than a Credit Party and shall not include any borrower other than the Borrower hereunder.

(f)Refinancing Amendment. Commitments in respect of Refinancing Term Loans and Refinancing Revolving Commitments shall become additional Commitments under this Agreement pursuant to an amendment (a “Refinancing Amendment”) to this Agreement and, as appropriate, the other Credit Documents, executed by the Borrower, each Refinancing Lender providing such Commitments and the Administrative Agent. The Refinancing Amendment may, without the consent of any other Credit Party, Agent or Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.21, including, if applicable, amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect (i) any lien subordination and associated rights of the applicable Lenders to the extent any Refinancing Loans are to rank junior in right of security and (ii) that any Previously Absent Financial Maintenance Covenant does not benefit any Term Loan hereunder. The Borrower will use the proceeds, if any, of the Refinancing Term Loans and Refinancing Revolving Commitments in exchange for, or to extend, renew, replace, repurchase, retire or refinance, and shall permanently terminate applicable commitments under, substantially concurrently, the applicable Refinanced Debt.

(g)Reallocation of Revolving Exposure. Upon any Refinancing Closing Date on which Refinancing Revolving Commitments are effected through the establishment of a new Class of revolving commitments pursuant to this Section 2.21, (i) if, on such date, there are any Revolving Loans outstanding, such Revolving Loans shall be prepaid from the proceeds of new Refinancing Revolving Loans under such new Class of Refinancing Revolving Commitments in such amounts as shall be necessary in order that, after giving effect to such Loans and all such related prepayments, all Revolving Loans will be held by all Lenders under the Revolving Commitments (including Lenders providing such Refinancing Revolving Commitments) ratably in accordance with their revolving commitments under all Revolving Commitments (after giving effect to the establishment of such Refinancing Revolving Commitments), (b) in the case of a Revolving Commitment, there shall be an automatic adjustment to the participations hereunder in Letters of Credit held by each Lender under the Revolving Commitments so that each such Lender shares ratably in such participations in accordance with their revolving commitments under all Revolving Commitments (after giving effect to the establishment of such Refinancing Revolving Commitments), (c) each Refinancing Revolving Commitment shall be deemed for all purposes a Revolving Commitment and each Loan made thereunder shall be deemed, for all purposes, a Revolving Loan and (d)

each Refinancing Revolving Lender shall become a Lender with respect to the Refinancing Revolving Commitments and all matters relating thereto.

(h)	Refinancing Equivalent Debt.

(i)In lieu of incurring any Refinancing Term Loans, the Borrower may, upon notice to the Administrative Agent, at any time or from time to time after the Closing Date issue, incur or otherwise obtain (A) secured Indebtedness in the form of one or more series of senior secured notes that are secured on a pari passu basis with the Obligations (but without regard to the control of remedies) (such notes, “Permitted Pari Passu Secured Refinancing Debt”), (B) secured Indebtedness in the form of one or more series of second lien (or other junior lien) secured notes or second lien (or other junior lien) secured term loans (such notes or loans, “Permitted Junior Secured Refinancing Debt”) and (C) unsecured or subordinated Indebtedness in the form of one or more series of unsecured or subordinated notes or term loans (such notes or loans, “Permitted Unsecured Refinancing Debt” and together with Permitted Pari Passu Secured Refinancing Debt and Permitted Junior Secured Refinancing Debt, “Refinancing Equivalent Debt”), in each case, in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, any existing Class or Classes of Loans (such Loans, “Refinanced Loans”).

(ii)	Any Refinancing Equivalent Debt:

(A)(1) shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Loans, (2) shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the Refinanced Loans (except by virtue of amortization or prepayment of the Refinanced Loans prior to the time of such incurrence), (3) shall not have scheduled amortization or payments of principal and not be subject to mandatory redemption, repurchase or prepayment (except with respect to change of control, asset sale, insurance and casualty and condemnation event mandatory offers to purchase or prepayment events and events of default), in each case prior to the Maturity Date of the Refinanced Loans except, in the case of Refinancing Equivalent Debt that is secured on a pari passu basis with the Obligations, to the extent any such payment, redemption, repurchase or prepayment obligation is required to be applied on a pro rata or greater than pro rata basis to the Refinanced Term Loans and except with respect to customary “AHYDO catch-up payments,” (4) shall not be guaranteed by persons other than Guarantors and shall not include any borrower or issuer other than the Borrower hereunder, (5) if in the form of subordinated Permitted Unsecured Refinancing Debt, shall be subject to a subordination agreement or provisions as reasonably agreed by the Administrative Agent and (6) except as otherwise set forth in this clause (h)(ii), shall have terms and conditions (other than with respect to pricing, fees, rate floors and optional prepayment or redemption terms) which are (taken as a whole) no more favorable (as reasonably determined by the Borrower and conclusively evidenced by a certificate of the Borrower) to the lenders or holders providing such Refinancing Equivalent Debt, than those applicable to the Refinanced Loans (except for covenants or other provisions applicable only to periods after the Maturity Date of the applicable Refinanced Loans at the time of the issuance or incurrence of such Refinancing Equivalent Debt),

(B)(1) if either Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt, shall be subject to security agreements relating to such Refinancing Equivalent Debt that are substantially the same as or more favorable to the Credit Parties than the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (2) if Permitted Pari Passu Secured Refinancing Debt, (x) shall be secured by the Collateral on a pari passu basis with the Obligations and shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to an Intercreditor Agreement, and (3) if Permitted Junior Secured Refinancing Debt, (x) shall be secured by the Collateral on a second priority (or other junior priority) basis to the Liens securing the Obligations and shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to an Intercreditor Agreement, and

(C)shall be incurred, and the proceeds thereof used, solely to repay, repurchase, retire or refinance substantially concurrently the Refinanced Loans and terminate all commitments thereunder.

(iii)	This Section 2.21 shall supersede any provisions in Section 2.14 or 10.8 to the contrary.

2.22	Extensions of Loans.

(a)Extension of Term Loans. The Borrower may, at any time and from time to time, request that all or a portion of the Term Loans of a given Class (each, an “Existing Term Loan Tranche”) be amended to extend the scheduled Maturity Date(s) with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so amended, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.22. In order to establish any Extended Term Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such Existing Term Loan Tranche (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other fees payable in connection therewith that are not generally shared with all Extending Term Lenders) and offered pro rata to each Lender under such Existing Term Loan Tranche and (y) be identical to the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans are to be amended, except that: (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche, to the extent provided in the applicable Extension Amendment; provided, however, that at no time shall there be Classes of Term Loans hereunder (including Refinancing Term Loans and Extended Term Loans) which have more than three (3) different Maturity Dates (unless otherwise consented to by the Administrative Agent); (ii) the All-In-Yield with respect to the Extended Term Loans (whether in the form of interest rate margin, upfront fees, original issue discount or otherwise) may be different than the All-In-Yield for the Term Loans of such Existing Term Loan Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment (immediately prior to the establishment of such Extended Term Loans); and (iv) Extended Term Loans may have call protection as may be agreed by the Borrower and the Lenders thereof; provided that (A) in no event shall the final Maturity Date of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof be earlier than the then Latest Maturity Date of any other Term Loans hereunder, (B) the Weighted Average Life to Maturity of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of any Existing Term Loan Tranche, (C) any such Extended Term Loans (and the Liens securing the same) shall be permitted by the terms of the Intercreditor Agreements (to the extent any Intercreditor Agreement is then in effect), (D) all documentation in respect of such Extension Amendment shall be consistent with the foregoing and (E) any Extended Term Loans may participate on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective Term Loan Extension Request.

Any Extended Term Loans amended pursuant to any Term Loan Extension Request shall be designated a Class (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans amended from an Existing Term Loan Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Tranche (in which case scheduled amortization with respect thereto shall be proportionately increased). Each request for a Term Loan Extension Series of Extended Term Loans proposed to be incurred under this Section
2.22 shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount) and the Borrower may impose an Extension Minimum Condition with respect to any Term Loan Extension Request, which may be waived by the Borrower in its sole discretion.

(b)Extension of Revolving Commitments. The Borrower may, at any time and from time to time, request that all or a portion of the Revolving Commitments of a given Class (each, an “Existing Revolver Tranche”) be amended to extend the Maturity Date with respect to all or a portion of any principal amount of such Revolving Commitments (any such Revolving Commitments which have been so amended, “Extended Revolving Commitments”) and to provide for other terms consistent with this Section 2.22. In order to establish any Extended Revolving Commitments, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Revolver Tranche) (each, a “Revolver Extension Request”) setting forth the proposed terms of the Extended Revolving Commitments to be established, which shall (x) be identical as offered to each Lender under such Existing Revolver Tranche (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other fees payable in connection therewith that are not generally shared with all Extending Revolving Lenders) and offered pro rata to each Lender under such Existing Revolver Tranche and (y) be identical to the Revolving Commitments under the Existing Revolver Tranche from which such Extended Revolving Commitments are to be amended, except that: (i) the Maturity Date of the Extended Revolving Commitments may be delayed to a later date than the Maturity Date of the Revolving Commitments of such Existing Revolver Tranche, to the extent provided in the applicable Extension Amendment; provided, however, that at no time shall there be Classes of Revolving Commitments hereunder (including Refinancing Revolving Commitments and Extended Revolving Commitments) which have more than two (2) different Maturity Dates (unless otherwise consented to by the Administrative Agent in its reasonable discretion); (ii) the All-In-Yield with respect to extensions of credit under the Extended Revolving Commitments (whether in the form of interest rate margin, upfront fees, original issue discount or otherwise) may be different than the All-In-Yield for extensions of credit under the Revolving Commitments of such Existing Revolver Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment (immediately prior to the establishment of such Extended Revolving Commitments); and (iv) all borrowings under the applicable Revolving Commitments (i.e., the Existing Revolver Tranche and the Extended Revolving Commitments of the applicable Revolver Extension Series) and repayments thereunder shall be made on a pro rata basis (except (I) for payments of interest and fees at different rates on Extended Revolving Commitments (and related outstandings), (II) for repayments required upon the Maturity Date of the non-extending Revolving Commitments and (III) Extended Revolving Commitments may participate on a less than (but not greater than, except that Extended Revolving Commitments may participate on a greater than pro rata basis in any permanent prepayments and termination with other Revolving Commitments, other than the Revolving Commitments in effect on the Closing Date) pro rata basis, with all other Revolving Commitments existing on the date of effectiveness of any Extension Amendment), except that the Borrower shall be permitted to permanently repay and terminate Commitments in respect of any such Class of Revolving Loans on a greater than pro rata basis as compared to any other Class of Revolving Loans with a later Maturity Date than such Class or in connection with any refinancing thereof permitted by this Agreement; provided, further, that (A) in no event shall the final Maturity Date of any Extended Revolving Commitments of a given Revolver Extension Series at the time of establishment thereof be earlier than the then Latest Maturity Date of any other Revolving Commitments hereunder, (B) any such Extended Revolving Commitments (and the Liens securing the same) shall be permitted by the terms of the Intercreditor Agreements (to the extent any Intercreditor Agreement is then in effect) and (C) all documentation in respect of such Extension Amendment shall be consistent with the foregoing. Any Extended Revolving Commitments amended pursuant to any Revolver Extension Request shall be designated a Class (each, a “Revolver Extension Series”) of Extended Revolving Commitments for all purposes of this Agreement; provided that any Extended Revolving Commitments amended from an Existing Revolver Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Revolver Extension Series with respect to such Existing Revolver Tranche. Each request for a Revolver Extension Series of Extended Revolving Commitments proposed to be incurred under this Section 2.22 shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros or Pounds Sterling) (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount) and the Borrower may impose an Extension Minimum Condition with respect to any Revolver Extension Request, which may be waived by the Borrower in its sole discretion.

(c)Extension Request. The Borrower shall provide the applicable Extension Request at least ten (10) Business Days (or such shorter period as may be agreed by the Administrative Agent) prior to the date on which Lenders under the Existing Term Loan Tranche or Existing Revolver Tranche, as applicable, are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.22. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche amended into Extended Term Loans or any of its Revolving Commitments amended into Extended Revolving Commitments, as applicable, pursuant to any Extension Request. Any Lender holding a Loan under an Existing Term Loan Tranche (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Extension Request amended into Extended Term Loans and any Revolving Lender (each, an “Extending Revolving Lender”) wishing to have all or a portion of its Revolving Commitments under the Existing Revolver Tranche subject to such Extension Request amended into Extended Revolving Commitments, as applicable, shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche or Revolving Commitments under the Existing Revolver Tranche, as applicable, which it has elected to request be amended into Extended Term Loans or Extended Revolving Commitments, as applicable (subject to any minimum denomination requirements imposed by the Administrative Agent). In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Tranche or Revolving Commitments under the Existing Revolver Tranche, as applicable, in respect of which applicable Term Loan Lenders or Revolving Lenders, as the case may be, shall have accepted the relevant Extension Request exceeds the amount of Extended Term Loans or Extended Revolving Commitments, as applicable, requested to be extended pursuant to the Extension Request, Term Loans or Revolving Commitments, as applicable, subject to Extension Elections shall be amended to Extended Term Loans or Extended Revolving Commitments, as applicable, on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive) based on the aggregate principal amount of Term Loans or Revolving Commitments, as applicable, included in each such Extension Election.

(d)Extension Amendment. Extended Term Loans and Extended Revolving Commitments shall be established pursuant to an amendment (each, a “Extension Amendment”) to this Agreement among the Borrower, the Administrative Agent and each Extending Term Lender or Extending Revolving Lender, as applicable, providing an Extended Term Loan or Extended Revolving Commitment, as applicable, thereunder, which shall be consistent with the provisions set forth in Section 2.22(a) or (b) above, respectively (but which shall not require the consent of any other Lender). The effectiveness of any Extension Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 3.2 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (i) legal opinions, board or corporate resolutions and officers’ certificates consistent with those delivered on the Closing Date (conformed as appropriate) other than changes to such legal opinions resulting from a Change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent and (ii) reaffirmation, confirmatory and/or supplemental agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans or Extended Revolving Commitments, as applicable, are provided with the benefit of the applicable Credit Documents. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension Amendment. Each of the parties hereto hereby agrees that this Agreement and the other Credit Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Extended Term Loans or Extended Revolving Commitments, as applicable, incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 2.10 with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans required to be paid thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans amended pursuant to the applicable Extension (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 2.10), (iii) modify the prepayments set forth in Section 2.11 and Section 2.12 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto and (iv) effect such other amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.22, and the Requisite Lenders hereby expressly authorize the Administrative Agent to enter into any such Extension Amendment.

(e)No conversion or extension of Loans or Commitments pursuant to any Extension in accordance with this Section 2.22 shall constitute a voluntary or mandatory prepayment or repayment for purposes of this Agreement.

(f)	This Section 2.22 shall supersede any provisions in Section 2.14 or 10.8 to the contrary.

2.23	Swing Line Loans.

(a)Swing Line Loans Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, the Swing Line Lender agrees to make Swing Line Loans to the Borrower, in Dollars, Canadian Dollars, Euros and Pounds Sterling, in the aggregate amount up to but not exceeding the Swing Line Sublimit; provided that after giving effect to the making of any Swing Line Loan, in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.23 may be repaid and reborrowed during the Revolving Commitment Period. The Swing Line Lender’s Commitment to make Swing Line Loans shall expire on the latest Revolving Commitment Termination Date and all Swing Line Loans and all other amounts owed hereunder with respect to the Swing Line Loans shall be paid in full no later than such date. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.23, prepay under Section 2.12, and reborrow under this Section 2.23.

(b)	Borrowing Mechanics for Swing Line Loans.

(i)Swing Line Loans shall be made in an aggregate minimum amount of $500,000 (or Cdn.
$500,000, €500,000 or £500,000) and integral multiples of $100,000 (or Cdn. $100,000, €100,000 or
£100,000) in excess of that amount.

(ii)To request the making of a Swing Line Loan hereunder, the Borrower shall notify the Swing Line Lender of such request in writing by delivery (which may be by facsimile) of a Funding Notice signed by such Borrower not later than 1:00 p.m. (New York City time) on the date of the proposed Borrowing.

(iii)The Swing Line Lender shall make the amount of its Swing Line Loan available to the Borrower not later than 2:00 p.m. (New York City time) on the date specified in the relevant Funding Notice by wire transfer of same day funds in Dollars, Canadian Dollars, Euros or Pounds Sterling to be credited to the account of the Borrower at the principal office designated by the Administrative Agent or such other account as may be designated in writing to the Swing Line Lender by such Borrower.

(iv)With respect to any Swing Line Loans which have not been voluntarily prepaid by the Borrower pursuant to Section 2.12, the Swing Line Lender may at any time in its sole and absolute discretion, deliver to the Administrative Agent (with a copy to the Borrower) at least one Business Day in advance of the proposed Borrowing, a notice (which shall be deemed to be a Funding Notice given by the Borrower) requesting that each Lender holding a Revolving Commitment make Revolving Loans that are Base Rate Loans or Canadian Prime Rate Loans to the Borrower on the date of such Borrowing in an amount equal to the amount of such Swing Line Loans (the “Refunded Swing Line Loans”) outstanding on the date such notice is given which the Swing Line Lender requests Lenders to prepay. Anything contained in this Agreement to the contrary notwithstanding, (A) the proceeds of such Revolving Loans made by the Lenders other than the Swing Line Lender shall be immediately delivered to the Swing Line Lender (and not to any Borrower) and applied to repay a corresponding portion of the Refunded Swing Line Loans and (B) if the Swing Line Lender is a Revolving Lender, on the day such Revolving Loans are made, the Swing Line Lender’s Pro Rata Share of the Refunded Swing Line Loans shall be deemed to be paid with the proceeds of a Revolving Loan made by the Swing Line Lender to the Borrower, and such portion of the Swing Line Loans deemed to be so paid shall no longer be outstanding as Swing Line Loans but shall instead constitute part of the Swing Line Lender’s outstanding Revolving Loans to the Borrower. The Borrower hereby authorizes the Swing Line Lender to charge such Borrower’s accounts with the Swing Line Lender (up to the amount available in each such account) in order to immediately pay the Swing Line Lender the amount of the Refunded Swing Line Loans to the extent the proceeds of such Revolving Loans made by the Lenders, including the Revolving Loans deemed to be made by the Swing Line Lender, are not sufficient to repay in full the Refunded Swing Line Loans. If any portion of any such amount paid (or deemed to be paid) to the Swing Line Lender should be recovered by or on behalf of any Borrower from the Swing Line Lender in bankruptcy or insolvency, by assignment for the benefit of creditors or otherwise, the loss of the amount so recovered shall be ratably shared among all Lenders.

(v)If for any reason Revolving Loans are not made pursuant to Section 2.23(b)(iv) in an amount sufficient to repay any amounts owed to the Swing Line Lender in respect of any outstanding Swing Line Loans on or before the third Business Day after demand for payment thereof by the Swing Line Lender, each Lender holding a Revolving Commitment shall be deemed to, and hereby agrees to, have purchased a participation in such outstanding Swing Line Loans, and in an amount equal to its Pro Rata Share of the applicable unpaid amount together with accrued interest thereon. Upon one Business Day’s notice from the Swing Line Lender, each Lender holding a Revolving Commitment shall deliver to the Swing Line Lender an amount equal to its respective participation in the applicable unpaid amount in Same Day Funds at the principal office of the Swing Line Lender. In order to evidence such participation each Lender holding a Revolving Commitment agrees to enter into a participation agreement at the request of the Swing Line Lender in form and substance reasonably satisfactory to the Swing Line Lender. In the event any Lender holding a Revolving Commitment fails to make available to the Swing Line Lender the amount of such Lender’s participation as provided in this paragraph, the Swing Line Lender shall be entitled to recover such amount on demand from such Lender together with interest thereon at the rate customarily used by the Swing Line Lender for the correction of errors among banks and thereafter at the Base Rate or Canadian Prime Rate, as applicable. A certificate of the Swing Line Lender submitted to any Lender with respect to amounts owing under this Section 2.23(b)(v) shall be conclusive absent manifest error. No funding of risk participations hereunder shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest, as provided for in this Agreement.

(vi)Notwithstanding anything contained herein to the contrary, (A) each Lender’s obligation to make Revolving Loans for the purpose of repaying any Refunded Swing Line Loans pursuant to Section 2.23(b)(iv) and each Lender’s obligation to purchase a participation in any unpaid Swing Line Loans pursuant to Section 2.23(b)(v) shall be absolute and unconditional and shall not be affected by any circumstance, including (1) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, any Credit Party or any other Person for any reason whatsoever; (2) the occurrence or continuation of a Default or Event of Default; (3) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of any Credit Party; (4) any breach of this Agreement or any other Credit Document by any party thereto; or (5) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing; provided that such obligations of each Lender to make Revolving Loans hereunder (but not to purchase and fund risk participations in Swing Line Loans pursuant Section 2.23(b)(v) above) are subject to the condition that the Swing Line Lender had not received prior notice from a Borrower or the Requisite Lenders that any of the conditions under Section 3.2 to the making of the applicable Refunded Swing Line Loans or other unpaid Swing Line Loans, were not satisfied at the time such Refunded Swing Line Loans or unpaid Swing Line Loans were made; and (B) the Swing Line Lender shall not be obligated to make any Swing Line Loans (1) if it has elected not to do so after the occurrence and during the continuation of a Default or Event of Default or (2) at a time when any Lender is a Defaulting Lender unless the participations therein have been reallocated in the manner specified in Section 2.19(a)(iv) above or, if not so reallocated, the Swing Line Lender has entered into arrangements reasonably satisfactory to it and the Borrower to eliminate the Swing Line Lender’s risk with respect to the Defaulting Lender’s participation in such Swing Line Loan, including by Cash Collateralizing such Defaulting Lender’s Pro Rata Share of the outstanding Swing Line Loans.

(c)Resignation and Removal of Swing Line Lender. So long as a replacement Swing Line Lender reasonably acceptable to the Borrower has been identified and has agreed to assume the responsibilities of the Swing Line Lender, the Swing Line Lender may resign as the Swing Line Lender upon thirty days prior written notice to the Administrative Agent, the Lenders and the Borrower. The Swing Line Lender may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Swing Line Lender (provided that no consent of the replaced Swing Line Lender will be required if the replaced Swing Line Lender is a Defaulting Lender or has no Swing Line Loans outstanding or such Swing Line Loans will be prepaid on the effective date of such removal) and the successor Swing Line Lender. The Administrative Agent shall notify the Lenders of any such replacement of the Swing Line Lender. At the time any such replacement or resignation shall become effective, the Borrower shall prepay any outstanding Swing Line Loans made by the resigning or removed Swing Line Lender. From and after the effective date of any such replacement or resignation, (x) any successor Swing Line Lender shall have all the rights and obligations of a Swing Line Lender under this Agreement with respect to

Swing Line Loans made thereafter and (y) references herein to the term “Swing Line Lender” shall be deemed to refer to such successor or to any previous Swing Line Lender, or to such successor and all previous Swing Line Lenders, as the context shall require.

(d)If the Maturity Date shall have occurred in respect of any Class of Revolving Commitments at a time when another Class or Classes of Revolving Commitments is or are in effect with a longer Maturity Date, then on the earliest occurring Maturity Date all then outstanding Swing Line Loans shall be repaid in full on such date (and there shall be no adjustment to the participations in such Swing Line Loans as a result of the occurrence of such Maturity Date); provided, however, that if on the occurrence of such earliest Maturity Date (after giving effect to any repayments of Revolving Loans and any reallocation of Letter of Credit participations as contemplated in Section 2.3(c)), there shall exist one or more Classes of sufficient unutilized Revolving Commitments so that the respective outstanding Swing Line Loans could be incurred pursuant to such Revolving Commitments which will remain in effect after the occurrence of such Maturity Date, then there shall be an automatic adjustment on such date of the participations in such Swing Line Loans and same shall be deemed to have been incurred solely pursuant to the relevant Revolving Commitments, and such Swing Line Loans shall not be so required to be repaid in full on such earliest Maturity Date.

2.24	Bankers’ Acceptances and BA Equivalent Notes.

(a)Acceptances and Drafts.

(i)    Each Revolving Lender severally agrees, on the terms and conditions of this Agreement and from time to time on any Business Day prior to the applicable Maturity Date (A) in the case of a Revolving Lender which is able to accept Drafts, to create acceptances (“Bankers’ Acceptances”) by accepting Drafts and to purchase such Bankers’ Acceptances in accordance with Section 2.24(c)(ii)(A) hereof, and (B) in the case of a Revolving Lender that is unable to accept Drafts (each, a “BA Equivalent Lender”), to purchase completed Drafts (which have not and will not be accepted by such Revolving Lender or any other Revolving Lender) in accordance with Section 2.24(c)(ii)(B) hereof; provided that, after giving effect to the creation or purchase of any Bankers’ Acceptances or the purchase of any Drafts,
(x) the Total Utilization of Revolving Commitments shall not exceed the Revolving Commitments then in effect and (y) the aggregate Outstanding Amount of the Revolving Loans of any Lender, plus both (i) such Lender’s Pro Rata Share of the Outstanding Amount of any BA Exposure and (ii) such Lender’s Pro Rata Share of the Outstanding Amount of L/C Obligations, shall not exceed such Lender’s Revolving Commitment then in effect.

(ii)    If the Administrative Agent determines that the Bankers’ Acceptances to be created and purchased or Drafts to be purchased on any Drawing (upon a conversion or otherwise) will not be created and purchased ratably by the applicable Revolving Lenders in accordance with clause (a)(i) above, then the requested face amount of Bankers’ Acceptances and Drafts shall be reduced to such lesser amount as the Administrative Agent determines will permit ratable sharing and the amount by which the requested face amount shall have been so reduced shall be converted or continued, as the case may be, as a Canadian Prime Rate Loan to be made contemporaneously with the Drawing by the applicable Revolving Lenders.

(b)Form of Drafts. Each Draft presented by a Borrower shall (i) be in a minimum amount of Cdn. $1,000,000 or in an integral multiple of Cdn. $100,000, (ii) be dated the date of the Drawing, which shall be a Business Day, and (iii) mature and be payable by such Borrower (in common with all other Drafts presented in connection with such Drawing) upon expiration of the applicable BA Period for such

Draft, or such other period as agreed upon by such Borrower and the Revolving Lenders, after the Drawing Date and on or prior to the applicable Maturity Date.

(c)	Procedures for Drawing.

(i)Each Drawing shall be made on notice (a “Drawing Notice”) given by the Borrower to the Administrative Agent not later than 12:00 p.m. (New York City time) at least two (2) Business Days in advance of such proposed Drawing. Each Drawing Notice shall be substantially in the form of Exhibit A-1, shall be irrevocable and binding on such Borrower and shall specify (A) the Drawing Date, (B) the aggregate face amount of Drafts to be accepted and purchased (or purchased, as the case may be), and (C) the BA Period for such Drafts. The Administrative Agent shall provide the applicable Revolving Lenders with notice of the calculations for the Drafts for each applicable Revolving Lender on or before 11:00
a.m. (Toronto time) on the Drawing Date.

(ii)Not later than 2:00 p.m. (Toronto time) on an applicable Drawing Date, each applicable Revolving Lender shall complete one or more Drafts in accordance with the Drawing Notice and either
(A)accept the Drafts and purchase the Bankers’ Acceptances so created for the Drawing Price, or (B) in the case of a BA Equivalent Lender, purchase the Drafts for the Drawing Price. In each case, upon receipt of the Drawing Price, the Administrative Agent shall make funds available to the Borrower in accordance with Section 2.2(b)(iv) of this Agreement.

(iii)The Borrower shall, at the request of a Revolving Lender, issue one or more non-interest bearing promissory notes (each, a “BA Equivalent Note”) payable on the date of maturity of the unaccepted Draft referred to below, in such form as the applicable Revolving Lender may specify and in a principal amount equal to the face amount of, and in exchange for, any unaccepted Drafts which such Revolving Lender has purchased or has arranged to have purchased in accordance with clause (c)(ii) above.

(iv)Bankers’ Acceptances purchased by a Revolving Lender may be held by it for its own account until the end of the relevant BA Period or sold by it at any time prior to that date in any relevant Canadian market in such Person’s sole discretion.

(d)Presigned Draft Forms/Power of Attorney. To facilitate acceptance of the Borrowings by way of Bankers’ Acceptances, the Borrower hereby appoints each Revolving Lender as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical or electronic signature as and when deemed necessary by such Revolving Lender, blank forms of Drafts. In this respect, it is each Revolving Lender’s responsibility to maintain an adequate supply of blank forms of Drafts for acceptance under this Agreement. The Borrower recognizes and agrees that all Drafts signed and/or endorsed on its behalf by a Revolving Lender in accordance with each Drawing Notice shall bind the Borrower fully and effectively as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Revolving Lender is hereby authorized to issue such Drafts endorsed in blank in such face amounts as may be determined by such Revolving Lender; provided, that the aggregate amount thereof is equal to the aggregate amount of Bankers’ Acceptances required to be accepted and purchased by such Revolving Lender. No Revolving Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument, except the bad faith, gross negligence or willful misconduct of such Revolving Lender. Each Revolving Lender shall maintain a record with respect to Bankers’ Acceptances held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at the respective maturities. Each Revolving Lender agrees to provide such records to the Borrower at such Borrower’s expense upon written request.

(e)Drafts drawn by a Borrower to be accepted as Bankers’ Acceptances shall be signed by a duly authorized officer or officers of such Borrower or by its attorneys. Notwithstanding that any Person whose signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Borrower at the time of issuance of a Bankers’ Acceptance; that signature shall nevertheless be valid and sufficient for all purposes as if the authority had remained in force at the time of issuance and any Bankers’ Acceptance so signed shall be binding on the Borrower.

(f)Each Revolving Lender will exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise such Borrower of the number and designations, if any, of uncompleted Drafts held by it for such Borrower. The signature of any officer of a Borrower on a Draft may be mechanically or electronically reproduced and BA Instruments bearing a facsimile or electronic signature shall be binding upon such Borrower as if they had been manually signed.

(g)	Payment, Conversion or Renewal of BA Instruments.

(i)Upon the maturity of a BA Instrument at the end of its BA Period, the Borrower may (A) elect to issue a replacement BA Instrument by giving a Drawing Notice in accordance with Section 2.24(c)(i) hereof, (B) elect to have all or a portion of the face amount of the BA Instrument converted to a Canadian Prime Rate Loan by providing to the Administrative Agent a Drawing Notice in accordance with Section 2.2, or (C) pay, on or before 10:00 a.m. (Toronto time), an amount in Canadian Dollars equal to the face amount of the BA Instrument (notwithstanding that the Revolving Lender may not be the holder of it at maturity). Any such payment shall satisfy the Borrower’s obligations under the BA Instrument to which it relates and the relevant Revolving Lender shall then be solely responsible for the payment of the BA Instrument.

(ii)If the Borrower fails to pay any BA Instrument when due or issue a replacement in the face amount of such BA Instrument pursuant to clause (e)(i) above, the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the applicable Revolving Lenders ratably and shall bear interest calculated and payable as provided in Section 2.6. This conversion shall occur as of the due date and without any necessity for the Borrower to give a Drawing Notice.

(iii)Upon the maturity of a BA Instrument, if a Default or an Event of Default has occurred and is continuing, the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the applicable Revolving Lenders ratably and shall bear interest calculated and payable as provided in Section 2.6. Such conversion shall occur as of the due date and without any necessity for the Borrower to give a Drawing Notice.

(h)	Circumstances Making Bankers’ Acceptances Unavailable.

(i)If, at any time, the Administrative Agent determines (acting reasonably) that there is no market for Bankers’ Acceptances for the term requested by a Borrower or at all or that the applicable Revolving Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, (A) the right of the Borrower to request a Drawing shall be suspended until the circumstances causing a suspension no longer exist, and (B) any Drawing Notice which is outstanding shall be cancelled and the requested Drawing shall not be made.

(ii)    The Administrative Agent shall promptly notify the Borrower in writing of the suspension of the Borrower’ right to request a Drawing and of the termination of any suspension.

(i)	Prepayment/Repayment of Bankers’ Acceptance Loans.

(i)Notwithstanding anything to the contrary in this Agreement, the Borrower may not prepay a Bankers’ Acceptance Loan prior to expiration of the BA Period thereof, provided that Bankers’ Acceptance Loans may be Cash Collateralized on terms and conditions acceptable to the Administrative Agent. Any amount otherwise required by the terms of this Agreement to be applied to the repayment of outstanding Bankers’ Acceptance Loans shall be paid by the Borrower to the Administrative Agent and held by the Administrative Agent for the account of the applicable Revolving Lenders and applied to the repayment of the applicable Bankers’ Acceptance Loans at the end of the BA Period applicable thereto.

(ii)Notwithstanding anything to the contrary set forth herein, the Borrower shall not be permitted to request a Bankers’ Acceptance Loan at any time a Default or Event of Default has occurred and is continuing (and upon such event, any outstanding Bankers’ Acceptance Loans shall be converted into Canadian Prime Rate Loans at the end of the BA Period applicable thereto).

SECTION 3.    CONDITIONS PRECEDENT

3.1Closing Date. The obligation of each Lender or L/C Issuer, as applicable, to make Credit Extensions on the Closing Date shall not become effective until the date on which each of the following conditions is satisfied (or waived), in each case, as determined by each Arranger:

(a)Credit Documents. The Administrative Agent shall have received (i) this Agreement, the Acquisition Agreement, each Fee Letter, the Intra-Group Subordination Agreement, the Closing Date Collateral Documents, in each case, duly executed and delivered by an Authorized Officer of each Credit Party that is a party thereto and (ii) for the account of each Lender that has requested the same at least three (3) Business Days prior to the Closing Date, a Note executed and delivered by an Authorized Officer of the Borrower.

(b)Funding Notice. Prior to the Closing Date, the Administrative Agent shall have received a Funding Notice meeting the requirements of Section 2.1.

(c)Transactions. The following transactions shall have been consummated or, substantially simultaneously with the initial Credit Extensions on the Closing Date, shall be consummated:

(i)the Acquisition, in accordance with the Acquisition Agreement, and no provision (other than with respect to amendments to permit an acquisition vehicle to acquire the Target) of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified (including any consent thereunder) in a manner material and adverse to the Lenders without the consent of the Arrangers (such consent not to be unreasonably withheld, delayed or conditioned); provided, that (x) any increase in the purchase price shall not be deemed to be materially adverse to the Lenders or the Arrangers if it is solely funded by equity or internally-generated cash of the Borrower, and (y) any decrease in the purchase price of less than 10% shall be deemed not materially adverse to the Lenders or the Arrangers provided that such reduction of the purchase price is allocated first, to a reduction in the amounts to be funded under the 9.50% Senior Notes until the aggregate principal amount thereof is $250,000,000 and second, to a reduction in the amounts to be funded under the Initial Term Loan Commitment;

(ii)	the issuance and sale of the 9.50% Senior Notes;

(iii)	the making of the Extended Bridge Loans;

(iv)	the Equity Offering;

(v)	the making of the Equity Bridge Loans;

(vi)	the payment of the Cash Consideration; and

(vii)	the Refinancing.

(d)Financial Statements. (i) The Arrangers shall have received (1) IFRS audited consolidated balance sheets and related statements of income and comprehensive income, changes in stockholders’ equity and cash flows of the Borrower for the most recent Fiscal Year ended at least ninety (90) days prior to the Closing Date, (2) consolidated balance sheets and related statements of income and comprehensive income, changes in equity and cash flows of the Borrower for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 45 days before the Closing Date and (3) a pro forma consolidated balance sheet of the Borrower as of the end of the most recent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and a pro forma statement of operations of the Borrower (in each case, after giving effect to the Transactions, the other transactions related thereto and such other adjustments as are reflected in the agreed financial model and prepared in accordance with applicable disclosure requirements) for (A) the most recent Fiscal Year and (B) the most recent fiscal quarter ended at least forty-five (45) days prior to the Closing Date ending on the date of such balance sheet.

(ii)    In addition, the Arrangers shall have received: (1) the consolidated financial statements of the Target, prepared in accordance with IFRS, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows audited in respect of the Target’s fiscal year ended December 31, 2014 and audited or reviewed in respect of the Target’s fiscal year ended December 31, 2013, and (B) an audited consolidated statement of financial position or balance sheet as at December 31, 2014 and an audited or reviewed consolidated statement of financial position or balance sheet December 31, 2013; and (2) unaudited consolidated interim financial statements of the Target, prepared in accordance with IFRS, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows for the most recently completed interim period following December 31, 2014 (i.e., the period commencing on January 1, 2015 and ending nine, six or three months before December 31, 2015) ended at least forty-five (45) days prior to the Closing Date and the comparable interim period in the preceding fiscal year and (B) a consolidated statement of financial position or balance sheet as at the last day of the most recently completed interim period following December 31, 2014 that ended at least forty-five (45) days prior to the Closing Date and as at the last day of the comparable interim period in the preceding fiscal year (which shall have been reviewed by the independent auditors for the Target under customarily applicable standards).

(e)Fees. All accrued and reasonable costs, fees and expenses (including legal fees and expenses and the fees and expenses of any other advisors) and other compensation due and payable to the Administrative Agent, the Arrangers and the Lenders shall have been paid to the extent due and payable and to the extent invoiced a reasonable period of time prior to the Closing Date.

(f)Solvency Certificate. The Administrative Agent shall have received the Solvency Certificate duly executed by a Financial Officer of the Borrower.

(g)Closing Deliverables. The Administrative Agent shall have received a certificate of an Authorized Officer of each Credit Party listed on the signature pages hereto dated the Closing Date and certifying:

(i)that attached thereto is a true and complete copy of the Organizational Documents of such Credit Party, (1) in the case of a corporation or limited liability company, certified as of a recent date by the Secretary of State (or other similar official of the applicable Governmental Authority where such certification is available) of the jurisdiction of its organization or (2) otherwise certified by the company secretary or assistant company secretary or a director of such Credit Party or another Person duly authorized by the constituent documents of such Credit Party, in each case with a certification that such governing document has not been amended since the date of the last amendment disclosed pursuant to this subclause (g)(i);

(ii)that attached thereto is a certificate as to the good standing (or equivalent document to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Credit Party as of a recent date from the Secretary of State (or other similar official of the jurisdiction of its organization, to the extent readily available in the relevant jurisdiction);

(iii)that attached thereto, for each Luxembourg Domiciled Credit Party, is an up-to-date copy of an extract from the Luxembourg Trade and Companies Register;

(iv)for each Luxembourg Domiciled Credit Party, that it is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de crédit), and no application has been made by that Luxembourg Domiciled Credit Party or, by any other entitled person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings; and that no petition for the opening of such proceedings has been presented by that Luxembourg Domiciled Credit Party or by any other person entitled to do so;

(v)that attached thereto, for each Jersey Domiciled Credit Party, is the consent of the Jersey Financial Services Commission pursuant to the Control of Borrowing (Jersey) Order 1958 to issues shares in respect of such Jersey Domiciled Credit Party;

(vi)	[reserved];

(vii)that attached thereto is a true and complete copy of resolutions and/or minutes duly adopted by the Board of Directors and/or, as applicable (in the case of a unanimous shareholder declaration), the shareholder(s), of such Credit Party authorizing
(A)the Transactions and the execution, delivery and performance of the Credit Documents to which it is a party or any other document delivered in connection herewith and that such resolutions and/or minutes have not been modified, rescinded or amended and are in full force and effect and (B) a named Person or persons to sign such Credit Documents and any documents to be delivered by such Credit Party pursuant thereto;

(viii)that in the case of a Credit Party incorporated in England and Wales, a copy of a resolution signed by all the holders of the issued shares in such Credit Party, approving the terms of, and the transactions contemplated by, the Credit Documents to which such Credit Party is a party;

(ix)	[reserved];

(x)as to the incumbency and specimen signature of each Authorized Officer executing the Credit Documents or any other document delivered in connection herewith on behalf of such Credit Party;

(xi)that the borrowing, guaranteeing or securing (as applicable) of the Facilities would not breach any borrowing, guarantee or security limit binding on it;

(xii)[reserved]; and

(xiii)that the copies of the conditions precedent documents provided by it are correct, complete and in full force and effect and have not been amended or superseded as at a date no earlier than the date of this Agreement.

(h)	Legal Opinions. The Arrangers shall have received:

(i)a customary legal opinion of Sullivan & Cromwell LLP, New York counsel to the Borrower;

(ii)a customary legal opinion of Fasken Martineau LLP, Canadian counsel to the Borrower;

(iii)a customary legal opinion of Appleby Global, Jersey counsel to the Borrower;

(iv)a customary legal opinion of AMMC Law S.A., Luxembourg counsel to the Borrower;

(v)a customary legal opinion of Allen & Overy LLP, English counsel to the Arrangers, Agents and Lenders; and

(vi)a customary legal opinion of Ogier, Jersey counsel to the Arrangers, Agents and Lenders;

(i)Pledged Equity Interests; Pledged Notes. Except as otherwise agreed by the Administrative Agent or as specified under or pursuant to any Security Agreement, the Collateral Agent shall have received (i) the certificates (or share certificates (duly endorsed in blank), in respect of any Equity Interests in a limited liability company incorporated in Sweden) representing the Equity Interests pledged pursuant to the Security Agreements (if such Equity Interests are certificated) and outstanding on the Closing Date, together with an undated stock power for each such certificate or other instrument of transfer and bought and sold notes required to effect transfer of pledged Equity Interests, in each case, executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note required to be delivered by the Credit Parties pursuant to the Security Agreements endorsed in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(j)Security Interests. The Administrative Agent shall have received the results of a search of the UCC, PPSA (or equivalent, if any), intellectual property, tax and judgment lien filings made with respect to the Credit Parties in the applicable jurisdictions for each Credit Party and copies of the financing statements (or similar documents, if any) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 6.2 or have been or will contemporaneously with the initial funding of the Loans on the Closing Date be released or terminated. Each document (including any UCC or PPSA financing statement (or similar documents) and intellectual property security agreements) required by the Collateral Documents or reasonably requested by the Administrative Agent (subject to the terms of each Security Agreement) to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Permitted Liens), shall have been filed, registered or recorded or shall have been delivered to the Administrative Agent in proper form for filing, registration or recordation. The Administrative Agent and, to the extent relevant, the Collateral Agent shall have received a copy of all notices required to be sent under the Collateral Documents executed by the relevant Credit Parties duly acknowledged by the addressee.

(k)Know Your Customer and Other Required Information. The Administrative Agent shall have received, no later than three (3) Business Days prior to the Closing Date, all documentation and other information about the Credit Parties that is required by bank regulatory authorities under applicable “know your customer,” anti-terrorist financing, government sanction and anti-money laundering rules, guidelines, orders and regulations including the U.S.A. PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “AML Legislation”) to the extent reasonable and customary and requested in writing by the Administrative Agent and the Arrangers at least ten (10) Business Days prior to the Closing Date.

(l)Officer’s Certificate as to Certain Representations, Warranties and Undertakings. The Administrative Agent shall have received a closing certificate, signed by a Responsible Officer of the Borrower, dated the Closing Date, certifying that:

(i)the Acquisition Agreement contains all the material terms of the Acquisition;

(ii)no Major Event of Default is continuing or would result from the proposed utilization;

(iii)	all the Major Undertakings have been complied with;

(iv)all the Major Representations are true in all material respects or, in the case of a relevant Major Representation that is already qualified by materiality, are true;

(v)after utilizing the Facilities that are available on the Closing Date and together with cash on hand, the proceeds of the 9.50% Senior Notes, the proceeds of the Extended Bridge Loans, the proceeds of the Equity Offering and the proceeds of the Equity Bridge Loans, the Borrower will have sufficient funds necessary to satisfy and pay for the cash component of the Acquisition to acquire all of the Target shares pursuant to the Acquisition Agreement, effect the Refinancing and to pay all Transaction Costs; and

(vi)none of the corporate authorizations referred to in Section 3.1(g)(vii) have been amended, revoked, superseded or invalidated as at the Closing Date.

(m)	Additional Deliverables. The Lenders shall have received:

(i)	the following due diligence reports and related signed non-reliance letters:

(a)	the financial due diligence report prepared by Ernst & Young LLP;

(b)	the legal due diligence reports prepared by Sullivan & Cromwell LLP and Simmons & Simmons LLP; and

(c)	the industry due diligence report prepared by L.E.K. Consulting,

in each case, in form and substance satisfactory to the Administrative Agent and provided on a non-reliance basis to the Lenders subject to the conditions set forth in the applicable non-reliance letter.

(ii)
for each Credit Party that is incorporated in England and Wales, evidence that such Credit Party has done all that is necessary to comply with sections 677 to 683 of the Companies Act 2006 in order to enable such Credit Party to enter into the Credit Documents and perform its obligations under the Credit Documents.

(iii)	[Reserved].

(iv)	a copy of the following, in each case in a form and substance reasonably satisfactory to the Administrative Agent:

(a)	the base case model relating to the Borrower and its subsidiaries pro forma the Acquisition;

(b)
a funds flow statement, which shall be deemed satisfactory to such Administrative Agent in the event it matches the funds flow structure contemplated by the Commitment Letter and any attachments thereto in all material respects;

(c)	a group structure chart reflecting the Borrower and its subsidiaries post-Acquisition;

(d)	a letter from the Authorized Agent, in form and substance satisfactory to the Administrative Agent, addressing such matters as contemplated by Section 10.15(c)(i); and

(e)	a tax and structure memorandum prepared by Ernst & Young LLP.

For purposes of determining whether the conditions specified in this Section 3.1 have been satisfied, by releasing its signature page hereto, the Administrative Agent and each Lender shall be deemed to have consented to, approved or accepted or waived, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be.

3.2Conditions to Any Credit Extension After the Closing Date. Subject to Section 2.20 (with respect to Incremental Loans), the obligation of each Lender to make any Loan or each L/C Issuer to issue any Letter of Credit, on any Credit Date (other than the Closing Date), are subject to the satisfaction (or waiver), of the following conditions precedent:

(a)Administrative Agent shall have received a fully executed and delivered Funding Notice or Letter of Credit Application (a true and correct copy of which shall also have been received by the applicable L/C Issuer), as the case may be;

(b)after making the Credit Extensions requested on such Credit Date, the Total Utilization of Revolving Commitments shall not exceed the Revolving Commitments then in effect;

(c)as of such Credit Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

(d)as of such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable Credit Extension that would constitute a Default or an Event of Default.

SECTION 4.    REPRESENTATIONS AND WARRANTIES

In order to induce Agents, Lenders and L/C Issuers to enter into this Agreement and to make each Credit Extension to be made thereby, the Borrower, with respect to itself and each of its Restricted Subsidiaries, represents and warrants (other than on the Closing Date, with respect to Section 4.6) to each Agent, Lender and L/C Issuer that the following statements are true and correct:

4.1Organization; Powers. Each of the Borrower and its Restricted Subsidiaries (a) is a limited liability company, corporation or partnership duly organized (or incorporated, as applicable) and validly existing under the laws of the jurisdiction of its organization (or incorporation, as applicable), (b) is in good standing (or, if applicable in a foreign jurisdiction, enjoys the equivalent status to the extent such equivalent status exists under the laws of any foreign jurisdiction of organization) under the laws of its jurisdiction of organization and has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where such qualification is required and (d) has the power and authority to execute, deliver and perform its obligations under each of the Credit Documents to which it is a party and, in the case of the Borrower, to borrow and otherwise obtain credit hereunder; except in each case referred to in clauses (b) (other than with respect to the Borrower to the extent existing under the laws of Canada or a province thereof) and (c) where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.2Authorization. The execution, delivery and performance by each of the Credit Parties of each of the Credit Documents to which it is a party and the borrowings hereunder (a) have been duly authorized by all corporate, stockholder or limited liability company or partnership or organizational action required to be obtained by such Credit Party and (b) will not (A) violate (i) any provision of applicable law, statute, rule or regulation, (ii) any provision of the certificate or articles of incorporation, articles of association or other constitutive documents or by-laws of such Credit Party, (iii) any applicable order of any court or any rule, regulation or order of any Governmental Authority that has jurisdiction over such Credit Party or (iv) any provision of any indenture, certificate of designation for preferred stock, agreement or other instrument to which such Credit Party is a party or by which any of them or any of their property is or may be bound or (B) be in conflict with, result in a breach of or constitute a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) under any such indenture, certificate of designation for preferred stock, agreement or other instrument, where any such conflict, violation, breach or default referred to in clause (b)(A)(i) or (iv) or (b)(B), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3Enforceability. The Credit Documents have been duly executed and delivered by each Credit Party that is a party thereto and constitute the legal, valid and binding obligations of such Credit Party and are enforceable against each such Credit Party in accordance with their respective terms, subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (c) implied covenants of good faith and fair dealing.

4.4Governmental Approvals; Third-Party Consents. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority or third party is or will be required in connection with the Transactions, the perfection or maintenance of the Liens created under the Collateral Documents (other than Liens with respect to Intellectual Property, the perfection of which is addressed in Section 4.17(c)) or the exercise by any Agent or any Lender of its rights under the Credit Documents or the remedies in respect of the Collateral, except for (a) the filing of UCC and PPSA financing statements (or similar documents), (b) filings with the United States Patent and Trademark Office and the United States Copyright Office, the Canadian Intellectual Property Office, the Intellectual Property Office of the United Kingdom, the World Intellectual Property Organization, the European Patent Office and the Office for Harmonization in the Internal Market, (c) recordation of any mortgages (including at the Land Registrar Land Charges Registry in England and Wales), (d) in respect of any U.K. Domiciled Credit Party, registrations at Companies House in England, (e) such as have been made or obtained and are in full force and effect, (f) such other actions, consents and approvals with respect to which the failure to be obtained or made would not reasonably be expected to have a Material Adverse Effect and (g) filings or other actions listed on Schedule 4.4.

4.5Financial Statements. The financial statements referenced in Section 3.1(d)(i), together with the unqualified auditor’s reports thereon in the case of annual audited financial statements referred to therein, fairly present in all material respects the consolidated financial condition of Borrower as of the date thereof and its financial performance and cash flows for the periods covered thereby in accordance with IFRS, except as otherwise expressly noted therein. The pro forma financial statements referenced in Section 3.1(d)(ii) have been properly computed and presented based on reasonable assumptions and appropriate adjustments to give effect to the Transactions.

4.6No Material Adverse Effect. Since December 31, 2014, there has been no event, development or circumstance that has had a Material Adverse Effect.

4.7Title to Properties. Each of the Borrower and the Restricted Subsidiaries has valid fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its owned or leased material real properties and has good, valid and marketable title to its personal property and assets, except where the failure to have such title, interests or easements would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such properties and assets fee-owned (or in jurisdictions where no fee-owned concept is applicable, owned) by any Credit Party, are free and clear of Liens, other than (i) Liens and encumbrances permitted by Section 6.2, and (ii) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries.

4.8	Equity Interests and Ownership of Subsidiaries.

(a)Schedule 4.8 sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each subsidiary of the Borrower and, as to each such subsidiary, the percentage of each class of Equity Interests owned by the Borrower or any such subsidiary.

(b)As of the Closing Date, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Equity Interests of any of its Restricted Subsidiaries.

4.9	Litigation; Compliance with Laws.

(a)As of the Closing Date, except as set forth on Schedule 4.9, there are no actions, suits or proceedings at law or in equity or, to the knowledge of the Borrower, investigations by or on behalf of any Governmental Authority or in arbitration now pending, or, to the knowledge of the Borrower, threatened in writing against the Borrower or its Restricted Subsidiaries: (i) that involve any Credit Document or (ii) as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)None of the Borrower or its Restricted Subsidiaries or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any law, rule or regulation, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.10	Federal Reserve Regulations.

(a)None of the Borrower or any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b)No part of the proceeds of any Loan will be used by the Credit Parties, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board of Governors, including Regulation U or Regulation X.

4.11Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

4.12	Use of Proceeds.

(a)The proceeds of the Revolving Loans will be used (1) on the Closing Date (x) to fund Transactions Costs in an amount not to exceed $20,000,000 and (y) to fund any original issue discount or upfront fees in connection with the “flex” provisions in the Fee Letter and (2) after the Closing Date, for working capital and general corporate purposes (including Permitted Acquisitions).

(b)The Borrower shall use the proceeds of the Term Loans made on the Closing Date (x) to pay, directly or indirectly, the consideration for the Acquisition, (y) to finance the Refinancing and (z) to fund the Transaction Costs.

4.13Tax Returns. Except as would not reasonably be expected to have a Material Adverse Effect, each of the Borrower and its Restricted Subsidiaries (i) has timely filed or caused to be timely filed (after giving effect to all extensions) all Tax returns required to have been filed by it and each such Tax return is true and correct in all material respects and (ii) has timely paid or caused to be timely paid all Taxes shown thereon to be due and payable by it and all other Taxes or assessments, except Taxes or assessments that are being contested in good faith by appropriate proceedings in accordance with Section
5.3 and for which the Borrower or its Restricted Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with IFRS.

4.14No Material Misstatements.

(a)All written information (other than the Projections, estimates, forecasts, forward looking information and information of a general economic nature or general industry nature) (the “Information”) concerning the Borrower or any of its Restricted Subsidiaries (but as of the Closing Date, only to the knowledge of the Borrower with respect to any Restricted Subsidiary that was not a subsidiary of the Borrower prior to the Closing Date) or the Transactions (but only to the knowledge of the Borrower for all Information as it relates to the Target) and otherwise furnished by or on behalf of the foregoing or their representatives and made available to any Lender or the Administrative Agent in connection with the Transactions for use in evaluating the Transactions or the other transactions contemplated hereby, when taken as a whole, was true and correct in all material respects as of the date such Information was furnished to the Lenders and as of the Closing Date and did not, taken as a whole, contain any untrue statement of a material fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in any material respect in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto delivered to the Arrangers prior to such time).

(b)The Projections, estimates, forecasts and forward-looking information (other than information of a general economic nature or general industry nature) furnished by or on behalf of the Borrower or its Restricted Subsidiaries and furnished to the Administrative Agent or Lenders have been prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time made and at the time such Projections were furnished (it being understood that actual results may vary materially from the Projections) and as of the Closing Date.

4.15	Employee Benefit Plans.

(a)(i) The Borrower and each of its subsidiaries are in compliance with all applicable provisions and requirements of all applicable laws, rules and regulations with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan, (ii) each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service indicating that such Employee Benefit

Plan is so qualified and, to the knowledge of the Borrower, nothing has occurred subsequent to the issuance of such determination letter which could cause such Employee Benefit Plan to lose its qualified status, (iii) no liability to the PBGC (other than required premium payments), the Internal Revenue Service, any Employee Benefit Plan or any trust established under Title IV of ERISA has been or is expected to be incurred by the Borrower, any of its subsidiaries or any of their ERISA Affiliates, (iv) no ERISA Event has occurred or, to the knowledge of the Borrower, is reasonably expected to occur, (v) the Borrower, each of its subsidiaries and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan and (vi) all contributions required to be made under any Canadian Pension Plan have been timely made; in each case, except as would not reasonably be expected to result, in the aggregate, in a Material Adverse Effect.

(b)As at the Closing Date, none of the Borrower or any of its subsidiaries sponsors, administers, contributes to, participates in or has any liability in respect of any Canadian Pension Plan.

4.16Environmental Matters. Except as set forth on Schedule 4.16, neither the Borrower nor any of its Restricted Subsidiaries is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor any of its subsidiaries has received any letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. There are and, to each of the Borrower’s and its subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, neither the Borrower nor any of its subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any facility, and none of the Borrower’s or any of its Restricted Subsidiaries’ operations involves the treatment, storage or disposal (“TSD”) of hazardous waste, such as could subject it to regulation as a TSD facility as defined under 40 C.F.R. Parts 260-270 or any state equivalent. Both the Borrower and the Restricted Subsidiaries are, and for the past two years, have been, in compliance in all material respects with all Environmental Laws, and future compliance with all requirements pursuant to or under Environmental Laws would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Borrower and each of its subsidiaries, no event or condition has occurred or is occurring with respect to the Borrower or any of its subsidiaries relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect.

4.17	Collateral Documents.

(a)Subject to laws affecting creditors’ rights generally, each Lien under each Collateral Document (including the Pledge and Security Agreement, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Luxembourg Pledge Agreements, the Swedish Security Agreements, the Swiss Pledge and Security Agreements and the English Security Agreements) creates the Lien which it is expressed to create with the ranking and priority it is expressed to have over the property which it is expressed to apply, subject to the Permitted Liens.

(b)Each of the Pledge and Security Agreement, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Luxembourg Pledge Agreements, the Swedish Security Agreements, the Swiss Pledge and Security Agreements and the English Security Agreements, is effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the pledged collateral described in each of the Pledge and Security Agreement, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Luxembourg Pledge Agreements, the Swedish Security Agreements, the Swiss Pledge and Security Agreements and the English Security Agreements, when certificates or promissory notes, as applicable, representing such pledged collateral are delivered to the Collateral Agent, and in the case of the other Collateral described in such Security Agreement (other than Intellectual Property), when financing statements and other filings and registrations specified in such Security Agreement are filed in the offices specified in such Security Agreement, the Collateral Agent (for the benefit of the Secured Parties) shall have a perfected Lien on, and security interest in, all right, title and interest of the Credit Parties in such Collateral (other than Intellectual Property, which is addressed in Section 4.17(c)) and, subject to Section 9-315 of the New York UCC in the case of the Pledge and Security Agreement (or any similar or equivalent legislation as in effect from time to time in the applicable jurisdiction), the proceeds thereof, as security for the Obligations to the extent perfection can be obtained by filing UCC financing statements (or similar documents, if any), in each case prior and superior in right to the Lien of any other Person, except for Permitted Liens, to the extent any such Permitted Lien would have priority over the Liens in favor of the Collateral Agent pursuant to applicable law or any contract).

(c)In the case of Collateral (described in each of the Pledge and Security Agreement, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Luxembourg Pledge Agreements, the Swedish Security Agreements, the Swiss Pledge and Security Agreements and the English Security Agreements) that consists of Intellectual Property, when the Pledge and Security Agreement or a short-form version thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (b) of this Section 4.17, the Collateral Agent (for the benefit of the Secured Parties) shall have, solely if and to the extent that a Lien on and security interest in such Intellectual Property can be perfected by such filings in such offices, a fully perfected Lien on, and security interest in, all right, title and interest of the Credit Parties thereunder in all such Intellectual Property in the United States, in each case prior and superior in right to the Lien of any other Person (except for Permitted Liens, to the extent any such Permitted Lien would have priority over the Liens in favor of the Collateral Agent pursuant to applicable law or any contract) (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a Lien on registered trademarks and patents, trademark and patent applications and registered copyrights and copyright applications applied for, acquired by, or issued to the Grantors (as defined in the Pledge and Security Agreement) after the Closing Date).

(d)Each Lien under each Swedish Security Agreement creates the Lien which it is expressed to create with the ranking and priority it is expressed to have over the property which it is expressed to apply, subject to (i) laws affecting creditors’ rights generally and any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to the Arrangers or any Agent as to Swedish law under Section 3, (ii) the due fulfillment of the applicable perfection requirements set out in such Swedish Security Agreement, and (iii) any Permitted Liens.

4.18Insurance. Schedule 4.18 sets forth a true, complete and correct description of all material casualty and liability insurance maintained by the Borrower and its subsidiaries as of the Closing Date. The Borrower and its Restricted Subsidiaries (after giving effect to all self-insurance) have insurance in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses of the same size and character as the business of the Borrower or the Restricted Subsidiary, as applicable, and, to the extent relevant, owning similar properties in localities where such Person operates.

4.19Solvency. On the Closing Date, after giving effect to the consummation of the Transactions, including the making of the Loans hereunder, the issuance and sale of the 9.50% Senior Notes and the issuance and the making of the Extended Bridge Loans and the Equity Bridge Loans and after giving effect to the application of the proceeds of such Indebtedness under such Transactions:

(a)the amount of the fair saleable value of the assets of the Borrower on a going concern basis exceeds the value of all liabilities of the Borrower, including contingent and other liabilities, as generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors;

(b)the amount of the fair saleable value of the assets of the Borrower on a going concern basis exceeds the amount that will be required to pay the probable liabilities of the Borrower on its existing debts (including contingent liabilities) as such debts become absolute and matured;

(c)the Borrower does not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and

(d)the Borrower will be able to pay its liabilities, including contingent and other liabilities, as they mature.

For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that could reasonably be expected to become an actual and matured liability.

4.20Acquisition Agreement. As of the Closing Date, the Acquisition Agreement is in full force and effect in accordance with the terms thereof.

4.21Intellectual Property. Except as set forth on Schedule 4.21 or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) to the knowledge of the Borrower, none of the Borrower or its Restricted Subsidiaries, nor the operation of their respective businesses, is infringing, misappropriating or otherwise violating any Intellectual Property of any Person,
(b) neither the Borrower nor any of its Restricted Subsidiaries has received any written notice that any claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened and (c) to the knowledge of the Borrower, no Person has infringed, misappropriated or violated any Intellectual Property owned by the Borrower or any of its Restricted Subsidiaries.

4.22	Anti-Terrorism Laws.

(a)No Credit Party is in material violation of any applicable law relating to Sanctions, terrorism or money laundering (“Anti-Terrorism Laws”), including, without limitation, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), the U.S.A. Patriot Act, the laws and regulations administered by OFAC, the Trading with the Enemy Act (12 U.S.C. §95), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the International Emergency Economic Powers Act (50 U.S.C. §§1701-1707).

(b)Neither any Credit Party, nor any Restricted Subsidiary, nor any of their respective officers or directors nor, to their knowledge, any of their respective employees or agents, is any of the following:

(i)a Prohibited Person or a Person controlled by, or acting for or on behalf of, any Person that is a Prohibited Person;

(ii)a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or

(iii)a Person who is located, incorporated, organized or ordinarily resident in a Sanctioned Jurisdiction.

(c)The use of proceeds of the Loans and the use of the Letters of Credit or the proceeds thereof by any Borrower or any Restricted Subsidiary will not violate any Anti-Terrorism Laws or any Anti-Corruption Laws.

4.23Anti-Corruption Laws. Neither any Credit Party nor any Restricted Subsidiary nor any of their respective officers or directors nor, to their knowledge, any of their employees or agents, has paid, offered, promised to pay, or authorized the payment of, directly or indirectly, any money or anything of value to any Foreign Official for the purpose of influencing any act or decision of such Foreign Official or of such Foreign Official’s Governmental Authority or to secure any improper advantage, for the purpose of obtaining or retaining business for or with, or directing business to, any Person, in each case in violation in any material respect of any applicable law in the jurisdictions in which it operates, including but not limited to the Foreign Corrupt Practices Act 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) and the Bribery Act of 2010 (United Kingdom), as amended (collectively, the “Anti-Corruption Laws”), or otherwise violated any Anti-Corruption Laws. The Borrower, on behalf of itself and each Credit Party, has implemented and maintains in effect policies and procedures designed to ensure compliance by the Borrower and the Credit Parties, its and their subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws.

4.24Undisclosed Liabilities. The Borrower and the Restricted Subsidiaries have no material obligations or liabilities, matured or unmatured, fixed or contingent, other than (i) those set forth or adequately provided for in the financial statements delivered to the Administrative Agent pursuant to this Agreement, (ii) those incurred in the ordinary course of business and not required to be set forth in the financial statements under IFRS, (iii) those incurred in the ordinary course of business since the date of the most recently delivered balance sheet, (iv) those incurred in connection with the execution of this Agreement and (v) those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.25Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (a) there are no strikes, lockouts, slowdowns or other labor disputes against any Credit Party pending or, to the knowledge of any Responsible Officer of the Borrower, threatened, (b) the hours worked by and payments made to employees of the Credit Parties and the subsidiaries are not, to the knowledge of any Responsible Officer of the Borrower, in violation of the Fair Labor Standards Act or any other applicable Federal, state, provincial, territorial, local or foreign law dealing with such matters, (c) there is, to the knowledge of any Responsible Officer of the Borrower, no union organization activity and (d) all payments due from any Credit Party or any subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Credit Party or such subsidiary to the extent required by IFRS or GAAP, as applicable, and each Credit Party has withheld and remitted all employee withholdings to be withheld or remitted by it and has made all employer contributions to be made by it, in each case pursuant to applicable law on account of employment insurance and employee income taxes and any other required payroll deduction. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any of the subsidiaries is a party or by which the Borrower or any of the subsidiaries is bound.

4.26Central Administration; COMI. For the purposes of the European Insolvency Regulation, the centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation of each Credit Party and each Material Subsidiary incorporated in the European Union) is situated in its jurisdiction of incorporation.

SECTION 5.    AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that, so long as the Revolving Commitments have not been terminated and until the payment in full of the principal of and interest on each Loan, cancellation or expiration (without any pending drawing) of all Letters of Credit, and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause its Restricted Subsidiaries to perform all covenants in this Section 5.

5.1Existence; Material Properties.

(a)Except as otherwise expressly permitted under this Agreement, (i) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and (ii) maintain all rights and franchises, licenses and permits material to the conduct of its business, in each case, except where the failure to so maintain would not reasonably be expected to result in a Material Adverse Effect.

(b)Do or cause to be done all things necessary to at all times maintain and preserve all material property necessary to the normal conduct of its business and keep such property in good repair, working order and condition (with ordinary wear and tear and any casualty or condemnation excepted), except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

5.2Insurance. Maintain casualty and liability insurance in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance) and, with respect to the Collateral, use commercially reasonable efforts to cause any material (i) property and property casualty insurance policies to be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable endorsement (or comparable provisions applicable in the relevant foreign jurisdiction) and (ii) liability policy to identify the Administrative Agent (on behalf of itself and the Secured Parties) as additional insured thereunder as its interest may appear, in each case in form and substance reasonably satisfactory to the Administrative Agent. Without limiting the generality of the foregoing, the Borrower will maintain or cause to be maintained flood insurance with respect to each Flood Hazard Property that is subject to a mortgage that is located in a community that participates in the National

Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Directors.

5.3Payment of Obligations. Pay and discharge promptly when due all obligations and liabilities (including, without limitation, Taxes imposed upon it or upon its income or profits or in respect of its property), before the same shall become delinquent or in default, as well as all lawful claims that, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (a) with respect to any such Tax so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and Borrower or the affected Restricted Subsidiary, as applicable, shall have set aside on its books adequate reserves to the extent required in accordance with IFRS with respect thereto, or (b) to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Timely file or cause to be timely filed (after giving effect to all extensions) all Tax returns required to be filed by it, except to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.4Financial Statements, Reports, Etc. Furnish to the Administrative Agent, who shall furnish to each Lender (including each Public Lender):

(a)(i) within 90 days after the end of each Fiscal Year, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Year and their consolidated financial performance and cash flows for such year and setting forth in comparative form the corresponding figures for the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Year, which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be audited by chartered professional accountants of recognized national standing in Canada (or equivalent) and accompanied by an opinion of such accountants (which opinion shall not be qualified as to scope of audit or as to the status of the Borrower or any Material Subsidiary as a going concern (other than, in the case of going concern, an explanatory note with respect to an upcoming maturity of any series of indebtedness, Loans or Commitments) to the effect that such consolidated financial statements present fairly, in all material respects, the financial position and financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (it being understood that the delivery by the Borrower of an Annual Report on Form 10-K, or the equivalent filed with the Canadian Securities Administrators and the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) website shall satisfy the requirements of this Section 5.4(a) to the extent such Annual Report includes the information specified herein);

(b)within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter ending March 31, 2016, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Quarter and the consolidated financial performance and cash flows for such Fiscal Quarter and the then-elapsed portion of the Fiscal Year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Quarter, all of which shall be in reasonable detail and which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be certified by a Financial Officer of the Borrower on behalf of the Borrower as fairly presenting, in all material respects, the financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (subject to normal year-end audit adjustments and the absence of footnotes) (it being understood that the delivery by the Borrower of a Quarterly Report on Form 10-Q or the equivalent filed with the SEDAR website shall satisfy the requirements of this Section 5.4(b) to the extent such quarterly reports include the information specified herein);

(c)within five (5) Business Days of any delivery of financial statements under paragraph (a) or (b) of this Section 5.4, a Compliance Certificate of a Financial Officer of the Borrower (i) certifying that no Event of Default or Default has occurred that is then continuing, except as set forth therein, (ii) setting forth the calculation of the Senior Secured Net Leverage Ratio (calculated on a Pro Forma Basis) for the twelve-month period ending at the end of such fiscal period and (iii) in connection with the financial statements delivered under Section 5.4(a), a certificate setting forth the calculation of Excess Cash Flow for the applicable Excess Cash Flow Period;

(d)within 90 days after the beginning of each Fiscal Year, a consolidated annual budget for such Fiscal Year, including a description of underlying assumptions with respect thereto, which budget shall in each case be accompanied by the statement of a Financial Officer of the Borrower to the effect that such budget is based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof;

(e)promptly, from time to time, such other customary information (which is readily available) regarding the operations, business affairs and financial condition of the Credit Parties and their Restricted Subsidiaries and their compliance with the terms of any Credit Document, in each case, as the Administrative Agent may reasonably request (for itself or on behalf of any Lender); and

(f)promptly upon becoming aware of the occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Borrower, any of its subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened in writing by the Internal Revenue Service, the Department of Labor, the PBGC or the applicable pension regulator in Canada with respect thereto.

5.5Litigation and Other Notices. Furnish to the Administrative Agent written notice (promptly after any Authorized Officer of the Borrower obtains actual knowledge thereof) of the following and which notice the Administrative Agent shall furnish to the Lenders:

(a)any Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto; and

(b)the filing or commencement of, or any written threat or written notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Borrower or any other Credit Party as to which an adverse determination is reasonably probable and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

5.6Compliance with Laws. Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including, without limitation, ERISA, the Anti-Corruption Laws and Anti-Terrorism Laws), except (other than in the case of Sanctions and Anti-Terrorism Laws) where the failure to do so would not reasonably be expected to result in a Material Ad-

verse Effect; provided that this Section 5.6 shall not apply to Environmental Laws, which are the subject of Section 5.10, or to laws related to Taxes, which are the subject of Section 5.3.

5.7Maintaining Records; Access to Properties and Inspections. Maintain adequate books of record and account in which full, true and correct entries in conformity in all material respects, with IFRS or GAAP, as applicable, shall be made of all dealings and transactions in relation to its business and activities and, upon at least ten (10) Business Days’ notice (or, if an Event of Default has occurred and is continuing, upon at least five (5) Business Days’ notice), permit the Administrative Agent to visit and inspect the financial records and the properties of the Borrower and its Restricted Subsidiaries at reasonable times to be agreed during normal business hours, up to twice a year (or, if an Event of Default shall have occurred and be continuing, such visit and inspection may occur from time to time), subject to (i) reasonable requirements of confidentiality, including requirements imposed by law or by contract and (ii) the rights of tenants (to the extent the tenants are not the Borrower or any of its subsidiaries), if applicable. The Borrower shall reimburse the Administrative Agent for its actual out-of-pocket costs incurred in connection with such visits or inspections following the occurrence and during the continuance of an Event of Default.

5.8Lender Calls. Following delivery of the annual financial statements pursuant to Section 5.4(a) or any quarterly financial statement pursuant to Section 5.4(b)), the Borrower shall hold an update call (which call shall take place promptly, but in any case within ten (10) Business Days following the delivery of such financial statements, and on a Business Day selected by the Borrower or on such other date as may be agreed with the Administrative Agent) with a Financial Officer of the Borrower and the Lenders to discuss the financial position, financial performance and cash flows of the Borrower and its Restricted Subsidiaries for the period covered by the applicable financial statements; provided, however, if the Borrower is holding a conference call open to the public to discuss such results, the Borrower will not be required to hold a separate call for the Lenders; provided, further, however, that the Borrower shall provide a supplemental call to the Lenders for the purpose of discussing any material non-public information not otherwise addressed during any such public call.

5.9	Use of Proceeds.

(a)Use the proceeds of the Loans in the manner set forth in Section 4.12;

(b)Ensure that no Credit Party will use the proceeds of the Loans or use the Letters of Credit in violation of any Anti-Terrorism Law or any Anti-Corruption Law; and

(c)No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that would entail a violation of Regulation T, Regulation U or Regulation X.

(d)No proceeds of the Loans received under this Agreement and/or the Letters of Credit and/or any other Credit Document will be used, directly or indirectly, in Switzerland, unless the Swiss Federal Tax Administration has confirmed in writing that such use of proceeds in Switzerland does not result in Swiss withholding tax consequences.

5.10Compliance with Environmental Laws. Comply with all Environmental Laws applicable to its operations and properties; and comply with and obtain and renew all material permits, licenses and other approvals required pursuant to Environmental Law for its operations and properties, except, in each case with respect to this Section 5.10, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.11	Further Assurances; Additional Security.

(a)(i) As promptly as practicable, and in any event within the time periods after the Closing Date specified in Schedule 5.11 (or such later date as the Administrative Agent reasonably agrees to in writing), the Borrower shall deliver, or cause to be delivered, the documents or take the actions specified on Schedule 5.11 and (ii) after the Closing Date, the Borrower or any other Credit Party shall execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents and recordings of Liens in stock registries), that may be required under any applicable law, or that the Administrative Agent or the Collateral Agent may reasonably request, to satisfy the Collateral and Guarantee Requirement and to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Borrower, and provide to the Administrative Agent and the Collateral Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent and the Collateral Agent as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents.

(b)If the Borrower or any Credit Party directly or indirectly acquires fee-owned real property after the Closing Date (with any fee-owned real property of (x) any Restricted Subsidiary that is acquired after the Closing Date and becomes a Credit Party, (y) any subsidiary that is designated a Restricted Subsidiary pursuant to a Subsidiary Redesignation and becomes a Credit Party and (z) any Immaterial Subsidiary that is designated a Material Subsidiary and becomes a Credit Party being deemed to have been acquired after the Closing Date) that has a fair market value of $10,000,000 or more on an individual basis at the time of acquisition of fee ownership of such real property (i) notify the Administrative Agent and provide the Administrative Agent with a complete description of such property (including its legal description) reasonably promptly following the acquisition thereof, (ii) cause each such fee-owned real property to be subject to a registered mortgage or deed of trust securing the Obligations, in form and substance reasonably acceptable to the Administrative Agent within ninety (90) days of the date of such acquisition (or such longer period as may be agreed by the Administrative Agent), (iii) obtain fully paid American Land Title Association Lender’s Extended Coverage title insurance policies (or local equivalent lender’s title insurance policies for real property outside of the United States) in form and substance, with endorsements (including zoning endorsements where available) and in amounts reasonably acceptable to the Administrative Agent (the “Mortgage Policies”), (iv) to the extent reasonably requested by the Administrative Agent, obtain American Land Title Association/American Congress on Surveying and Mapping form surveys (or local equivalent), dated no more than thirty (30) days before the date of their delivery to the Administrative Agent, certified to the Administrative Agent and the issuer of the Mortgage Policies in a manner reasonably satisfactory to the Administrative Agent, (v) obtain (A) customary, favorable opinions of local counsel or title insurance to the applicable Credit Parties (x) with respect to the enforceability and perfection of any such mortgage or deed of trust in the states or provinces in which such fee-owned real properties are located and (y) with respect to the valid existence, corporate power and authority of the applicable Credit Parties in the granting of such mortgage or deed of trust in the states, provinces or federal jurisdictions in which the Credit Parties party to such mortgages or deeds of trust are organized or formed or (B) title insurance, as applicable, (vi) if any such fee-owned real property is located within a “special flood hazard area” as determined by the Federal Emergency Management Agency, provide to the Administrative Agent (A) written acknowledgment by the applicable Credit Party of receipt of written notification from the Administrative Agent that such property is in a “special flood hazard area” and whether such property is participating in the National Flood Insurance Program and (B) evidence of such flood insurance as may be required under applicable law and otherwise consistent with the requirements of Section 5.2 and naming the Administrative Agent as sole loss payee on behalf of the Secured Parties or evidence of such other insurance required by the Administrative Agent, acting reasonably, in any other jurisdiction where a Credit Party acquires fee-owned real property subject to this provision and (vii) take, and cause the applicable Credit Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to perfect such Liens, including actions described in paragraph (a) of this Section 5.11, in each case, at the expense of the Credit Parties, subject to paragraph (e) of this Section 5.11.

(c)If any additional subsidiary of the Borrower (other than an Excluded Subsidiary) is formed or acquired after the Closing Date, within thirty (30) days after the date such subsidiary is formed or acquired (or such longer period as may be agreed by the Administrative Agent), notify the Administrative Agent and the Lenders thereof and, within sixty (60) days after the date such subsidiary is formed or acquired (or such longer period as the Administrative Agent shall agree), cause the Collateral and Guarantee Requirement to be satisfied with respect to such subsidiary and with respect to any Equity Interest in or Indebtedness of such subsidiary owned by or on behalf of the Borrower or any other Credit Party, subject to paragraph (e) of this Section 5.11.

(d)(i) In each case other than in connection with the Acquisition, furnish to the Administrative Agent within thirty (30) days thereafter written notice of any change in (A) corporate or organization name, (B) organizational structure; (C) organizational identification number (or equivalent), or (D) jurisdiction of formation, with respect to the Borrower and the other Credit Parties; provided that the Borrower shall not effect or permit any such change unless all filings have been made, or will have been made within any statutory period, under the UCC or otherwise that are required in order for the Administrative Agent to continue at all times following such change to have a valid, legal and perfected security interest in all Collateral (to the extent otherwise required hereunder) for the benefit of the applicable Secured Parties and (ii) promptly notify the Administrative Agent if any material portion of the Collateral is damaged or destroyed.

(e)The Collateral and Guarantee Requirement and the other provisions of this Section 5.11 need not be satisfied with respect to any Excluded Property or any exclusions and carve-outs from the perfection requirements set forth in the applicable Security Agreement.

(f)With respect to real property, no perfection steps shall be required by any means other than (1) solely with respect to any properties subject to any mortgages on fee-owned real property not excluded from the Collateral pursuant to this Agreement (“Required Mortgages”), fixture filings pursuant to the UCC in the applicable UCC filing office of the relevant jurisdiction in which such fee-owned real property is located and (2) the recording of Required Mortgages in the applicable county offices referred to in the foregoing clause (1).

Notwithstanding anything to the contrary in this Agreement, the Pledge and Security Agreement or any other Credit Document, (x) the Administrative Agent may grant extensions of time for, or waive the requirements to obtain, the creation or perfection of security interests in, or the obtaining of title insurance and surveys with respect to, particular assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Credit Parties on such date) where it determines, in consultation with the Borrower, that the cost, burden or consequences (including adverse Tax consequences) of obtaining or perfecting a security interest in such assets is excessive in relation to the practical benefit afforded thereby; and (y) Liens required to be granted from time to time pursuant to the Collateral Documents shall be subject to exceptions and limitations set forth in the Collateral Documents and, to the extent appropriate in the applicable jurisdictions, as otherwise agreed between the Administrative Agent and the Borrower.

5.12Maintenance of Ratings. Use commercially reasonable efforts to maintain at all times a credit rating by each of S&P and Moody’s in respect of the Initial Term Loans and a corporate rating by

S&P and a corporate family rating by Moody’s for the Borrower, in each case, with no requirement to maintain any specific minimum rating.

5.13COMI. With respect to each Credit Party subject to the European Insolvency Regulation, shall not, without the prior written consent of the Administrative Agent, change its centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation) from its jurisdiction of incorporation.

5.14Companies Act 2014 (Ireland). Each Irish Domiciled Credit Party shall comply in all respects with Sections 82 and 239 of the Companies Act 2014, including in relation to the execution of this Agreement, any other Credit Document(s) to which it is a party and the payment of amounts due under this Agreement or any other Credit Document(s) to which it is a party.

SECTION 6.    NEGATIVE COVENANTS

The Borrower covenants and agrees that, as long as the Revolving Commitments have not been terminated and until the payment in full of the principal of and interest on each Loan, the cancellation or expiration (without any pending drawing) of all Letters of Credit, and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause each of its Restricted Subsidiaries to perform, all covenants in this Section 6.

None of the Borrower or any Restricted Subsidiary shall:

6.1Indebtedness. Incur, create, assume, guarantee or permit to exist any Indebtedness, except:

(a)Indebtedness existing on the Closing Date either (i) set forth on Schedule 6.1(a) or (ii) individually with a principal amount of less than $100,000, and, in each case, any Refinancing Indebtedness incurred to Refinance any such Indebtedness;

(b)Indebtedness created hereunder or under the other Credit Documents, Refinancing Loans, Refinancing Equivalent Debt, Incremental Loans, Incremental Equivalent Debt and any Refinancing Indebtedness incurred to Refinance any of the foregoing Indebtedness;

(c)(i) other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the Obligations or on an unsecured basis; provided, that (A) in the case of Indebtedness secured on a pari passu or junior Lien basis, the Senior Secured Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the most recent Test Period is not greater than 3.50:1.00 and (B) in the case of unsecured Indebtedness, the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the most recent Test Period is not greater than 6.50:1.00; provided further that, in the case of any Indebtedness incurred under this clause (c), (1) such Indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the Term Loans plus 91 days, (2) such Indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in this Agreement except to the extent applying to periods solely after the Latest Maturity Date of Loans outstanding hereunder, (3) the other terms and conditions of such Indebtedness (excluding pricing and optional prepayment or redemption terms) reflect market terms and conditions at the time of incurrence or issuance of such Indebtedness, (4) if any such Indebtedness contains any financial maintenance covenants, such financial maintenance covenants shall not be tighter than (or in addition to) those contained in this Agreement unless such financial maintenance covenants are added to this Agreement for the benefit of the Lenders hereunder, (5) to the extent the aggregate principal amount of any such Indebtedness is in excess of $75,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement and (6) if any such Indebtedness is secured on a pari passu basis with respect to the Liens securing the Obligations, then such Indebtedness shall be in the form of notes or other debt securities in each case and (ii) any Refinancing Indebtedness incurred in respect thereof; provided further that any such Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties shall not exceed in an aggregate principal amount outstanding the greater of (i) $150,000,000 and (ii) 2.5% of Consolidated Total Assets;

(d)(w) the 7.0% Senior Notes and any Refinancing Indebtedness incurred in respect thereof, (x) the 9.50% Senior Notes and any Refinancing Indebtedness incurred in respect thereof, (y) the Extended Bridge Loans and any Refinancing Indebtedness incurred in respect thereof and (y) the Equity Bridge Loans and any Refinancing Indebtedness incurred in respect thereof;

(e)Indebtedness pursuant to Hedge Agreements not entered into for speculative purposes;

(f)Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of Indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence;

(g)Indebtedness of the Borrower to any Restricted Subsidiary and of any Restricted Subsidiary to the Borrower or any other Restricted Subsidiary; provided that (i) any Indebtedness (including intercompany loans and other Investments constituting Indebtedness) owing by a Credit Party to a Restricted Subsidiary that is not a Credit Party and will not become a Credit Party in connection with the incurrence of such Indebtedness (or related Investment) shall be subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent and (ii) the aggregate principal amount of such Indebtedness incurred pursuant to this subclause (g) by a Restricted Subsidiary that is not a Credit Party owing to a Credit Party and Investments by Credit Parties in Restricted Subsidiaries that are not Credit Parties and will not become a Credit Party in connection with the incurrence of such Investment pursuant to Section 6.3(l), shall not exceed in the aggregate the greater of (x) $150,000,000 and (y) 2.5% of Consolidated Total Assets and (iii) to the extent the aggregate principal amount of any such Indebtedness is in excess of $75,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement;

(h)Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (i) those incurred to secure health, safety and environmental obligations and (ii) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries;

(i)Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business;

(j)Indebtedness of the Borrower and the Restricted Subsidiaries assumed in connection with Permitted Acquisitions at any time outstanding so long as (i) such Indebtedness is not incurred to finance or in contemplation of any such acquisition, (ii) after giving effect to the assumption of such Indebtedness and such Permitted Acquisition on a Pro Forma Basis as of the last day of the most recent Fiscal Quarter of the Borrower for which financial statements have been made available (or were required to be made available) pursuant to Section 5.4(a) or (b), the Total Net Leverage Ratio (calculated on a Pro Forma Basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition, and (iii) before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing;

(k)Capital Lease Obligations and other Indebtedness incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such Indebtedness (and after giving effect thereto), the greater of (i) $75,000,000 and (ii) 1.25% of Consolidated Total Assets;

(l)guarantees (i) by the Borrower or any Credit Party of any Indebtedness of the Borrower or any Credit Party permitted to be incurred under this Agreement, (ii) by the Borrower or any Credit Party of Indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Credit Party to the extent such guarantees are permitted by Section 6.3 and (iii) by any Restricted Subsidiary of the Borrower that is not a Credit Party of Indebtedness of another Restricted Subsidiary of the Borrower that is not a Credit Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Credit Party under this Section 6.1(l) of any other Indebtedness of a Person that is subordinated to other Indebtedness of such Person shall be expressly subordinated to the Obligations on terms not less favorable to the Lenders than the subordination terms applicable to such other Indebtedness;

(m)Indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any Permitted Acquisition or other Investment or the disposition of any business, assets or a subsidiary not prohibited by this Agreement, other than guarantees of Indebtedness for borrowed money incurred for the purpose of financing such Permitted Acquisition or other Investment or the acquisition of such business, assets or subsidiary;

(n)Indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a Default or Event of Default;

(o)Indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(p)all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (a) through (o) above and subclauses (q) through (z) below;

(q)Indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations;

(r)Indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in each case, incurred in the ordinary course of business;

(s)unsecured Indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements;

(t)Indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(u)Indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by Section 6.3;

(v)Indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with Permitted Acquisitions or any other Investment permitted hereunder;

(w)guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary;

(x)Indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than Disqualified Stock) after the Closing Date excluding (x) any Equity Interests issued or capital contribution made on or prior to the Closing Date and (y) the proceeds of a Specified Equity Contribution; provided that, the amount of such proceeds or capital contribution shall not count toward Cumulative Credit; and

(y)other Indebtedness in an aggregate principal amount outstanding not to exceed the greater of (x) $100,000,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such Indebtedness is in excess of $75,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement.

For purposes of determining compliance with this Section 6.1, (A) Indebtedness need not be permitted solely by reference to one category of permitted Indebtedness described in Section 6.1(a) and (d) through (y) but may be permitted in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in Sections 6.1(a) and (d) through (y), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.1 and will only be required to include the amount and type of such item of Indebtedness (or any portion thereof) in one of the above clauses and such item of Indebtedness shall be treated as having been incurred or existing pursuant to only one of such clauses; provided, however, that no such reclassification or division shall be permitted with respect to any Indebtedness incurred pursuant to Section 6.1(b) or (c). In addition, with respect to any Indebtedness that was permitted to be incurred hereunder on the date of such incurrence, any Increased Amount of such Indebtedness shall also be permitted hereunder after the date of such incurrence.

6.2Liens. Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any Person, including any subsidiary) at the time owned by it or on any income or revenues or rights in respect of any thereof, except:

(a)(i) Liens described in Schedule 6.2(a) and any modifications, replacements, renewals or extensions thereof and (ii) Liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof;

(b)any Lien created under the Credit Documents (including, without limitation, Liens created under the Collateral Documents securing obligations in respect of Hedge Agreements to the extent such obligations constitute Obligations secured pursuant to the Collateral Documents), any Lien created under the definitive documentation evidencing any other Indebtedness permitted under Section 6.1(b), and any Lien securing Refinancing Loans, Refinancing Equivalent Debt, Incremental Loans, Incremental Equivalent Debt and any Refinancing Indebtedness incurred to Refinance any of the foregoing Indebtedness;

(c)any Lien securing Indebtedness permitted by Section 6.1(q) or Refinancing Indebtedness in respect thereof;

(d)Liens securing pari passu or junior Lien Indebtedness permitted pursuant to Section 6.1(c); provided that (i) in the case of junior Lien Indebtedness, such Liens rank junior to the Liens on the Collateral securing the Obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent;

(e)Indebtedness permitted by Section 6.1(j) may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 3.50:1.00;

(f)Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with Section 5.3;

(g)Liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(h)(i) pledges and deposits and other Liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation,

unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other Liens securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance;

(i)deposits and other Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(j)zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(k)Liens securing Indebtedness permitted to be incurred pursuant to any Sale and Lease-Back Transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof);

(l)Liens securing judgments that do not constitute an Event of Default under Section 8.1(i);

(m)	Liens in favor of the Borrower or any Restricted Subsidiary;

(n)Liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such Liens were not incurred in contemplation of or in connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary;

(o)any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden);

(p)any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(q)	Liens that are contractual rights of set-off, off-set or recourse to account balances
(i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries,

(iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business;

(r)Liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights;

(s)Liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under Section 6.1(r) and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(t)leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(u)Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(v)Liens on the assets of a subsidiary of the Borrower that is not a Credit Party that secure obligations of a subsidiary of the Borrower that is not a Credit Party permitted to be incurred under Section 6.1; provided that such Liens do not secure obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $60,000,000 and (y) 1.0% of Consolidated Total Assets;

(w)set-off and early termination rights under Hedge Agreements;

(x)(i) Liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) Liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing;

(y)Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(z)Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(aa)    Liens securing Hedge Agreements and submitted for clearing in accordance with applicable law;

(bb)    Liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction;

(cc)    Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties;

(dd)    other Liens so long as, (i) after giving effect to any such Lien and the incurrence of any Indebtedness incurred at the time such Lien is created, or incurred, on a Pro Forma Basis, the Senior Secured Net Leverage Ratio (when tested for purposes of the incurrence of such Lien) does not exceed 3.50:1.00; provided that, if such Liens are on the Collateral, such Liens shall, if secured on a pari passu basis, be subject to an Intercreditor Agreement or, if secured on a junior basis with respect to the Obligations, be subject to an Intercreditor Agreement or customary intercreditor arrangements reasonably satisfactory to the Administrative Agent (it being understood that any such intercreditor agreement that is substantially similar to the Intercreditor Agreements shall be reasonably satisfactory);

(ee)    deemed trusts or other Liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(ff)    Liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(gg)    Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof;

(hh)    Liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(ii)    Liens securing obligations under any Secured Hedge Agreements or Secured Cash Management Agreements;

(jj)    licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries;

(kk)    Liens securing Indebtedness permitted to be incurred pursuant to Section 6.1(k); provided that (i) such Liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such Liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor; and

(ll) Liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $100,000,000 and (y) 1.75% of Consolidated Total Assets.

For purposes of determining compliance with this Section 6.2 and subject to the immediately following proviso, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in Sections 6.2(a) through 6.2(ll) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in Sections 6.2(a) through 6.2(ll), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the above clauses and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses; provided, however, that no such reclassification or division shall be permitted with respect to any Liens incurred pursuant to Section 6.2(b). In addition, with respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.

Any reference in any of the Credit Documents to a permitted Lien described in this Section 6.2 is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Credit Documents to any such permitted Lien.

6.3	Investments, Loans and Advances. Make or acquire an Investment except:

(a)Investments in a joint venture, when taken together with all other Investments made pursuant to this Section 6.3 that are at the time outstanding (and not otherwise converted or applied to another clause of this Section 6.3), not to exceed $25,000,000 at any one time outstanding;

(b)	[Reserved];

(c)	Cash Equivalents and Investments that were Cash Equivalents when made;

(d)Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under Section 6.4;

(e)loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (i) not to exceed in the aggregate $20,000,000 at any time outstanding, (ii) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (iii) in respect of payroll payments and expenses in the ordinary course of business;

(f)accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to suppliers made in the ordinary course of business;

(g)	Hedge Agreements not entered into for speculative purposes;

(h)Investments existing on, or contractually committed as of, the Closing Date and set forth on Schedule 6.3(h);

(i)Investments resulting from pledges and deposits referred to in Sections 6.2(h), (i), (x), (z), (cc) and (gg);

(j)repurchases of the 7.0% Senior Notes, the 9.50% Senior Notes, the Extended Bridge Loans and/or the Equity Bridge Loans in each case permitted pursuant to Section 6.8(a)(1);

(k)	Investments constituting Permitted Acquisitions;

(l)Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this Section 6.3(l) by Credit Parties in Restricted Subsidiaries that are not Credit Parties and will not become a Credit Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties owing to a Credit Party pursuant to Section 6.1(g)(ii) and acquisitions of Persons that do not become Credit Parties pursuant to Section 6.3(k), shall not exceed the greater of (x) $150,000,000 and (y) 2.5% of Consolidated Total Assets;

(m)	the Transactions;

(n)Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(o)Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with Section 6.4 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation;

(p)Investments in exchange for Equity Interests of the Borrower;

(q)guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(r)Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under Section 6.5; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under Section 6.5;

(s)Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests;

(t)advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary;

(u)Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment under the appropriate clause of Section 6.5 for all purposes of this Agreement);

(v)acquisitions by any Credit Party of Investments evidencing obligations owed by one or more officers or other employees of the Borrower, such Credit Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower, so long as no cash is actually advanced in connection with the acquisition of any such obligations;

(w)guarantees permitted under Section 6.1 (except to the extent such guarantee is expressly subject to this Section 6.3);

(x)Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(y)Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business;

(z)Investments consisting of purchases and acquisitions of Intellectual Property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(aa)    Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount or Below Threshold Asset Sale Proceeds; provided that if the underlying Asset Sale or Casualty Event was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor;

(bb)    Investments in the Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted Indebtedness and (ii) consummated in accordance with the terms and conditions set forth in Section 10.4(i) hereof or pursuant to the corresponding provisions of the definitive documentation governing any such other permitted Indebtedness, as applicable;

(cc)    other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this paragraph (cc) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $150,000,000 and (y) 2.5% of Consolidated Total Assets; and

(dd) so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a Pro Forma Basis, the Total Net Leverage Ratio shall not exceed 6.00:1.00, Investments made with any portion of the Cumulative Credit.

For purposes of determining compliance with this Section 6.3 and subject to the immediately following proviso, (A) Investments need not be permitted solely by reference to one category of permitted Indebtedness described in Sections 6.3(a) through (dd) but may be permitted in part under any combination thereof and (B) in the event that an Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Investments described in Sections 6.3(a) through (dd), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Investment (or any portion thereof) in any manner that complies with this Section 6.3 and will only be required to include the amount and type of such Investment (or any portion thereof) in one of the above clauses and such Investment shall be treated as having been made or existing pursuant to only one of such clauses; provided, however, that no such reclassification shall be permitted with respect to any Investment made pursuant to Section 6.3(dd).

6.4Mergers, Consolidations and Sales of Assets. Merge into or consolidate, amalgamate or liquidate, wind up or dissolve themselves (or suffer any liquidation or dissolution), or convey, sell, lease or sublease (as lessor or sub-lessor), transfer or otherwise dispose of, in a single transaction or in a related series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, except:

(a)[reserved];

(b)any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (i) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person and (ii) in the case of a merger, amalgamation or consolidation involving any other Credit Party, either (x) such Credit Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Credit Party or (y) such transaction shall be treated as an Investment and shall comply with Section 6.3;

(c)sales or other dispositions among the Borrower and its Restricted Subsidiaries or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Credit Party to a Person that is not a Credit Party shall be (i) for fair market value or (ii) treated as an Investment and otherwise made in compliance with Section
6.3 (other than Sections 6.3(d) and (o));

(d)the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Credit Party that results in a distribution of assets to a subsidiary that is not a Credit Party, such distribution shall be treated as an Investment and shall be permitted under Section 6.3 and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this Section 6.4 (other than Sections 6.4(c) or Section 6.4(d)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Credit Party, after such change, the security interests of the Collateral Agent and the Secured Parties in the Collateral of such Credit Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under Section 6.3;

(e)(x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Agreement, including charters related to corporate aircraft leases;

(f)disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful;

(g)	dispositions of Cash Equivalents;

(h)dispositions, mergers, amalgamations, consolidations or conveyances that constitute Liens permitted by Section 6.2, Investments permitted pursuant to Section 6.3 or Restricted Payments permitted by Section 6.5;

(i)sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of cash and Cash Equivalents (provided that for purposes of the 75.0% consideration requirement (x) any liabilities, as shown on the most recent consolidated balance sheet of the Borrower or any Restricted Subsidiary (other than Indebtedness or other liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Borrower or such Restricted Subsidiary from further liability, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $75,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents);

(j)to the extent that (i) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Credit Party, the Administrative Agent has a perfected Lien on the replacement property having the same priority as any Lien held on the property or assets so exchanged, sold or disposed;

(k)dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(l)sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof;

(m)dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

(n)(i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business;

(o)transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event;

(p)	[Reserved];

(q)sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses;

(r)substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Credit Party, the Administrative Agent has a perfected Lien having the same priority as any Lien held on the property or assets so exchanged or swapped;

(s)(i) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (ii) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (iii) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(t)	terminations of Hedge Agreements; and

(u)sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries.

Subject to Section 10.18(f), to the extent any Collateral is disposed of as expressly permitted by this Section 6.4 to any Person other than a Credit Party, such Collateral shall automatically be sold free and clear of the Liens created by the Credit Documents, and the Administrative Agent shall be authorized to take, and shall take, any actions deemed appropriate in order to effect the foregoing.

For purposes of determining compliance with this Section 6.4, (A) actions need not be permitted solely by reference to one category of permitted actions described in Sections 6.4(a) through 6.4(u) but may be permitted in part under any combination thereof and (B) in the event that an action meets the criteria of one or more of the categories of permitted actions described in Sections 6.4(a) through 6.4(u), the Borrower shall, in its sole discretion, classify or reclassify, or later classify or reclassify, such action in any manner that complies with this Section 6.4 and will only be required to include such action in one of the above clauses and such action shall be treated as having been made or existing pursuant to only one of such clauses.

6.5Restricted Payments. Pay or make, directly or indirectly, any Restricted Payment, except:

(a)the Borrower may make Restricted Payments payable solely in Qualified Stock of the Borrower;

(b)any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Credit Party of which it is a subsidiary;

(c)as required by the terms of contracts of the Borrower or any Restricted Subsidiary that are in effect on the Closing Date and set forth in Schedule 6.5(c);

(d)the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise;

(e)dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(f)payments for the repurchase of Equity Interests of the Borrower held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $10,000,000 in a Fiscal Year;

(g)the Borrower may make Restricted Payments the proceeds of which are applied on the Closing Date, solely to effect the consummation of the Transactions;

(h)to make regularly scheduled quarterly dividends in respect of common Equity Interests of the Borrower in an amount not to exceed $20,000,000 in any Fiscal Year;

(i)the Borrower and the Restricted Subsidiaries may make Restricted Payments not otherwise specified in this Section 6.5 in an aggregate amount that does not exceed the greater of
(i) $50,000,000 and (ii) 1.0% Consolidated Total Assets; and

(j)the Borrower may make Restricted Payments with the Cumulative Credit amount if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a Pro Forma Basis, the Total Net Leverage Ratio shall not exceed 6.00:1.00.

For purposes of determining compliance with this Section 6.5 and subject to the immediately following proviso, (A) Restricted Payments need not be permitted solely by reference to one category of permitted Restricted Payments described in Section 6.5(a) through (j) but may be permitted in part under any combination thereof and (B) in the event that a Restricted Payment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments described in Sections 6.5(a) through (j), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Restricted Payment (or any portion thereof) in any manner that complies with this Section
6.5 and will only be required to include the amount and type of such Restricted Payment (or any portion thereof) in one of the above clauses and such Restricted Payment shall be treated as having been made or existing pursuant to only one of such clauses; provided, however, that no such reclassification shall be permitted with respect to any Restricted Payment made pursuant to Section 6.5(j).

6.6Transactions with Affiliates.

(a)Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates in a transaction involving consideration in excess of $5,000,000 for such transaction or series of transactions, unless such transaction or series of transactions are (i) otherwise expressly permitted (or required) with such Affiliates or holders under this Agreement or (ii) upon terms that are not materially less favorable to the Borrower or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate.

(b)The foregoing paragraph (a) shall not prohibit, to the extent otherwise permitted under this Agreement:

(1)any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, restricted stock units or deferred stock units and stock ownership and long-term incentive plans approved by the Board of Directors of the Borrower;

(2)(i) payments by the Borrower and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by the Borrower or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments;

(3)transactions among the Borrower and any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction (including via merger, amalgamation or consolidation in which the Borrower or a Restricted Subsidiary continues as or is the surviving entity) not prohibited by this Agreement;

(4)	[Reserved];

(5)the Transactions and other transactions pursuant to the agreements and arrangements in existence on the Closing Date and set forth on Schedule 6.6(b) or any amendment thereto to the extent such amendment is not adverse to the Lenders in any material respect;

(6)(A) any employment, severance or consulting agreements entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business, (B) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with employees, consultants, officers or directors, and (C) any employee, severance or consultant compensation, indemnification arrangement, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees or consultants, and any reasonable employment or consulting contract and transactions pursuant thereto;

(7)	Restricted Payments permitted under Section 6.5;

(8)any purchase of Equity Interests (other than Disqualified Stock) of the Borrower or any contribution to the equity capital of the Borrower;

(9)	transactions between or among the Borrower and/or its Restricted Subsidiaries;

(10)transactions with customers, distributors, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Borrower or such Restricted Subsidiary, as the case may be, as determined in good faith by the Borrower, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Borrower;

(11)any transaction in respect of which the Borrower delivers to the Administrative Agent a letter addressed to the Board of Directors of the Borrower from an accounting, appraisal or investment banking firm, in each case of nationally recognized standing in the United States or Canada, which letter states that (A) such transaction is on terms that are no less favorable to the Borrower or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate or (B) is fair, from a financial point of view, to the Borrower or such Restricted Subsidiary;

(12)transactions with a joint venture for the purchase or sale of goods, equipment and services entered into in the ordinary course of business and in a manner consistent with prudent business practice followed by companies in the industry of the Borrower and its subsidiaries; and

(13)	transactions permitted by, and complying with, the provisions of Section 6.4.

6.7Business of the Borrower and its Restricted Subsidiaries. Notwithstanding any other provisions hereof, engage at any time in any business or business activity other than in the case of the Borrower or any Restricted Subsidiary, (x) any business or business activity conducted by any of them, including the Target, on the Closing Date and any business or business activities incidental or related thereto, or any business or business activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including the consummation of the Transactions and (y) such other business or business activity as may be consented to by the Requisite Lenders from time to time, such consent not to be unreasonably withheld, delayed or conditioned.

6.8Limitation on Modifications and Payments of Indebtedness; Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements; Etc.

(a)    Make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations, (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”; provided, however that any of the Extended Bridge Loans and any of the Equity Bridge Loans outstanding of as of the Closing Date and any Refinancing Indebtedness in respect thereof shall not be considered Junior Financing), or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (a) Refinancing Indebtedness, (b) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (c) the conversion of any Junior Financing to Equity Interests (other than Disqualified Stock) of the Borrower, (d) so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) $50,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with a Total Net Leverage Ratio of 6.00:1.00 after giving effect to such payment or distribution on a Pro Forma Basis and (e) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment shall constitute a utilization of the applicable Restricted Payment capacity; or

(b)    Amend or modify, or permit the amendment or modification of, any provision of (i) any of its Organizational Documents in a manner materially adverse to the Administrative Agent and the Lenders or (ii) any Junior Financing (or any Refinancing Indebtedness in respect thereof) or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that (a) do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Lenders (as determined in good faith by the Borrower and the Administrative Agent) or (b) otherwise comply with the definition of “Refinancing Indebtedness.”

(c)     Enter into, or permit any Restricted Subsidiary to enter into, any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances by such Restricted Subsidiary to the Borrower or any other Restricted Subsidiary that is a direct or indirect parent of such Restricted Subsidiary or (ii) the granting, perfection or enforcement of Liens by such Restricted Subsidiary or the Borrower pursuant to the Collateral Documents in respect of the Loans, in each case other than those arising under any Credit Document, except, in each case, restrictions existing by reason of:

(A)restrictions imposed by applicable law;

(B)contractual encumbrances or restrictions (i) in effect on the Closing Date and (to the extent not otherwise permitted by this Section 6.8) are listed on Schedule 6.8, (ii) on the granting of Liens pursuant to documentation governing Indebtedness incurred in compliance with Section 6.1 that is secured by Liens pursuant to Section 6.2 on terms that are consistent with, or not materially more restrictive, taken as a whole, than, the restrictions set forth herein (as deter-

mined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower), or (iii) pursuant to documentation related to any permitted renewal, extension or refinancing of any Indebtedness existing on the Closing Date that does not expand the scope of any such encumbrance or restriction in any material respect (as determined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower);

(C)any restriction on a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(D)customary provisions in joint venture agreements and other similar agreements applicable to joint ventures entered into in the ordinary course of business and applicable solely to that joint venture;

(E)any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement (other than Indebtedness secured by second-priority Liens on the Collateral) to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(F)customary provisions contained in licenses, sublicenses, covenants not to sue, releases and other agreements in connection with Intellectual Property (including in connection with distribution, license and supply agreements) and other similar agreements entered into in the ordinary course of business;

(G)customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(H)customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(I)customary restrictions and conditions contained in any agreement relating to the sale, transfer, lease or other disposition of any asset permitted under Section 6.4 pending the consummation of such sale, transfer, lease or other disposition;

(J)any agreement in effect at the time such subsidiary becomes a Restricted Subsidiary, so long as any such contractual restrictions were not entered into in contemplation of such Person becoming a Restricted Subsidiary;

(K)customary net worth provisions contained in real property leases and customer contracts entered into by the Borrower or its Restricted Subsidiaries, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Borrower and its Restricted Subsidiaries to meet their ongoing obligations;

(L)restrictions in agreements representing Indebtedness permitted under Section 6.1 of a subsidiary of the Borrower that is not a Credit Party;

(M)restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(N)any restriction with respect to the Borrower or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in a Hedge Agreement not entered into for speculative purposes;

(O)any restrictions imposed by any agreement relating to Indebtedness incurred pursuant to Section 6.1 or Refinancing Indebtedness in respect thereof, on prevailing market terms and conditions available to borrowers at the time such transactions are entered into and will not materially impair the Borrower’s ability to pay interest, premium, if any, or principal pursuant to the Credit Documents, when due;

(P)any encumbrances or restrictions of the type referred to in Sections 6.8(c)(i) and 6.8(c)(ii) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (O) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, on prevailing market terms and conditions available to borrowers at the time such transactions are entered into and will not materially impair the Borrower’s ability to pay interest, premium, if any, or principal pursuant to the Credit Documents, when due; or

(Q)any restrictions with respect to the corporate aircraft, including under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft.

6.9Changes in Fiscal Year. Borrower shall not permit its fiscal year to end on any date other than December 31 or permit its fiscal quarters to end on a date other than on or about March 31, June 30 or September 30 without the prior consent of the Requisite Lenders (such consent not to be unreasonably conditioned, withheld or delayed).

6.10Financial Performance Covenant. Upon the occurrence and during the continuance of a Covenant Trigger Event, the Borrower shall not permit the Senior Secured Net Leverage Ratio (calculated on a Pro Forma Basis) as of the last day of any Test Period during any period set forth below to be greater than the ratio set forth opposite such Test Period below. Such covenant shall be tested following a Covenant Trigger Event, and for so long as such Covenant Trigger Event is continuing as of the last day of the most recent Fiscal Quarter covered by such financial statements, upon the delivery of each set of financial statements pursuant to Section 5.4 after (and for so long as) such Covenant Trigger Event has been triggered.

Test Period Ended	Senior Secured Net Leverage Ratio
March 31, 2016 to March 31, 2017	4.25:1.00
June 30, 2017 to September 30, 2018	4.00:1.00
December 31, 2018 and thereafter	3.75:1.00

6.11	Canadian Pension Plans. The Borrower shall not:

(a)Establish, contribute to, commence participation in or assume any liability in respect of any Canadian Pension Plan that contains a “defined benefit provision,” as that terms is defined in subsection 147.1(1) of the Income Tax Act (Canada) (a “DB Plan”), where doing so would reasonably be expected to have a Material Adverse Effect.

(b)Permit a DB Plan referred to in Section 6.11(a) to have an unfunded liability that would reasonably be expected to have a Material Adverse Effect.

(c)Terminate or wind-up a DB Plan referred to in Section 6.11(a) if doing so would reasonably be expected to have a Material Adverse Effect.

(d)Fail to withhold, make, remit or pay when due any employee or employer payments, contributions or premiums to or in respect of any Canadian Pension Plan if doing so would reasonably be expected to have a Material Adverse Effect.

6.12Sale and Lease-Back Transactions. The Borrower shall not enter into any Sale and Lease-Back Transaction unless, after giving effect thereto, the aggregate outstanding amount of Attributable Indebtedness in respect of all Sale and Lease-Back Transactions does not at any time exceed $30,000,000 and the Liens in respect thereof are permitted under Section 6.2.

SECTION 7.    GUARANTY

7.1Guaranty of the Obligations. Subject to the provisions of Section 7.2 and 7.13-7.17, the Guarantors (which for purposes of this Section 7, shall include each Borrower) jointly and severally hereby irrevocably and unconditionally guaranty (the “Guaranty”) to Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction) (each, a “Guaranteed Obligation” and, collectively, the “Guaranteed Obligations”).

7.2Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any applicable law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this

Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

7.3Payment by Guarantors. Subject to Section 7.2, the Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of the Borrower to pay any of the applicable Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction), the Guarantors will upon demand pay, or cause to be paid, in cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all applicable Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower’s becoming the subject of a case under the Bankruptcy Code, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other applicable Guaranteed Obligations then owed to Beneficiaries as aforesaid.

7.4Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the applicable Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

(a)this Guaranty is a guaranty of payment when due and not of collectability;

(b)this Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

(c)Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;

(d)the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor, whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;

(e)payment by any Guarantor of a portion, but not all, of the applicable Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the applicable Guaranteed Obligations which has not been paid (without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the applicable Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the applicable Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the applicable Guaranteed Obligations);

(f)any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the applicable Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the applicable Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the applicable Guaranteed Obligations and take and hold security for the payment hereof or the applicable Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the applicable Guaranteed Obligations, any other guaranties of the applicable Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the applicable Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the applicable Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Credit Party or any security for the applicable Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and

(g)this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the applicable Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the applicable Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the applicable Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the applicable Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the applicable Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the applicable Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the applicable Guaranteed Obligations) to the payment of indebtedness other than the applicable Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the applicable Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of the Borrower or any of its subsidiaries and to any corresponding restructuring of the applicable Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the applicable Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the applicable Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the applicable Guaranteed Obligations, (ix) any insolvency or similar proceedings and (x) any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case however fundamental and of whatsoever nature and whether or not more onerous) or replacement of any Credit Document or any other document or Collateral (including, without limitation, any change in the purpose of, any extension of, or any variation or increase in any facility or amount made available under any facility or the addition of any new facility under any Credit Document or other document or security).

7.5Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of any Credit Party or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the applicable Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other applicable Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the applicable Guaranteed Obligations, except behavior which amounts to bad faith; (e)(i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the applicable Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.

7.6Guarantors’ Rights of Subrogation, Contribution, Etc.Until the applicable Guaranteed Obligations shall have been indefeasibly paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired (without any pending drawing) or been cancelled, each Guarantor hereby waives, any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against the Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against the Borrower with respect to the applicable Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against the Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the applicable Guaranteed Obligations shall have been indefeasibly paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired (without any pending drawing) or been cancelled, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against the Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against the Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all applicable Guaranteed Obligations shall not have been finally and indefeasibly paid in full, such amount shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

7.7Subordination of Other Obligations. Any Indebtedness of the Borrower or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the applicable Guaranteed Obligations, and any such Indebtedness collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.

7.8Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the applicable Guaranteed Obligations shall have been paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired (without any pending drawing) or been cancelled. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any applicable Guaranteed Obligations.

7.9Authority of Guarantors or Borrower. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or the Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.

7.10Financial Condition of Borrower. Any Credit Extension may be made to the Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of the Borrower at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of the Borrower.
Each Guarantor has adequate means to obtain information from the Borrower on a continuing basis concerning the financial condition of the Borrower and its ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and of all circumstances bearing upon the risk of nonpayment of the applicable Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower now known or hereafter known by any Beneficiary.

7.11	Bankruptcy, Etc.

(a)So long as any applicable Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of the Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization, examinership or insolvency case or proceeding of or against the Borrower or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, examinership, receivership, reorganization, winding-up, liquidation or arrangement of the Borrower or any other Guarantor or by any defense which the Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b)Each Guarantor acknowledges and agrees that any interest on any portion of the applicable Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the applicable Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the applicable Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the applicable Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the applicable Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve the Borrower of any portion of such applicable Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, receiver and manager, interim receiver, examiner, debtor in possession, assignee for the benefit of creditors, curator or similar Person to pay Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

(c)In the event that all or any portion of the applicable Guaranteed Obligations are paid by the Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute applicable Guaranteed Obligations for all purposes hereunder.

7.12Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Credit Party to honor all of its obligations under this Guaranty in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 7.12 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.12, or otherwise under this Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount); provided, that for the avoidance of doubt, any Foreign Subsidiary that is a CFC and any Qualified CFC Holding Company shall not make any contribution in support of any Obligations of the Borrowers. The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until the Guaranteed Obligations have been paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired (without any pending drawing) or have been cancelled or Cash Collateralized with at least 103% coverage. Each Qualified ECP Guarantor intends that this Section 7.12 constitute, and this Section 7.12 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Credit Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

7.13Dutch Guaranty Limitation. This Guaranty does not apply to any liability of any Dutch Domiciled Credit Party to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of Section 2:98 c of the Dutch Civil Code.

7.14Luxembourg Guaranty Limitation. Notwithstanding any provision to the contrary in this Agreement, the payment obligation of any Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) under this clause for the Guaranteed Obligations shall be limited at any time, with no double counting, to an aggregate amount not exceeding the higher of:

(i)ninety-five per cent (95%) of the sum of the Luxembourg Guarantor's own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor's debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as at the date of this Agreement; and

(ii)ninety-five per cent (95%) of the sum of the Luxembourg Guarantor's own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor's debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as on the date of payment of the Guaranty under this clause.

The above limitation shall not apply to any amounts borrowed under any Loan and in each case made available, in any form whatsoever, to the Luxembourg Guarantor or any of its (current or future) direct or indirect subsidiaries.

7.15Irish Guarantee Limitation. This Guaranty does not apply to any liability of any Irish Domiciled Credit Party incorporated in Ireland to the extent that it would be prohibited by Section 239 of the Companies Act 2014 or would result in this guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014.

7.16Swiss Guaranty Limitation. Notwithstanding anything to the contrary in this Agreement, the obligations of a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) and the rights of the Administrative Agent under this Agreement are subject to the following limitations:

(a)If and to the extent the obligations assumed or the security interest granted by the Swiss Guarantor under this Agreement or any other Credit Document guarantees or secures obligations of its (direct or indirect) parent company (upstream security) or its sister companies (cross-stream security) (the

“Upstream or Cross-Stream Secured Obligations”) and if and to the extent payments under this Agreement or any other Credit Document or using the proceeds from the enforcement of such security interest to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law, the payments under this Agreement or any other Credit Document shall be limited to the maximum amount of the Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable including, without limitation, any statutory reserves which can be transferred into unrestricted, distributable reserves, in accordance with Swiss law (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b)In respect of Upstream or Cross-Stream Secured Obligations, at the time it is required to make a payment under this Agreement or any other Credit Document, the Swiss Guarantor shall, , if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(i)procure that such payments or enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax;

(ii)if the notification procedure pursuant to sub-paragraph (i) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Agreement) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations; or deduct Swiss withholding tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (i) above does not apply, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(iii)promptly notify the Administrative Agent that such notification or, as the case may be, deduction has been made, and provide the Administrative Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

(iv)in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction,

(A)request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

(B)	pay to the Administrative Agent upon receipt any amount so refunded.

(c)To the extent the Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to this Agreement or any other Credit Document, and if the Maximum Amount is not fully utilized, the Swiss Guarantor will be required to pay an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Administrative Agent is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been required, provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Maximum Amount. If a refund is made to a Beneficiary, such Beneficiary shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such Beneficiary pursuant to the Credit Documents.

(d)The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to a Credit Document shall procure that the Swiss Guarantor will promptly take and promptly cause to be taken all and any action as soon as reasonably practicable but in any event within 30 Business Days from the request of the Administrative Agent, including, without limitation, the following:

(i)the passing of any shareholders' resolutions to approve the payment or other performance under this Agreement or any other Credit Document or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Agreement or any other Credit Document or the security interest in order to allow a prompt use of the enforcement proceeds;

(ii)	preparation of up-to-date audited balance sheet of the Swiss Guarantor;

(iii)confirmation of the auditors of the Swiss Guarantor that the relevant amount represents the Maximum Amount;

(iv)conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(v)	revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(vi)to the extent permitted by applicable law, Swiss accounting standards and the Credit Documents, (i) write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the Swiss Guarantor's business (nicht betriebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law, provided that such steps are permitted under the Credit Documents; and

(vii)all such other measures necessary or useful to allow the Swiss Guarantor to use enforcement proceeds as agreed hereunder with a minimum of limitations.

7.17Swedish Guaranty Limitation. In relation to any Swedish Guarantor, its obligations and liabilities under any of the Credit Documents shall be limited if required by the mandatory provisions of the Swedish Companies Act) in force from time to time regulating unlawful distribution of assets and transfer of value (Chapter 17, Sections 1-4), and it is understood that the obligations and liabilities of any Swedish Guarantor under any of the Credit Documents only apply to the extent permitted by the above mentioned provisions of the Swedish Companies Act.

7.18	Jersey Guaranty Waivers.

(a)Each Guarantor incorporated under the laws of Jersey (a “Jersey Guarantor”) irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law rights of droit de discussion or otherwise, to require that recourse be had to the assets of any other Borrower or any other

Guarantor or other person before any claim is enforced against it in respect of its obligations under any Credit Document.

(b)Each Jersey Guarantor irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law right of droit de division or otherwise, to require that any liability under the guarantee contained herein or under any Credit Document be divided or apportioned with any other person or reduced in any manner.

SECTION 8.    EVENTS OF DEFAULT

8.1Events of Default. If any one or more of the following conditions or events shall occur:

(a)any representation or warranty made or deemed made by any Credit Party in any Credit Document, or any representation, warranty, or certification contained in any certificate furnished by the Borrower or any other Credit Party in connection with or pursuant to any Credit Document, shall prove to have been false in any material respect when so made, deemed made or furnished;

(b)default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof, at a date fixed for prepayment thereof, by acceleration thereof or otherwise;

(c)default shall be made in the payment of any interest on any Loan or in the payment of any Fee or any other amount (other than an amount referred to in paragraph (b) above) due under any Credit Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five (5) Business Days;

(d)(i) any default shall be made in the due observance or performance by the Borrower or any of its Restricted Subsidiaries of any covenant contained in Section 5.1(a), Section 5.5(a), Section 5.9 or Section 6 (other than Section 6.10), (ii) any default shall be made in the due observance or performance by the Borrower or any of its Restricted Subsidiaries of any covenant contained in Section 6.10; provided, that an Event of Default under this clause (ii) shall not constitute an Event of Default for purposes of any Term Loans unless and until the Revolving Lenders have declared all obligations to be immediately due and payable in accordance with this Section 8.1 and such declaration has not been rescinded on or before such date or (iii) any default shall be made in the due observance or performance by any Credit Party of any covenant, condition or agreement contained in any Credit Document (other than any default specified in paragraph (b) or (c) above or clause (d)(i) above) and such default shall continue unremedied for a period of thirty (30) days after written notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) to the Borrower;

(e)(i) the Borrower or any Restricted Subsidiary fails to pay when due any principal of, interest on or premiums in respect of any Material Indebtedness, in each case giving effect to any grace or cure period, or (ii) any event or condition shall occur that (A) results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause, with the giving of notice if required, any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (e)(ii) shall not apply to (x) any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness, (y) any Indebtedness that becomes due pursuant to customary prepayment or redemption provisions solely as a result of a voluntary sale or transfer of property or assets or a “change of control” or (z) any Indebtedness that becomes due solely as a result of a refinancing thereof permitted by this Agreement; provided, further, that notwithstanding the foregoing, any breach of, or default under, any other Material Indebtedness solely as a result of a Financial Covenant Default shall not constitute an Event of Default under this paragraph (e) unless and until the date on which such breach or default constitutes an Event of Default under paragraph (d);

(f)	there shall have occurred a Change of Control;

(g)an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed relating to (A) the liquidation, administration, reorganization, winding up, examinership, dissolution or suspension of general operations or other relief in respect of the Borrower or any Material Subsidiary, or of a substantial part of the property or assets of the Borrower or any Material Subsidiary under any Debtor Relief Law, including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, (B) the of a liquidator, receiver, examiner, administrator, administrative receiver, compulsory manager, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary, or for a substantial part of the property or assets of the Borrower or any Material Subsidiary; or (C) the winding-up or liquidation of the Borrower or any Material Subsidiary (except, in the case of any Material Subsidiary, in a transaction permitted by Section 6.4); and (x) other than with respect to a petition, application or other proceeding referenced in the following clause (y), such proceeding or petition, application or other originating process shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered and (y) with respect to any non-U.S. or non-Canadian-domiciled Credit Party, this clause (g) shall not apply to any winding-up petition, application or other originating process which is frivolous or vexatious and is discharged, stayed or dismissed within 21 days of commencement;

(h)the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition or application or its shareholders shall pass a resolution seeking liquidation, winding up, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), examinership or other relief under any Debtor Relief Law (including the making of a proposal or the filing of a notice of intention to make a proposal), including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (g) above, (iii) apply for or consent to the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, examiner, interim receiver, receiver and manager, receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any of the Material Subsidiaries or for a substantial part of the property or assets of the Borrower or any of the Material Subsidiaries, (iv) file an answer admitting the material allegations of a petition, application or other originating process filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due, or (vii) if a Dutch Domiciled Credit Party files a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(i)the failure by the Borrower or any Restricted Subsidiary to pay one or more final and non-appealable judgments aggregating in excess of $50,000,000 (to the extent not covered by third-party insurance for which the insurer has not disputed coverage), which judgments are not discharged or effectively waived or stayed for a period of 60 consecutive days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Borrower or any Restricted Subsidiary to enforce any such judgment;

(j)(i) a trustee shall be appointed by a U.S. district court to administer any Pension Plan, (ii) an ERISA Event or ERISA Events shall have occurred, (iii) the Borrower or any of its subsidiaries shall engage in any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Pension Plan, or (iv) the applicable pension regulator appoints a replacement administrator for any Canadian Pension Plan; and in each case in clauses (i) through (iii) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect;

(k)(i) any Credit Document shall for any reason be asserted in writing by any Credit Party not to be a legal, valid and binding obligation of such party thereto, (ii) any security interest purported to be created by any Collateral Document relating to a material portion of the Collateral of the Credit Parties on a consolidated basis shall cease to be, or shall be asserted in writing by the Borrower or any other Credit Party not to be, a valid and perfected security interest (perfected as or having the priority required by this Agreement or the relevant Collateral Document and subject to such limitations and restrictions as are set forth herein and therein) in the Collateral covered thereby, except to the extent that any such loss of perfection or priority results from the limitations of foreign laws, rules and regulations as they apply to pledges of Equity Interests in Foreign Subsidiaries or the application thereof, or from the failure of the applicable Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Pledge and Security Agreement, or to file UCC continuation statements or similar filings in other jurisdictions and except, as to Collateral consisting of real property, to the extent that such loss is covered by a lender’s title insurance policy and the Administrative Agent shall be reasonably satisfied with the credit of such insurer and such insurer has not denied coverage, (iii) a material portion of the guarantees pursuant to the Credit Documents by any Credit Party of any of the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof), or shall be asserted in writing by any material Credit Party not to be in effect or not to be legal, valid and binding obligations (other than in accordance with the terms thereof) or (iv) any Intercreditor Agreement or subordination agreement in respect of Material Indebtedness of the Borrower which is subordinated to the Obligations shall for any reason be asserted in writing by any party thereto not to be a legal, valid and binding obligation of such party (other than an Agent or Lender); or

(l)in case of any Material Subsidiary incorporated in Switzerland, it is overindebted (überschuldet), or the last balance sheet shows that half of the share capital and the legal reserves are no longer covered (hälftiger Kapitalverlust) within the meaning of article 725 of the Swiss Code of Obligations, or it has initiated or is otherwise subject to (i) any bankruptcy proceedings (Konkurs), (ii) any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), (iii) any proceedings leading to any emergency morato-

rium (Notstundung), or (iv) any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub);

then, except as provided below with respect to a Financial Covenant Default, (i) in every such event (other than an event with respect to the Borrower described in clause (g) or (h) of this Section 8.1), and at any time thereafter during the continuance of such event, the Administrative Agent may and, at the request of the Requisite Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (A) declare the Loans and Unreimbursed Amounts then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans and Unreimbursed Amounts so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Credit Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Credit Document to the contrary notwithstanding; (B) declare Commitments of each Lender and any obligation of the L/C Issuers to make L/C Credit Extensions to be terminated, whereupon such Commitments and obligation shall be terminated; (C) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and (D) exercise all rights and remedies granted to it under any Credit Document and all of its rights under any other applicable law or in equity, and (ii) in any event with respect to the Borrower described in clause (g) or (h) of this Section 8.1, the principal of the Loans and Unreimbursed Amounts then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Credit Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Credit Document to the contrary notwithstanding. Upon the occurrence of a failure by the Borrower to comply with the requirements of the Financial Performance Covenant (a “Financial Covenant Default”), the Requisite Class Lenders with respect to the Revolving Loans may (x) to the extent the Borrower is permitted to make a Specified Equity Contribution pursuant to the terms of Section 8.2, on the date that is ten (10) Business Days after the date on which financial statements are required to be delivered pursuant to Section 5.4(a) or (b), as applicable, and only if such Financial Covenant Default has not been cured pursuant to Section 8.2 or (y) to the extent the Borrower is not permitted to make a Specified Equity Contribution pursuant to the terms of Section 8.2, on the date on which financial statements are required to be delivered pursuant to Section 5.4(a) or (b), as applicable, either (1) terminate the Revolving Commitments and/or (2) take the actions specified above in this Section 8.1 in respect of the Revolving Commitments and the Revolving Loans; provided that, solely to the extent the Borrower is permitted to make a Specified Equity Contribution pursuant to the terms of Section 8.2, neither the Administrative Agent, the Collateral Agent nor any Lender shall exercise the right (or have the right) to accelerate the Loans, terminate the Commitments, foreclose on or take possession of the Collateral or take or have the right to take any other remedy under the Credit Documents on the basis of such Financial Covenant Default until the tenth (10th) Business Day following the date the applicable financial statements are to be delivered; provided, further, however, that no Lender shall have any obligation to make any Loans hereunder and no L/C Issuer shall have any obligation to issue or extend any Letter of Credit hereunder during such ten (10) Business Day period during which any Financial Covenant Default exists until the date upon which the Borrower has cured the Financial Covenant Default in accordance with Section 8.2. In respect of a Financial Covenant Default that is continuing, the Requisite Lenders may take the actions specified in this Section 8.1 on the date the Requisite Class Lenders with respect to the Revolving Loans have terminated the Revolving Commitments and accelerated all Obligations in respect of the Revolving Loans; provided, however, that the Requisite Lenders may not take such actions if either (A) prior to the date of any such termination of Revolving Commitments and acceleration of Obligations in respect of Revolving Loans by the Requisite Class Lenders with respect to the Revolving Loans, the Revolving Loans have been repaid in full (other than contingent indemnification and reim-

bursement obligations for which no claim has been made), no Letters of Credit are outstanding (unless Cash Collateralized) or unreimbursed and the Revolving Commitments have been terminated by the Borrower or (B) the Financial Covenant Default has been waived by the Requisite Class Lenders with respect to the Revolving Loans.

8.2Right to Cure. Notwithstanding anything to the contrary contained in Section 8.1, for purposes of determining whether a Financial Covenant Default has occurred, any equity contribution (in the form of cash common equity or other equity reasonably acceptable to the Administrative Agent) made to the Borrower after the last day of any Fiscal Quarter and on or prior to the day that is 10 Business Days after the day on which financial statements are required to be delivered for that Fiscal Quarter will, upon the delivery of a written request by the Borrower to the Administrative Agent, be included as an addition in the calculation of Consolidated Adjusted EBITDA solely for the purposes of calculating the Financial Performance Covenant on a Pro Forma Basis at the end of such Fiscal Quarter and any subsequent period that includes such Fiscal Quarter (any such equity contribution, a “Specified Equity Contribution”); provided that (a) the Borrower shall not be permitted to so request that a Specified Equity Contribution be included as an addition in the calculation of Consolidated Adjusted EBITDA with respect to any Fiscal Quarter unless, after giving effect to such requested Specified Equity Contribution, (x) there will be a period of at least two (2) Fiscal Quarters in the Relevant Four Fiscal Quarter Period in which no Specified Equity Contribution has been made, and (y) there have been no more than five (5) Fiscal Quarters in which a Specified Equity Contribution has been made, (b) the amount of any Specified Equity Contribution and the use of proceeds therefrom will be no greater than the amount required to cause the Senior Secured Net Leverage Ratio on a Pro Forma Basis to be in compliance with Section 6.10 and (c) all Specified Equity Contributions and the use of proceeds therefrom will be disregarded for all other purposes under the Credit Documents (including calculating Cumulative Credit, Consolidated Adjusted EBITDA for purposes of determining basket levels, Applicable Margin and other items governed by reference to Consolidated Adjusted EBITDA). To the extent that the proceeds of the Specified Equity Contribution are used to repay Indebtedness, such Indebtedness shall not be deemed to have been repaid for purposes of calculating the Senior Secured Net Leverage Ratio on a Pro Forma Basis set forth in Section 6.10 for the Relevant Four Fiscal Quarter Period. For purposes of this paragraph, the term “Relevant Four Fiscal Quarter Period” means, with respect to any requested Specified Equity Contribution, the four Fiscal Quarter period ending on (and including) the Fiscal Quarter in which Consolidated Adjusted EBITDA will be increased as a result of such Specified Equity Contribution.

SECTION 9.    AGENTS

9.1Authorization and Action.

(a)Each Lender and each L/C Issuer (in its capacity as such and on behalf of itself and its Affiliates as potential Lender Counterparties (if applicable)) hereby irrevocably appoints GS to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents, as applicable, for the benefit of the Secured Parties, and hereby irrevocably appoints GS to act on its behalf as the Collateral Agent hereunder and under the other Credit Documents, as applicable, for the benefit of the Secured Parties, and each such Lender and each such L/C Issuer irrevocably authorizes each Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Credit Documents as are delegated to such Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto. As to any matters not expressly provided for by the Credit Documents (including, without limitation, enforcement or collection of the Notes or Loans), no Agent shall be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Requisite Lenders (or, if required hereby, all Lenders), and such instructions shall be binding upon all Lenders, all L/C Issuers, all Lender Counterparties and all holders of Notes; provided, however, that no Agent shall be required to take any action that exposes such Agent to personal liability or that is contrary to this Agreement or applicable law. Without any further consent of the Lenders, the L/C Issuers or any Lender Counterparty, the Administrative Agent and the Collateral Agent shall be authorized to negotiate, execute and deliver on behalf of the Secured Parties any Intercreditor Agreement or any amendment (or amendment and restatement) to the Collateral Documents that are, in each case, consistent with the terms of this Agreement.

(b)In further of the foregoing, each Lender and each L/C Issuer (in its capacity as such and on behalf of itself and its Affiliates as potential Lender Counterparties (if applicable)), hereby appoints the Collateral Agent to act as the agent of such Lender and/or L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental or related thereto. In this connection, the Collateral Agent (and any Supplemental Agents appointed by the Collateral Agent pursuant to Section 9.1(c) below for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights or remedies thereunder at the direction of the Collateral Agent), shall be entitled to the benefits of this Section 9 (including, without limitation, Section 9.5, as though any such Supplemental Agent were an “Agent” under the Credit Documents) as if set forth in full herein with respect thereto.

(c)Any Agent may execute any of its duties under this Agreement or any other Credit Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder at the direction of the Collateral Agent) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. Each Agent may also from time to time, when such Agent deems it to be necessary or desirable, perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Agent (each, a “Supplemental Agent”). Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties; provided, however, that no such Supplemental Agent shall be authorized to take any action with respect to any Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent. Should any instrument in writing from the Borrower or any other Credit Party be required by any Supplemental Agent so appointed by an Agent to more fully or certainly vest in and confirm to such Supplemental Agent such rights, powers, privileges and duties, the Borrower shall, or shall cause such Credit Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Agent. If any Supplemental Agent, or successor thereto, shall die, become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Supplemental Agent, to the extent permitted by applicable law, shall automatically vest in and be exercised by the Agent until the appointment of a new Supplemental Agent. The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. No Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

(d)In relation to any Swiss law governed Security Agreements under which security of an accessory nature (akzessorische) is granted (the “Swiss Accessory Security Agreements”), each present and future Lender and L/C Issuer and any other Secured Party hereby appoints and authorizes the Collateral Agent for the benefit of the Lenders and the Secured Parties to do all acts in the name and for the account of such Secured Party as its direct representative (direkter Stellvertreter), including, without limitation, (i) to accept and execute and hold, administer and, if necessary, enforce the security granted under any of the Swiss Accessory Security Agreements, (ii) to agree to amendments, restatements and other alterations of the Swiss Accessory Security Agreements, (iii) to effect any release of the security under, and the termination of, any Swiss Accessory Security Agreements, and (iv) to exercise such other rights, powers, authorities and discretions granted to the Collateral Agent hereunder or under the relevant Swiss Accessory Security Agreements.

9.2Agent’s Reliance, Etc.Neither any Agent nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Credit Documents, (i) with the consent or at the request of the Requisite Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary) or (ii) in the absence of such Agent’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable judgment. Without limitation to the generality of the foregoing, each Agent: (a) may treat the payee of any Note as the holder thereof until, in the case of the Administrative Agent, the Administrative Agent receives and accepts an Assignment Agreement entered into by the Lender that is the payee of such Note, as assignor, and an Eligible Assignee, as assignee, or, in the case of the Collateral Agent, such Agent has received notice from the Administrative Agent that it has received and accepted such Assignment Agreement, in each case as provided in Section 10.4; (b) may consult with legal counsel (including counsel for any Credit Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Secured Party and shall not be responsible to any Secured Party for any statements, warranties or representations (whether written or oral) made in or in connection with the Credit Documents; (d) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of any Credit Document on the part of any Credit Party or the existence at any time of any Default under the Credit Documents or to inspect the property (including the books and records) of any Credit Party, and shall be deemed to have no knowledge of any Default or Event of Default unless such Agent shall have received notice thereof in writing from a Lender or a Credit Party stating that a Default or Event of Default has occurred and specifying the nature thereof; (e) shall not be responsible to any Secured Party for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Credit Document or any other instrument or document furnished pursuant thereto; (f) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; (g) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Requisite Lenders (or such other number or percentage of Lenders as shall be expressly provided for herein or in the other Credit Documents) (provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt, any action that may be in violation of the automatic stay or similar provision under any Debtor Relief Law or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law and (h) shall incur no liability under or in respect of any Credit Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by facsimile, electronic mail or Internet or intranet posting or other distribution) believed by it to be genuine and signed or sent by the proper party or parties.

9.3GS and its Affiliates.With respect to its Commitments, the Loans made by it and the Notes issued to it, if any, GS shall have the same rights and powers under the Credit Documents as any other Lender or other Secured Party and may exercise the same as though it were not an Agent; and each of the terms “Lender” and “Secured Party” shall, unless otherwise expressly indicated, include GS in its individual capacity. GS and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Credit Party, any subsidiaries of any Credit Party and any Person that may do business with or own securities of any Credit Party or any such subsidiary, all as if GS was not an Agent and without any duty to account therefor to the Lenders or any other Secured Party. No Agent shall have any duty to disclose any information obtained or received by it or any of its Affiliates relating to any Credit Party or any subsidiaries of any Credit Party to the extent such information was obtained or received in any capacity other than as such Agent.

9.4Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on the financial statements referred to in Section 5.4 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

9.5	Indemnification of Agents.

(a)Each Lender severally agrees to indemnify each Agent or any Related Party (in each case, to the extent not reimbursed by the Borrower) from and against such Lender’s Pro Rata Share (to be determined on the basis of the sum of (i) the Outstanding Amount of all Loans outstanding at such time and (ii) the Outstanding Amount of all L/C Obligations outstanding at such time) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or other proceedings, reasonable and documented out-of-pocket costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against such Agent, any L/C Issuer or any Related Party in any way relating to or arising out of the Credit Documents or any action taken or omitted by such Agent, any L/C Issuer or any Related Party under the Credit Documents (collectively, the “Indemnified Costs”); provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits or other proceedings, costs, expenses or disbursements resulting from such Agent’s, any L/C Issuer’s or any Related Party’s gross negligence, bad faith or willful misconduct as found in a final non-appealable judgment by a court of competent jurisdiction. Without limitation of the foregoing, each Lender agrees to reimburse each Agent, each L/C Issuer or any Related Party promptly upon demand for its Pro Rata Share of any costs and expenses (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) (including, without limitation, reasonable fees and expenses of counsel) payable by the Borrower under Section 10.5, to the extent that such Agent, each L/C Issuer or any Related Party is not promptly reimbursed for such costs and expenses by the Borrower. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 9.5 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. The obligations of the Lenders under this subsection (a) are subject to the provisions of Section 2.1(a).

(b)The failure of any Lender to reimburse any Agent, each L/C Issuer or any Related Party, as the case may be, promptly upon demand for its Pro Rata Share of any amount required to be paid by the Lenders to such Agent, any L/C Issuer or any Related Party, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse such Agent, any L/C Issuer or

Related Party, as the case may be, for its Pro Rata Share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse such Agent, any L/C Issuer or Related Party, as the case may be, for such other Lender’s Pro Rata Share of such amount. Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 9.5 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Credit Documents.

9.6Successor Agents. (a) Any Agent may resign or, if it or its controlling Affiliate thereof is subject to a Distress Event, be removed by the Borrower or the Requisite Lenders, in each case, at any time by giving ten (10) days’ written notice thereof to the Lenders and the Borrower. Upon any such resignation or removal as Administrative Agent, the Requisite Lenders shall have the right to appoint a successor Agent that is not a Disqualified Person which successor Agent (unless an Event of Default has occurred and is continuing at the time of such appointment), shall be subject to approval by the Borrower (which approval shall not be unreasonably withheld if such successor Agent is a commercial bank with a combined capital and surplus of at least $5,000,000,000 and otherwise may be withheld in the Borrower’s sole discretion). If no successor Agent shall have been so appointed by the Requisite Lenders, and shall have accepted such appointment, within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent that is not a Disqualified Person, subject to approval by the Borrower in accordance with the preceding sentence. Upon the acceptance of any appointment as Agent hereunder by a successor Agent and, in the case of a successor Collateral Agent, upon the execution and filing or recording of such financing statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Requisite Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, such successor Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under the Credit Documents; provided that the Borrower shall have no obligation to pay any fee to any successor Agent that is greater than or in addition to the fees payable to the Administrative Agent on the Closing Date. If within 30 days after written notice is given of the retiring Agent’s resignation under this Section 9.6 no successor Agent shall have been appointed and shall have accepted such appointment, then on such 30th day (a) the retiring Agent’s resignation shall become effective, (b) the retiring Agent shall thereupon be discharged from its duties and obligations under the Credit Documents and (c) the Requisite Lenders shall thereafter perform all duties of the retiring Agent under the Credit Documents (and, except for any indemnity payments or other amount then owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Lender directly) until such time, if any, as the Requisite Lenders appoint a successor Agent that is not a Disqualified Person as provided above. After any retiring Agent’s resignation hereunder as Agent shall have become effective, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

9.7Arrangers and Documentation Agents Have No Liability. It is understood and agreed that none of the Arrangers or any Documentation Agent shall have any duties, responsibilities or liabilities under or in respect of this Agreement whatsoever.

9.8	Administrative Agent May File Proofs of Claim.

(a)In case of the pendency of any receivership, insolvency, liquidation, examinership, bankruptcy, reorganization, arrangement, adjustment, composition or judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Agents and the other Secured Parties (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Agents and the other Secured Parties and their respective agents and counsel and all other amounts due the Lenders and the Agents under Sections 2.3(j), 2.9 and 10.5) allowed in such judicial proceeding; and

(ii)to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator, examiner or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Agents under Section 2.9 and Section 10.5.

(b)Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any other Secured Party any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any other Secured Party or to authorize the Administrative Agent to vote in respect of the claim of any Lender or any other Secured Party in any such proceeding.

9.9	Collateral and Guaranty Matters.

(a)Each Lender and each L/C Issuer hereby authorizes and directs the Administrative Agent and the Collateral Agent to enter into the Collateral Documents and any Intercreditor Agreements as required herein for the benefit of the Lenders and the other Secured Parties. Without limiting the provisions of Section 9.8 or Section 10.18, the Lenders and the L/C Issuers, on behalf of themselves and their respective Affiliates as potential Lender Counterparties (if applicable), irrevocably authorize the Collateral Agent and the Administrative Agent, at such Agent’s option and in such Agent’s discretion:

(i)subject to Section 10.18(f), to release any Lien on any property granted to or held by the Collateral Agent under any Credit Document (A) upon termination of the aggregate Commitments and payment in full of all Obligations (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), including all Obligations under all Secured Hedge Agreements that have not been novated or collateralized (to the extent required by the terms thereof), and the expiration or termination (without any pending drawing) of all Letters of Credit, (B) that is sold or to be sold as part of or in connection with any sale to a third party permitted hereunder or under any other Credit Document, or (C) subject to Section 10.8, if approved, authorized or ratified in writing by the Requisite Lenders;

(ii)to release any Guarantor from its obligations under the applicable Guaranty if such Person ceases to be a Restricted Subsidiary as a result of a transaction permitted hereunder; and

(iii)to subordinate any Lien on any property granted to or held by the Collateral Agent under any Credit Document to the holder of any Lien on such property that is permitted by Section 6.12.

(b)Upon request by the Administrative Agent or the Collateral Agent at any time, the Requisite Lenders (or, if necessary, all Lenders) will confirm in writing the authority of the Agents to release its interest in particular types or items of property, or to release any Guarantor from its obligations under the applicable Guaranty pursuant to this Section 9.9. In each case as specified in this Section 9.9, the Administrative Agent and the Collateral Agent will, at the Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to release such Guarantor from its obligations under the applicable Guaranty, in each case in accordance with the terms of the Credit Documents and this Section 9.9.

9.10Withholding. To the extent required by any applicable law, any Administrative Agent may withhold from any payment to any Lender an amount equivalent to any withholding Tax applicable to such payment. If any Governmental Authority asserts a claim that an Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason, or an Administrative Agent has paid over to any Governmental Authority’s applicable withholding Tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender shall indemnify such Administrative Agent fully for all amounts paid, directly or indirectly, by such Administrative Agent as Tax or otherwise, including any penalties or interest and together with any and all expenses incurred, unless such amounts have been indemnified by any Credit Party or the relevant Lender. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 9.10. Each party’s obligations under this Section 9.10 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

9.11Intercreditor Agreements. Each Lender (in its capacity as such and on behalf of itself and its Affiliates as Lender Counterparties) hereunder (x) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreements and (y) authorizes and instructs GS to enter into the Intercreditor Agreements as Collateral Agent on behalf of such Lender, and GS to enter into the Intercreditor Agreements as First Lien Administrative Agent (as defined therein) on behalf of such Lender. Each Lender (in its capacity as such and on behalf of itself and its Affiliates as Lender Counterparties) hereby further agrees that (a) the Agents may, from time to time on and after the Closing Date, without any further consent of any Lender, enter into amendments to, amendments and restatements of, supplements to and/or replacements of, any Intercreditor Agreement, and to enter into any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is permitted to be secured by a Lien on the Collateral that is permitted under this Agreement, in each case, in order to effect the relative priority of Liens on the Collateral and to provide for certain additional rights, obligations and limitations in respect of, any Liens permitted by the terms of this Agreement to be pari passu with or junior or senior to the Liens securing the Obligations with respect to part or all of the Collateral, which are, in each case, incurred in accordance with Section 6 of this Agreement, and to establish certain relative rights as between the holders of the Obligations and the holders of the Indebtedness secured by such Liens, (b) the Agents may rely exclusively on a certificate of an Authorized Officer of Borrower as to whether any such Liens are permitted, and (c) such Intercreditor Agreements and any other intercreditor agreement referred to in the foregoing clause (a) entered into by the Agents shall be binding on the Secured Parties. Furthermore, each Lender (in its capacity as such and on behalf of itself and its Affiliates as Lender Counterparties) hereby authorizes the Agents to release or subordinate any Lien on any property granted to or held by the Agents under any Credit Document as provided in Section 10.18.

9.12Québec Security. For the purposes of any hypothec or other security document granted under the laws of the Province of Quebec as security for any debenture, bond or other title of indebtedness which may now or in the future be required to be provided by any Credit Party, the Collateral Agent is hereby irrevocably authorized and appointed by each of the Secured Parties and, if applicable, on behalf of any of its Affiliates which is a Secured Party, to act as the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) to act on behalf of the present and future holders of any debenture, bond or other title of indebtedness and to exercise such rights and duties as are conferred upon a fondé de pouvoir under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). Moreover, in respect of any pledge by any such Credit Party of any such debenture, bond or other title of indebtedness as security for any obligations arising under the Credit Documents, the Collateral Agent shall also be authorized to hold such debenture, bond or other title of indebtedness as agent and pledgee for its own account and for the benefit of all Secured Parties, the whole notwithstanding the provisions of Section 32 of the An Act respecting the Special Powers of Legal Persons (Quebec). The execution prior to the date hereof by the Collateral Agent in its capacity as fondé de pouvoir of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Secured Party or successor Collateral Agent shall be deemed to have consented to and ratified the foregoing appointment of the Collateral Agent as fondé de pouvoir, agent and mandatary on behalf of all Secured Parties, including such Person and any Affiliate of such Person designated above as a Secured Party. For greater certainty, the Collateral Agent, acting as the holder of an irrevocable power of attorney (fondé de pouvoir), shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Collateral Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Collateral Agent and appointment of a successor Collateral Agent, such successor Collateral Agent shall also act as the holder of an irrevocable power of attorney (fondé de pouvoir).

9.13	Special Provisions relating to Currency other than Dollars.

(a)If at any time that a Loan (or Letter of Credit) denominated in an Designated Foreign Currency is outstanding and the relevant Designated Foreign Currency is fully replaced by the Euro as the lawful currency of the country that issued such Designated Foreign Currency (the “Issuing Country”) so that all payments are to be made in the Issuing Country in Euro and not in the Designated Foreign Currency previously the lawful currency of such country, then such Loan (or Letter of Credit) denominated in such Designated Foreign Currency shall be automatically converted into a Loan (or Letter of Credit) denominated in Euro in a principal amount equal to the amount of Euro into which the principal amount of such Designated Foreign Currency denominated Loan (or Letter of Credit) would be converted pursuant to law and thereafter no further Loans or Letters of Credit will be available in such Designated Foreign Currency.

(b)All funds to be made available to Administrative Agent or the L/C Issuer, as applicable, pursuant to this Agreement in any currency other than Dollars shall be made available to the Administrative Agent or the L/C Issuer, as applicable, in immediately available, freely transferable, cleared funds to such account with such bank in such principal financial center as the Administrative Agent or the L/C Issuer, as applicable, shall from time to time nominate for this purpose. In relation to the payment of any amount denominated in any currency other than Dollars, neither the Administrative Agent nor the L/C Issuer shall be liable to any Borrower or any of the Lenders for any delay, or the consequences of any delay, in the crediting to any account of any amount required by this Agreement to be paid by the Administrative Agent or the L/C Issuer if the Administrative Agent or L/C Issuer shall have taken all relevant and necessary steps to achieve, on the date required by this Agreement, the payment of such amount in immediately available, freely transferable, cleared funds (in the relevant currency) to the account with the bank in the principal financial center in the participating member state which the applicable Borrower or, as the case may be, any Lender shall have specified for such purpose. As used in this Section 9.13, “all relevant and necessary steps” means all such steps as may be prescribed from time to time by the regulations or operating procedures of such clearing or settlement system as the Administrative Agent or L/C Issuer may from time to time determine for the purpose of clearing or settling payments of such currency. Furthermore, and without limiting the foregoing, neither the Administrative Agent nor the L/C Issuer shall be liable to any Borrower or any of the Lenders with respect to the foregoing matters in the absence of its bad faith, gross negligence or willful misconduct (as determined in the final non-appealable judgment of a court of competent jurisdiction).

SECTION 10.    MISCELLANEOUS

10.1Notices; Communications.

(a)Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.1(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, in each case, as follows:

(i)if to any Credit Party or the Administrative Agent, to the address, facsimile number, e-mail address or telephone number specified for such Person on Schedule 10.1; and

(ii)if to any other Lender, to the address, facsimile number, e-mail address or telephone number specified in its Administrative Questionnaire.

(b)Notices and other communications to the Lenders may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications hereunder by electronic communications pursuant to procedures approved by them; provided that approval of such procedures may be limited to particular notices or communications.

(c)Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.1(b) shall be effective as provided in such Section 10.1(b).

(d)Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(e)Documents required to be delivered pursuant to Section 5.4 (to the extent any such documents are included in materials otherwise filed with the SEC or SEDAR) may be delivered electronically (including as set forth in Section 10.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower files such documents or provides a link thereto on its website on the internet at the website address listed on Schedule 10.1 or (ii) on which such documents are posted on the Borrower’s behalf on an internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, governmental, regulatory agency, third-party website or whether sponsored by the Administrative Agent); provided that, upon reasonable request by the Administrative Agent, the Borrower shall also provide a hard copy to the Administrative Agent of any such document; provided, further, that any documents posted for which a link is provided after normal business hours for the recipient shall be deemed to have been given at the opening of business on the next Business Day for such recipient. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Credit Parties with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

10.2Survival of Agreement. All covenants, agreements, representations and warranties made by the Credit Parties herein, in the other Credit Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Credit Document shall be considered to have been relied upon by the Lenders and the L/C Issuers and shall survive the making by the Lenders of the Loans, the execution and delivery of the Credit Documents and the issuance of the Letters of Credit, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or L/C Obligation or any other amount payable under this Agreement or any other Credit Document is outstanding and unpaid and so long as the Commitments have not been terminated. Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Section 2.15, Section 2.16, Section 2.17, Section 2.19 and Section 10.5) shall survive the payment in full of the principal and interest hereunder and the termination of the Commitments or this Agreement.

10.3Binding Effect. This Agreement shall become effective when it has been executed by the Borrower, the Guarantors and the Administrative Agent and when the Administrative Agent has received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the Borrower, the Guarantors, each Agent, each Lender and their respective permitted successors and assigns.

10.4	Successors and Assigns.

(a)The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as otherwise expressly permitted under Sections 5.1 and 6.4, the Borrower may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 10.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (d) of this Section 10.4) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Credit Documents.

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) of this Section 10.4, any Lender (in such capacity, an “Assignor”) may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement including all or a portion of its Commitments and the Loans at the time owing to it with the prior written consent of:

(A)the Borrower (not to be unreasonably withheld, conditioned or delayed) (it being understood that the withholding of consent with respect to any assignment of Revolving Loans or Revolving Commitments to any Person that is not a bank or an Approved Fund that is managed by a bank shall not be deemed to be unreasonable; provided that no consent of the Borrower shall be required (1) for an assignment of Term Loans to a Lender, an Affiliate of a Lender or an Approved Fund, (2) if a Lender is a fund, for an assignment of Term Loans to a fund which is a Related Fund of such Lender, (3) for an assignment of Revolving Loans or Revolving Commitments to a Lender or an Affiliate of a Lender, (4) for an assignment of the Loans in connection with initial syndication, or (5) if an Event of Default has occurred and is continuing, for an assignment to any other Person; provided, further, that with respect to any assignment of Loans, such consent shall be deemed to have been given if the Borrower has not responded within 10 Business Days after written notice by the Administrative Agent or the respective Assignor;

(B)the Administrative Agent (not to be unreasonably withheld, conditioned or delayed); provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund;

(C)the L/C Issuers (not to be unreasonably withheld, conditioned or delayed); provided that no consent of any L/C Issuer shall be required for an assignment of all or any portion of a Term Loan; and

(D)the Swing Line Lender (not to be unreasonably withheld, conditioned or delayed); provided that no consent of any Swing Line Lender shall be required for an assignment of all or any portion of a Term Loan.

(ii)Assignments shall be subject to the following additional conditions:

(A)except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the Assignor’s Commitments or Loans, the amount of the Commitments or Loans of the Assignor subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than (x) in the case of an assignment of Dollar Term Loans, $1,000,000, (y) in the case of an assignment of Pounds Sterling Term Loans,
£1,000,000, and (z) in the case of an assignment of Revolving Loans or Revolving Commitments,
$2,500,000 (or the Dollar Equivalent in Euros or Pounds Sterling), in each case, unless the Borrower and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two or more Approved Funds shall be treated as one assignment for purposes of meeting the minimum assignment amount requirement), if any;

(B)	[reserved];

(C)the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and, except in the case of an assignment by a Lender to one of its Approved Funds, shall pay to the Administrative

Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent);

(D)the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any tax forms required to be delivered pursuant to Section 2.17;

(E)the Assignor shall deliver to the Administrative Agent any Note issued to it with respect to the assigned Loan;

(F)the Assignor may only assign or otherwise transfer such rights or obligations so long as there will be at least two Lenders after doing so; and

(G)the Administrative Agent and the Collateral Agent shall have carried out all “know your customer” or other similar checks which it is required to comply with in relation to the assignment to the Eligible Assignee.

For the purposes of this Section 10.4, (x) “Approved Fund” means any Person (other than a natural Person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender and (y) “Related Fund” in relation to a fund (the “first fund’), means a fund which is managed or advised by the same investment manager or adviser as the first fund or, if it is managed by a different investment manager or adviser, a fund whose investment manager or adviser is an Affiliate of the investment manager or adviser of the first fund.

(iii)Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 10.4, from and after the effective date specified in each Assignment Agreement, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the Assignor thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all of the Assignor’s rights and obligations under this Agreement, such Assignor shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.15, Section 2.16, Section 2.17 and Section 10.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 10.4.

(iv)The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and the Register. The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender (solely with respect to such Lender’s Loans) at any reasonable time and from time to time upon reasonable prior notice.

(v)Upon its receipt of a duly completed Assignment Agreement executed by an Assignor and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire (unless the Eligible Assignee shall already be a Lender hereunder), all applicable tax forms, any Note outstanding with respect to an assigned Loan, the processing and recordation fee referred to in paragraph (C) of Section 10.4(b)(ii), the satisfaction of all “know your customer” checks referred to in paragraph (G) of

Section 10.4(b)(ii) and any written consent to such assignment required by paragraph (b) of this Section 10.4, the Administrative Agent promptly shall accept such Assignment Agreement and record the information contained therein in the Register. No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph (b)(v).

(c)By executing and delivering an Assignment Agreement, the Assignor thereunder and the Eligible Assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such Assignor warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any Lien or other adverse claim and that the outstanding balances of its Loans and the L/C Exposure owing to it, in each case, without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment Agreement; (ii) except as set forth in clause (i) above, such Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any subsidiary or the performance or observance by the Borrower or any subsidiary of any of their respective obligations under this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto; (iii) the Eligible Assignee represents and warrants that it is legally authorized to enter into such Assignment Agreement; (iv) the Eligible Assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.4, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment Agreement; (v) the Eligible Assignee will independently and without reliance upon the Administrative Agent or the Collateral Agent, such Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) the Eligible Assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent by the terms of this Agreement, together with such powers as are reasonably incidental thereto; and (vii) the Eligible Assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)(i)    Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations (including in the bankruptcy or similar event of the Lender), (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (D) the Participant will have no proprietary interest in the benefit of this Agreement or in any monies received by the Lender under or in relation to this Agreement and (E) the relationship between the Lender and the Participant is that of a debtor and creditor (including in the bankruptcy or similar event of the Lender). Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Credit Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Credit Documents; provided that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to Section 10.4(b) or clauses (i), (ii), (iii) or (v) of the second proviso to Section 10.8(b)

and (2) directly affects such Participant and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant. Subject to clause (d)(ii) of this Section 10.4, the Borrower agrees that each Participant shall be entitled to the benefits of Section 2.15, Section 2.16 and Section 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 10.4. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.6 as though it were a Lender; provided that such Participant shall be subject to Section 2.4 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(ii)    A Participant shall not be entitled to receive any greater payment under Section 2.15, Section 2.16 or Section 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

(e)Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 10.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Eligible Assignee for such Lender as a party hereto (including in the bankruptcy or similar event of the Lender).

(f)Each Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (e) of this Section 10.4.

(g)If the Borrower wishes to replace the Loans with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three Business Days’ advance notice to the Lenders, instead of prepaying the Loans to be replaced, to (i) require the Lenders to assign such Loans to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 10.8 (with such replacement, if applicable, being deemed to have been made pursuant to Section 10.8(d)). Pursuant to any such assignment, all Loans to be replaced shall be purchased at par (allocated among the Lenders in the same manner as would be required if such Loans were being optionally prepaid), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 10.5(b). By receiving such purchase price, the Lenders shall automatically be deemed to have assigned the Loans pursuant to the terms of the form of Assignment Agreement attached hereto as Exhibit E, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph (h) are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

(h)Notwithstanding the foregoing, no assignment may be made or participation sold to a Disqualified Person without the prior written consent of the Borrower, and any assignment made or participation sold to a Disqualified Person shall be without effect and void. Notwithstanding anything herein to the contrary, the Administrative Agent shall have no responsibility for, or liability in connection with, monitoring or enforcing the prohibition on assignments or participations to Disqualified Persons.

(i)Notwithstanding anything to the contrary contained in this Agreement, any Lender may assign all or a portion of its Term Loans to the Borrower or any Restricted Subsidiary; provided that:

(i)the Assignor and the Purchasing Borrower Party purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit H (an “Affiliated Lender Assignment Agreement”) in lieu of an Assignment Agreement;

(ii)such assignment shall be made pursuant to a Dutch Auction open to all Lenders of the applicable Class on a pro rata basis;

(iii)any Term Loans assigned to any Purchasing Borrower Party shall be automatically and permanently cancelled upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder;

(iv)immediately after giving effect to any such purchase, no Default or Event of Default shall exist;

(v)the applicable Purchasing Borrower Party shall in the relevant offer document delivered by it with respect to such Dutch Auction and at the time of consummation of any purchase of Term Loans pursuant thereto affirm the representation that it is not in possession of any material non-public information with respect to the Borrower and its subsidiaries that has not been disclosed to the Administrative Agent and the Lenders that are not Public Lenders and that would reasonably be expected to have a material effect on such Lender’s decision to assign such Term Loans;

(vi)the aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans purchased pursuant to this Section 10.4(i) and each principal repayment installment with respect to the Term Loans of such Class shall be reduced pro rata by the aggregate principal amount of Term Loans purchased; and

(vii)no proceeds from Revolving Loans shall be used to consummate any such purchase.

10.5	Expenses; Indemnity.

(a)The Borrower agrees to pay all reasonable, documented or invoiced out-of-pocket expenses (including Other Taxes) incurred by the Administrative Agent, the Collateral Agent, each L/C Issuer and each Arranger in connection with the preparation of this Agreement and the other Credit Docu-

ments and in connection with the syndication and distribution of the credit facilities provided for therein, or by the Administrative Agent (and in the case of enforcement of this Agreement, the Administrative Agent, the Collateral Agent, the Lenders, the Swing Line Lender and L/C Issuers) in connection with the preparation, execution and delivery, amendment, modification, waiver or enforcement of this Agreement or in connection with the administration of this Agreement and any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the Transactions hereby contemplated shall be consummated), including the reasonable, documented and invoiced fees, charges and disbursements of one primary outside counsel for the Administrative Agent, the Collateral Agent and the Arrangers (and in the case of enforcement of this Agreement, the Administrative Agent, the Collateral Agent, the Lenders, the Swing Line Lender and L/C Issuers), one firm of local counsel in each appropriate jurisdiction and, in the case of any actual or perceived conflict of interest, one additional firm of counsel for the Administrative Agent and the Arrangers (and in the case of enforcement of this Agreement, the Lenders, the Swing Line Lender and L/C Issuers).

(b)The Borrower agrees to indemnify and hold harmless each Agent, each Arranger, each Lender, the Swing Line Lender, each L/C Issuer, each of their respective Affiliates (including, without limitation, controlling persons) and each of their respective directors, officers, employees, agents, advisors, controlling persons, equityholders, partners, members and other representatives and each of their respective successors and permitted assigns (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all joint and several actions, suits, judgments and other proceedings, investigations, inquiry, losses, claims, damages, liabilities, obligations, penalties and reasonable and documented out-of-pocket expenses, costs or disbursements (including reasonable, documented and invoiced fees, charges and disbursements of one primary outside counsel for all Indemnitees, taken as a whole, and, if reasonably necessary, a single outside local counsel in each appropriate jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees subject to such conflict taken as a whole)), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Credit Document, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby, (ii) the use or proposed use of the proceeds of the Loans or the use of any Letter of Credit or the proceeds thereof or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by the Borrower or any of its subsidiaries or Affiliates or Related Parties; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (1) the gross negligence, bad faith, fraud or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties or (2) a material breach in bad faith of the obligations of such Indemnitee hereunder or (B) result from any proceeding solely between or among Indemnitees that does not involve an act or omission by the Borrower or the Restricted Subsidiaries (other than claims against any Agent or any Arranger in its capacity or in fulfilling its role as an Agent or an Arranger or any similar role hereunder (excluding its role as a Lender)).

(c)Subject to and without limiting the generality of the foregoing sentence, the Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable, documented and invoiced fees, charges and disbursements of one firm of counsel for all Indemnitees, taken as a whole, and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees subject to such conflict taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees taken as a whole) and reasonable, documented and invoiced consultant fees, in each case, incurred by or asserted against any Indemnitee arising out of, relating to, or as a result of any claim or liability related to Environmental Laws and the Borrower or any of the Restricted Subsidiaries, or any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from any property currently or formerly owned by the Borrower or any of its Restricted Subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith, fraud or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties.

(d)Except as expressly provided in Section 10.5(a) with respect to Other Taxes, which shall not be duplicative with any amounts paid pursuant to Section 2.17, this Section 10.5 shall not apply to Taxes other than any Taxes that represent losses or damages from any non-Tax claim.

(e)To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof; provided that nothing in this Section 10.5(e) shall limit the Borrower’s indemnity and reimbursement obligations to the extent that such special, indirect, consequential or punitive damages are included in any claim by a third party unaffiliated with the applicable Indemnitee with respect to which the applicable Indemnitee is entitled to indemnification as set forth in this Section 10.5. Notwithstanding anything herein to the contrary, no Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through telecommunications, electronic or other information transmission systems, except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee, in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby.

(f)The agreements in this Section 10.5 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement. All amounts due under this Section 10.5 shall be payable on written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

10.6Right of Set-off. If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower or any Guarantor against any of and all the obligations of the Borrower or any Guarantor now or hereafter existing under this Agreement or any other Credit Document held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured. The rights of each Lender under this Section 10.6 are in addition to other rights and remedies (including other rights of set-off) of such Lender that may be exercised only at the direction of the Administrative Agent or the Requisite Lenders.

10.7Governing Law. THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER CREDIT DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT

OR THE CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

10.8	Waivers; Amendment.

(a)No failure or delay of the Administrative Agent or any Lender in exercising any right or power hereunder or under any Credit Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of each Agent and the Lenders hereunder and under the other Credit Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Credit Document or consent to any departure by the Borrower or any other Credit Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 10.8, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower or any other Credit Party in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.

(b)Neither this Agreement nor any other Credit Document nor any provision hereof or thereof may be waived, amended or modified except (x) as provided in Section 2.20, Section 2.21 and Section 2.22, (y) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Requisite Lenders; provided that any waiver, amendment or modification that relates to a particular Class and does not amend, waive or modify such provisions with respect to another Class shall only require a writing entered into by the Borrower and the Requisite Lenders of such Class directly affected, and (z) in the case of any other Credit Document, pursuant to an agreement or agreements in writing entered into by each party thereto and the Administrative Agent and consented to by the Requisite Lenders; provided, however, that except as provided in Section 2.15(b), Section 2.20 and Section 2.21, no such agreement shall:

(i)decrease, forgive, waive or excuse the principal amount of, or any interest (other than Default Rate interest) on, or any premiums or fees in respect of, or extend the final maturity of, or decrease the rate of interest on, any Loan or any L/C Advance (other than by waiver or modification of a condition precedent, mandatory prepayment, Default, Event of Default, financial ratio or covenant), without the prior written consent of each Lender directly affected thereby;

(ii)increase or extend the Commitment of any Lender or decrease, forgive, waive or excuse the fees of any Lender or fees of any Agent without the prior written consent of such Lender or Agent, as applicable (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default shall not constitute an increase or extension of the Commitments of any Lender);

(iii)postpone any date fixed by this Agreement or any other Credit Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Credit Document without written consent of each Lender adversely affected thereby;

(iv)amend or modify the provisions of this Section 10.8 or the definition of the term “Requisite Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender (it being understood that, with the consent of the Requisite Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Requisite Lenders on substantially the same basis as the Loans, Commitments, and L/C Obligations are included on the Closing Date);

(v)except as provided in Section 10.18, release all or substantially all of the Collateral (or subordinate the Liens in favor of the Administrative Agent or Collateral Agent, as applicable, on all or substantially all of the Collateral) or release all or substantially all of the value of the guarantees under this Agreement or the Pledge and Security Agreement, without the prior written consent of each Lender (and, in relation to the release of any Swedish Transaction Security, without the prior written consent of the Collateral Agent);

(vi)amend the provisions of Section 2.14 of this Agreement or any analogous provision of any other Credit Document, in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the consent of each Lender adversely affected thereby;

(vii)amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Swing Line Lender or L/C Issuer hereunder without the prior written consent of the Administrative Agent, Swing Line Lender or L/C Issuer, as applicable, acting as such at the effective date of such agreement, as applicable; or

(viii)change the coin or currency in which the principal of any Loan or the interest thereon is payable pursuant to Section 2.1, 2.2 or 2.6, without the prior written consent of each Lender directly affected thereby (it being understood that designations of additional Designated Foreign Currencies in accordance with the definition thereof shall not constitute a change of currency for purposes of this clause (viii)).

Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 10.8 and any consent by any Lender pursuant to this Section 10.8 shall bind any assignee of such Lender.

Notwithstanding anything herein, the Financial Performance Covenant and any financial definition for purposes of calculating the Financial Performance Covenant and the cure right in Section 8.2 or other related Events of Default may only be amended, waived or modified by the Requisite Class Lenders for the Revolving Commitments.

(c)Without the consent of the Administrative Agent, any L/C Issuer or any Lender, the Credit Parties and the Administrative Agent or Collateral Agent, as applicable, may (in their respective sole discretion, or shall, to the extent required by any Credit Document) enter into any amendment, modification or waiver of any Credit Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law.

(d)This Agreement and the other Credit Documents may be amended (or amended and restated) with the written consent of the Requisite Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Term Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Requisite Lenders.

(e)Notwithstanding anything in this Agreement or any other Credit Document to the contrary, the Borrower may enter into Incremental Amendments in accordance with Section 2.20, Refinancing Amendments in accordance with Section 2.21 and Extension Amendments in accordance with Section 2.22, and implement additional Designated Foreign Currencies, and such Incremental Amendments, Refinancing Amendments and Extension Amendments shall be effective to amend the terms of this Agreement and the other applicable Credit Documents, in each case, without any further action or consent of any other party to any Credit Document.

(f)Notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Credit Document without the consent of any Lender or the Requisite Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Credit Document; provided that the Administrative Agent shall promptly give the Lenders notice of any such amendment, modification or supplement.

(g)Notwithstanding the foregoing, Repricing Transactions shall be permitted without the approval or consent of the Lenders other than any Lender holding Term Loans subject to such Repricing Transactions that will continue as a Lender hereunder in respect of the repriced tranche of Loans or modified Loans.

(h)Notwithstanding the foregoing, the Borrower, Administrative Agent and the L/C Issuers may reallocate the Individual L/C Sub-Commitments among the L/C Issuers without any further action or consent of any other party to any Credit Document.

10.9Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender, shall be limited to the Maximum Rate; provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

10.10Entire Agreement. This Agreement, the other Credit Documents and the agreements regarding certain fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Credit Documents. Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of this Agreement and remain in full force and effect. Nothing in this Agreement or in the other Credit Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Credit Documents.

10.11WAIVER OF JURY TRIAL.EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE

EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

10.12Severability. In the event any one or more of the provisions contained in this Agreement or in any other Credit Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

10.13Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 10.3. Delivery of an executed counterpart to this Agreement by facsimile or other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original.

10.14Headings. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

10.15	Jurisdiction; Consent to Service of Process.

(a)Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof (collectively, “New York Courts”) in any action or proceeding arising out of or relating to this Agreement or the other Credit Documents (other than as expressly set forth in other Credit Documents), or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York Court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Credit Documents in the courts of any jurisdiction, except that each of the Credit Parties agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate in view of the fact that more of the Lenders who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against any Credit Party in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Credit Party from asserting or seeking the same in the New York Courts.

(b)Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Credit Documents in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)	Each Credit Party hereby irrevocably and unconditionally:

(i)appoints the Borrower, with an office specified in Schedule 10.1, as the authorized agent (in such capacity, the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein.

(ii)agrees that service of process in any such action or proceeding may be effected by delivering a copy of such process to the Credit Parties in the care of the Authorized Agent at such Authorized Agent’s above address, and by mailing a copy thereof by registered or certified mail (or substantially similar form of mail), postage prepaid, to the Credit Parties at the address set forth in Schedule 10.1.

(d)Each Credit Party hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as agent for service of process, and each Credit Party agrees to take any and all actions that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon such Credit Party.

(e)Each Borrower and each Guarantor not organized in the United States shall appoint CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011 (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Agreement and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York.

10.16Confidentiality. Each of the Lenders and each of the Agents agrees that it shall maintain in confidence any information relating to the Borrower and any of the subsidiaries furnished to it by or on behalf of the Borrower or any of the subsidiaries (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been independently developed by such Lender or such Agent without violating this Section 10.16, as evidenced by its written records, or (c) was available to such Lender or such Agent from a third party having, to such Person’s knowledge, no obligations of confidentiality to the Borrower or any other Credit Party) and shall not reveal the same other than to its respective officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents, representatives and advisors with a need to know or to any Person that approves or administers the Loans on behalf of such Lender or such Agent (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), except:
(A)to the extent necessary to comply with law or any legal, judicial or administrative process, as otherwise required by law or the requests of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (B) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities including the National Association of Insurance Commissioners or the National Association of Securities Dealers, Inc., (C) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (D) in order to enforce its rights under any Credit Document in a legal proceeding, (E) to any pledge under Section 10.4(e) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (F) to any direct or indirect contractual counterparty in Hedge Agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 10.16), (G) with any Borrower’s prior consent and (H) on a confidential basis to (x) any rating agency in connection with rating the Borrower or any of its subsidiaries or the Loans hereunder, the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Facilities or (y) market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the other Credit Documents. Notwithstanding the foregoing, no such information shall be disclosed to a Disqualified Person that constitutes a Disqualified Person at the time of such disclosure without the Borrower’s prior written consent.

10.17Platform; Borrower Materials. The Borrower hereby acknowledges that (a) the Administrative Agent or the Arrangers will make available to the Lenders materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be Public Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (a) all the Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” shall appear prominently on the first page thereof, (b) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, each Arranger and the Lenders to treat the Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of Canadian securities laws, (c) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor”; and (d) the Administrative Agent and the Arrangers shall be entitled to treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

10.18	Release of Liens and Guarantees.

(a)Subject to Section 10.18(f) hereof, the Administrative Agent, Collateral Agent, Lenders and the L/C Issuers hereby irrevocably agree that the Liens granted to the Collateral Agent by the Credit Parties on any Collateral shall be released and to the extent permitted under applicable law, automatically released: (i) as set forth in Section 10.18(c), Section 10.18(d) or Section 10.18(e) below; (ii) upon the sale or other disposition of such Collateral by any Credit Party to a Person that is not (and is not required to become) a Credit Party in a transaction not prohibited by this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by an Authorized Officer of the Borrower upon its reasonable request without further inquiry), (iii) if the release of such Lien is approved, authorized or ratified in writing by the Requisite Lenders (or such other Lenders whose consent may be required in accordance with Section 10.8(b)), (iv) to the extent that the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guaranteed Obligation in accordance with clause (b) below, (v) to the extent and for so long as any asset or property constitutes Excluded Property, (vi) as required by the Collateral Agent to effect any sale or disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Collateral Documents. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or Obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale or disposition, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents.

(b)In addition, the Administrative Agent, Collateral Agent, Lenders and the L/C Issuers hereby irrevocably agree that a Guarantor shall be released from the guarantees and the Collateral Documents upon consummation of any transaction not prohibited hereunder resulting in such Guarantor ceasing to constitute a Guarantor or otherwise a subsidiary (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by an Authorized Officer of the Borrower upon its reasonable request without further inquiry).

(c)Notwithstanding anything to the contrary contained herein or any other Credit Document, upon request of the Borrower, the Administrative Agent, or the Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any other Secured Party) take such actions as shall be required to release or subordinate any Lien on any property granted to or held by the Collateral Agent under any Credit Document to the holder of any Lien on such property that is permitted by Section 6.2 to be senior to the Liens of the Collateral Agent on such property; provided that, prior to any such request, the Borrower shall have in each case delivered to the Administrative Agent a certificate of an Authorized Officer of the Borrower certifying that such Lien is permitted to be senior to the Liens under this Agreement or that such property is Excluded Property, as applicable.

(d)Notwithstanding anything to the contrary contained herein or in any other Credit Document, the Lenders and the L/C Issuers hereby irrevocably authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements and take any action necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this Section 10.18, all without the requirement of notice to or the further consent or joinder of any Lender or L/C Issuer. Any representation, warranty or covenant contained in any Credit Document relating to any such Collateral or Guarantor shall no longer be deemed to be made. In connection with any release hereunder, the Administrative Agent and the Collateral Agent shall promptly (and the Lenders and the L/C Issuers hereby authorize the Administrative Agent and the Collateral Agent to) take such action and execute any such documents as may be reasonably requested by the Borrower, at the Borrower’s expense, in connection with the release of any Liens created by any Credit Document in respect of such Restricted Subsidiary, property or asset.

(e)Notwithstanding anything to the contrary contained herein or any other Credit Document, when all Obligations (other than any (i) Obligations in respect of any Secured Hedge Agreements that have been novated or collateralized, to the extent required by the terms thereof, (ii) Obligations in respect of any Secured Cash Management Agreements and (iii) contingent or indemnification obligations not yet due and payable and for which no claim has been asserted) have been paid in full in cash or equivalents thereof, all Commitments have terminated or expired and no Letter of Credit shall be outstanding that is not Cash Collateralized or back-stopped in a manner satisfactory to the L/C Issuer thereof, upon request of the Borrower, the Administrative Agent and/or Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Lender) take such actions (and each Lender hereby authorizes the Administrative Agent and Collateral Agent to take such actions) as shall be required to release its Liens on and any other security interest in all Collateral, and to release all obligations under any Credit Document, whether or not on the date of such release there may be any (i) Obligations in respect of any Secured Hedge Agreements that have been novated or collateralized, to the extent required by the terms thereof, (ii) Obligations in respect of any Secured Cash Management Agreements and (iii) contingent or indemnification obligations not yet due and payable and for which no claim has been asserted. Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, examinership, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, examiner, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

(f)Notwithstanding anything to the contrary contained herein or in any other Credit Document, the release of any perfected Lien (or Lien purported to be perfected) over assets subject to any Swedish Security Agreement will always be subject to the prior written consent of the Collateral Agent (in its sole discretion), unless the assets to be released are disposed of for full market value and the proceeds are applied directly towards discharge of the Obligations (or are paid into a blocked account held with the Collateral Agent). The Collateral Agent's consent shall be given on a case-by-case basis and at the sole discretion of the Collateral Agent. Each Lender authorizes the Collateral Agent to release such Swedish Transaction Security at its discretion without notification or further reference to the Lender.

10.19Judgment. The Obligations of the Borrowers due to any party hereto shall, notwithstanding any judgment in a currency (the “judgment currency”) other than Dollars, be discharged only to the extent that on the Business Day following receipt by such party of any sum adjudged to be so due in the judgment currency such party may, in accordance with normal banking procedures, purchase Dollars with the judgment currency; if the amount of Dollars so purchased is less than the sum originally due to such party in Dollars, each Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such party against such loss, if the amount of Dollars so purchased exceeds the sum originally due to any party to this Agreement, such party agrees to remit to the such, such excess.

10.20USA PATRIOT Act Notice. Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name, address and tax identification of each Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the USA PATRIOT Act. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) may also pursuant to the applicable AML Legislation be required to obtain, verify and record information regarding the Credit Parties, their directors, authorized signing officers, direct or indirect shareholders and the Transactions contemplated hereby. Each Credit Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable AML Legislation, including the USA PATRIOT Act.

10.21Acknowledgements. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Lender Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Credit Documents, irrespective of whether the Lender Parties have advised or are advising the Credit Parties on other matters, and the relationship between the Lender Parties, on the one hand, and the Credit Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Lender Parties, on the one hand, and the Credit Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do the Credit Parties rely on, any fiduciary duty to the Credit Parties or their Affiliates on the part of the Lender Parties, (c) the Credit Parties are capable of evaluating and understanding, and the Credit Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Credit Documents, (d) the Credit Parties have been advised that the Lender Parties are engaged in a broad range of transactions that may involve interests that differ from the Credit Parties’ interests and that the Lender Parties have no obligation to disclose such interests and transactions to the Credit Parties, (e) the Credit Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Credit Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Credit Documents, (f) each Lender Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Credit Parties, any of their Affiliates or any other Person, (g) none of the Lender Parties has any obligation to the Credit Parties or their Affiliates with respect to the transactions contemplated by this Agreement or the other Credit Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Lender Party and the Credit Parties or any such Affiliate and (h) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lender Parties or among the Lender Parties and the Credit Parties.

10.22	Parallel Liability.

(a)Each Credit Party, other than any Credit Party incorporated in Sweden (a “Non-Swedish Credit Party”) irrevocably and unconditionally undertakes to pay to the Collateral Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time).

(b)	The Parties agree that:

(i)a Non-Swedish Credit Party's Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(ii)a Non-Swedish Credit Party's Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged;

(iii)a Non-Swedish Credit Party's Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of that Non-Swedish Credit Party to the Collateral Agent (even though that Non-Swedish Credit Party may owe more than one Corresponding Liability to the Lender Parties under the Credit Documents) and an independent and separate claim of the Collateral Agent to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities); and

(iv)for purposes of this Section 10.22, the Collateral Agent acts in its own name and not as agent, representative or trustee of the Lender Parties and accordingly holds neither its claim resulting from a Parallel Liability nor any Collateral securing a Parallel Liability on trust.

10.23	Trust Provisions.

(a)The Collateral Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement.

(b)If the Obligations (other than any (i) Obligations in respect of any Secured Hedge Agreements that have been novated or collateralized, to the extent required by the terms thereof, (ii) Obligations in respect of any Secured Cash Management Agreements and (iii) contingent or indemnification obligations not yet due and payable and for which no claim has been asserted) have been paid in full in cash and the Commitments of the Lenders to make any Loan or to issue any Letter of Credit under this Agreement shall have expired or been sooner terminated and all Letters of Credit have been terminated or cash collateralized or back-stopped in accordance with the provisions of this Agreement, then (i) the trusts set out in this Agreement and the Security Agreements shall be wound up and the Collateral Agent shall release, without recourse or warranty, all of the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements and the rights of the Collateral Agent under each of the Security Agreements; and (ii) any Collateral Agent which has resigned shall release, without recourse or warranty, all of its rights under each Security Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

CONCORDIA HEALTHCARE CORP.

By:	“Adrian de Saldanha”
	Name:	Adrian de Saldanha
	Title:	Chief Financial Officer

CONCORDIA HEALTHCARE INC.

By:	“Adrian de Saldanha”
	Name:	Adrian de Saldanha
	Title:	Chief Financial Officer

CONCORDIA LABORATORIES INC.

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Type A Manager

CONCORDIA PHARMACEUTICALS INC.

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Type A Manager

CONCORDIA FINANCING (JERSEY) LIMITED

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA HOLDINGS (JERSEY) LIMITED

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED

By:	“Adeel Ahmad”
	Name:	Adeel Ahmad
	Title:	Director

GOLDMAN SACHS BANK USA, as Administrative Agent and Collateral Agent

By:	“Robert Ehudin”
	Name:	Robert Ehudin
	Title:	Authorized Signatory

GOLDMAN SACHS BANK USA, as Lender, Swing Line Lender and L/C Issuer

By:	“Robert Ehudin”
	Name:	Robert Ehudin
	Title:	Authorized Signatory

CREDIT SUISSE AG, as Lender and L/C Issuer

By:	“Christopher Day”
	Name:	Christopher Day
	Title:	Authorized Signatory

By:	"Max Wallins”
	Name:	Max Wallins
	Title:	Authorized Signatory

JEFFERIES FINANCE LLC, as Lender

By:	“Brian Bouye”
	Name:	Brian Bouye
	Title:	Managing Director

ROYAL BANK OF CANADA, as Lender and L/C Issuer

By:	“Chris Cowan”
	Name:	Chris Cowan
	Title:	Authorized Signatory

APPENDIX A-1

Initial Term Loan Commitments

Initial Dollar Term Loans

Lender	Dollar Term Loan Commitment
Goldman Sachs Bank USA	$1,100,000,000
Total	$1,100,000,000

Initial Pounds Sterling Term Loans

Lender	Pounds Sterling Term Loan Commitment
Goldman Sachs Bank USA	£500,000,000
Total	£500,000,000

APPENDIX A-2

Revolving Commitments

Lender	Revolving Commitment
Goldman Sachs Bank USA	$110,000,000
Credit Suisse AG, Cayman Islands Branch	$50,000,000
Jefferies Finance LLC	$20,000,000
Royal Bank of Canada	$20,000,000
Total	$200,000,000

Schedule 1.1(a)

Guarantors

	Name	Jurisdiction of Organization
1.	Concordia Healthcare Inc.	Canada
2.	Concordia Laboratories Inc.	Luxembourg
3.	Concordia Pharmaceuticals Inc.	Luxembourg
4.	Concordia Investments (Jersey) Limited	Jersey
5.	Concordia Financing (Jersey) Limited	Jersey
6.	Concordia Holdings (Jersey) Limited	Jersey
7.	Concordia Investment Holdings (UK) Limited	United Kingdom

Schedule 1.1(a)-1
SC1:3966960.2D

Schedule 1.1(b)

Immaterial Subsidiaries

	Name	Jurisdiction of Organization
1.	Concordia Labs Inc.	Delaware, USA
2.	Concordia Healthcare USA Inc.	Delaware, USA
3.	Pinnacle Biologics, Inc.	Delaware, USA
4.	Hawthorn Drug Group, Inc.	Delaware, USA
5.	Complete Medical Homecare, Inc.	Missouri, USA
6.	Compagnie Biologiques Pinnacle	Quebec, Canada
7.	Amdipharm Mercury (Canada) Limited	Ontario, Canada
8.	Amdipharm Sales & Marketing Limited	Jersey
9.	Amdipharm Group Holdings Ltd.	Jersey
10.	Primegen Limited	United Kingdom
11.	Amdipharm Mercury Midco UK Ltd	United Kingdom
12.	Amdipharm Mercury Holdco UK Ltd.	United Kingdom
13.	Midas Bidco Ltd	United Kingdom
14.	WIHL Finance Plc	United Kingdom
15.	Amdipharm UK Limited	United Kingdom
16.	Amdipharm Marketing Ltd	United Kingdom
17.	RMR Pharmaceuticals Limited	United Kingdom
18.	Amdipharm Mercury Company Limited	United Kingdom
19.	Mercury Pharma Overseas Ltd	Ireland
20.	Mercury Pharm Limited	Ireland
21.	Mercury Pharmaceuticals (ROI) Ltd	Ireland

Schedule 1.1(b)-1
SC1:3966960.2D

22.	Amdipharm Coöperatief UA.	Netherlands
23.	Amdipharm International B.V.	Netherlands
24.	Pinnacle Biologics B.V.	Netherlands
25.	Amdipharm Mercury Services Pvt Ltd	India
26.	Goldshield Real Estate Pvt Ltd	India
27.	Goldshield Healthcare Pvt Ltd	India
28.	Pinnacle Biopharma India Private Limited	India
29.	AMCo (Germany) GmbH	Germany
30.	AMCo France S.á r.l	France
31.	Amdipharm Mercury RSA Pty Limited	South Africa
32.	Amdipharm Mercury Middle East FZ - LLC	United Arab Emirates
33.	AMCo (Italy) S.r.l.	Italy
34.	Amdipharm Mercury (Hong Kong) Limited	Hong Kong
35.	Mercury Pharma (Australia) PTY Ltd	Australia
36.	Boucher & Muir (Holdings) Pty Limited	Australia
37.	Boucher & Muir Pty Limited	Australia
38.	Emerge Medical Pty Limited	Australia
39.	Boucher & Muir (NZ) Limited	New Zealand
40.	ABM Pharma Limited	New Zealand
41.	Boucher & Muir (PNG) Limited	Papua New Guinea

Schedule 1.1(b)-2
SC1:3966960.2D

Schedule 1.1(c)

Unrestricted Subsidiaries

	Name	Jurisdiction of Organization
1.	Amdipharm Mercury (Canada) Limited	Ontario, Canada
2.	Amdipharm Sales & Marketing Limited	Jersey
3.	Amdipharm Group Holdings Ltd.	Jersey
4.	Primegen Limited	United Kingdom
5.	Amdipharm Mercury Midco UK Ltd	United Kingdom
6.	Amdipharm Mercury Holdco UK Ltd.	United Kingdom
7.	Midas Bidco Ltd	United Kingdom
8.	WIHL Finance Plc	United Kingdom
9.	Amdipharm UK Limited	United Kingdom
10.	Amdipharm Marketing Ltd	United Kingdom
11.	RMR Pharmaceuticals Limited	United Kingdom
12.	Amdipharm Mercury Company Limited	United Kingdom
13.	Mercury Pharma Overseas Ltd	Ireland
14.	Mercury Pharm Limited	Ireland
15.	Mercury Pharmaceuticals (ROI) Ltd	Ireland
16.	Amdipharm Coöperatief UA.	Netherlands
17.	Amdipharm International B.V.	Netherlands
18.	Amdipharm Mercury Services Pvt Ltd	India
19.	Goldshield Real Estate Pvt Ltd	India
20.	Goldshield Healthcare Pvt Ltd	India
21.	AMCo (Germany) GmbH	Germany
22.	AMCo France S.á r.l	France

Schedule 1.1(c)-1
SC1:3966960.2D

23.	Amdipharm Mercury RSA Pty Limited	South Africa
24.	Amdipharm Mercury Middle East FZ - LLC	United Arab Emirates
25.	AMCo (Italy) S.r.l.	Italy
26.	Amdipharm Mercury (Hong Kong) Limited	Hong Kong
27.	Mercury Pharma (Australia) PTY Ltd	Australia
28.	Boucher & Muir (Holdings) Pty Limited	Australia
29.	Boucher & Muir Pty Limited	Australia
30.	Emerge Medical Pty Limited	Australia
31.	Boucher & Muir (NZ) Limited	New Zealand
32.	ABM Pharma Limited	New Zealand
33.	Boucher & Muir (PNG) Limited	Papua New Guinea

Schedule 1.1(c)-2
SC1:3966960.2D

Schedule 2.3(a)

Existing Letters of Credit

Issuer	Beneficiary	Issuing Party	Amount
Amdipharm Limited	National Westminster Bank PLC	Goldman Sachs Bank USA	£400,000.00
Mercury Pharma Group Limited	National Westminster Bank PLC	Goldman Sachs Bank USA	AUD850,000.00

Schedule 2.3(a)-1
SC1:3966960.2D

Schedule 4.4

Filings, Governmental Approvals and Third Party Consents

None.

Schedule 4.4-1
SC1:3966960.2D

Schedule 4.8
Equity Interests
Name of Subsidiary of Borrower	Jurisdiction of Incorporation, Formation or Organization	Percentage of Equity Interests Owned by Borrower or subsidiaries
Concordia Healthcare Inc.	Ontario	100%
Concordia Laboratories Inc.	Luxembourg	100%
Concordia Pharmaceuticals Inc.	Luxembourg	100%
Amdipharm Holdings S.á r.l.	Luxembourg	100%
Concordia Investments (Jersey) Limited	Jersey	100%
Concordia Financing (Jersey) Limited	Jersey	100%
Amdipharm Mercury Ltd.	Jersey	100%
Concordia Holdings (Jersey) Limited	Jersey	100%
Amdipharm Mercury International Limited	Jersey	100%
Amdipharm Mercury Holdco Ltd.	Jersey	100%
Amdipharm Mercury Midco Ltd.	Jersey	100%
Amdipharm Mercury Debtco Ltd.	Jersey	100%
Amdipharm Mercury Newco Ltd.	Jersey	100%
Amdipharm International Holdings Ltd.	Jersey	100%
Concordia Investment Holdings (UK) Limited	United Kingdom	100%
Mercury Pharma Group Ltd.	United Kingdom	100%
Focus Pharma Holdings Limited	United Kingdom	100%
Focus Pharmaceuticals Limited	United Kingdom	100%
Mercury Pharma (Generics) Ltd.	United Kingdom	100%
Mercury Pharmaceuticals Ltd.	United Kingdom	100%
Amdipharm Mercury Holdco UK Ltd.	United Kingdom	100%
Amdipharm Mercury UK Ltd.	United Kingdom	100%
Amdipharm Limited	Ireland	100%
Mercury Pharma International Ltd.	Ireland	100%
Mercury Pharmaceuticals (Ireland) Ltd.	Ireland	100%
Abcur AB	Sweden	100%
Amdipharm AG	Switzerland	100%

Schedule 4.8-1
SC1:3966960.2D

Amdipharm BV	Netherlands	100%
Concordia Labs Inc.	Delaware, USA	100%
Concordia Healthcare USA Inc.	Delaware, USA	100%
Pinnacle Biologics, Inc.	Delaware, USA	100%
Hawthorn Drug Group, Inc.	Delaware, USA	100%
Complete Medical Homecare, Inc.	Missouri, USA	100%
Compagnie Biologiques Pinnacle	Quebec, Canada	100%
Amdipharm Mercury (Canada) Limited	Ontario, Canada	100%
Amdipharm Sales & Marketing Limited	Jersey	100%
Amdipharm Group Holdings Ltd.	Jersey	100%
Primegen Limited	United Kingdom	100%
Amdipharm Mercury Midco UK Ltd	United Kingdom	100%
Midas Bidco Ltd	United Kingdom	100%
WIHL Finance Plc	United Kingdom	99.99% owned by Amdipharm
		International Holdings Ltd and 1% owned
		by Amdipharm Group Holdings Ltd.
Amdipharm UK Limited	United Kingdom	100%
Amdipharm Marketing Ltd	United Kingdom	100%
RMR Pharmaceuticals Limited	United Kingdom	100%
Amdipharm Mercury Company Limited	United Kingdom	100%
Mercury Pharma Overseas Ltd	Ireland	100%
Mercury Pharm Limited	Ireland	100%
Mercury Pharmaceuticals (ROI) Ltd	Ireland	100%
Amdipharm Coöperatief UA.	Netherlands	99% owned by Amdipharm Sales &
		Marketing Limited and 1% owned by
		Amdipharm Mercury International
		Limited
Amdipharm International B.V.	Netherlands	100%
Pinnacle Biologics B.V.	Netherlands	100%
Amdipharm Mercury Services Pvt Ltd	India	99.99% owned by Mercury Pharma
		International Ltd and 0.01% owned by
		Goldshield Healthcare Pvt Ltd
Goldshield Real Estate Pvt Ltd	India	99.9% owned by Mercury Pharma Group

Schedule 4.8-2
SC1:3966960.2D

		Ltd and 0.01% owned by Amdipharm
		Mercury Company Limited
Goldshield Healthcare Pvt Ltd	India	99.9% owned by Mercury Pharma Group
		Ltd and 0.01% owned by Mercury
		Pharmaceuticals Ltd
Pinnacle Biopharma India Private Limited	India	99%1
AMCo (Germany) GmbH	Germany	100%
AMCo France S.á r.l	France	100%
Amdipharm Mercury RSA Pty Limited	South Africa	100%
Amdipharm Mercury Middle East FZ - LLC	United Arab Emirates	100%
AMCo (Italy) S.r.l.	Italy	100%
Amdipharm Mercury (Hong Kong) Limited	Hong Kong	99% owned by Mercury Pharma Group
		Ltd and 1% owned by Mercury
		Pharmaceuticals Ltd
Mercury Pharma (Australia) PTY Ltd	Australia	100%
Boucher & Muir (Holdings) Pty Limited	Australia	100%
Boucher & Muir Pty Limited	Australia	100%
Emerge Medical Pty Limited	Australia	100%
Boucher & Muir (NZ) Limited	New Zealand	100%
ABM Pharma Limited	New Zealand	100%
Boucher & Muir (PNG) Pty Limited	Papua New Guinea	100%

_______________________________________
1 Approximately 1% is legally owned by a former Pinnacle shareholder.

Schedule 4.8-3
SC1:3966960.2D

Schedule 4.9

Actions, Suits and Proceedings

1. Concordia Healthcare Corp. and Concordia Pharmaceuticals Inc. (“CPI”) have entered into a proposed settlement agreement with the United States Federal Trade Commission (the “FTC”), arising from a civil investigative demand related to its agreement with Par Pharmaceuticals, Inc. to distribute Kapvay®, pursuant to which the Borrower and its subsidiary are prohibited from enforcing obligations arising under the Kapvay® agreement and are further prohibited from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The proposed agreement with the FTC does not constitute an admission by CPI or the Borrower that they have violated the law. The proposed settlement agreement is subject to initial acceptance by the FTC, publication of the settlement’s terms and a 30-day public comment period, and final acceptance by the FTC.

Schedule 4.9-1
SC1:3966960.2D

Schedule 4.16

Environmental Matters
None.

Schedule 4.16-1
SC1:3966960.2D

Schedule 4.18
Insurance

[REDACTED -This Schedule contains details regarding the issuer's insurance policies and coverage which are not required to understand the impact of this agreement on the business of the issuer and which could be seriously prejudicial to the interests of the issuer.]

Schedule 4.21

Intellectual Property

1.
Focus Pharmaceuticals Limited (“Focus”) is involved in patent litigation with Novartis AG concerning Focus Voleze® Rivastigmine Transdermal Patches. In August 2013, Novartis AG brought a patent infringement claim against Focus. In March 2015, the High Court in London ruled that Novartis AG’s patent was invalid on two counts. Novartis AG is currently appealing this decision. AMCo estimates its financial exposure from an unfavorable decision to be in the range of £2-3 million.

Schedule 4.21-1
SC1:3966960.2D

Schedule 5.11

Post-Closing Deliverables

1.
To the extent not delivered on or prior to the Closing Date, within fifteen (15) Business Days following the Closing Date (or such later date as the Administrative Agent may reasonably agree in its sole discretion), the Borrower will, and will cause each of the Subsidiaries to, deliver insurance certificates and cause each of its insurance policies to be endorsed or otherwise amended to the extent required by and in accordance with the terms of Section 5.2 of the Credit Agreement.

2.
Within thirty (30) days following the Closing Date (or such later date as the Administrative Agent may reasonably agree in its sole discretion), the Credit Parties shall deliver the following documents and all other documents reasonably required by the Administrative Agent as suggested by its respective special Dutch, English, Irish, Jersey, Luxembourg, Swedish and Swiss counsel with respect to certain guarantees and Liens to be provided by certain Subsidiaries (each a “Guarantor”) of the Borrower located in England, Jersey, Ireland, Luxembourg, the Netherlands, Sweden and Switzerland and consistent with the Collateral and Guarantee Requirement, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent:

a.
Credit Documents. a Joinder Agreement to the Credit Agreement in respect of each such Guarantor, a joinder or other accession agreement to the Pledge and Security Agreement in respect of each Guarantor and, to the extent applicable, the Luxembourg Pledge Agreements, the English Security Agreements, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Swedish Security Agreements, the Swiss Pledge and Security Agreements and any other security agreement over assets consistent with the Liens provided under the Security Agreements executed by a Guarantor in favor of the Collateral Agent (which agreement shall be a Security Agreement for the purposes of this Agreement), in each case, duly executed and delivered by an Authorized Officer of each Guarantor that is a party thereto.

b.
Intercompany Loans. a promissory note or instrument in respect of the intercompany loans incurred on the Closing Date in connection with the Acquisition that shall have been pledged pursuant to the applicable Security Agreement (or other applicable Collateral Document as reasonably required by the Collateral Agent).

c.	Corporate Documents. The Administrative Agent shall have received a certificate of an Authorized Officer of each Guarantor certifying:

i.
that attached thereto is a true and complete copy of the Organizational Documents of such Guarantor, (1) in the case of a corporation or limited liability company, certified as of a recent date by the Secretary of State (or other similar official of the applicable Governmental Authority where such certification is available) of the jurisdiction of its organization or (2)

Schedule 5.11-1
SC1:3966960.2D

otherwise certified by the company secretary or assistant company secretary or a director of such Guarantor or another Person duly authorized by the constituent documents of such Guarantor, in each case with a certification that such governing document has not been amended since the date of the last amendment disclosed pursuant to this subclause (i);

ii.that attached thereto is a certificate as to the good standing (or equivalent document to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Guarantor as of a recent date from the Secretary of State (or other similar official of the jurisdiction of its organization, to the extent readily available in the relevant jurisdiction);

iii.that attached thereto, for each Guarantor incorporated in Luxembourg, is an up-to-date copy of an extract from the Luxembourg Trade and Companies Register;

iv.for each Guarantor incorporated in Luxembourg, that it is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de crédit), and no application has been made by that Guarantor incorporated in Luxembourg or, by any other entitled person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings; and that no petition for the opening of such proceedings has been presented by that Guarantor incorporated in Luxembourg or by any other person entitled to do so;

v.that attached thereto, for each Guarantor incorporated in Switzerland, is (x) a copy of an up-to-date certified excerpt from the Commercial Register (Handelsregisterauszug), and (y) a copy of the certified articles of association (Statuten) evidencing that such Guarantor is entitled to enter into up-stream and/or cross-stream obligations;

vi.if applicable, that attached thereto is an up-to-date shareholder register evidencing the Lien(s) over the shares in that Guarantor;

vii.that each copy document specified in this clause and relating to it is correct, complete and in full force and effect as at a date no earlier than the date of the Joinder Agreement;

viii.that attached thereto, for each Guarantor incorporated in Jersey, is the consent of the Jersey Financial Services Commission pursuant to the Control of Borrowing (Jersey) Order 1958 to issues shares in respect of such Guarantor incorporated in Jersey;

Schedule 5.11-2
SC1:3966960.2D

ix.that attached thereto is a true and complete copy of resolutions and/or minutes duly adopted by the Board of Directors and/or, as applicable (in the case of a unanimous shareholder declaration), the shareholder(s), of such Guarantor authorizing (A) the Transactions and the execution, delivery and performance of the Credit Documents to which it is a party or any other document delivered in connection herewith and that such resolutions and/or minutes have not been modified, rescinded or amended and are in full force and effect and (B) a named Person or persons to sign such Credit Documents and any documents to be delivered by such Guarantor pursuant thereto;

x.that in the case of a Guarantor incorporated in England and Wales or Switzerland, a copy of a resolution signed by all the holders of the issued shares in such Guarantor, approving the terms of, and the transactions contemplated by, the Credit Documents to which such Guarantor is a party;

xi.that in the case of a Guarantor incorporated in Sweden, a copy of the minutes of the Board of Directors (or equivalent) of the shareholder of that Guarantor, approving Guarantor’s entry into and execution of the Credit Documents to which it is a party and granting the security and guarantee contemplated by those Credit Documents;

xii.that attached thereto, in the case of a Guarantor incorporated in the Netherlands, if applicable, is a true and complete copy of (i) resolutions duly adopted by all the shareholders of that party authorizing the Transactions, (ii) resolutions duly adopted by all the members of the supervisory board of that party authorizing the Transactions and (iii) an unconditional positive works council advice and the related request for advice in respect of the Transactions;

xiii.that, in the case of a Guarantor incorporated in Ireland, such registrations, filings and/or notifications as may be necessary or desirable in connection with any Liens created, or purported to be created, by any Irish Domiciled Credit Party, including without limitation at the Companies Registration Office in Ireland;

xiv.as to the incumbency and specimen signature of each Authorized Officer executing the Credit Documents or any other document delivered in connection herewith on behalf of such Guarantor;

xv.that the borrowing, guaranteeing or securing (as applicable) of the Facilities would not breach any borrowing, guarantee or security limit binding on it;

xvi.that, in the case of a Guarantor incorporated in Ireland, the transactions contemplated by the Credit Documents to which such

Schedule 5.11-3
SC1:3966960.2D

Guarantor is a party are not prohibited by Section 239 of the Companies Act 2014; and

xvii.that the copies of the conditions precedent documents provided by it, if any, are correct, complete and in full force and effect and have not been amended or superseded as at a date no earlier than the date of the applicable Joinder Agreement.

d.	Opinions and Other Deliverables: Also, the Administrative Agent shall have received:

1.	a customary legal opinion of Sullivan & Cromwell LLP, New York counsel to the Borrower;

2.	a customary legal opinion of Fasken Martineau LLP, Canadian counsel to the Borrower;

3.	a customary capacity legal opinion of Appleby Global, Jersey counsel to the Borrower;

4.	a customary enforceability legal opinion of Ogier, Jersey counsel to the Arrangers, Agents and Lenders;

5.	a customary legal opinion of AMMC Law, Luxembourg counsel to the Borrower;

6.	a customary legal opinion of Allen & Overy LLP, English counsel to the Arrangers, Agents and Lenders;

7.	a customary legal opinion of Allen & Overy LLP, Dutch counsel to the Arrangers, Agents and Lenders;

8.	a customary legal opinion of Bär & Karrer AG, Swiss counsel to the Arrangers, Agents and Lenders;

9.	a customary legal opinion of Cederquist, Swedish counsel to the Arrangers, Agents and Lenders;

10.	a customary legal opinion of Dillon Eustace, Irish counsel to the Arrangers, Agents and Lenders;

11.	an up-to-date copy of the shareholder register for each Guarantor incorporated in Luxembourg evidencing the pledge over shares of that Credit Party;

12.	updated share certificates and stock transfer powers for the Concordia Investment Holdings (UK) Limited shares being pledged at closing

Schedule 5.11-4
SC1:3966960.2D

13.
for each Guarantor that is incorporated in England and Wales, evidence that such Guarantor has done all that is necessary to comply with sections 677 to 683 of the Companies Act 2006 in order to enable such Guarantor to enter into the Credit Documents and perform its obligations under the Credit Documents; and

14.
for each Guarantor incorporated in Ireland, evidence that such Guarantor has done all that is necessary to comply with sections 82 and 203 of the Companies Act 2014 in order to enable such Guarantor to enter into the Credit Documents and perform its obligations under the Credit Documents.

e.	Control Agreements.

i.	Control Agreements required by the Pledge and Security Agreement; and

ii.	Termination Notice to Deposit Account Control Agreement between Concordia Healthcare USA, Inc., Royal Bank of Canada, as agent, and Fifth Third Bank, dated July 17, 2015.

Schedule 5.11-5
SC1:3966960.2D

Schedule 6.1(a)

Certain Indebtedness

1.	Complete Medical Homecare Inc. owes Joe Corso $5,262,158 for the acquisition of Complete Medical Homecare. This is evidenced by a promissory note bearing interest at 6%per annum.2

2.	Concordia Pharmaceuticals Inc., Barbados Branch owes $410,361 to Shionogi, Inc. as contingent consideration for the Shionogi purchase transaction.

3.	Concordia Laboratories Inc., Barbados Branch owes:

a.
$22,705,9663 to the former owners of Pinnacle Biologics Inc., as consideration payable for part of the purchase price for the acquisition of Pinnacle Biologics Inc.This is broken down into 3 components:

i.	Annual payments of $1 million over 10 years, starting in 2014 owed to Guillermo Herrera (as trustee);

ii.	Contingent milestone payments relating to clinical trials; and

iii.	Earn-out payments subject to achievement of sales in excess of $25 million

b.
$204,2604 to Aptalis Pharmaceutical Technologies as consideration for part of the purchase price for the acquisition of certain assets by Pinnacle Biologics Inc. from Aptalis Pharmaceutical Technologies in March of 2011.

4.	Concordia Healthcare Corp. and Concordia Investments (Jersey) Limited, owe:

a.	Cash earn-out in a maximum amount of £144 million calculated with reference to the future gross profit of the AMCo group over a period of 12 months from October 1, 2015.

b.
Cash payment of $72 million if Concordia Healthcare Corp. acquires certain specified pharmaceutical products from a specified third party introduced to Concordia Healthcare Corp. by certain of the sellers of AMCo within 12 months of the closing of the AMCo acquisition.

_______________________________________
2 $5,766,568 is the accounting value of the promissory note under IFRS. The face value of the note is $6,200,000

3 $22,705,966 is the accounting value of the consideration payable to the former owners of Pinnacle Biologics Inc. The undiscounted face value of the consideration payable is
$9,000,000 in annual payments, $4,500,000 in milestone payments related to clinical trials and $37,558,375 in earn out payments over 10 years. This debt was transferred from Pinnacle Biologics Inc. in October of 2014.

4 This debt was transferred from Pinnacle Biologics Inc. in October of 2014.

Schedule 6.1(a)-1
SC1:3966960.2D

5. [REDACTED - This item relates to intercompany loans. It is not required to understand the impact of this agreement on the business of the issuer and could be seriously prejudicial to the issuer.]

6.	Intercompany loan from Amdipharm International Holdings Ltd to Concordia Holdings (Jersey) Ltd in the amount of £209,764,441.92 incurred in connection with the consummation of the Acquisition.

7.
Mercury Pharma Group Ltd owes to the former owners of Focus Pharmaceuticals Ltd as contingent consideration up to £20 million based on marketing authorization approvals and performance targets (gross profit metrics).

8.	Mercury Pharma Group Ltd owes to the former owners of Abcur AB as contingent consideration up to SEK 24 million (c£2 million on account of performance targets (gross profit metrics).

9.
Mercury Pharma Group Ltd owes to the former owners of Primegen Ltd as contingent consideration up to £22.5 million based on performance targets (revenue and gross profit metrics) and certain marketing authorization approvals/ submissions.

10.	Mercury Pharma Group Ltd owes to the former owners of Boucher & Muir Ltd as contingent consideration up to AUD$ 4 million (c£1.9 million based on performance targets (EBITDA metrics).

11.	Bonds:

Beneficiary	Company	Bank	Bond No.	Bond Currency	Bond Value	Opening Date	Purpose
HM Revenue & Customs	Amdipharm Limited	Natwest	TFPLDG346280	GBP	400,000	24-Jun-14	To avail Deferment Facility from HMRC for Amdipharm Limited To cover the working capital facility

Westpac Banking Corporation	Mercury Pharma Group Ltd	Natwest	TFPLDG349526	AUD	850,000	24-Sep-15	sanctioned by Westpac to Boucher & Muir Pty Australia

Schedule 6.1(a)-2
SC1:3966960.2D

Schedule 6.2(a)

Certain Liens

Ontario Personal Property Security Act

A.	Concordia Healthcare Corp.

Secured Party	Collateral Classification	File Number/ Registration Number	General Collateral Description
BAL Global Finance Canada Corporation 181 Bay Street, Suite 400 Toronto, ON M5J 2V8	Equipment, Accounts, Other	703628622/ 20150213 1412 1590 9853	Expiry Date: February 13, 2025

B.	Concordia Healthcare Inc.

Secured Party	Collateral Classification	File Number/ Registration Number	General Collateral Description
Guillermo Herrera, as Trustee 2801 Lakeside Drive Bannockburn, IL 60015	Inventory, Equipment, Accounts, Other, Motor Vehicle Included	692728488/ 20131220 0901 1862 1923	Expiry Date: December 20, 2023
HSBC Bank Canada 70 York Street Toronto, ON M5J 1S9	Accounts, Other	691426629/ 20131029 1556 1862 7733 20140513 1310 1590 2269	Expiry Date: October 29, 2015

UCC Registrations

A.	Concordia Healthcare Inc.

Jurisdiction	Lien Type	Debtor	Secured Party	Filing Information	Collateral
	UCC			File No.
District of Columbia	(thru	Concordia	Guillermo	2013140158	All
Recorder of Deeds	03/19/2015)	Healthcare Inc.	Herrera, as trustee	Filed:	assets.
12/20/2013
Lapse Date:
12/20/2018

Schedule 6.2(a)-1
SC1:3966960.2D

Schedule 6.3(h)
Certain Investments

1.	Complete Medical Homecare, Inc. liquidation to be permitted.

2.	Loans to UK employees pursuant to travel loan policy totaling £89,079.

3.	[REDACTED - This item relates to intercompany loans. It is not required to understand the impact of this agreement on the business of the issuer and could be seriously prejudicial to the issuer.]

\

Schedule 6.3(h)-1
SC1:3966960.2D

Schedule 6.5(c)

Certain Restricted Payments

1. As part of the consideration for the acquisition of certain assets from Global Medical Direct and affiliated entities, the Borrower is obligated to pay an additional earn-out payment of up to $4.0 million payable in common shares of the Borrower subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of Complete Medical Homecare Inc. (“CMH”) exceeds $7.0 million for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the Borrower’s common shares on the Borrower’s principal trading market. The aggregate earn-out payments are subject to a $4.0 million cap. Based on the most recent forecast of EBITDA for CMH, the Borrower reduced the earn-out liability by $1.1 million in the first quarter of 2015 and wrote off the remaining amount in the second quarter.

Schedule 6.5(c)-1
SC1:3966960.2D

Schedule 6.6(b)

Certain Affiliate Transactions

1. All transactions undertaken pursuant to the implementation plan for the Acquisition.

Schedule 6.6(b)-1
SC1:3966960.2D

Schedule 6.8

Non-Permitted Encumbrances

1. None.

Schedule 6.8-1
SC1:3966960.2D

Schedule 10.1

Notice Addresses

Party	Address
Administrative Agent	[REDACTED - Personal Information]
L/C Issuer	[REDACTED - Personal Information]

Schedule 10.1-1
SC1:3966960.2D

Swing Line Lender	[REDACTED - Personal Information]
Borrower	[REDACTED - Personal Information]

Schedule 10.1-2
SC1:3966960.2D

Guarantors	[REDACTED - Personal Information]

Schedule 10.1-3
SC1:3966960.2D

EXHIBIT A-1

[FORM OF]
FUNDING NOTICE/
BANKERS’ ACCEPTANCE DRAWING NOTICE

To:	Goldman Sachs Bank USA,
[as Administrative Agent for
the Lenders referred to below][as Swing Line Lender]1
200 West Street, 16th Floor
New York, New York 10282 USA
Attention: SBD Operations
Facsimile: 212-428-9270

_________________, 20 2

Ladies and Gentlemen:

Reference is made to the Credit and Guaranty Agreement, dated as of October 21, 2015 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia Healthcare Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Credit Agreement.

_______________________________________

1	Include first bracketed alternative for Term Loans and Revolving Loans; include second bracket- ed alternative for Swing Line Loans.

2
Must be notified (x) with respect to Term Loans under Section 2.1, in writing by delivery (which may be by facsimile) of a Funding Notice signed by the Borrower, (i) one (1) day before the proposed funding date with respect to Base Rate Loans and (ii) three (3) days before the proposed funding date with respect to Eurocurrency Rate Loans (or such shorter period as may be acceptable to the Administrative Agent), (y) with respect to Revolving Loans under Section 2.2, in writing by delivery (which may be by facsimile) of a Funding Notice signed by the Borrower not later than 11:00 a.m., New York City time at least (i) in the case of a Borrowing denominated in Dollars, Canadian Dollars or Pounds Sterling, (a) three (3) Business Days before the proposed Credit Date (which shall be a Business Day) in the case of a Eurocurrency Rate Loan or Bankers’ Acceptance Loan and (b) one (1) Business Day in advance of the proposed Credit Date (which shall be a Business Day) in the case of a Revolving Loan that is an Base Rate Loan or a Canadian Prime Rate Loan and (ii) in case of a Borrowing denominated in a Designated Foreign Currency other than Canadian Dollars or Pounds Sterling, not less than four (4) Business Days in advance of the proposed Credit Date (which shall be a Business Day) (or, in each case, such later time as shall be acceptable to the Administrative Agent) and (z) with respect to Swing Line Loans under Setion 2.23, in writing by delivery (which may be by facsimile) of a Funding Notice signed by the applicable Borrower not later than 1:00 p.m., New York City time on the date of the proposed Borrowing.

A-1-1

The undersigned hereby gives you notice pursuant to Section [2.1][2.2][2.23] [2.24]3 of the Credit Agreement that it requests a borrowing under the Credit Agreement [to be made on the Closing Date]4, and in that connection sets forth below the terms on which such borrowing is requested to be made:

1.	Date of Borrowing/Drawing (the
“Credit Date”) (which shall be a Business Day):
_________________________

2.	Principal Amount5 of Borrowing
(or Face Amount in the case of a Bankers’
Acceptance) and Currency:
_________________________

3.	Type of Borrowing7
_________________________

4.	Class of Borrowing8
_________________________

_______________________________________

3	Include 2.1 for Term Loans. Include 2.2 for Revolving Loans. Include 2.23 for Swing Line Loans. Include 2.24 for Bankers’ Acceptance Loans or BA Equivalent Notes.

4	Include on Closing Date only.

5
Each Borrowing of Revolving Loans must be in a minimum amount: (a) with respect to a Borrowing of Revolving Loans denominated in Dollars, $1,000,000, (b) with respect to a Borrowing of Revolving Loans denominated in Canadian Dollars, Cdn. $1,000,000, (c) with respect to a Borrowing of Revolving Loans denominated in Pounds Sterling, £1,000,000, (d) with respect to a Borrowing of Revolving Loans denominated in Euros, €1,000,000, and (e) with respect to a Borrowing of Revolving Loans denominated in any other Designated Foreign Currency, as the Administrative Agent and the Borrower shall agree. Each multiple in excess of the foregoing must be in multiples of: (a) with respect to a Borrowing of Revolving Loans denominated in Dollars,

$100,000, (b) with respect to a Borrowing of Revolving Loans denominated in Canadian Dollars, Cdn. $100,000, (c) with respect to a Borrowing of Revolving Loans denominated in Pounds Sterling, £100,000, (d) with respect to a Borrowing of Revolving Loans denominated in Euros,
€100,000, and (e) with respect to a Borrowing of Revolving Loans denominated in any other Designated Foreign Currency, as the Administrative Agent and the Borrower shall agree.

6
Other Designated Foreign Currency must be acceptable to the Administrative Agent, each applicable Lender and, as applicable, the Swing Line Lender and Issuing Bank, must be freely convertible into Dollars and readily available in the London interbank market and designated by the Administrative Agent, the Company and, as applicable, each Lender and the Issuing Bank, as a “Designated Foreign Currency.”

7
Specify a Eurocurrency Rate Borrowing, an ABR Borrowing, a Canadian Prime Rate Loan or a Bankers’ Acceptance Loan or BA Equivalent Loan and, if more than one Class of the foregoing exists, the specific Class thereof.

8
Specify if the Borrowing is an Initial Term Loan, Initial Revolving Loan, Swing Line Loan, Incremental Term Loan, Incremental Revolving Loan, Refinancing Term Loan, Refinancing Revolving Loan, Extended Revolving Commitments or Extended Term Loan.

A-1-2

5.	Borrower
_________________________

6.
[[This Funding Notice relates to a Borrowing of Revolving Loans. For purposes of determining the appropriate Applicable Margin, the Senior Secured Net Leverage Ratio [and relevant calculations are set forth on Annex 1 hereto and Schedule 1 thereto] [should be deemed to be greater than [    ]:1.00]. Please refer to Annex 1 and Annex 2 hereto for additional required information regarding this Funding Notice/Drawing Notice.]9

7.	[Interest Period][BA Period]10
_________________________

8.	The account of the Borrower to which proceeds of the Loans requested on the Credit Date are to be made available by the Administrative Agent to the Borrower are as follows:

Bank Name:	_________________________

Bank Address:	_________________________

ABA Number:	_________________________

Account:	_________________________

Attention:	_________________________

Reference:	_________________________

[The Borrower hereby certifies that:

1.Each of the representations and warranties made by any Credit Party in the Credit Agreement and in the other Credit Documents shall be true and correct in all material respects on and as of the Credit Date contemplated hereby as if made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

_______________________________________
9    Include additional information on Annex 1 for Borrowings of Revolving Loans.

10
Include in the case of Eurocurrency Rate Loans, Bankers’ Acceptance Loans or BA Equivalent Loans. The initial interest period applicable to a Eurocurrency Rate Loan or the maturity date applicable to a Bankers’ Acceptance Loan or BA Equivalent Note shall be subject to the definition of “Interest Period” or “BA Period,” as applicable.

A-1-3

2.No event shall have occurred and be continuing on the Credit Date contemplated hereby or would result from the consummation of the extensions of credit requested to be made hereunder that would constitute a Default or Event of Default.] 11

[Remainder of page intentionally left blank]

_______________________________________
11    Include only for a Credit Date other than the Closing Date.

A-1-4

[CONCORDIA HEALTHCARE CORP.][ADDITIONAL BORROWER], as the Borrower

By:
Name:
Title:

[Signature Page to Funding Notice]

Annex 1

Funding Notice/Bankers’ Acceptance Drawing Notice

Pricing Grid - Applicable Margin Determination for Revolving Loans

Senior Secured Net Leverage Ratio

1.	Consolidated Total Debt $[___________]
secured by a Lien on the assets of
any Credit Party =

2.	Unrestricted Cash and Cash $[___________]
Equivalents (not to exceed
$150,000,000) =

3.	Total of line 1 minus line 2 = $[___________]

4.	Consolidated Adjusted $[___________]
EBITDA =

5.	Ratio of line 3 to line 4 = [______]:1.00

Supporting detail showing the calculation of the Senior Secured Net Leverage Ratio is attached hereto as Schedule 1 to this Annex 1.

The Applicable Margin set forth in the Pricing Grid for this Borrowing will be [_______]%.1

_______________________________________

1
Insert applicable rate from the definition of “Applicable Margin” in Credit Agreement. If no Senior Secured Net Leverage Ratio calculation is provided, set the pricing grid level assuming the Senior Secured Net Leverage Ratio is greater than [    ]:1.00.

Exhibit A - Annex 1

Annex 1
SCHEDULE 1

Calculation of
Senior Secured Net Leverage Ratio

Senior Secured Net Leverage Ratio: the ratio of (I) Consolidated Total Debt secured by a Lien on the assets of any Credit Party net of Unrestricted Cash and Cash Equivalents to

(I)	Consolidated Adjusted EBITDA

(1)	Consolidated Total Debt secured by a Lien on the assets of any Credit Party:

(a)	Consolidated Total Debt as of [ ], 20[•]:

(i)
at any date, an amount equal to the aggregate principal amount (or, if higher, the par value or stated face amount) of all Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with IFRS, and consisting of:

(1)	all obligations for borrowed money;
(2)	all obligations evidenced by bonds, debentures, notes or similar instruments;
(3)	all obligations issued or assumed as the deferred purchase price of property or services;
(4)	all Capital Lease Obligations;
(5)	the principal component of all obligations, contingent or otherwise, as an account party in respect of letters of credit (other than letters of credit is- sued in respect of trade payables);2
(6)	the principal component of all obliga- tions in respect of bankers’ acceptances (other than bankers’ acceptance issued in respect of trade payables); and

Exhibit A - Annex 1-2

(7)	all guarantees by the Borrower or any of its Restricted Subsidiaries of In- debtedness in respect of (1) through (6)

(ii)	but excluding:

(1)	Indebtedness in respect of letters of credit (except to the extent of any drawn and unreimbursed amounts thereunder);
(2)	all obligations in respect of Hedge Agreements;
(3)	any Guarantees in respect of (1) and (2); and
(4)	any Indebtedness that is unsecured
(b) Consolidated Total Debt: (line (a)(i) - (a)(ii))    ________________

2.	Unrestricted Cash and Cash Equivalents (in an aggregate amount not to exceed $150,000,000):
___________________

3.	Consolidated Total Debt (Net) - (line (1)(b) minus line (2))
___________________

4.	Consolidated Adjusted EBITDA =
___________________

Consolidated Net Income of the Borrower and its Restricted
Subsidiaries for such period determined on a consolidated basis:

(a)	plus to the extent deducted (and not added back) in arriving at such Consolidated Net Income, the sum, without duplication, of:

(i)
provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations

___________________

(ii)	Consolidated Interest Expense for such period
___________________

Exhibit A - Annex 1-3

(iii)	depreciation and amortization expense of such Person for such period
___________________

(iv)	extraordinary, non-recurring, unusual or exceptional losses, charges and expenses
___________________

(v)
losses, charges and expenses relating to the Transactions regardless of when paid (including, without limitation, the write-off of deferred financing fees capitalized on the balance sheet corresponding to the Existing Credit Agreement, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, discounts and commissions, including with regard to arranging or syndication)

___________________

(vi)
(A) actual expenses, costs and charges related to business optimization, relocation or integration; (B) actual expenses, costs and charges related to Permitted Acquisitions after the Closing Date and (C) severance and other restructuring charges actually incurred

___________________

Exhibit A - Annex 1-4

(vii)
losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower

___________________

(viii)	losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations
___________________

(ix)
losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid)

___________________

(x)
charges, expenses and fees incurred, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, SEC, EDGAR or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, acquisition, merger, amalgamation, investment, recapitalization, asset disposition, incurrence or repayment of Indebtedness (including deferred financing expenses), refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any transaction undertaken but not completed) and any non-recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction

___________________

Exhibit A - Annex 1-5

(xi)
the amount of cost savings and synergies projected by the Borrower in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by an Authorized Officer of the Borrower and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within eighteen (18) months after the date of such action and

(C) the aggregate amount added back pursuant to this clause (xi) for any four Fiscal Quarter period shall not exceed, (x) solely with respect to the Transactions, amounts set forth for such four Fiscal Quarter Period in a schedule delivered to the Administrative Agent prior to the Closing Date and (y) otherwise, 20.0% of Consolidated Adjusted EBITDA
___________________

(xii)	any other non-cash losses, charges and expenses, including any write offs or write downs, reducing Consolidated Net Income for such period
___________________

(b)	minus, (in each case to the extent added in Consolidated Net Income), the sum, without duplication, of:

(i)	net unrealized gains on Hedge Agreements
___________________

(ii)	gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any person other than in the ordinary course of business
___________________

(iii)	cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above
___________________

Exhibit A - Annex 1-6

(iv)
non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period

___________________

Consolidated Adjusted EBITDA (line (4) plus line (4)(a) minus line (4)(b))
___________________

Senior Secured Debt (Net) to EBITDA (ratio of line (3) to line (4)) [    ]:1.00

Exhibit A - Annex 1-7

EXHIBIT A-2

[FORM OF]
NOTICE OF CONVERSION/CONTINUATION

Reference is made to that certain Credit and Guaranty Agreement, dated as of October 21, 2015, among Concordia Healthcare Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined). Pursuant to Section 2.7 of the Credit Agreement, the Borrower desires to convert or continue Loans as follows:

1.	Date of conversion/continuation:___________________,____

2.	Amount of Loans being converted/continued: [$][C$][£]____________________

3.	Class of Loans being converted/continued:
[ ] a.    [    ]1 Term Loans
[ ] b. Revolving Loans

4.	Borrower entity: ________________

5.	Nature of conversion/continuation:

[ ] a.    Conversion of [Base Rate Loans] [Canadian Prime Rate Loans] to [Eurocurrency Rate Loans] [Bankers’ Acceptance Loans]

[ ] b. Conversion of [Eurocurrency Rate Loans] [Bankers’ Acceptance Loans] to [Base Rate Loans] [Canadian Prime Rate Loans]

[ ] c.    Continuation of [Eurocurrency Rate Loans] [Bankers’ Acceptance Loans]

as such

6.If Loans are being continued as or converted to [Eurocurrency Rate Loans] [Bankers’ Acceptance Loans], the duration of the new Interest Period that commences on the conversion/continuation date:______________ month(s).

7.	No Event of Default has occurred or is continuing.

_______________________________________

1	Fill in the appropriate terminology for the Class of Term Loans to be converted/continued (e.g. Term Loans, Incremental Term Loans, etc.).

A-2-1

[Remainder of page intentionally left blank]

[Signature Page to Notice of Conversion/Continuation]

DATED: ______________________

CONCORDIA HEALTHCARE CORP. as the Borrower

By:
Name:
Title:

[ ], as an Additional Borrower

By:
Name:
Title:

[Signature Page to Notice of Conversion/Continuation]

EXHIBIT A-3

[FORM OF]
REQUEST FOR L/C CREDIT EXTENSION

Date: ___________,_____
To: [L/C Issuer], as L/C Issuer

[____________]
[L/C Issuer]

[Address]
[Address]
Attention: [______]

Ladies and Gentlemen:

Reference is made to that certain Credit and Guaranty Agreement, dated as of October 21, 2015, among Concordia Healthcare Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

The undersigned hereby requests an [issuance][amendment][extension] of [a] Letter[s] of Credit in the amount of [$][C$][€][£][    _]. Enclosed herewith is the related Letter of Credit Application,1 with the information required pursuant to Section 2.3(b) of the Credit Agreement.2

_______________________________________

1
Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least five Business Days (or such later date and time as the Administrative Agent and the applicable L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be.

2
In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof (including a final expiration date in the case of an Auto-Extension Letter of Credit); (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as the applicable L/C Issuer may require (which may include the form of the requested Letter of Credit). In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the applicable

A-3-1

The Borrower hereby certifies that:

1.Each of the representations and warranties made by any Credit Party in the Credit Agreement and in the other Credit Documents shall be true and correct in all material respects on and as of the Credit Date contemplated hereby as if made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

2.No event shall have occurred and be continuing on the Credit Date contemplated hereby or would result from the consummation of the extensions of credit requested to be made hereunder that would constitute a Default or Event of Default.

[Remainder of page intentionally left blank]

L/C Issuer may require. Additionally, the Borrower shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the applicable L/C Issuer or the Administrative Agent may require.

A-3-2

CONCORDIA HEALTHCARE CORP. as the Borrower

By:
Name:
Title:

[ ], as an Additional Borrower

By:
Name:
Title:

[Signature Page to Request for L/C Extension]

EXHIBIT B-1

[FORM OF]
DOLLAR TERM LOAN NOTE

$________________________1
________________________2
[_________], 2015

FOR VALUE RECEIVED, CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), promises to pay to
__________________3 (“Payee”) or its registered assigns the principal amount of
__________________4 ($__________________). The principal amount of this note (“Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement (as defined below).

The Borrower also promises to pay interest on the unpaid principal amount hereof, until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Credit and Guaranty Agreement dated as of October 21, 2015, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

This Note is one of the Borrower’s “Dollar Term Loan Notes” and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Term Loan evidenced hereby was made and is to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the Principal Office of Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment Agreement effecting the assignment or transfer of this Note shall have been accepted by Administrative Agent and recorded in the Register as provided in the Credit Agreement, the Borrower and Administrative Agent shall be entitled to deem and treat Payee as the owner and holder of this Note and the Loan evidenced hereby. Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that

_______________________________________
1    Insert amount of Lender’s Term Loan in numbers.
2    Insert place of delivery of Note.
3    Insert Lender’s name in capital letters.
4    Insert amount of Lender’s Term Loan in words.

B-1-1

the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of the Borrower hereunder with respect to payments of principal of or interest on this Note.

Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall not be included in the computation of the payment of interest on this Note, subject, in each case, to the terms of the Credit Agreement. Notwithstanding the foregoing, in the event the Maturity Date is not a Business Day, any payments required to be made on such date shall be made on the immediately preceding Business Day.

This Note is subject to mandatory prepayment as provided in the Credit Agreement and to prepayment at the option of the Borrower as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE BORROWER AND PAYEE HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POSTJUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THIS NOTE INCORPORATES BY REFERENCE, AND THE BORROWER AND PAYEE HEREBY AGREE TO BE SUBJECT TO, THE PROVISIONS SET FORTH IN SUBSECTION 10.15 OF THE CREDIT AGREEMENT.

Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

This Note is subject to restrictions on transfer or assignment as provided in the Credit Agreement.

To the extent any provision of this Note is inconsistent with, or conflicts with, any provision of the Credit Agreement, the Credit Agreement shall control.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed herein and in the Credit Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. The Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment,

B-1-2

protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-1-3

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[CONCORDIA HEALTHCARE CORP.]

By:
Name:
Title:

[Signature Page to Term Loan Note]

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notion Made By

EXHIBIT B-2

[FORM OF]
POUNDS STERLING TERM LOAN NOTE

£ ________________________1
________________________2
[_________], 2015

FOR VALUE RECEIVED, CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), promises to pay to __________________3 (“Payee”) or its registered assigns the principal amount of __________________4 (£__________________). The principal amount of this note (“Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement (as defined below).

The Borrower also promises to pay interest on the unpaid principal amount hereof, until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Credit and Guaranty Agreement dated as of October 21, 2015, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

This Note is one of the Borrower’s “Pounds Sterling Term Loan Notes” and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Term Loan evidenced hereby was made and is to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United Kingdom in same day funds at the Principal Office of Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment Agreement effecting the assignment or transfer of this Note shall have been accepted by Administrative Agent and recorded in the Register as provided in the Credit Agreement, the Borrower and Administrative Agent shall be entitled to deem and treat Payee as the owner and holder of this Note and the Loan evidenced hereby. Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure

_______________________________________
1    Insert amount of Lender’s Term Loan in numbers.
2    Insert place of delivery of Note.
3    Insert Lender’s name in capital letters.
4    Insert amount of Lender’s Term Loan in words.

B-2-1

to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of the Borrower hereunder with respect to payments of principal of or interest on this Note.

Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall not be included in the computation of the payment of interest on this Note, subject, in each case, to the terms of the Credit Agreement. Notwithstanding the foregoing, in the event the Maturity Date is not a Business Day, any payments required to be made on such date shall be made on the immediately preceding Business Day.

This Note is subject to mandatory prepayment as provided in the Credit Agreement and to prepayment at the option of the Borrower as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE BORROWER AND PAYEE HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THIS NOTE INCORPORATES BY REFERENCE, AND THE BORROWER AND PAYEE HEREBY AGREE TO BE SUBJECT TO, THE PROVISIONS SET FORTH IN SUBSECTION 10.15 OF THE CREDIT AGREEMENT.

Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

This Note is subject to restrictions on transfer or assignment as provided in the Credit Agreement.

To the extent any provision of this Note is inconsistent with, or conflicts with, any provision of the Credit Agreement, the Credit Agreement shall control.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed herein and in the Credit Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. The Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment,

B-2-2

protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-2-3

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[CONCORDIA HEALTHCARE CORP.]

By:
Name:
Title:

[Signature Page to Term Loan Note]

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notion Made By

EXHIBIT B-3

[FORM OF]
REVOLVING LOAN NOTE

[$] [C$] [£] [€] ________________________1
________________________2
[_________], 2015

FOR VALUE RECEIVED, [CONCORDIA HEALTHCARE CORP.] [ADDITIONAL
BORROWER], a corporation incorporated under the laws of [the Province of Ontario] [    ] (the “Borrower”), promises to pay to__________________3 (“Payee”) or its registered assigns, the lesser of (x)__________________4 ([$][C$][£][€][Other Designated Foreign Currency]
__________________) and (y) the unpaid principal amount of all advances made by Payee to the Borrower as Revolving Loans under the Credit Agreement (as defined below). The principal amount of this note (“Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement.

The Borrower also promises to pay interest on the unpaid principal amount hereof, from the date hereof until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Credit and Guaranty Agreement dated as of October 21, 2015, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

This Note is one of the Borrower’s “Revolving Loan Notes” and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Revolving Loans evidenced hereby were made and are to be repaid.

All payments of principal and interest in respect of this Note shall be made in [the lawful money of the United States of America][ the lawful money of Canada][ the lawful money of the United Kingdom][the single currency of the European Union][Other Designated Foreign Currency] in same day funds at the Principal Office of Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment Agreement effecting the assignment or transfer of

_______________________________________
1    Insert amount of Lender’s Revolving Commitment in numbers.
2    Insert place of delivery of Note.
3    Insert Lender’s name in capital letters.
4    Insert amount of Lender’s Revolving Commitment in words.

B-3-1

this Note shall have been accepted by Administrative Agent and recorded in the Register as provided in the Credit Agreement, the Borrower and Administrative Agent shall be entitled to deem and treat Payee as the owner and holder of this Note and the Loans evidenced hereby. Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of the Borrower hereunder with respect to payments of principal of or interest on this Note.

Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest on this Note, subject, in each case, to the terms of the Credit Agreement. Notwithstanding the foregoing, in the event the Maturity Date is not a Business Day, any payments required to be made on such date shall be made on the immediately preceding Business Day.

This Note is subject to mandatory prepayment as provided in the Credit Agreement and to prepayment at the option of the Borrower as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE BORROWER AND PAYEE HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POSTJUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THIS NOTE INCORPORATES BY REFERENCE, AND THE BORROWER AND PAYEE HEREBY AGREE TO BE SUBJECT TO, THE PROVISIONS SET FORTH IN SUBSECTION 10.15 OF THE CREDIT AGREEMENT.

Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

This Note is subject to restrictions on transfer or assignment as provided in the Credit Agreement.

To the extent any provision of this Note is inconsistent with, or conflicts with, any provision of the Credit Agreement, the Credit Agreement shall control.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed herein and in the Credit Agreement.

B-3-2

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. The Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-3-3

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[CONCORDIA HEALTHCARE CORP.]

By:
Name:
Title:

[ADDITIONAL BORROWER]

By:
Name:
Title:

[Signature Page to Revolving Loan Note]

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notion Made By

EXHIBIT C

[FORM OF]
COMPLIANCE CERTIFICATE

The undersigned hereby certifies, on behalf of CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Company”), as [Financial Officer] of the Company and not in [his][her] individual capacity, that:

(1)I am the duly elected [Financial Officer] of the Company;

(2)I have reviewed the terms of that certain Credit and Guaranty Agreement dated as of October 21, 2015, as amended, restated, supplemented or otherwise modified and in effect as of the date hereof (said Credit and Guaranty Agreement, as so amended, restated, supplemented or otherwise modified and in effect from time to time, being the “Credit Agreement,” the terms defined therein and not otherwise defined in this Certificate (including Attachment No. 1 annexed hereto and made a part hereof) being used in this Certificate as therein defined), among the Company, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time, and the terms of the other Credit Documents, and I have made, or have caused to be made under my supervision, a review in reasonable detail of the transactions and condition of Company and its subsidiaries during the accounting period covered by the attached financial statements;

(3)No Event of Default or Default has occurred that is continuing during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate[, except as set forth below]; and

[Use the following for fiscal year-end financial statements]

(4)Set forth on Attachment No. 1 annexed hereto are (i) a true and accurate calculation of the Senior Secured Net Leverage Ratio (on a Pro Forma Basis) and (ii) a true and accurate calculation of Excess Cash Flow for the applicable Excess Cash Flow Period, in each case in compliance with Section 5.4(c) of the Credit Agreement.

[Use the following for fiscal quarter-end financial statements]

(4) Set forth on Attachment No. 1 annexed hereto is a true and accurate calculation of the Senior Secured Net Leverage Ratio (on a Pro Forma Basis) in compliance with Section 5.4(c) of the Credit Agreement.

[Set forth [below] [in a separate attachment to this Certificate] are all exceptions to paragraph (3) above listing, in detail, the nature of the condition or event, the period during which it has existed and the action which Company has taken, is taking, or proposes to take with respect to each such condition or event:___________________________________________].

C-1

The foregoing certifications, together with the computations set forth in Attachment No. 1 annexed hereto and made a part hereof and the financial statements delivered with this Certificate in support hereof, are made and delivered this_______ day of________, 20__ pursuant to subsection 5.4(c) of the Credit Agreement.

CONCORDIA HEALTHCARE CORP.,

By:
Name:
Title:

[Signature Page to Compliance Certificate]

ATTACHMENT NO. 1
TO COMPLIANCE CERTIFICATE

This Attachment No. 1 is attached to and made a part of a Compliance Certificate dated as of_____________, _____ and pertains to the period from_____________, _____to _____________, _____. Section references herein relate to subsections of the Credit Agreement.1
Senior Secured Net Leverage Ratio

1.	Consolidated Total Debt secured by a Lien on the assets of any Credit Party (net of unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries in an aggregate amount not to exceed $150,000,000):
$_____________

2.	Consolidated Adjusted EBITDA for the trailing four Fiscal
Quarters ending on___________:
$_____________

3.	Senior Secured Net Leverage Ratio (1):(2):
_____:1.00

[4.	Maximum ratio permitted under Section 6.10: [ ]:1.00][2]
Excess Cash Flow (for the Fiscal Year ended    )3
Sum of (in each case, without duplication):

1.	Consolidated Net Income of the Borrower and its Restricted
Subsidiaries, determined on a consolidated basis:
$_____________
plus

2.
Amount of all non-cash charges (including depreciation and amortization) to the extent deducted in arriving at such Consolidated Net Income, but excluding (i) any such non-cash charges representing an accrual or reserve for potential cash items in any future period and (ii) amortization of a prepaid cash item that was paid in a prior Fiscal Year:

$_____________
plus

_______________________________________

1	In the event of any conflict or inconsistency between the provisions of this Compliance Certificate and the Credit Agreement, the provisions of the Credit Agreement shall control.

2	Only applicable when a Covenant Trigger Event has occurred.

3	To be included in compliance certificate delivered in connection with the financial statements delivered under Section 5.4(a) of the Credit Agreement (i.e., annual audited financial statements only).

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3.	Decreases in Consolidated Working Capital for such Fiscal
Year:
$_____________
plus

4.	Net cash receipts in respect of Hedge Agreements during such Fiscal Year to the extent not otherwise included in such Consolidated Net Income:
$_____________
plus

5.
Aggregate amount of any non-cash loss recognized as a result of any Asset Sale or Casualty Event (other than any Asset Sale in the ordinary course of business) that resulted in a decrease to Consolidated Net Income (up to the amount of such decrease):

$_____________
plus

Minus the sum of (without duplication):

6.
Amount of all non-cash credits included in arriving at such Consolidated Net Income (excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in item 2 above) and cash charges excluded by virtue of clauses (a) through (p) of the definition of Consolidated Net Income:

$_____________
plus

7.	Amount of any prepaid cash item deducted in part for such period, with the balance amortized over a subsequent period:
$_____________
plus

8.
Aggregate amount of all principal payments of Indebtedness of the Borrower and its Restricted Subsidiaries (including (i) the principal component of payments in respect of Capital Lease Obligations and (ii) the amount of any mandatory or voluntary prepayment of Indebtedness (excluding (A) all prepayments in respect of any revolving credit facility (including Revolving Commitments), except to the extent there is an equivalent permanent reduction in commitments thereunder, (B) prepayments of the Term Loans and (C) prepayments and payments of the 7.0% Senior Notes, the [ ]% Senior Notes or the Equity Bridge Loans)) made during such Fiscal Year, in each case financed with Internally Generated Cash of the Borrower and its Restrict-ed Subsidiaries:

$_____________
plus

9.	Increases in Consolidated Working Capital for such Fiscal Year:
$_____________

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plus

10.
Cash payments by the Borrower and its Restricted Subsidiaries during such Fiscal Year in respect of the permanent reduction of long-term liabilities of the Borrower and its Restricted Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such Fiscal Year or are not deducted in calculating Consolidated Net Income:

$_____________
plus

11.
Amount of (i) capital expenditures, including but not limited to the purchase of fixed assets, and (ii) the aggregate amount of cash consideration paid by the Borrower and its Restricted Subsidiaries in connection with Investments constituting Permitted Acquisitions, Specified Investments and permitted acquisitions of Intellectual Property made during such Fiscal Year, in each case, to the extent financed with Internally Generated Cash of the Borrower and its Restricted Subsidiaries:

$_____________
plus

12.
Amount of Restricted Payments made in cash pursuant to clauses (d) and (f) of Section 6.5 of the Credit Agreement paid during such Fiscal Year in each case to the extent such Restricted Payments were financed with Internally Generated Cash of the Borrower and its Restricted Subsidiaries:

$_____________
plus

13.
Aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and its Restricted Subsidiaries during such Fiscal Year that are made in connection with any prepayment, early extinguishment or conversion of Indebtedness to the extent such payments are not expensed during such Fiscal Year or are not deducted in calculating Consolidated Net Income:

$_____________
plus

14.
Aggregate consideration required to be paid in cash by the Borrower or any of its Restricted Subsidiaries pursuant to binding contracts entered into prior to or during such Fiscal Year relating to Permitted Acquisitions or other Investments, capital expenditures or permitted acquisitions of Intellectual Property to be consummated or made during the period of four consecutive Fiscal Quarters of the Borrower following the end of such Fiscal Year:4

$_____________

_______________________________________
4    Without duplication of amounts deducted from Excess Cash Flow in prior Fiscal Years.

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plus

15.
Amount of cash taxes (including penalties and interest) paid or tax reserves set aside or payable (without duplication) in such Fiscal Year to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such Fiscal Year:

$_____________
plus

16.	Cash expenditures in respect of Hedge Agreements during such Fiscal Year to the extent not deducted in arriving at such Consolidated Net Income:
$_____________
plus

17.
Proceeds of any Asset Sale or Casualty Event to the extent otherwise included in the definition of Excess Cash Flow and to the extent the Borrower is in compliance with the applicable mandatory prepayment requirements set forth in Section 2.12 of theCredit Agreement:

$_____________
plus

18.
Aggregate amount of any non-cash gain recognized as a result of any Asset Sale or Casualty Event (other than any Asset Sale in the ordinary course of business) that resulted in an increase to Consolidated Net Income (up to the amount of such increase), and cash indemnity payments received pursuant to indemnification provisions in any acquisition or any other Investment permitted under the Credit Agreement, in each case that resulted in an increase to Consolidated Net Income (up to the amount of such increase):

$_____________
plus

19.
Aggregate amount of fees, costs and expenses in connection with any Permitted Acquisition or Asset Sale, and any payments of Transaction Costs, to the extent not expensed and not deducted in calculating Consolidated Net Income:

$_____________
plus

20.
To the extent not already deducted in calculating Consolidated Net Income, losses, charges and expenses related to internal software development that are expenses but could have been capitalized under alternative accounting policies in accordance with IFRS:

$_____________
plus

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Equals

21.	Excess Cash Flow:[5]
$_____________

_______________________________________

5	Amounts with respect to each line item calculated above: ((1 + 2 + 3 + 4 + 5) - (6 + 7 + 8 + 9 + 10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)) = Excess Cash Flow amount in Item 21.

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EXHIBIT D

[FORM OF]
CREDIT AGREEMENT JOINDER

THIS CREDIT AGREEMENT JOINDER (this “Agreement”), dated as of_____________,_____, is made by and among _____________________, a _____________________(the “New Subsidiary Credit Party”), Concordia Healthcare Corp. a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), the Guarantors identified on the signature pages hereof, Goldman Sachs Bank USA, as administrative agent (the “Administrative Agent”) under that certain Credit and Guaranty Agreement, dated as of October 21, 2015 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, the Administrative Agent and the lenders party thereto from time to time. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

The New Subsidiary Credit Party hereby agrees as follows with the Administrative Agent, for the benefit of the Lenders:

1.The New Subsidiary Credit Party hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary Credit Party will be deemed to be a party to the Credit Agreement and a “Guarantor” for all purposes of the Credit Agreement and the other Credit Documents, and shall have all of the obligations of a Guarantor thereunder as if it had executed the Credit Agreement and the other Credit Documents. The New Subsidiary Credit Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Credit Documents, including without limitation (a) all of the representations and warranties of the Credit Parties set forth in Section 4 of the Credit Agreement, and (b) all of the affirmative and negative covenants set forth in Sections 5 and 6 of the Credit Agreement. Without limiting the generality of the foregoing terms of this Section 1, the New Subsidiary Credit Party hereby unconditionally guarantees, jointly with the other Guarantors and severally, to the Collateral Agent for the ratable benefit of the Secured Parties as a primary obligor and not merely as a surety, the due and punctual payment and performance of the Obligations and agrees that the Obligations may be extended or renewed, in whole or in part, without notice to or further assent from such Guarantor, and that such Guarantor will remain bound upon its guarantee hereunder notwithstanding any extension or renewal of any Obligation. The New Subsidiary Credit Party represents and warrants that the representations and warranties made by it as a Guarantor under the Credit Agreement and the other Credit Documents are true and correct in all material respects on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof. Each reference to a Guarantor or a Credit Party in the Credit Agreement and in any other Credit Document shall be deemed to include the New Subsidiary Credit Party.

D-1

2.The New Subsidiary Credit Party acknowledges and confirms that it has received a copy of the Credit Agreement and the schedules and exhibits thereto. The information on Schedules 1.1(a) (Guarantors) and 4.8 (Equity Interests) to the Credit Agreement is hereby supplemented to include the information with respect to the New Subsidiary Credit Party shown on the attached Schedule A (New Subsidiary Credit Party Information).

3.The Borrower and the Guarantors confirm that all of their obligations under the Credit Agreement are, and upon the New Subsidiary Credit Party becoming a Guarantor, shall continue to be, in full force and effect. The parties hereto confirm and agree that immediately upon the New Subsidiary Credit Party becoming a Guarantor, the term “Obligations,” as used in the Credit Agreement, shall include all obligations of the New Subsidiary Credit Party under the Credit Agreement and under each other Credit Document.

4.The New Subsidiary Credit Party hereby agrees that upon becoming a Guarantor it will assume all Obligations of a Guarantor as set forth in the Credit Agreement.

5.Each of the Borrower and the other Guarantors agrees that at any time and from time to time, upon the written request of the Administrative Agent, it will execute and deliver such further documents and do such further acts and things as the Administrative Agent may reasonably request in order to effect the purposes of this Agreement.

6.This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

7.This Agreement (a) may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute one contract and
(b) may, upon execution, be delivered by facsimile or electronic mail, which shall be deemed for all purposes to be an original signature.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

D-2

IN WITNESS WHEREOF the Borrower, the Guarantors and the New Subsidiary Credit Party have caused this Agreement to be duly executed by its authorized officer, and the Administrative Agent, for the benefit of the Lenders, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

CONCORDIA HEALTHCARE CORP., as Borrower

By:
Name:
Title:

[NEW SUBSIDIARY CREDIT PARTY], as a Guarantor

By:
Name:
Title:

[OTHER GUARANTORS]

By:
Name:
Title:

[Signature Page to Joinder Agreement]

ACKNOWLEDGED AND ACCEPTED:

GOLDMAN SACHS BANK USA, as Administrative Agent

By:
Name:
Title:

[Signature Page to Joinder Agreement]

Schedule A

New Subsidiary Credit Party Information

D-A-1

EXHIBIT E

[FORM OF]
ASSIGNMENT AND ACCEPTANCE

This Assignment and Acceptance (this “Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and the other Credit Documents to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other Credit Documents or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor

_______________________________________

1
For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

2
For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

3    Select as appropriate.
4    Include bracketed language if there are either multiple Assignors or multiple Assignees.

and, except as expressly provided in this Assignment and Acceptance, without representation or warranty by [the][any] Assignor.

1.	Assignor[s]:

[Assignor [is] [is not] a Defaulting Lender]

2.	Assignee[s]:

3.Borrower:    CONCORDIA HEALTHCARE CORP. (the “Borrower”).

4.Administrative Agent: GOLDMAN SACHS BANK USA as the administrative agent under the Credit Agreement.

5.Credit Agreement: Credit and Guaranty Agreement, dated as of October 21, 2015, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified and in effect from time to time.

6.Assigned Interest[s]:

_______________________________________
5    List each Assignor, as appropriate.
6    List each Assignee, as appropriate.

7
Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

8    Subject to $1,000,000 minimum amount requirement in the case of Dollar Term Loans,
£1,000,000 minimum amount requirement in the case of Pounds Sterling Term Loans and
$2,500,000 minimum amount requirement in the case of Revolving Loans or Revolving Commitments pursuant to Section 10.4(b) of the Credit Agreement.

9	Set forth, to at least 9 decimals, as a percentage of the Loans / Commitments of all Lenders thereunder.

Assigor[s]5	Assignee[s]6	Type of Loan/ Commit- ment	Amount of Assignor’s Loans/ Commit- ments7	Amount of Loans/ Commit- ments As- signed8	Percentage of Assign- or’s Loans/ Commit- ments As- signed9	Resulting Loans/ Commit- ments Amount for Assignor	Resulting Loans/ Commit- ments Amount for Assignee
			[$][£][€]	[$][£][€]	%	[$][£][€]	[$][£][€]
			[$][£][€]	[$][£][€]	%	[$][£][€]	[$][£][€]
			[$][£][€]	[$][£][€]	%	[$][£][€]	[$][£][€]

[7.    Trade Date:        ]10

Effective Date:______________, 20______[TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

_______________________________________

10	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the trade date.

The terms set forth in this Assignment and Acceptance are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

By:
Name:
Title:

[Signature Page to Assignment and Acceptance]

[Consented to and]1 Accepted:

GOLDMAN SACHS BANK USA, as Administrative Agent

By:
Name:
Title:

[Consented to:]2

CONCORDIA HEALTHCARE CORP., as Borrower

By:
Name:
Title:
[Consented to:]3

[L/C ISSUERS]

By:
Name:
Title:

[Consented to:]4

[SWING LINE LENDER]

By:
Name:
Title:

_______________________________________

1    To the extent required under Section 10.4(b)(B) of the Credit Agreement.
2    To the extent required under Section 10.4(b)(A) of the Credit Agreement.
3    To the extent required under Section 10.4(b)(C) of the Credit Agreement.
4    To the extent required under Section 10.4(b)(D) of the Credit Agreement.

[Signature Page to Assignment and Acceptance]

ANNEX 1 TO ASSIGNMENT AND ACCEPTANCE

Reference is made to the Credit and Guaranty Agreement, dated as of October 21, 2015 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia Healthcare Corp., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent (the “Administrative Agent”) and collateral agent (the “Collateral Agent”), and the lenders party thereto from time to time.

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ACCEPTANCE

1.Representations and Warranties. The Administrative Agent may conclusively rely on the representations and warranties of this Section 1 without the need or obligation to investigate that an Assignee is not a Disqualified Person.

1.1Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and the outstanding balances of its Loan and L/C Exposure owing to it, in each case, without giving effect to the assignments thereof which have not become effective, are as set forth in this Assignment and Acceptance and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Credit Parties or any other person obligated in respect of any Credit Document or (iv) the performance or observance by the Credit Parties or any other person of any of their respective obligations under any Credit Document.

1.2Assignee. [The][Each] Assignee (a) represents and warrants that (i) it is not a Disqualified Person, (ii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (iii) it meets all of the other requirements to be an Eligible Assignee under the Credit Agreement (subject to such consents, if any, as may be required under Section 10.4(b) of the Credit Agreement), (iv) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (v) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (vi) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.4 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest, (vii) it has, independently and without

1

reliance upon the Administrative Agent, the Collateral Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest and (viii) if it is a foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, the Collateral Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, (ii) it appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Administrative Agent by the terms of the Credit Agreement, together with such powers as are reasonably incidental thereto and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2.Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued up to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.General Provisions. This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance. This Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York.

4.Fees. This Assignment and Acceptance shall be delivered to the Administrative Agent with a processing and recordation fee of $3,5001.

5.Administrative Questionnaire. If the Assignee is not a Lender, annexed hereto as Exhibit A is a completed administrative questionnaire, in form and substance satisfactory to the Administrative Agent, providing such information (including, without limitation, credit contact information and wiring instructions) of the Assignee as the Administrative Agent may reasonably require.

_______________________________________
1    To be paid by the Assignor or the Assignee.

2

EXHIBIT F

[Reserved]

F-1

EXHIBIT G

[FORM OF]
SOLVENCY CERTIFICATE

Pursuant to Section 3.1(f) of the Credit and Guaranty Agreement, dated as of October 21, 2015 (as the same may be amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), among Concordia Healthcare Corp., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, the Lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent, the undersigned hereby certifies, solely in such undersigned’s capacity as [Financial Officer] of the Borrower, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions (as defined in the Credit Agreement), and after giving effect to the application of the proceeds of such indebtedness under such Transactions:

a.	The amount of the fair saleable value of the assets of the Borrower and its Subsidiaries on a going concern basis exceeds:

(i)
the value of all liabilities of the Borrower and its Subsidiaries, including contingent and other liabilities, as generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors; and

(ii)
the amount that will be required to pay the probable liabilities of the Borrower and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured;

b.	The Borrower and its Subsidiaries do not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and

c.	The Borrower and its Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature.

For purposes of this Certificate, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that the Borrower and its Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Subsidiaries. In reaching the conclusions set forth in this Certificate, the undersigned has made such

G-1

other investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by the Borrower and its Subsidiaries after consummation of the Transactions.

[Signature Page Follows]

G-2

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as [Financial Officer] of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

CONCORDIA HEALTHCARE CORP.

By:
Name:
Title:

[Signature Page to Solvency Certificate]

EXHIBIT H

[FORM OF]
AFFILIATED LENDER ASSIGNMENT AND ACCEPTANCE

This Affiliated Lender Assignment and Acceptance (this “Affiliated Lender Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Affiliated Lender Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and the other Credit Documents to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and
(i)to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other Credit Documents or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor

_______________________________________

1
For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

2
For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

3    Select as appropriate.
4    Include bracketed language if there are either multiple Assignors or multiple Assignees.

and, except as expressly provided in this Affiliated Lender Assignment and Acceptance, without representation or warranty by [the][any] Assignor.

1.	Assignor[s]:

[Assignor [is] [is not] a Defaulting Lender]

2.	Assignee[s]:

3.Borrower: CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”).

4.Administrative Agent: GOLDMAN SACHS BANK USA, as the administrative agent under the Credit Agreement.

5.Credit Agreement: Credit and Guaranty Agreement, dated as of October 21, 2015, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time.

6.Assigned Interest[s]:

Assignor[s]5	Assignee[s]6	Amount of Assignor’s Term Loans7	Amount of Term Loans Assigned8	Percentage of Assignor’s Term Loans Assigned9	Resulting Term Loans Amount for Assignor	Resulting Term Loans Amount for Assignee
		[$][£]	[$][£]	%	[$][£]	[$][£]
		[$][£]	[$][£]	%	[$][£]	[$][£]
		[$][£]	[$][£]	%	[$][£]	[$][£]
_______________________________________
5    List each Assignor, as appropriate.
6    List each Assignee, as appropriate.
7    Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

8    Subject to $1,000,000 minimum amount requirement in the case of Dollar Term Loans and
£1,000,000 minimum amount requirement in the case of Pounds Sterling Term Loans pursuant to Section 10.4(b) of the Credit Agreement.

9    Set forth, to at least 9 decimals, as a percentage of the Loans of all Lenders thereunder.

[7.    Trade Date:        ]10

Effective Date:__________________, 20_____[TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

_______________________________________

10	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the trade date.

The terms set forth in this Affiliated Lender Assignment and Acceptance are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

By:
Name:
Title:

[Signature Page to Affiliated Lender Assignment and Acceptance]

[Consented to and]1 Accepted:

GOLDMAN SACHS BANK USA, as Administrative Agent

By:
Name:
Title:

[Consented to:]2

CONCORDIA HEALTHCARE CORP., as Borrower

By:
Name:
Title:
[Consented to:]3

[L/C ISSUERS]

By:
Name:
Title:

[Consented to:]4

[SWING LINE LENDER]

By:
Name:
Title:

_______________________________________
1    To the extent required under Section 10.4(b)(B) of the Credit Agreement.
2    To the extent required under Section 10.4(b)(A) of the Credit Agreement.
3    To the extent required under Section 10.4(b)(C) of the Credit Agreement.
4    To the extent required under Section 10.4(b)(D) of the Credit Agreement.

[Signature Page to Affiliated Lender Assignment and Acceptance]

ANNEX 1 TO AFFILIATED
LENDER ASSIGNMENT AND ACCEPTANCE

Reference is made to the Credit and Guaranty Agreement, dated as of October 21, 2015 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia Healthcare Corp. a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent (the “Administrative Agent”) and collateral agent (the “Collateral Agent”), and the lenders party thereto from time to time.

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ACCEPTANCE

1.Representations and Warranties. The Administrative Agent may conclusively rely on the representations and warranties of this Section 1 without the need or obligation to investigate that an Assignee is not a Disqualified Person.

1.1Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and the outstanding balances of its Loan and L/C Exposure owing to it, in each case, without giving effect to the assignments thereof which have not become effective, are as set forth in this Assignment and Acceptance and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Credit Parties or any other person obligated in respect of any Credit Document or (iv) the performance or observance by the Credit Parties or any other person of any of their respective obligations under any Credit Document.

1.2Assignee. [The][Each] Assignee (a) represents and warrants that (i) it is not a Disqualified Person, (ii) it is a Purchasing Borrower Party, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (iv) it meets all of the other requirements to be an Assignee under the Credit Agreement (subject to such consents, if any, as may be required under Section 10.4(b) of the Credit Agreement), (v) this Assignment is being made pursuant to a Dutch Auction open to all Lenders of the applicable Class on a pro rata basis, (vi) immediately after giving effect to the consummation of the transaction contemplated hereby, no Default or Event of Default shall exist, (vii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (viii) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (ix) it has received a copy of the Credit Agreement, and has received

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or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.4 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest, (x) it has, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest and (xi) if it is a foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, the Collateral Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, (ii) it appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Administrative Agent by the terms of the Credit Agreement, together with such powers as are reasonably incidental thereto, (iii) it will be bound by the provisions of the Credit Documents and (iv) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender; and (c) hereby affirms that it is not in possession of any material non-public information.

2.Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued up to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.General Provisions. This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance. This Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York.

4.Fees. This Assignment and Acceptance shall be delivered to the Administrative Agent with a processing and recordation fee of $3,5001.

5.Administrative Questionnaire. If the Assignee is not a Lender, annexed hereto as Exhibit A is a completed administrative questionnaire, in form and substance satisfactory to the Administrative Agent, providing such information (including, without limitation, credit contact information and wiring instructions) of the Assignee as the Administrative Agent may reasonably require.

_______________________________________
1    To be paid by the Assignor or the Assignee.

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EXHIBIT I-1-12

[FORM OF]
SECURITY AGREEMENT

Please see attached.

I-1

EXHIBIT J

[FORM OF]
PREPAYMENT NOTICE
Date: ____________,_____
To: Goldman Sachs Bank USA, as Administrative Agent
200 West Street, 16th Floor
New York, New York 10282 USA
Attention: SBD Operations
Facsimile: 212-428-9270

Ladies and Gentlemen:

Reference is made to that certain Credit and Guaranty Agreement, dated as of October 21, 2015, among Concordia Healthcare Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

The undersigned hereby [gives you notice that] [confirms the telephonic notice previously provided to you that], pursuant to Section 2.11 of the Credit Agreement, on [    ], 20[ ], the undersigned intends to make a prepayment of [Term Loans][Revolving Loans][Swing Line Loans] comprising [Base Rate Loans][Eurocurrency Rate Loans][Canadian Prime Rate Loans], in the aggregate principal amount1 of [$][Cdn.$][£][other Designated Foreign Currency][_________].2
[Remainder of page intentionally left blank]

_______________________________________

1
Subject to $500,000 minimum amount and $100,000 integral multiple requirements in the case of Term Loans denominated in Dollars, £500,000 minimum amount and £100,000 integral multiple requirements in the case of Term Loans denominated in Pounds Sterling, and, in the case of Revolving Loans, aggregate minimum amount and integral multiple requirements of the Prepayment Minimum and Prepayment Multiple, pursuant to Section 2.11(a) of the Credit Agreement.

2
If applicable, in accordance with the first proviso to Section 2.12(a) of the Credit Agreement, include any conditions to effectiveness of this prepayment notice in connection with related transactions.

J-1

CONCORDIA HEALTHCARE CORP., as the Borrower

By:
Name:
Title:

[Signature Page to Prepayment Notice]

EXHIBIT K

[FORM OF]
INTRA-GROUP SUBORDINATION AGREEMENT

[Attached.]

K-1

EXHIBIT L

[FORM OF]
ADDITIONAL BORROWER AGREEMENT

This Additional Borrower Agreement is dated as of [    ], 20[ ] (this “Agreement”), and is entered into by and among CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), [        ] a [    ] (the “New Additional Borrower”) and GOLDMAN SACHS BANK USA, as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”) for the Lenders (as defined in the Credit Agreement).

Reference is made to the Credit and Guaranty Agreement, dated as of October 21, 2015 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto from time to time.
Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Credit Agreement.

Under the Credit Agreement, the Lenders have agreed, upon the terms and subject to the conditions therein set forth, to make Revolving Loans available to the Borrower and the Additional Borrowers. The Borrower and the New Additional Borrower desire that the New Additional Borrower become an Additional Borrower under the Credit Agreement.

The New Additional Borrower represents that (x) the representations and warranties contained in the Credit Agreement and in the other Credit Documents are true and correct in all material respects on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof and (y) it has satisfied the conditions set forth in Section 1.14 of the Credit Agreement.

The Borrower agrees that the guarantees of the Obligations contained in the Guaranty and/or the Credit Documents will apply to the Obligations of the New Additional Borrower, to the extent applicable in accordance with the terms thereof. Upon execution of this Agreement by each of the Borrower, the New Additional Borrower and the Administrative Agent, the New Additional Borrower shall be a party to the Credit Agreement and shall constitute an “Additional Borrower” for all purposes thereof, and the New Additional Borrower hereby agrees to be bound by all provisions of the Credit Agreement and the other Credit Documents.

THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

[Remainder of page intentionally left blank]

L-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of [    ], 20[ ].

CONCORDIA HEALTHCARE CORP., as the Borrower

By:
Name:
Title:

GOLDMAN SACHS BANK USA, as Administra tive Agent

By:
Name:
Title:

[ADDITIONAL BORROWER]

By:
Name:
Title:

L-2